QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 12, 2008

Registration No. 333-150354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DJO Finance LLC
DJO Finance Corporation
(Exact name of registrant as specified in its charter)

SEE TABLE OF ADDITIONAL REGISTRANTS

Delaware Delaware	3842 3842	20-5653965 20-5653825
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1430 Decision Street
Vista, California 92081
(800) 336-5690
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

Donald M. Roberts, Esq.
Executive Vice President and General Counsel
1430 Decision Street
Vista, California 92081
(800) 336-5690
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Richard A. Fenyes, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000

          Approximate date of commencement of proposed exchange offer: As soon as practicable after this Registration Statement is declared effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definition of "large accelerated filer," "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a small reporting company)	Small reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

10 7/8% Senior Notes due 2014	$575,000,000	100%	$575,000,000	$22,597.50(2)

Guarantees of 10 7/8% Senior Notes due 2014(3)	N/A(4)	(4)	(4)	(4)

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(f) of the Securities Act of 1933, as amended (the "Securities Act").
(2)
Previously paid.
(3)
See inside facing page for additional registrant guarantors.
(4)
Pursuant to Rule 457(n) under the Securities Act, no separate filing fee is required for the guarantees.

          The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrant Guarantors

Exact Name of Registrant Guarantor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant Guarantor's Principal Executive Offices
DJO Opco Holdings, Inc	Delaware	33-0978270	1430 Decision Street Vista, California 92081 800-336-5690
DJO, LLC.	Delaware	52-2165554	1430 Decision Street Vista, California 92081 800-336-5690
ReAble Therapeutics LLC	Delaware	20-5653240	1430 Decision Street Vista, California 92081 800-336-5690
Encore Medical, LP	Delaware	74-2863979	9800 Metric Boulevard Austin, Texas 78758 800-336-5690
Encore Medical Partners, Inc	Nevada	20-0295933	9800 Metric Boulevard Austin, Texas 78758 800-336-5690
Encore Medical GP, Inc.	Nevada	74-3020852	9800 Metric Boulevard Austin, Texas 78758 800-336-5690
Encore Medical Asset Corporation	Nevada	74-3020851	701 North Green Valley Parkway Suite 209 Henderson, Nevada 89074 800-336-5690
Empi, Inc.	Minnesota	41-1310335	599 Cardigan Road St. Paul, Minnesota 55126 800-336-5690
Empi Corp.	Minnesota	41-1933682	599 Cardigan Road St. Paul, Minnesota 55126 800-336-5690
EmpiCare, Inc.	Kentucky	31-1538883	11802 Brinley Avenue Suite 102 Louisville, Kentucky 40243 800-336-5690
IOMED, LLC.	Utah	87-0441272	599 Cardigan Road St. Paul, Minnesota 55126 800-336-5690

SUBJECT TO COMPLETION, DATED JUNE 12, 2008

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

DJO Finance LLC
DJO Finance Corporation
Offer to Exchange

        $575,000,000 aggregate principal amount of its 10 7/8% Senior Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of its outstanding 10 7/8% Senior Notes due 2014.

        We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The Exchange Offer

  •
  We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

  •
  You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

  •
  The exchange offer expires at 12:00 a.m. midnight, New York City time, on                        , 2008, unless extended. We do not currently intend to extend the expiration date.

  •
  The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes.

  •
  The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offer

  •
  The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

        All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

        See "Risk Factors" beginning on page 21 for a discussion of certain risks that you should consider before participating in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2008.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

i

MARKET, RANKING AND OTHER INDUSTRY DATA

        The data included in this prospectus regarding the markets and the industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, independent industry sources and our own estimates relying on our management's knowledge and experience in the markets in which we operate. Our management's knowledge and experience is based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate.

TRADEMARKS

        This prospectus contains some of our trademarks, trade names and service marks, including the following: Encore®, OTI Osteoimplant Technology, Inc®, Cefar®, Empi®, Ormed® Chattanooga Group™, Compex®, EmpiCare®, Aircast®, DonJoy®, OfficeCare®, ProCare®, SpinaLogic®, RME™, CMF™, OL1000™, and OL1000 SC™. Each one of these trademarks, trade names or service marks is (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights or (iv) a registered trademark or application for registration which we have been licensed by a third party to use. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Generally, you can identify these statements because they use words like "anticipates," "believes," "estimates," "expects," "forecasts," "future," "intends," "plans," and similar terms. These statements reflect only our current expectations. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy, the trends in our industry and the benefits of our recent acquisitions.

        Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described under the "Risk Factors" section and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are intended to be covered by the safe harbors created thereby. To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements that, by definition, involve risks and uncertainties. In any forward-looking statement where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that such future results or events expressed by the statement of expectation or belief will be achieved or accomplished.

        We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors described under the "Risk Factors" section in this prospectus, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

ii

PROSPECTUS SUMMARY

        This summary highlights selected information in this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the information set forth under the heading "Risk Factors" and the financial statements included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, references in this prospectus to "we," "our," "us," and "our Company" for the purposes of this section refer to DJO Finance LLC (formerly ReAble Therapeutics Finance LLC, "DJOFL") and its consolidated subsidiaries, (which include all operations of DJO Incorporated, formerly ReAble Therapeutics Inc.).

Our Company

        We are a leading global provider of high-quality, orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We are the largest non-surgical orthopedic rehabilitation device company in the United States and among the largest globally, as measured by revenues. Many of our products have leading market positions. We believe that our strong brand names, comprehensive range of products, focus on quality, innovation and customer service, extensive distribution network, and our strong relationships with orthopedic and physical therapy professionals have contributed to our leading market positions. We believe that we are one of only a few orthopedic device companies that offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        Our current business activities are the result of a combination of two companies with broad orthopedic product offerings in the United States and foreign countries. One of those companies, ReAble Therapeutics, Inc. ("ReAble"), was a leading manufacturer and distributor of electrotherapy products for pain therapy and rehabilitation, a broad range of clinical devices for the treatment of patients in physical therapy clinics, and a broad range of knee, hip and shoulder implant products. In 2006, ReAble was acquired by an affiliate of Blackstone Capital Partners V L.P. ("Blackstone"). The other company, DJO Opco Holdings, Inc. ("DJO Opco"), formerly named DJO Incorporated, was a leading manufacturer and distributor of orthopedic rehabilitation products, including rigid knee bracing, orthopedic soft goods, cold therapy systems, vascular systems and bone growth stimulation devices. On November 20, 2007, ReAble acquired DJO Opco through a merger transaction (the "DJO Merger"). ReAble then changed its name to DJO Incorporated ("DJO") and continues to be owned primarily by affiliates of Blackstone.

        Historical financial results include results of ReAble and its subsidiaries before and after its acquisition by Blackstone and include the results of DJO Opco since the date of the DJO Merger. Pro forma financial information (unaudited) includes the combined results of operations of DJO Opco and ReAble as though the companies had been combined as of the beginning of the period presented. Pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented.

Operating Segments

        Following the DJO Merger, we provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. Our reportable segments are managed separately because each segment requires different sales and marketing strategies and in some cases offers different products. We currently develop, manufacture and distribute our products through the following three operating segments:

  Domestic Rehabilitation

        We market our domestic rehabilitation products through the three divisions described below.

        DonJoy, ProCare and Aircast.    Our DonJoy, ProCare and Aircast division was acquired with the DJO Merger and offers products in the following categories:

  •
  rigid knee bracing, which includes functional bracing for prevention and rehabilitation of ligament injuries, load shifting braces to relieve osteoarthritis pain and post-operative braces for protecting surgical repair;

  •
  orthopedic soft goods, which include products that offer immobilization and support from head to toe;

  •
  cold therapy products, which assist in the reduction of swelling and pain; and

  •
  vascular systems, which include products intended to prevent deep vein thrombosis following surgery.

        This division also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

        Empi.    Our Empi division offers products in the following categories:

  •
  home electrotherapy, which includes transcutaneous electrical nerve stimulation ("TENS") for pain management and neuromuscular electrical nerve stimulation ("NMES") devices for rehabilitation;

  •
  bone growth stimulation products acquired with the DJO Merger, which promote the healing of bone tissue through combined magnetic field ("CMF") technology;

  •
  iontophoresis, which includes devices and accessories to deliver medication transdermally; and

  •
  home traction, which includes cervical and lumbar traction devices designed to provide decompression to the spine.

        This division also includes our Rehab Med + Equip ("RME") and EmpiCare business. RME sells a wide range of proprietary and third party rehabilitation products to physical therapists and chiropractors through a printed catalog and through an on-line e-commerce site. Through our EmpiCare business, we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

        Chattanooga.    Our Chattanooga Group offers products in the clinical rehabilitation market in the following categories:

  •
  clinical electrotherapy devices (such as TENS, NMES, laser, ultrasound and light therapy);

  •
  clinical traction devices; and

  •
  other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

  International Rehabilitation

        Our International Rehabilitation Segment, which generates most of its revenues in Europe, is divided into three main businesses:

  •
  the international sales of our DonJoy, ProCare and Aircast products, including rigid knee bracing products, orthopedic soft goods, cold therapy products and vascular systems;

  •
  our Ormed business, which provides bracing, CPM, electrotherapy and other products primarily in Germany; and

  •
  our Cefar-Compex business, which provides electrotherapy products for medical and consumer markets and other physical therapy and rehabilitation products primarily in Europe.

  Surgical Implant

        Our Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

Market Opportunities

        We participate globally in the rehabilitation, pain management, bone growth stimulation and reconstruction segments of the orthopedic device market. In the United States, we estimate these segments accounted for approximately $6.7 billion of total industry sales in 2006. We believe that several factors are driving growth in the orthopedic products industry, including the following:

  •
  Favorable demographics.  An aging population is driving growth in the orthopedic products market. Many conditions that result in rehabilitation, physical therapy or orthopedic surgery are more likely to affect people in middle age or later in life. According to a 2007 United States Census Bureau—International Data Base projection, the aging baby boomer generation will result in the percentage of the North American population aged 65 and over to grow from 12.0% in 2008 to 16.0% in 2020 and to 20.0% by 2030. In Western Europe, the population aged 65 and over is expected to grow from 17.0% in 2008 to 20.0% in 2020 and to 24.0% by 2030. In addition, according to a 2007 United States Census Bureau—International Data Base projection, the average life expectancy in North America increased from 77.9 years in 2005 to 78.3 years in 2008 and is expected to grow to 81.3 years by 2030. In Western Europe, the average life expectancy increased from 79.2 years in 2005 to 79.7 years in 2008 and is expected to grow to 82.0 years by 2030. As life expectancy increases, we believe people will remain active longer, causing the number of injuries requiring orthopedic rehabilitation, bone growth stimulation and reconstructive implants to increase.

  •
  Shift toward non-surgical rehabilitation devices and at-home physical therapy. We believe the growing awareness and clinical acceptance by healthcare professionals of the benefits of non-surgical, non-pharmaceutical treatment and rehabilitation products, combined with the increasing interest by patients in rehabilitation solutions that minimize risk and recuperation time and provide greater convenience, will continue to drive demand for these products. For example, TENS and NMES devices are increasingly being recognized as effective solutions for pain management and rehabilitation therapy, respectively. In addition, we believe that orthopedic surgeons are increasingly utilizing braces that assist in rehabilitation and bone growth stimulation devices that enable in-home treatment as viable alternatives to surgery. Many of our orthopedic rehabilitation products are designed for at-home use, which we believe should allow us to benefit from the market shift toward these treatment alternatives.

  •
  Lower cost alternatives appeal to third party payors.  With the cost of healthcare rising in the United States and internationally, third party payors are seeking more cost-effective therapies without reducing quality of care. For example, third party payors seek to reduce clinic visits and accommodate patients' preference for therapies that can be conveniently administered at home. We believe that many of our orthopedic rehabilitation products offer cost-effective alternatives to surgery, pharmaceutical and other traditional forms of physical therapy and pain management.

  •
  Increased need for rehabilitation due to increased orthopedic surgical volume.  The combination of increased prevalence of degenerative joint disease (such as osteoarthritis), an increased number of sports-related injuries, an aging population and improvements in orthopedic surgical technique (such as arthroscopy) has contributed to an increase in the number of orthopedic surgeries. We believe that orthopedic surgical volume will continue to increase, which should result in an increase in the need for our products.

Competitive Strengths

        We believe that we have a number of competitive strengths that will enable us to further enhance our position in the orthopedic rehabilitation device market:

  •
  Leading market positions.  We derived nearly one-half of our net sales in 2007 from products for which we estimate we have leading market positions, including soft goods, ankle braces, walking braces, rigid knee braces, clinical electrotherapy, TENS, NMES, iontophoresis, cold therapy, home and clinical traction and CPM devices. We believe our orthopedic and physical therapy rehabilitation products marketed under the DonJoy, Aircast, ProCare, Chattanooga Group, Empi, Cefar, Compex and Ormed brands have a reputation for quality, durability and reliability among healthcare professionals. We believe the strength of our brands and our focus on customer service have allowed us to establish market leading positions in the highly fragmented and growing orthopedic rehabilitation market.

  •
  Comprehensive range of orthopedic products.  We offer a diverse range of orthopedic devices, including orthopedic rehabilitation, pain management and physical therapy products, bone growth stimulation and surgical reconstructive implant products, to orthopedic specialists and patients for hospital, clinical and at-home therapies. Our broad product offering meets many of the needs of orthopedic professionals and patients and enables us to leverage our brand loyalty with our customer and distributor base. Our products are available across various stages of the orthopedic patient's continuum of care.

  •
  Extensive and diverse distribution network.  We use multiple channels to distribute our products to our customers. We use over 13,000 dealers and distributors and a direct sales force of over 500 employed sales representatives and approximately 900 independent sales representatives to supply our products to physical therapy clinics, orthopedic surgeons and practices, orthotic and prosthetic centers, hospitals, surgery centers, athletic trainers, chiropractors, other healthcare professionals and retail outlets. We believe that our distribution network provides us with a significant competitive advantage in selling our existing products and in introducing new products.

  •
  Strong relationships with managed care organizations and rehabilitation healthcare providers.  Our leading market positions in many of our orthopedic rehabilitation product lines and the breadth of our product offerings have enabled us to secure important preferred provider and managed care contracts. We have developed a third party billing system. Our database includes approximately 9,000 different insurance companies and other payors, including over 1,000 active payor contracts. Our proprietary third party billing system is designed to reduce our reimbursement cycles, improve relationships with managed care organizations and physicians and track patients to improve quality of care and create subsequent selling opportunities. Further, our OfficeCare and EmpiCare businesses maintain inventory at over 1,300 healthcare facilities, primarily orthopedic practices, which further strengthens our relationships with these healthcare providers.

  •
  National contracts with group purchasing organizations.  Following the DJO Merger, we enjoy strong relationships with a meaningful number of group purchasing organizations ("GPOs") due to our significant scale. We believe that our broad range of products is well suited to the goals of these buying groups. Under these national contracts, we provide favorable pricing to the buying group and are designated a preferred purchasing source for the members of the buying group for specified products. As DJO Opco made acquisitions and expanded its product range, it has been able to add incremental products to its national contracts. During 2007, DJO Opco signed or renewed six significant national contracts, and also added products from its recent acquisitions to a number of these national contracts. Following the DJO Merger, we believe we will be able to add additional products to these contracts.

  •
  Low cost, high quality manufacturing capabilities.  Our principal manufacturing facility is located in Tijuana, Mexico and has been recognized for operational excellence. Our low cost manufacturing principles drive manufacturing efficiencies by employing lean manufacturing, Six Sigma concepts and continuous improvement processes. Following the DJO Merger, we plan to move additional portions of our manufacturing to Mexico and expect to achieve savings from lower labor costs and implementation of more efficient processes. Further, we intend to extend lean manufacturing concepts to our manufacturing facilities in Clear Lake, South Dakota and Chattanooga, Tennessee.

  •
  Ability to generate significant cash flow.  Historically, our strong competitive position, brand awareness and high quality products and service as well as our low cost manufacturing have allowed us to generate attractive operating margins. These operating margins, together with limited capital expenditures and modest working capital requirements, significantly benefit our ability to generate free cash flow.

  •
  Experienced management team.  The members of our management team have an average of over 24 years of relevant experience. This team has successfully integrated a number of acquisitions in the last several years.

Strategy

        Our strategy is to increase our leading position in key products and markets, increase revenues and profitability and enhance cash flow. Our key initiatives to implement this strategy include the following:

  •
  Increase our leading market positions.  We believe we are the market leader in many of the markets in which we compete. We intend to continue to increase our market share by leveraging the cross-selling and other opportunities created by the DJO Merger and by implementing the initiatives described below. The DJO Merger will allow us to offer customers a more comprehensive range of products to better meet their evolving needs. We believe our size, scale, brand recognition, comprehensive and integrated product offerings and leading market positions will enable us to capitalize on the growth in the orthopedic product industry.

  •
  Increase sales force productivity.  We believe that our complementary distribution channels following the DJO Merger will provide an opportunity to increase the productivity of our sales force. Our sales representatives will generally have a targeted customer base with a broader product offering for those customers. We plan to encourage cross-selling and increase the productivity of the entire sales force by focusing our sales organization and implementing a sales compensation plan to incentivize our sales representatives to sell a broader range of our products. For example, as a result of the DJO Merger, we will combine our strong relationships with orthopedic surgeons and our strong relationships with physical therapists. In addition, we intend to market DJO Opco's bone growth stimulation products through Empi's extensive distribution network.

  •
  Maximize existing and secure additional national accounts.  We plan to capitalize on the growing practice in healthcare in which hospitals and other large healthcare providers seek to consolidate their purchasing activities to national buying groups. Contracts with these national accounts represent a significant opportunity for revenue growth. We believe that our existing relationships with national buying groups and our broad range of products position us well not only to pursue additional national contracts, but also to expand the scope of our existing contracts.

  •
  Continue to develop and launch new products and product enhancements.  We have a history of developing and introducing innovative products into the marketplace, and we expect to continue future product launches by leveraging our internal research and development platforms. We believe our ability to develop new technology and to advance existing technology to create new products will position us to further diversify our revenues and to expand our target markets by providing viable alternatives to surgery or medication. We believe that product innovation through effective and focused research and development, as well as our relationships with a number of widely recognized orthopedic surgeons and professionals who assist us in product research, development and marketing, will provide a significant competitive advantage. During 2007, we launched 38 new products, which generated over $34.1 million in revenues and on a pro forma basis 51 new products, which generated $38.2 million in revenues.

  •
  Expand international sales.  In recent years, DJO Opco successfully established direct distribution capabilities in several major international markets. We believe that sales to European and other markets outside the United States continue to represent a significant growth opportunity, and we intend to continue to expand our direct and independent distribution capabilities in attractive foreign markets. The recent DJO Merger and several of the acquisitions we made in 2006 have substantially increased our international revenues and operating infrastructure and have provided us with opportunities to expand our international product offerings. For the year ended December 31, 2007, we generated approximately 27.0% of our net sales from customers outside the United States as compared to 23.9% for the year ended December 31, 2006. On a pro forma basis, we generated international sales of approximately 25.0% for the year ended December 31, 2007.

  •
  Maximize cost savings opportunities.  We expect the DJO Merger to create significant opportunities to reduce manufacturing and other operating costs. We expect to achieve cost savings by leveraging our low-cost manufacturing capabilities, rationalizing our combined manufacturing and distribution footprints, increasing procurement savings and eliminating duplicative overhead functions. We also intend to eliminate overlapping operating expenses and expect to reduce expenses through improved leveraging of our benefits of scale created by the DJO Merger.

The Transactions

        On July 15, 2007, we entered into an Agreement and Plan of Merger (the "DJO Merger Agreement") with DJO Opco, formerly known as DJO Incorporated, in a merger transaction (the "DJO Merger") pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 (the "per share merger consideration") in cash for each share of common stock of DJO Opco they then held), $15.2 million related to the fair value of rollover options as explained below, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by Blackstone, borrowings under our new senior secured credit facility (the "New Senior Secured Credit Facility"), and proceeds from our newly issued 10.875% senior notes due 2014.

        Except for certain options held by certain members of DJO Opco management who chose to rollover their options, each outstanding option to purchase common stock of DJO Opco was cancelled in exchange for the right to receive, for each share of common stock of DJO Opco issuable upon exercise of such option, cash in the amount equal to the excess of $50.25 over the exercise price per share of any such options, multiplied by the number of shares of common stock for which such option was exercisable immediately prior to the effective time of the DJO Merger. Former holders of options to acquire DJO Opco's common stock received an aggregate of $47.8 million in cash in exchange for their options in the DJO Merger, and was included as part of the total purchase consideration of the DJO Merger. Certain members of DJO Opco management elected to rollover certain options held by them that had not been exercised at or prior to the effective time of the DJO Merger. Such rollover options were converted to options to purchase 1,912,577 shares of DJO's common stock (the "DJO Merger Management Rollover Options"). The fair value of these fully vested options approximated $15.2 million and was recorded as a component of the cost of the acquisition.

        The following capitalization and financing transactions occurred in connection with the DJO Merger:

  •
  Blackstone made a cash equity contribution of $434.6 million;

  •
  DJOFL entered into the New Senior Secured Credit Facility, which provided for a senior secured term loan facility of $1,065.0 million, all of which was borrowed at closing of the DJO Merger, and a new revolving loan facility of $100.0 million, of which no amount was drawn at the closing of the DJO Merger. The Company issued the new term loan at a 1.2% discount resulting in net proceeds of approximately $1,052.4 million; and

  •
  DJOFL and Finco, as co-issuers, issued $575.0 million aggregate principal amount of notes.

        The proceeds from the capitalization and financing transactions described above were used to:

  •
  pay cash of approximately $1.2 billion to holders of the outstanding shares of common stock and outstanding stock options of DJO Opco immediately prior to the effective time of the DJO Merger (other than the DJO Merger Management Rollover Options);

  •
  repay approximately $430.9 million of indebtedness under our then existing credit facility and accrued interest thereon of $1.3 million;

  •
  repay approximately $271.5 million of outstanding indebtedness under DJO Opco's senior secured credit facilities existing at the time of the DJO Merger, including accrued interest thereon of $0.4 million;

  •
  pay fees and expenses of the DJO Merger and related debt financing costs of approximately $25.7 million and $54.7 million, respectively;

  •
  pay approximately $9.2 million of fees and expenses incurred by DJO Opco prior to the effective time of the DJO Merger; and

  •
  pay $4.8 million in cash related to the termination of interest rate swaps in connection with the repayment of our existing credit facility.

        In connection with the DJO Merger, we also agreed to pay approximately $5.6 million of retention bonuses to certain of our executive officers and senior management team members, of which $2.8 million was paid in January 2008 and the remainder is to be paid in January 2009, subject to certain conditions.

        The DJO Merger, the equity contribution by affiliates of Blackstone, the initial borrowings under our New Senior Secured Credit Facility, the offering of the outstanding notes, the repayment of certain indebtedness of ReAble and DJO Opco and the payment of the related fees and expenses are collectively referred to in this prospectus as the "Transactions." For a more complete description of the Transactions, see "—Corporate Structure" and "The Transactions."

Sources and Uses

        The sources and uses of the funds for the Transactions are shown in the table below.

Sources		Uses
(in millions)
New senior secured credit facilities(1):		DJO Opco equity consideration(4)	$1,236.7
Revolving credit facility	$—	Repayment of existing DJO Opco
Term loan facility	1,052.4	indebtedness(5)	271.9
Outstanding notes	575.0	Repayment of existing
Equity contribution(2)	449.8	ReAble indebtedness(6)	432.1
Rollover equity(3)	372.3	Cash on hand:
		Prefunded integration costs	33.0
		Cash for operations	44.7
		Rollover equity(3)	372.3
Cash on hand	35.6	Transaction fees and expenses(7)	94.4

Total sources	$2,485.1	Total uses	$2,485.1

(1)
We incurred $1,065.0 million of term loan borrowings at the closing of the Transactions. The term loan was issued at a 1.2% discount resulting in net proceeds of $1,052.4 million. We did not have any outstanding borrowings under the revolving credit facility on the closing date of the Transactions. As of March 29, 2008, we had $99.1 million of available borrowings under our revolving credit facility, net of $0.9 million used for letters of credit.

(2)
Represents the cash equity contribution made by investment funds affiliated with Blackstone and the contribution of new equity by certain members of DJO Opco management through the rollover of existing stock options.

(3)
Represents (i) cash equity that investment funds affiliated with Blackstone contributed in connection with the Prior Transaction (as defined below in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions, Dispositions and Other Transactions") in November 2006, (ii) equity rollover in connection with a prior acquisition and (iii) the value of ReAble management stock options that were rolled over in the Prior Transaction, net of $1.4 million of rolled-over ReAble management stock options cashed out in the Transactions.

(4)
Reflects the total consideration paid to holders of outstanding shares of DJO Opco's common stock and holders of outstanding options to acquire shares of DJO Opco common stock in the DJO Merger.

(5)
Consists of $271.5 million of outstanding borrowings and $0.4 million of accrued interest under DJO Opco's senior secured credit facilities existing at the time of the DJO Merger.

(6)
Consists of $430.9 million of outstanding borrowings and $1.3 million of accrued interest under ReAble's senior secured credit facilities existing at the time of the DJO Merger.

(7)
Reflects fees and expenses associated with the Transactions, including financing fees, advisory fees, other transaction costs and $4.8 million related to terminating ReAble's interest rate swaps.

Corporate Structure

        The following diagram illustrates our corporate structure. See "The Transactions."

(1)
In connection with the consummation of the Transactions: (i) ReAble Therapeutics, Inc. ("ReAble"), the ultimate parent company for our business, changed its name to "DJO Incorporated" ("DJO"); (ii) ReAble Therapeutics Holdings LLC changed its name to "DJO Holdings LLC" ("Holdings"); (iii) ReAble Therapeutics Finance LLC, a co-issuer of the notes, changed its name to "DJO Finance LLC" ("DJOFL"); (iv) ReAble Therapeutics Finance Corporation, a co-issuer of the notes, changed its name to "DJO Finance Corporation" ("Finco"); and (v) DJO Incorporated, the ultimate parent company for the DJO business prior to the DJO Merger, changed its name to "DJO Opco Holdings, Inc." ("DJO Opco").

(2)
Represents cash equity contributed by investment funds affiliated with Blackstone and the contribution of new equity by certain members of DJO Opco management through the rollover of existing stock options.

(3)
The obligations under our New Senior Secured Credit Facility are guaranteed by Holdings and all of DJOFL's existing and future direct and indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions. The outstanding notes are guaranteed by all of DJOFL's subsidiaries, other than Finco, that guarantee the obligations under our New Senior Secured Credit Facility. The outstanding notes are not guaranteed by Holdings. The guarantors of the notes are also guarantors of our existing senior subordinated notes. See "Description of Other Indebtedness—New Senior Secured Credit Facility" and "—Existing Senior Subordinated Notes due 2014."

(4)
We did not have any outstanding borrowings under the revolving credit facility on the closing date of the Transactions. As of March 29, 2008, we had $99.1 million of available borrowings under our revolving credit facility, net of $0.9 million used for letters of credit.

(5)
The loans under the New Senior Secured Credit Facility were issued at a 1.2% discount and generated net proceeds of $1,052.4 million.

(6)
DJOFL and Finco issued $200.0 million of 11 3/4% senior subordinated notes due 2014 (our "existing senior subordinated notes") in connection with the acquisition of ReAble by affiliates of Blackstone in 2006.

(7)
DJOFL and Finco are co-issuers of the notes. Finco has only nominal assets and does not conduct any operations. See "Description of Notes."

Corporate Information

        DJOFL was formed and Finco was incorporated under the laws of the State of Delaware in September 2006. ReAble was incorporated under the laws of the State of Delaware in March 1995 (as Healthcare Acquisition Corporation). Our principal executive offices are located at 1430 Decision Street, Vista, California 92081, and our telephone number is (800) 336-5690.

The Blackstone Group

        The Blackstone Group, a global private investment and advisory firm, was founded in 1985. Through its different investment businesses, as of March 31, 2008, Blackstone has total assets under management of approximately $113.5 billion. This is comprised of $57 billion in corporate private equity and real estate funds, $28 billion in discretionary marketable alternative asset programs, $23 billion in credit-oriented alternative asset programs (including proprietary hedge funds), $3 billion in other proprietary hedge funds, and $2 billion in closed-end mutual funds. Blackstone's other businesses include real estate, marketable alternative asset management, which comprises Blackstone's management of funds of hedge funds, mezzanine funds, senior debt vehicles, proprietary hedge funds and publicly-traded closed-end mutual funds, and financial advisory, which comprises Blackstone's corporate and mergers and acquisitions advisory services, restructuring and reorganization advisory services and Park Hill Group, which provides fund placement services for alternative investment funds. In June 2007, Blackstone conducted an initial public offering of common units representing limited partner interests in The Blackstone Group L.P., which are listed on the New York Stock Exchange under the symbol "BX."

The Exchange Offer

        In this prospectus, the term "outstanding notes" refers to the $575.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014 that were issued in a private offering as part of the Transactions on November 20, 2007. The term "exchange notes" refers to the 10 7/8% Senior Notes due 2014, as registered under the Securities Act of 1933, as amended (the "Securities Act"). The term "notes" refers collectively to the outstanding notes and the exchange notes.

General
In connection with the private offering, DJOFL and Finco and the guarantors of the outstanding notes entered into a registration rights agreement with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 360 days after the date of original issuance of the outstanding notes. You are entitled to exchange in the exchange offer your outstanding notes for the exchange notes which are identical in all material respects to the outstanding notes except:
	•	the exchange notes have been registered under the Securities Act;
	•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and
	•	the liquidated damages provisions of the registration rights agreement are no longer applicable.
The Exchange Offer
DJOFL and Finco are offering to exchange $575.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014 which have been registered under the Securities Act for any and all of their outstanding 10 7/8% Senior Notes due 2014.
You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.
Resale
Based on an interpretation by the staff of the Securities and Exchange Commission (the "SEC") set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:
	•	you are acquiring the exchange notes in the ordinary course of your business; and
	•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."
Any holder of outstanding notes who:
• is our affiliate;
• does not acquire exchange notes in the ordinary course of its business; or
• tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.
Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on , 2008, unless extended by DJOFL and Finco. DJOFL and Finco do not currently intend to extend the expiration date.
Withdrawal
You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. DJOFL and Finco will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which DJOFL and Finco may waive. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Outstanding Notes
If you wish to participate in the exchange offer, you must complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the applicable letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company ("DTC") and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:
	•	you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;
	•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;
	•	you are acquiring the exchange notes in the ordinary course of your business; and
•
if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.
Special Procedures for Beneficial Owners
If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.
Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC's Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."

Effect on Holders of Outstanding Notes
As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, DJOFL and Finco and the guarantors of the notes will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture; however, DJOFL and Finco and the guarantors of the notes will not have any further obligation to you to provide for the exchange and registration of the outstanding notes under the registration rights agreement. To the extent that the outstanding notes are tendered and accepted in the exchange offer, the trading market for the outstanding notes could be adversely affected.
Consequences of Failure to Exchange
All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, DJOFL and Finco and the guarantors of the notes do not currently anticipate that they will register the outstanding notes under the Securities Act.
United States Federal Income Tax Consequences
The exchange of outstanding notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See "United States Federal Income Tax Consequences of the Exchange Offer."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See "Use of Proceeds."
Exchange Agent	The Bank of New York is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are set forth under the "The Exchange Offer—Exchange Agent" section.

The Exchange Notes

        The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the outstanding notes and the exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuers	DJOFL, an indirect wholly owned subsidiary of DJO, and Finco, a wholly owned subsidiary of DJOFL, jointly and severally issued the outstanding notes.
Securities Offered	$575.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014.
Maturity	The exchange notes will mature on November 15, 2014, unless earlier redeemed or repurchased.
Interest Rate	The exchange notes will bear interest at a rate of 10 7/8% per annum.
Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2008.
Ranking	The exchange notes and the exchange guarantees will be the issuers' and the guarantors' unsecured senior obligations. Accordingly, they will:
•
be effectively subordinated in right of payment to all of the existing and future secured debt of the issuers and the guarantors (including our New Senior Secured Credit Facility), to the extent of the value of the assets securing such debt;
• rank equally with all of the issuers' and guarantors' unsecured senior indebtedness; and
• rank senior in right of payment to all of the issuers' and guarantors' subordinated indebtedness, including our $200.0 million existing senior subordinated notes.
In addition, the exchange notes will be structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the exchange notes.

As of March 29, 2008, (1) the outstanding notes and the related guarantees ranked effectively junior to approximately $1,065.0 million of senior secured indebtedness under our New Senior Secured Credit Facility and (2) we had an additional $99.1 million of available borrowings under our revolving credit facility, net of $0.9 million used for letters of credit. In addition, we have the option to increase the amount available under our New Senior Secured Credit Facility by the greater of $150.0 million (subject to pro forma compliance with our senior secured leverage ratio financial maintenance covenant) and the amount of indebtedness we could incur to the extent our senior secured leverage ratio remains below a certain threshold. In addition, as of March 29, 2008, our non-guarantor subsidiaries had approximately $41.4 million of indebtedness and liabilities (excluding intercompany indebtedness and deferred tax liabilities) to which the outstanding notes were structurally subordinated.
Guarantees
The exchange notes will be guaranteed jointly and severally and on an unsecured senior basis by each of our existing and future direct and indirect wholly owned domestic subsidiaries that guarantees any of our indebtedness or any indebtedness of our domestic subsidiaries or is an obligor under our New Senior Secured Credit Facility.
Optional Redemption
We are entitled to redeem some or all of the exchange notes at any time on or after November 15, 2011 at the redemption prices set forth in this prospectus. Prior to November 15, 2011, we are entitled to redeem some or all of the exchange notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus the "make-whole" premium set forth in this prospectus. In addition, we are entitled to redeem up to 35% of the aggregate principal amount of the exchange notes until November 15, 2010 with the net proceeds from certain equity offerings at the redemption price set forth in this prospectus.
Change of Control Offer
Upon the occurrence of a change of control, we must give holders of the exchange notes an opportunity to sell to us some or all of their exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date. See "Description of Notes—Repurchase at the Option of Holders—Change of Control."
Certain Covenants	The indenture governing the exchange notes contains covenants limiting our ability and the ability of our restricted subsidiaries to:
	•	incur additional debt or issue certain preferred and convertible shares;
	•	pay dividends on, redeem, repurchase or make distributions in respect of our capital stock or make other restricted payments;
	•	make certain investments;
	•	sell certain assets;
	•	create liens on certain assets to secure debt;
	•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
	•	enter into certain transactions with our affiliates; and

• designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. In addition, during any period of time that the exchange notes have investment grade ratings from both Moody's Investors Service, Inc. and Standard & Poor's, many of these covenants will cease to apply. See "Description of Notes."
No Public Market
The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the outstanding notes have advised us that they intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice.

Risk Factors

        You should carefully consider all the information in the prospectus prior to exchanging your outstanding notes. In particular, we urge you to carefully consider the factors set forth under the "Risk Factors" section.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL DATA

        Set forth below is summary historical consolidated and combined financial data and summary unaudited pro forma financial data of our business, at the dates and for the periods presented below. When the context so requires, we use the term "Predecessor" to refer to the historical financial results and operations of ReAble, our indirect parent, prior to the Prior Transaction and the term "Successor" to refer to the historical financial results and operations of DJOFL after the Prior Transaction.

        We have derived the summary historical financial data for the fiscal year ended December 31, 2005 and the period from January 1, 2006 through November 3, 2006 from the Predecessor's historical audited consolidated financial statements included elsewhere in this prospectus. We have derived the Predecessor's historical balance sheet data as of December 31, 2005 presented in the table below from the Predecessor's historical audited consolidated financial statements that are not included in this prospectus. We have derived the summary historical financial data from the period from November 4, 2006 through December 31, 2006 and as of December 31, 2006 from the Successor's historical audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical financial data as of December 31, 2007 and for the fiscal year ended December 31, 2007 from the Successor's historical audited consolidated financial statements included elsewhere in this prospectus.

        We have derived the summary consolidated financial data as of March 29, 2008 and for each of the three months ended March 31, 2007 and March 29, 2008 from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for any interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary unaudited pro forma statements of operations data and other financial data for the fiscal year ended December 31, 2007 have been prepared to give effect to the Transactions as if they had occurred on January 1, 2007. The summary unaudited pro forma condensed statement of operations for the year ended December 31, 2007 is based on ReAble's audited financial statements for the year ended December 31, 2007 and DJO Opco's financial results for the period from January 1, 2007 to November 19, 2007, the period prior to the date of the DJO Merger. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma condensed consolidated financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Transactions had occurred at any date, and such data do not purport to project the results of operations for any future period.

        The DJO Merger was accounted for using the purchase method of accounting. The total purchase price was allocated to net tangible and identifiable intangible assets based on their estimated fair values as of November 20, 2007. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price was based upon preliminary valuation and other data and the estimates and assumptions are subject to change, based on the finalization of the asset and liability valuation analyses.

        During the periods presented below, ReAble (now renamed DJO Incorporated) has made various acquisitions, including the acquisition of DJO Opco on November 20, 2007, the acquisition of Compex completed on February 24, 2006 and the acquisition of Cefar completed on November 7, 2006, and the results for the acquired businesses are included in our historical financial statements from the date of their respective acquisitions. See "Management's Discussion and Analysis of Financial Condition and

Results of Operations—Recent Acquisitions, Dispositions and Other Transactions" for a description of our most recent acquisitions.

        The summary historical and unaudited pro forma condensed consolidated and combined financial data should be read in conjunction with "The Transactions," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated and Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

						Successor	Successor	Pro Forma
	Predecessor		Successor	Combined
					Successor	Three months ended
		January 1 through November 3, 2006	November 4 through December 31, 2006	Year ended December 31, 2006(1)(3) (unaudited)				Year Ended December 31, 2007 (unaudited)
	Year ended December 31, 2005(2)				Year Ended December 31, 2007(4)	March 31, 2007 (unaudited)	March 29, 2008 (unaudited)
	(in thousands)
Statement of Operations Data:
Net sales	$293,726	$304,383	$57,902	$362,285	$492,134	$106,707	$239,728	$914,619
Cost of sales	115,373	127,280	26,787	154,067	205,864	45,282	95,084	372,762

Gross profit	178,353	177,103	31,115	208,218	286,270	61,425	144,644	541,857
Operating expenses:
Selling, general and administrative	120,036	179,164	41,099	220,263	271,163	50,973	110,612	448,483
Research and development	9,577	14,772	28,128	42,900	21,047	3,635	6,676	25,312
Amortization of acquired intangibles	5,053	5,965	4,035	10,000	33,496	6,507	19,116	82,302

Operating income (loss)	43,687	(22,798)	(42,147)	(64,945)	(39,436)	310	8,240	(14,240)
Other income (expense):
Interest income	393	527	312	839	1,132	217	587	2,204
Interest expense	(28,509)	(26,008)	(8,611)	(34,619)	(72,409)	(14,021)	(45,187)	(164,567)
Other income (expense), net	(23)	(23)	133	110	742	143	1,343	2,149
Loss on early extinguishment of debt	—	(9,154)	—	(9,154)	(14,539)	—	—	—

Income (loss) from continuing operations before income taxes and minority interests	15,548	(57,456)	(50,313)	(107,769)	(124,510)	(13,351)	(35,017)	(174,454)
Provision (benefit) for income taxes	6,061	(11,452)	(8,756)	(20,208)	(42,503)	(2,341)	(11,055)	(56,275)
Minority interests	140	158	39	197	415	77	200	415

Income (loss) from continuing operations	9,347	(46,162)	(41,596)	(87,758)	(82,422)	(11,087)	(24,162)	(118,594)
Discontinued operations:
Gain on disposal of discontinued operations (net of income tax expense)(5)	2,445	—	—	—	—	—	—	—
Income (loss) from discontinued operations (net of income tax expense (benefit)(5)	538	(614)	(38)	(652)	—	—	—	—

Net income (loss)(6)	$12,330	$(46,776)	$(41,634)	$(88,410)	$(82,422)	$(11,087)	$(24,162)	$(118,594)

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$19,560	$16,675	$(15,829)	$846	$(28,759)	$(2,041)	$7,433
Investing activities	(20,364)	(14,272)	(536,411)	(550,683)	(1,323,064)	(5,059)	(4,491)
Financing activities	(1,238)	12,261	550,439	562,700	1,383,558	(1,197)	(108)
Other Financial Data:
Depreciation and amortization	13,749	14,804	6,404	21,208	48,240	9,587	24,777
Capital expenditures	8,010	12,304	1,331	13,635	13,962	4,432	4,272
Ratio of earnings to fixed charges (unaudited)(7)	1.52x	—	—	—	—	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$17,200			$30,903	$63,471	$23,481	$67,694
Total assets	552,037			1,060,636	3,086,272	1,065,535	3,087,421
Long-term debt and capital leases, net of current portion	307,794			548,037	1,818,598	547,091	1,818,989
Stockholders' equity/membership equity	167,107			335,208	704,988	323,401	679,646

(1)
The unaudited combined results for the fiscal year ended December 31, 2006 represent the combination of the Predecessor period from January 1, 2006 through November 3, 2006 and the Successor period from November 4, 2006 through December 31, 2006. This mathematical combination does not comply with generally accepted accounting principles or with the rules for unaudited pro forma presentation, but is presented because we believe it is useful to compare our financial results on an annualized basis. The Successor period reflects the acquisition of ReAble by Blackstone using the purchase method of accounting pursuant to the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations". Accordingly, the comparability of the results of the Successor for the full year 2007 to the combined results of the Successor and the Predecessor for the full year 2006 is affected by differences in the basis of presentation, which reflects purchase accounting in the Successor periods and historical cost in the Predecessor period. In addition the comparability of the combined results is impacted by changes in our capital structure which occurred on the date the Prior Transaction was completed.

(2)
The 2005 data include $5.3 million in sales as a result of the acquisition of assets of OTI on February 22, 2005.

(3)
The 2006 (combined basis) data includes $34.3 million in estimated sales as a result of the Compex acquisition on February 24, 2006 for the period from February 24, 2006 through July 31, 2006. Subsequent to July 31, 2006, Compex sales were combined with Empi sales. The 2006 (combined basis) data also includes $2.9 million in sales as a result of the Cefar acquisition on November 7, 2006.

(4)
The 2007 data includes $54.2 million in sales of DJO Opco and $2.9 million in sales of IOMED as a result of the DJO Merger and the IOMED acquisition on November 20, 2007 and August 9, 2007, respectively. Also included is $17.5 million in estimated sales as a result of the Saunders acquisition on July 2, 2007.

(5)
On August 8, 2005, ReAble completed the sale of its orthopedic soft goods product line to DJO Opco and received a cash payment of approximately $9.5 million. In 2005, we reported a $2.4 million gain on sale from the disposition of such operations. On June 30, 2006, ReAble completed the sale of Slendertone, which was acquired in the Compex acquisition, for a cash payment of $2.4 million, plus the cost of inventory acquired. For accounting purposes, the gain on sale from the disposition of our orthopedic soft goods product line and the operating results of our orthopedic soft goods product line and Slendertone have been classified as discontinued operations in the Predecessor's consolidated statements of operations for the periods presented in the table above.

(6)
Amounts for net income (loss) include results of our orthopedic soft goods and Slendertone product lines through the date of their respective disposition.

(7)
For purposes of calculating the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before provision (benefit) for income taxes plus fixed charges and (b) fixed charges is defined as interest expense (including capitalized interest and amortization of debt issuance costs) and the estimated portion of rent expense deemed by management to represent the interest component of rent expense. For the three months ended March 29, 2008, the three months ended March 31, 2007, year ended December 31, 2007, the period November 4, 2006 through December 31, 2006, and the period January 1, 2006 through November 3, 2006, our earnings were insufficient to cover fixed charges by $35.2 million, $13.4 million, $125.1 million, $50.4 million and $57.7 million, respectively.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offer. The risks and uncertainties described below are not the only ones we face. Our ability to achieve our operating and financial goals is subject to a number of risks, including risks relating to our business operations, our debt level and government regulations. If any of the following risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to the Exchange Offer

There may be adverse consequences if you do not exchange your outstanding notes.

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the offering circular distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary—The Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

        The tender of outstanding notes under the exchange offer will reduce the outstanding amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes not exchanged in this exchange offer due to a reduction in liquidity.

Risks Relating to Our Indebtedness and the Exchange Notes

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

        Due to the DJO Merger, we are highly leveraged. As of March 29, 2008, our total indebtedness was $1,833.4 million. We have an additional $99.1 million available for borrowing under our new revolving credit facility, net of $0.9 million used for letters of credit.

        Our high degree of leverage could have important consequences, including:

  •
  making it difficult for us to make payments on our notes and our existing senior subordinated notes and other debt;

  •
  increasing our vulnerability to general economic and industry conditions;

  •
  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

  •
  exposing us to the risk of increased interest rates as certain of our borrowings, including certain borrowings under our New Senior Secured Credit Facility, will be subject to variable rates of interest;

  •
  limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

        We may be able to incur substantial additional indebtedness in the future. Although our New Senior Secured Credit Facility and each of the indentures governing the notes and the existing senior subordinated notes, which we refer to as the 10.875% Indenture and the 11.75% Indenture (or collectively, the "Indentures"), contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. In addition, the Indentures will not prevent us from incurring obligations that do not constitute indebtedness under the Indentures.

        Our cash paid for interest for the year ended December 31, 2007 was $70.2 million compared to $30.0 million for the year ended December 31, 2006 (combined basis). For the three months ended March 29, 2008, our cash paid for interest was $0.1 million compared to $7.3 million for the three months ended March 31, 2007. As of March 29, 2008, we had $555.0 million of debt subject to floating interest rates, including $550.0 million under the New Senior Secured Credit Facility. Although we currently have interest rate swaps in place to hedge against rising interest rates (see Note 8 to our audited consolidated financial statements) any additional borrowings we make under the New Senior Secured Credit Facility will also be subject to floating interest rates. Based on our current debt balances, we expect our annual cash payments for interest to increase to approximately $157.4 million starting in 2008.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

        Our New Senior Secured Credit Facility and the Indentures governing the notes and the existing senior subordinated notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  incur additional indebtedness or issue certain preferred shares;

  •
  pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

  •
  make certain investments;

  •
  sell certain assets;

  •
  create liens;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

  •
  enter into certain transactions with our affiliates.

        In addition, we are required to satisfy and maintain a specified senior secured leverage ratio, which becomes more restrictive over time. This covenant could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, it may restrict our ability to conduct and expand our business and pursue our business strategies. Our ability to meet this senior secured leverage ratio can be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will meet the senior secured leverage ratio in the future or at all.

        A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under the New Senior Secured Credit Facility, the lenders could elect to declare all amounts outstanding under the New Senior Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the New Senior Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the New Senior Secured Credit Facility. If the lenders under the New Senior Secured Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay the amounts borrowed under the New Senior Secured Credit Facility, as well as our unsecured indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures could affect the operation and growth of our business and may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In that case, we may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and the proceeds from those dispositions may not be adequate to meet any debt service obligations then due. Additionally, our New Senior Secured Credit Facility and the Indentures governing the notes and the existing senior subordinated notes limit the use of the proceeds from dispositions of assets; as a result, we may not be permitted, under our New Senior Secured Credit Facility and the Indentures governing the Notes, to use the proceeds from such dispositions to satisfy all current debt service obligations.

We may not be able to repurchase the notes and the existing senior subordinated notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes and the existing senior subordinated notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes and the existing senior subordinated notes will be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes and the existing senior subordinated notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes and the existing senior subordinated notes that are tendered upon a change of control. Further, we will be contractually restricted under the terms of our New Senior Secured Credit Facility from repurchasing all of the notes and the existing senior subordinated notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes and the existing senior subordinated notes unless we are able to refinance or obtain waivers under our New Senior Secured Credit Facility. Our failure to repurchase the notes and the existing senior subordinated notes upon a change of control would cause a default under the Indentures governing the notes and the existing senior subordinated notes and a cross-default under the New Senior Secured Credit Facility. Our New Senior Secured Credit Facility also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The lenders under the New Senior Secured Credit Facility have the discretion to release the guarantors under the new senior secured credit agreement in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes and the existing senior subordinated notes.

        While any obligations under the New Senior Secured Credit Facility remain outstanding, any guarantee of the notes and the existing senior subordinated notes may be released without action by, or consent of, any holder of the notes and the existing senior subordinated notes or the trustee under the Indentures governing the notes and the existing senior subordinated notes, at the discretion of lenders under the New Senior Secured Credit Facility, if the related guarantor is no longer a guarantor of obligations under the New Senior Secured Credit Facility. The lenders under the New Senior Secured Credit Facility have the discretion to release the guarantees under the New Senior Secured Credit Facility in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes and the existing senior subordinated notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the Notes.

        The notes were offered and sold in November 2007 to institutional investors and are eligible for trading in the PORTAL market. The existing senior subordinated notes were registered with the Securities and Exchange Commission in 2007 and are publicly traded.

        We do not intend to apply for a listing of the notes and the existing senior subordinated notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the notes and we cannot make assurances as to the liquidity of markets for the existing senior subordinated notes or markets that may develop for the notes, the ability to sell the notes and the existing senior subordinated notes or the price at which a holder may be able to sell the notes and the existing senior subordinated notes. If such markets were to exist, the notes and the existing senior subordinated notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. We cannot assure you that an active market for the notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes and the existing senior subordinated notes. The market, if any, for the notes and the existing senior subordinated notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes and the existing senior subordinated notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the exchange notes.

        Any default under the agreements governing our indebtedness, including a default under our New Senior Secured Credit Facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the exchange notes and could substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our New Senior Secured Credit Facility, the indenture governing our existing senior subordinated notes and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our New Senior Secured Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our New Senior Secured Credit Facility to avoid being in default. If we breach our covenants under our New Senior Secured Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the credit agreement governing our New Senior Secured Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Your right to receive payments on the exchange notes is effectively subordinate to those lenders who have a security interest in our assets.

        Our obligations under the exchange notes and the guarantees of the exchange notes are unsecured, but our obligations under our New Senior Secured Credit Facility and the guarantees of the New Senior Secured Credit Facility are secured by a security interest in substantially all of our domestic tangible and intangible assets and all of our capital stock and promissory notes and the capital stock of each of our existing and future domestic subsidiaries and 65% of the capital stock of our first tier non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our New Senior Secured Credit Facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets described above to the exclusion of holders of the exchange notes, even if an event of default exists under the indenture governing the exchange notes at such time. Furthermore, if the lenders foreclose on the pledged assets and sell the pledged equity interests in any guarantor under the exchange notes, then that guarantor will be released from its guarantee of the exchange notes automatically and immediately upon such sale. In any such event, because the exchange notes will not be secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See "Description of Other Indebtedness—New Senior Secured Credit Facility."

        As of March 29, 2008, we had $1,065.0 million principal amount of senior secured indebtedness, and we had $99.1 million of available borrowings under our revolving credit facility, net of $0.9 million used for letters of credit. Furthermore, the credit agreement governing our New Senior Secured Credit Facility will allow us to borrow additional, incremental amounts under those facilities up to the greater of $150.0 million (subject to pro forma compliance with a senior secured leverage financial maintenance covenant) and the amount of indebtedness we could incur to the extent our senior secured leverage ratio (as defined under the terms of the New Senior Secured Credit Facility) remains below a certain threshold.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries because they will not guarantee the exchange notes.

        The exchange notes will not be guaranteed by any of our non-U.S. subsidiaries. Accordingly, claims of holders of the exchange notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

        As of March 29, 2008, our non-guarantor subsidiaries accounted for approximately $219.0 million, or 7.1%, of our total assets, and approximately $52.0 million, or 2.2%, of our total liabilities. On a pro forma combined basis, our non-guarantor subsidiaries accounted for approximately $211.5 million, or 23.1%, of our net revenues for the year ended December 31, 2007.

We are a holding company and our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries.

        We are a holding company that derives all of our operating income and cash flow from our subsidiaries. Accordingly, our ability to make payments on the exchange notes is dependent on the earnings and the distribution of funds from our subsidiaries. We cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. Specifically, our subsidiaries will be permitted to incur additional indebtedness that may limit the making of distributions, the payment of dividends, or the making of loans by such subsidiaries to us. In the event that we do not receive distributions from our subsidiaries, we may be unable to make the required principal and interest payments on our indebtedness, including the notes.

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of any guarantees of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

  •
  we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

  •
  the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

  •
  we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay such debts as they mature; or

  •
  we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

        Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor's obligation to an amount that effectively makes its guarantee worthless.

Risks Related To Our Business

We may not be able to successfully integrate businesses that we have recently acquired, or businesses we may acquire in the future, and we may not be able to realize the anticipated cost savings, revenue enhancements or other synergies from such acquisitions.

        Our ability to successfully implement our business plan and achieve targeted financial results is highly dependent on our ability to successfully integrate businesses that we have recently acquired and other businesses we acquire in the future. The process of integrating such acquired businesses involves risks. These risks include, but are not limited to:

  •
  demands on management related to the significant increase in the size of our business;

  •
  diversion of management's attention from the management of daily operations to the integration of newly acquired operations;

  •
  difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies;

  •
  difficulties in conforming the acquired company's accounting policies to ours;

  •
  increased exposure to risks relating to business operations outside the United States;

  •
  retaining the loyalty and business of the customers of acquired businesses;

  •
  retaining employees that may be vital to the integration of the acquired business or to the future prospects of the combined businesses;

  •
  difficulties and unanticipated expenses related to the integration of departments, information technology systems, including accounting systems, technologies, books and records and procedures, and maintaining uniform standards, such as internal accounting controls, procedures and policies; and

  •
  costs and expenses associated with any undisclosed or potential liabilities.

        Failure to successfully integrate the operations of ReAble with the operations of DJO Opco or any other acquired businesses may result in reduced levels of revenue, earnings or operating efficiency than we have achieved or might have achieved if we had not acquired such businesses, and loss of customers of the acquired businesses.

        In addition, an important part of our strategy is to generate revenue growth by cross selling products through the expanded distribution network achieved following the acquisition of businesses. Our ability to successfully cross sell our products to the extent we anticipate or at all is subject to considerable uncertainty. To the extent we are not successful in our cross selling efforts, our revenues and income will be adversely affected.

        Furthermore, even if we are able to integrate successfully the operations of DJO Opco with the operations of ReAble, as well as other businesses we have recently acquired, or any other acquired business, we may not be able to realize the potential cost savings, synergies and revenue enhancements that were anticipated from the acquisitions, either in the amount or within the time frame that we expect, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including, but not limited to, the following:

  •
  the use of more cash or other financial resources on integration and implementation activities than we expect;

  •
  increases in other expenses unrelated to the acquisitions, which may offset the cost savings and other synergies from the acquisitions;

  •
  our ability to eliminate effectively duplicative back office overhead and overlapping and redundant selling, general and administrative functions, rationalize manufacturing capacity and shift production to more economical facilities; and

  •
  our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

        Specifically, we expect the DJO Merger to create significant opportunities to reduce our manufacturing and other costs. We expect to achieve cost savings by leveraging newly acquired low-cost manufacturing capabilities, rationalizing our combined manufacturing and distribution footprints, increasing procurement savings and eliminating duplicative overhead functions. We also expect to receive cost savings from initiatives we have undertaken in connection with a number of our previously completed acquisitions. However, while these anticipated cost savings reflect estimates and assumptions made by our management as to the benefits and associated expenses with respect to our cost savings initiatives, it is possible that these estimates and assumptions may not ultimately reflect actual results. In addition, these estimated cost savings are only estimates and may not actually be achieved in the timeframe anticipated or at all.

        If we fail to realize anticipated cost savings, synergies or revenue enhancements, our financial results will be adversely affected, and we may not generate the cash flow from operations that we anticipated, or that is sufficient to repay our indebtedness.

We may experience substantial fluctuations in our quarterly operating results and you should not rely on them as an indication of our future results.

        Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

  •
  demand for many of our products, which historically has been higher in the fourth quarter when scholastic sports and ski injuries are more frequent;

  •
  our ability to meet the demand for our products;

  •
  the direct distribution of our products in foreign countries that have seasonal variations;

  •
  the number, timing and significance of new products and product introductions and enhancements by us and our competitors, including delays in obtaining government review and clearance of medical devices;

  •
  our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

  •
  the impact of any acquisitions that occur in a quarter;

  •
  the impact of any changes in generally accepted accounting principles;

  •
  changes in pricing policies by us and our competitors and reimbursement rates by third party payors, including government healthcare agencies and private insurers;

  •
  the loss of any of our significant distributors;

  •
  changes in the treatment practices of orthopedic and spine surgeons, primary care physicians, and pain-management specialists, and their allied healthcare professionals; and

  •
  the timing of significant orders and shipments.

        Accordingly, our quarterly sales and operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period.

We operate in a highly competitive business environment, and our inability to compete effectively could adversely affect our business prospects and results of operations.

        We operate in highly competitive and fragmented markets. Our Domestic Rehabilitation Segment and International Rehabilitation Segment compete with both large and small companies, including several large, diversified companies with significant market share and numerous smaller niche companies, particularly in the physical therapy products market. Our Surgical Implant Segment competes with a small number of very large companies that dominate the market, as well as other companies similar to our size. We may not be able to offer products similar to, or more desirable than, those of our competitors or at a price comparable to that of our competitors. Compared to us, many of our competitors have:

  •
  greater financial, marketing and other resources;

  •
  more widely accepted products;

  •
  a larger number of endorsements from healthcare professionals;

  •
  a larger product portfolio;

  •
  superior ability to maintain new product flow;

  •
  greater research and development and technical capabilities;

  •
  patent portfolios that may present an obstacle to the conduct of our business;

  •
  stronger name recognition;

  •
  larger sales and distribution networks; and/or

  •
  international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping our products manufactured in the United States to international customers.

        Accordingly, we may be at a competitive disadvantage with respect to our competitors. These factors may materially impair our ability to develop and sell our products.

If we are unable to develop or license new products or product enhancements or find new applications for our existing products, we will not remain competitive.

        The markets for our products are characterized by continued new product development and the obsolescence of existing products. Our future success and our ability to increase revenues and make payments on our indebtedness will depend, in part, on our ability to develop, license, acquire and distribute new and innovative products, enhance our existing products with new technology and find new applications for our existing products. However, we may not be successful in developing, licensing or introducing new products, enhancing existing products or finding new applications for our existing products. We also may not be successful in manufacturing, marketing and distributing products in a cost-effective manner, establishing relationships with marketing partners, obtaining coverage of and satisfactory reimbursement for our future products or product enhancements or obtaining required regulatory clearances and approvals in a timely fashion or at all. If we fail to keep pace with continued new product innovation or enhancement or fail to successfully commercialize our new or enhanced products, our competitive position, financial condition and results of operations could be materially and adversely affected.

        In addition, if any of our new or enhanced products contain undetected errors or design defects, especially when first introduced, or if new applications that we develop for existing products do not work as planned, our ability to market these and other products could be substantially delayed, and we could ultimately become subject to product liability litigation, resulting in lost revenues, potential damage to our reputation and/or delays in regulatory clearance. In addition, approval of our products or obtaining acceptance of our products by physicians, physical therapists and other healthcare professionals that recommend and prescribe our products could be adversely affected.

The success of our surgical implant products depends on our relationships with leading surgeons who assist with the development and testing of our products.

        A key aspect of the development and sale of our surgical implant products is the use of designing and consulting arrangements with orthopedic surgeons who are well recognized in the healthcare community. These surgeons assist in the development and clinical testing of new surgical implant products. They also participate in symposia and seminars introducing new surgical implant products and assist in the training of healthcare professionals in using our new products. We may not be successful in maintaining or renewing our current designing and consulting arrangements with these surgeons or in developing similar arrangements with new surgeons. In that event, our ability to develop, test and market new surgical implant products could be adversely affected.

Proposed laws that would limit the types of orthopedic professionals who can fit, sell or seek reimbursement for our products could, if adopted, adversely affect our business.

        In response to pressure from certain groups (mostly orthotists), the United States Congress and state legislatures have periodically considered proposals that limit the types of orthopedic professionals who can fit or sell our orthotic device products or who can seek reimbursement for them. Several states have adopted legislation which imposes certification or licensing requirements on the measuring, fitting and adjusting of certain orthotic devices. Although some of these state laws exempt manufacturers' representatives, other states' laws subject the activities of such representatives to certification or licensing requirements. Additional states may be considering similar legislation. Such laws could reduce the number of potential customers by restricting the activities of our sales representatives in those jurisdictions where such legislation or regulations are enacted. Furthermore, because the sales of orthotic devices are driven in part by the number of professionals who fit and sell them, laws that limit these activities could reduce demand for these products. We may not be successful in opposing the adoption of such legislation or regulations and, therefore, such laws could have a material adverse effect on our business.

        In addition, efforts have been made to establish similar requirements at the federal level for the Medicare program. For example, in 2000, Congress passed the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA"). BIPA contained a provision requiring, as a condition for payment by the Medicare program, that certain certification or licensing requirements be met for individuals and suppliers furnishing certain, but not all, custom-fabricated orthotic devices. Although the CMS Services have not implemented this requirement, we cannot predict the effect of implementation of BIPA or implementation of other such laws will have on our business.

If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our third party distributors and independent sales representatives fail to commit sufficient time and effort or are otherwise ineffective in selling our products, our results of operations and future growth could be adversely impacted.

        The sales and distribution of certain of our orthopedic products, regeneration products and our surgical implant products depend, in part, on our relationships with a network of third party distributors and independent commissioned sales representatives. These third party distributors and independent sales representatives maintain the relationships with the hospitals, orthopedic surgeons, physical therapists and other healthcare professionals that purchase, use and recommend the use of our products. Although our internal sales staff trains and manages these third party distributors and independent sales representatives, we do not directly monitor the efforts that they make to sell our products. In addition, some of the independent sales representatives that we use to sell our surgical implant products also sell products that directly compete with our core product offerings. These sales representatives may not dedicate the necessary effort to market and sell our products. If we fail to attract and maintain relationships with third party distributors and skilled independent sales representatives or fail to adequately train and monitor the efforts of the third party distributors and sales representatives that market and sell our products, or if our existing third party distributors and independent sales representatives choose not to carry our products, our results of operations and future growth could be adversely affected.

We rely on our own direct sales force for certain of our products, which may result in higher fixed costs than our competitors and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.

        We rely on our own direct sales force of over 350 representatives in the United States and over 160 representatives in Europe to market and sell certain of the orthopedic rehabilitation products which are intended for use in the home and in rehabilitation clinics. Some of our competitors rely predominantly on independent sales agents and third party distributors. A direct sales force may subject us to higher fixed costs than those of companies that market competing products through independent third parties, due to the costs that we will bear associated with employee benefits, training and managing sales personnel. As a result, we could be at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a material adverse effect on our results of operations.

The success of all of our products depends heavily on our relationships with healthcare professionals who prescribe and recommend our products, and our failure to maintain or develop these relationships could adversely affect our business.

        We have developed and maintain close relationships with a number of orthopedic surgeons, primary care physicians, other specialist physicians, physical therapists, athletic trainers, chiropractors and other healthcare professionals. We believe that sales of our products depend significantly on their recommendations of our products. Acceptance of our products depends on educating the healthcare community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to the products offered by our competitors and on training healthcare professionals in the proper use and application of our products. Failure to maintain these relationships and develop similar relationships with other leading healthcare professionals could result in a less frequent recommendation of our products, which may adversely affect our sales and profitability.

Our international operations expose us to risks related to conducting business in multiple jurisdictions outside the United States.

        The international scope of our operations exposes us to economic, regulatory and other risks in the countries in which we operate. We generated 27.0% and 27.5% of our net revenues from customers outside the United States for the year ended December 31, 2007 and the three months ended March 29, 2008, respectively, and approximately 25.0% on a pro forma basis for the year ended December 31, 2007. Doing business in foreign countries exposes us to a number of risks, including the following:

  •
  fluctuations in currency exchange rates;

  •
  imposition of investment, currency repatriation and other restrictions by foreign governments;

  •
  potential adverse tax consequences, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, which, among other things, may preclude payments or dividends from foreign subsidiaries from being used for our debt service, and exposure to adverse tax regimes;

  •
  difficulty in collecting accounts receivable and longer collection periods;

  •
  the imposition of additional foreign governmental controls or regulations on the sale of our products;

  •
  intellectual property protection difficulties;

  •
  changes in political and economic conditions;

  •
  difficulties in attracting high-quality management, sales and marketing personnel to staff our foreign operations;

  •
  labor disputes;

  •
  import and export restrictions and controls, tariffs and other trade barriers;

  •
  increased costs of transportation or shipping;

  •
  exposure to different approaches to treating injuries;

  •
  exposure to different legal, regulatory and political standards; and

  •
  difficulties of local governments in responding to severe weather emergencies, natural disasters or other such similar events.

        In addition, as we grow our operations internationally, we will become increasingly dependent on foreign distributors and sales agents for our compliance and adherence to foreign laws and regulations that we may not be familiar with, and we cannot assure you that these distributors and sales agents will adhere to such laws and regulations or adhere to our own business practices and policies. Any violation of laws and regulations by foreign distributors or sales agents or a failure of foreign distributors or sales agents to comply with our business practices and policies could result in legal or regulatory sanctions against us or potentially damage our reputation in that respective international market. If we fail to manage these risks effectively, we may not be able to grow our international operations, and our business and results of operations may be materially adversely affected.

Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations and may affect the comparability of our results between financial periods.

        Our foreign operations expose us to currency fluctuations and exchange rate risks, and the DJO Merger has increased that exposure. We are exposed to the risk of currency fluctuations between the U.S. Dollar and the Euro, Pound Sterling, Canadian Dollar, Mexican Peso, Swiss Franc, Norwegian Krone, Danish Krone and Swedish Krona. Sales denominated in foreign currencies accounted for approximately 21.2% of our consolidated net sales for the year ended December 31, 2007, of which 18.9% were denominated in the Euro, and approximately 23.3% of our consolidated net sales for the three months ended March 29, 2008, of which 18.6% were denominated in the Euro. On a pro forma basis, sales denominated in foreign currencies accounted for approximately 21.5% of our consolidated net sales for the year ended December 31, 2007, of which 16.3% were related to the Euro. Our exposure to fluctuations in foreign currencies arises because certain of our subsidiaries' results are recorded in these currencies and then translated into U.S. Dollars for inclusion in our audited consolidated financial statements and certain of our subsidiaries enter into purchase or sale transactions using a currency other than our functional currency. In addition, certain costs associated with our Mexico-based manufacturing operations are incurred in Mexican Pesos. As of March 29, 2008, we had outstanding hedges in the form of forward contracts to purchase Mexican Pesos aggregating a U.S. dollar equivalent of $16.6 million. As we continue to distribute and manufacture our products in selected foreign countries, we expect that future sales and costs associated with our activities in these markets will continue to be denominated in the applicable foreign currencies, which could cause currency fluctuations to materially impact our operating results. Changes in currency exchange rates may adversely affect our financial condition and results of operations and may affect the comparability of our results between reporting periods.

        We may not be able to effectively manage our currency translation risks, and volatility in currency exchange rates may adversely affect our financial condition and results of operations.

If adequate levels of reimbursement coverage from third party payors for our products are not obtained, healthcare providers and patients may be reluctant to use our products, and our sales may decline.

        Our sales depend largely on whether there is adequate reimbursement coverage by government healthcare programs, such as Medicare and Medicaid, and by private payors. We believe that surgeons, hospitals, physical therapists and other healthcare providers may not use, purchase or prescribe our products and patients may not purchase our products if these third party payors do not provide satisfactory reimbursement for the costs of our products or the procedures involving the use of our products. Consequently, we may be unable to sell our products on a profitable basis if third party payors deny coverage, reduce their current levels of reimbursement or fail to cause their levels of reimbursement to rise quickly enough to cover cost increases.

        Changes in the coverage of, and reimbursement for, our products by these third party payors could have a material adverse effect on our results of operations. Third party payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, decide not to reimburse for treatments that include the use of our products. They may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries, (ii) requiring the use of the least expensive product available or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures. For example, in the United States, Medicare frequently engages in efforts to contain costs, which may result in a reduction of coverage of, and reimbursement for, our products. Because many private payors model their coverage and reimbursement policies on Medicare policies, third party payors' coverage of, and reimbursement for, our products could be negatively impacted by legislative, regulatory or other measures that reduce Medicare coverage and reimbursement generally.

        Our international sales also depend in part upon the coverage and eligibility for reimbursement of our products through government-sponsored healthcare payment systems and third party payors, the amount of reimbursement and the cost allocation of payments between the patient and government-sponsored healthcare payment systems and third party payors. Coverage and reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third party coverage and reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. For example, in Germany, our largest foreign country market, new regulations generally require adult patients to pay a portion of the cost of each medical technical device purchased. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to pay for our products.

        Any developments in the United States or our foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have an adverse effect on our ability to sell our products.

Recent changes in coverage and reimbursement policies for our products by Medicare or reductions in reimbursement rates for our products could adversely affect our business and results of operations.

        The Medicare Modernization Act mandates a number of changes in the Medicare payment methodology and conditions for coverage of orthotic devices and durable medical equipment, including many of our products. These changes include a temporary freeze in annual increases in payments for durable medical equipment from 2004 through 2008, competitive bidding requirements, new clinical conditions for payment and quality standards. Although these changes affect our products generally, specific products may be affected by some but not all of the Medicare Modernization Act's provisions.

        Prefabricated orthotic devices and certain durable medical equipment, including many of our products, may be subject to a competitive bidding process established under the Medicare Modernization Act. In April 2007, CMS issued final regulations in connection with the competitive bidding program. Under competitive bidding, Medicare will no longer reimburse for certain products and services based on the Medicare fee schedule amount in designated competitive bidding areas. Instead, CMS will provide reimbursement for these items and services based on a competitive bidding process. Only those suppliers selected through competitive bidding process within each designated region will be eligible to have their products reimbursed by Medicare. Competitive bidding will go into effect July 1, 2008 initially in ten metropolitan statistical areas and will apply to ten product categories. In 2009, the program will be expanded to 70 additional metropolitan statistical areas and apply to eight product categories. The program is expected to be expanded to additional areas thereafter, and additional product categories may be selected. The competitive bidding process may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services within a given geographic area. None of our products were included in the initial round of items subject to bidding; however, there is no assurance they will not be included in the future. Inclusion of any of our products in Medicare competitive bidding or other Medicare reimbursement or coverage reductions could result in such products being sold in lesser quantities or for a lower price, or coverage for such products being discontinued altogether. Any of these developments could have a material adverse effect on our results of operations. In addition, if we are not selected to participate in the competitive bidding program in a particular region, it could have a material adverse effect on our sales and profitability.

Our success depends on receiving regulatory approval for our products, and failure to do so could adversely affect our growth and operating results.

        Our products are subject to extensive regulation in the United States by the FDA and by similar governmental authorities in the foreign countries where we do business. The FDA regulates virtually all aspects of a medical device's development, testing, manufacturing, labeling, promotion, distribution and marketing. In general, unless an exemption applies, a medical device must receive either pre-market approval or pre-market clearance from the FDA before it can be marketed in the United States. While in the past we have received such approvals, we may not be successful in the future in receiving such approvals in a timely manner or at all. If we begin to have significant difficulty obtaining such FDA approvals or clearances in a timely manner or at all, we could suffer a material adverse effect on our revenues and growth.

If we fail to obtain regulatory approval for the modification of, or new uses for, our products, our growth and operating results could suffer.

        In order to market modifications to our existing products or market our existing products for new indications, we may be required to obtain pre-market approvals, pre-market approval supplements or pre-market clearances. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review and disagree with a manufacturer's decision. We may not be successful in receiving such approvals or the FDA may not agree with our decisions not to seek approvals, supplements or clearances for any particular device modification. The FDA may require an approval or clearance for any past or future modification or a new indication for our existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA. If the FDA requires us to obtain pre-market approvals, pre-market approval supplements or pre-market clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear or approve such submissions in a timely manner, if at all. Because a significant portion of our revenues is generated by products that are modified or used for new treatments, delays or failures in obtaining such approvals could reduce our revenue and adversely affect our operating results.

We may fail to receive positive clinical results for our products in development that require clinical trials, and even if we receive positive clinical results, we may still fail to receive the necessary clearance or approvals to market our products.

        In the development of new products or new indications for, or modifications to, existing products, we may conduct or sponsor clinical trials. Clinical trials are expensive and require significant investment of time and resources and may not generate the data we need to support a submission to the FDA. Clinical trials are subject to regulation by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office for

Human Research Protections and the National Institutes of Health. Failure to comply with such regulation, including, but not limited to, failure to obtain adequate consent of subjects, failure to adequately disclose financial conflicts or failure to report data or adverse events accurately, could result in fines, penalties, suspension of trials, and the inability to use the data to support an FDA submission. In the international market, we are subject to regulations for clinical studies in each respective country.

If we fail to comply with the various regulatory regimes for the foreign markets in which we operate, our operational results could be adversely affected.

        In many of the foreign countries in which we market our products, we are subject to extensive regulations that are similar to those of the FDA, including those in Europe. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the twenty-seven member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including those outside Europe, require our products to be qualified before they can be marketed in those countries. Failure to receive or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on our business.

        The FDA regulates the export of medical devices to foreign countries and certain foreign countries may require FDA certification that our products are in compliance with U.S. law. If we fail to obtain or maintain export certificates required for the export of our products, we could suffer a material adverse effect on our revenues and growth.

If we fail to comply with the FDA's Quality System Regulation, our manufacturing could be delayed, and our product sales and profitability could suffer.

        Our manufacturing processes are required to comply with the FDA's Quality System Regulation, which covers the procedures concerning (and documentation of) the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state requirements and licenses applicable to manufacturers of medical devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Moreover, if we fail to pass a Quality System Regulation inspection or to comply with these and other applicable regulatory requirements, we may receive a warning letter or could otherwise be required to take corrective action and, in severe cases, suffer a disruption of our operations and manufacturing delays. If we fail to take adequate corrective actions we could be subject to certain enforcement actions, including, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Any failure to comply with applicable requirements could adversely affect our product sales and profitability.

        We have received FDA warning letters in the past. Most recently, we received a warning letter in January 2007 in which the FDA investigator concluded that we had failed to establish and maintain adequate procedures for handling and investigating complaints, failed to establish and maintain procedures for changes to specifications and processes, including verification or validation of such changes, and found that these failures caused certain products to be misbranded. In the warning letter, the FDA informed us that we would not receive premarket approval for Class III devices to which these issues are reasonably related until the issues have been corrected. During 2007, we submitted a response and met with FDA representatives, and instituted the necessary changes and improvements in our policies and procedures to correct these issues. During the first quarter of 2008, the FDA concluded their follow-up investigation concerning the January 2007 warning letter. We received no observations and all areas of concern were addressed satisfactorily. Also, in the first quarter of 2008, we received an FDA Form 483 "Inspectional Observations" in connection with an FDA audit of the Chattanooga division of our Domestic Rehabilitation segment, stating that we failed to report certain customer complaints claiming that our muscle stimulator devices malfunctioned, and that we did not adequately implement corrective and preventive action to prevent recurrence of potential product failures relating to our muscle stimulator devices. We believe we have corrected these issues and are implementing a recall of certain devices. We do not believe that these observations, or any resulting recall, will have a material adverse effect on our financial condition or results of operations. However, we cannot assure you that the FDA will not take further action in the future.

If the OIG, the FDA or another regulatory agency determines that we have promoted off-label use of our products, we may be subject to various penalties, including civil or criminal penalties, and the off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

        The OIG, the FDA and other regulatory agencies actively enforce regulations prohibiting the promotion of a medical device for a use that has not been cleared or approved by the FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. Physicians may use our products for off-label uses, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the OIG or FDA or another regulatory agency determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

Our compensation, marketing and sales practices may contain certain risks with respect to the manner in which these practices were historically conducted that could have a material adverse effect on us.

        We have entered into written agreements for designing and consulting services with physicians for surgical implant products, and we compensate them under our designing physician agreements for services in developing products sold by us. We also seek the assistance of physicians in the design and evaluation of bracing and other rehabilitative products. The form of compensation for such services has historically been a royalty on the sale of our products in the cases where the physician has contributed to the design of the product. We compensate the physicians under consulting agreements for assistance with product development and clinical efforts. We believe that in each instance remuneration paid to physicians represents fair market value for the services provided and is otherwise in compliance with applicable laws. We also use an independent sales force for products for which we provide compliance-related training. The sales force has generally been compensated on commission based on a percentage of revenues generated by products sold as is typical in our industry. We also pay physicians certain rental and office support fees under our OfficeCare and EmpiCare programs. Under applicable federal and state healthcare fraud and abuse, anti-kickback, false claims and self-referral laws, it could be determined that our designing and consulting arrangements with surgeons, our marketing and sales practices, and our OfficeCare and EmpiCare programs fall outside permitted arrangements, thereby subjecting us to possible civil and/or criminal sanctions (including exclusion from the Medicare and Medicaid programs), which could have a material adverse effect on our surgical implant business and possibly on our other lines of business. The federal government has significantly increased investigations of medical device manufacturers with regards to alleged kickbacks and other forms of remuneration to physicians who use and prescribe their products and recently has entered into deferred prosecution and corporate integrity agreements with such manufacturers. Such investigations and enforcement activities often arise based on allegations of violations of the federal Anti-Kickback Statute. Although we believe we maintain a satisfactory compliance program, it may not be adequate in the detection or prevention of violations. The form and effectiveness of our compliance program may be taken into account by the government in assessing sanctions, if any, should it be determined that violations of laws have occurred.

Audits or denials of our claims by government agencies could reduce our revenues or profits.

        As part of our business operations, we submit claims on behalf of patients directly to, and receive payments directly from, the Medicare and Medicaid programs and private payors. Therefore, we are subject to extensive government regulation, including requirements for submitting reimbursement claims under appropriate codes and maintaining certain documentation to support our claims. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have historically been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. Such reviews and/or similar audits of our claims could result in material delays in payment, as well as material recoupments or denials, which would reduce our net sales and profitability, or in exclusion from participation in the Medicare or Medicaid programs. Private payors may from time to time conduct similar reviews and audits.

        Additionally, we participate in the government's Federal Supply Schedule program for medical equipment, whereby we contract with the government to supply certain of our products. Participation in this program requires us to follow certain pricing practices and other contract requirements. Failure to comply with such pricing practices and/or other contract requirements could result in delays in payment or fines or penalties, which could reduce our revenues or profits.

We could be subject to governmental investigations under various healthcare "fraud and abuse" laws with respect to our business arrangements with prescribing physicians and other health care professionals.

        We are directly, or indirectly through our clients, subject to various federal and state laws pertaining to healthcare fraud and abuse. These laws, which directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

  •
  the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for or recommending of a good or service, for which payment may be made under federal healthcare programs, such as Medicare and Medicaid, Veterans Administration health programs, and TRICARE;

  •
  several federal False Claims statutes, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

  •
  HIPAA prohibits executing a scheme to defraud any healthcare benefit program, and also prohibits false statements, defined as knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

  •
  the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of a statutory or regulatory exception, prohibits the referral of Medicare and Medicaid patients by a physician to an entity for the provision of certain designated healthcare services, if the physician or a member of the physician's immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and also prohibits that entity from submitting a bill to a federal payor for services rendered pursuant to a prohibited referral; and

  •
  state law equivalents to the Anti-Kickback Statute, the false claims provisions, the Stark Law and the physician self-referral prohibitions, some of which may apply even more broadly than their federal counterparts because they are not limited to government reimbursed items and include items or services reimbursed by any payor.

        The federal government has significantly increased investigations of and enforcement activity involving medical device manufacturers with regard to alleged kickbacks and other forms of remuneration to physicians who use and prescribe their products. Such investigations often arise based on allegations of violations of the federal Anti-Kickback Statute.

        These laws and regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the law has been violated. Any violations of these laws or regulations could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change one or more of our business practices to be in compliance with these laws. Required changes could be costly and time consuming. Any failure to make required changes could result in our losing business or our existing business practices being challenged as unlawful.

Healthcare reform, managed care and buying groups have put downward pressure on the prices of our products.

        Healthcare reform and the healthcare industry's response to rising healthcare costs have resulted in a significant expansion of managed care organizations and buying groups. This growth of managed care and the advent of buying groups in the United States have caused a shift toward coverage and payments based on more cost-effective treatment alternatives. Buying groups enter into preferred supplier arrangements with one or more manufacturers of medical products in return for price discounts to members of these buying groups. Our failure to obtain new preferred supplier commitments from major group purchasing organizations or our failure to retain our existing preferred supplier commitments could adversely affect our sales and profitability. In international markets where we sell our products, we have historically experienced downward pressure on product pricing and other effects of healthcare reform similar to that which we have experienced in the United States. We expect healthcare reform and managed care to continue to develop in the United States and these international markets and put further downward pressure on product pricing, which may adversely affect our sales and profitability.

Our products are subject to recalls even after receiving FDA or foreign regulatory clearance or approval. Product recalls could harm our reputation and business.

        We are subject to ongoing medical device reporting regulations that require us to report to the FDA or similar governmental authorities in other countries if our products cause, or contribute to, death or serious injury, or malfunction in a way that would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require us to recall our products in the event of actual or potential material deficiencies or defects in design manufacturing, or labeling, and we have been subject to product recalls in the past. In addition, in light of an actual or potential material deficiency, defect in design, manufacturing, or labeling, we may voluntarily elect to recall our products. A government mandated or voluntary recall by us could occur as a result of actual or potential component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with our customers and with the healthcare professionals that use, prescribe and recommend our products. We could have product recalls that result in significant costs to us in the future, and such recalls could have a material adverse effect on our business.

Product liability claims may harm our business, particularly if the number of claims increases significantly or our product liability insurance proves inadequate.

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

        We currently carry product liability insurance up to a limit of $25.0 million, subject to aggregate self-insurance retention of $750,000 and a deductible of $50,000 on non-invasive and $250,000 on invasive products. Our insurance policy is subject to annual renewal. Product liability claims made against us may exceed the coverage limit of our policy or such insurance coverage may not continue to be available on commercially reasonable terms or at all. Additionally, we are also subject to the risks that our insurers will exclude from coverage claims made against us or that our insurers may become insolvent. If we do not or cannot maintain adequate product liability insurance, our business and results of operations may be adversely affected.

        As of March 29, 2008, we exceeded the coverage limits for certain historical product liability claims. The estimated exposure related to these claims has been accrued in our condensed consolidated balance sheet as of that date.

As a result of the DJO Merger, our concentration of manufacturing operations in Mexico increases our business and competitive risks.

        As a result of the DJO Merger, our most significant manufacturing facility is our facility in Tijuana, Mexico, and we also have a relatively small manufacturing operation in Tunisia. In addition, during the first quarter of 2008, we initiated the transfer of certain manufacturing operations from our Chattanooga, Tennessee location to Tijuana, Mexico. We also may move portions of our other manufacturing activities to Mexico in the future. Our current and future foreign operations are subject to risks of political and economic instability inherent in activities conducted in foreign countries. Because there are no readily accessible alternatives to these facilities, any event that disrupts manufacturing at or distribution or transportation from these facilities would materially adversely affect our operations. In addition, as a result of this concentration of manufacturing activities, our sales in foreign markets may be at a competitive disadvantage to products manufactured locally due to freight costs, custom and import duties and favorable tax rates for local businesses.

If we lose one of our key suppliers or one of our contract manufacturers stops making the raw materials and components used in our products, we may be unable to meet customer orders for our products in a timely manner or within our budget.

        We rely on a limited number of foreign and domestic suppliers for the raw materials and components used in our products. One or more of our suppliers may decide to cease supplying us with raw materials and components for reasons beyond our control. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of those materials or components. In addition, in the case of a device which is the subject of a pre-market approval, we may be required to obtain prior FDA permission (which may or may not be given), which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers or our agreements with our suppliers are terminated, and we cannot obtain these materials from other sources, we may be unable to manufacture our products to meet customer orders in a timely manner or within our manufacturing budget. In that event, our business and results of operations could be adversely affected.

        In addition, we rely on third parties to manufacture some of our products. For example, Medireha GmbH ("Medireha"), which is 50% owned by us, has been a supplier for a significant portion of our CPM devices. CPM devices represented approximately 5% of our net sales for the year ended December 31, 2007. If we encounter a cessation, interruption or delay in the supply of the products purchased from Medireha, we may be unable to obtain such products through other sources on acceptable terms, within a reasonable amount of time or at all. We also use a single source for many of the devices Cefar and Compex distribute. In addition, if our agreements with the manufacturing companies were terminated, we may not be able to find suitable replacement within a reasonable amount of time or at all. Any such cessation, interruption or delay may impair our ability to meet scheduled deliveries of our products to our customers and may cause our customers to cancel orders. In that event, our reputation and results of operations may be adversely affected.

        Some of our important suppliers are in China and other parts of Asia and provide predominately finished soft goods products. In fiscal year 2007, we obtained approximately 16.1% of our total purchased materials from suppliers in China and other parts of Asia and on a pro forma basis 19.9%. Political and economic instability and changes in government regulations in these areas could affect our ability to continue to receive materials from suppliers there. The loss of suppliers in China and other parts of Asia, any other interruption or delay in the supply of required materials or our inability to obtain these materials at acceptable prices and within a reasonable amount of time could impair our ability to meet scheduled product deliveries to our customers and could hurt our reputation and cause customers to cancel orders.

        In addition, we purchase the microprocessor used in the OL1000 and SpinaLogic devices from a single manufacturer. Although there are feasible alternate microprocessors that might be used immediately, all are produced by a single supplier. In addition, there are single suppliers for other components used in the OL1000 and SpinaLogic devices and only two suppliers for the magnetic field sensor employed in them. Establishment of additional or replacement suppliers for these components cannot be accomplished quickly.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and may not be able to operate our business profitably.

        We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products.

        We use non-patented, proprietary know-how, trade secrets, processes and other proprietary information and currently employ various methods to protect this proprietary information, including confidentiality agreements, invention assignment agreements and proprietary information agreements with vendors, employees, independent sales agents, distributors, consultants, and others. However, these agreements may be breached. The FDA or another governmental agency may require the disclosure of such information in order for us to have the right to market a product. Trade secrets, know-how and other unpatented proprietary technology may also otherwise become known to or independently developed by our competitors.

        In addition, we also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business, as we deem appropriate. However, these precautions offer only limited protection, and our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot assure you that our existing or future patents, if any, will afford us adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that our patents will not be circumvented, invalidated or declared unenforceable. In addition, certain of our subsidiaries have not always taken commercially reasonable measures to protect their ownership of some of their patents. While such measures are currently employed and have been employed by us in the past, disputes may arise as to the ownership, or co-ownership, of certain of our patents. We do not consider patent protection to be a significant competitive advantage in the marketplace for electrotherapy devices. However, patent protection may be of significance with respect to our orthopedic technology.

        Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. We could also incur substantial costs in any such proceedings. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may also be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

        In addition, we hold patent and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the design and manufacture of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which in turn could harm our business.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

        Litigation involving patents and other intellectual property rights is common in our industry, and companies in our industry have used intellectual property litigation in an attempt to gain a competitive advantage. We may become a party to lawsuits involving patents or other intellectual property. Such litigation is costly and time consuming. If we lose any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable our owned or licensed patents, require us to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require us to redesign our products, or prevent us from manufacturing, using or selling our products, any of which would have an adverse effect on our results of operations and financial condition.

        We have brought, and may in the future also bring, actions against third parties for an infringement of our intellectual property rights. We may not succeed in such actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or enforce our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

Our business strategy relies on certain assumptions concerning demographic and other trends that impact the market for our products. If these assumptions prove to be incorrect, demand for our products may be lower than we currently expect.

        Our ability to achieve our business objectives is subject to a variety of factors, including the relative increase in the aging of the general population and an increase in participation in exercise and sports and more active lifestyles. In addition, our business strategy relies on an increasing awareness and clinical acceptance of non-invasive, non-systemic treatment and rehabilitation products, such as electrotherapy. We believe that these trends will increase the need for our orthopedic, physical therapy, regenerative and surgical implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by healthcare professionals and patients prove to be incorrect or do not materialize. If our assumptions regarding these factors prove to be incorrect, we may not be able to successfully implement our business strategy, which could adversely affect our results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

We may expand into new markets through the development of new products and our expansion may not be successful.

        We may attempt to expand into new markets through the development of new product applications based on our existing specialized technology and design capabilities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets may be costly and may not result in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products and price competition in new markets. Such expansion efforts into new markets could be unsuccessful.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

        Many healthcare industry companies, including medical device, orthopedic and physical therapy products companies, are consolidating to create larger companies. As the healthcare industry consolidates, competition to provide products and services to industry participants may become more intense. In addition, many of our customers are also consolidating, and our customers and other industry participants may try to use their purchasing power to negotiate price concessions or reductions for the products that we manufacture and market. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues could decrease, and our business, financial condition and results of operations could be adversely affected.

We could incur significant costs complying with environmental and health and safety requirements, or as a result of liability for contamination or other harm caused by hazardous materials that we use.

        Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state, local and foreign environmental requirements, including regulations governing the use, manufacture, handling, storage and disposal of hazardous materials, discharges to air and water, the clean up of contamination and occupational health and safety matters. We cannot eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any contamination or injury. Under some environmental laws and regulations, we could also be held responsible for costs relating to any contamination at our past or present facilities and at third party waste disposal sites where we have sent workers. These could include costs relating to contamination that did not result from any violation of law, and in some circumstances, contamination that we did not cause. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third party sites may require us to make additional expenditures, which could be material.

Our reported results may be adversely affected by increases in reserves for contractual allowances, rebates, product returns, rental credits, uncollectible accounts receivable and inventory.

        Our net sales and profitability are affected by changes in reserves to account for contractual allowances, rebates, product returns, rental credits, uncollectible accounts receivable and inventory. Any increase in our reserves for contractual allowances, rebates, product returns, rental credits, uncollectible accounts receivable or inventory could adversely affect our reported financial results by reducing our net revenues and/or profitability for the reporting period.

        We have established reserves to account for contractual allowances, rebates, product returns and reserves for rental credits. Significant management judgment must be used and estimates must be made in connection with establishing the reserves for contractual allowances, rebates, product returns, rental credits and other allowances in any accounting period.

        We maintain provisions for estimated contractual allowances for reimbursement amounts from our third party payor customers based on negotiated contracts and historical experience for non-contracted payors. We provide for these reserves by reducing our gross revenue. We estimate the amount of the reduction based on historical experience and invoices generated in the period, and we consider the impact of new contract terms or modifications of existing arrangements with our customers. We have contracts with certain third party payors for our third party reimbursement billings, which call for specified reductions in reimbursement of billed amounts based upon contractual reimbursement rates.

        Our reserve for doubtful accounts is based upon estimated losses from customers who are billed directly and the portion of third party reimbursement billings that ultimately become the financial responsibility of the end user patients. Our third party reimbursement customers including insurance companies, managed care companies and certain governmental payors, such as Medicare, include all of our OfficeCare customers and certain other customers of our Domestic Rehabilitation Segment. We estimate bad debt expense based upon historical experience and current relationships with our customers and providers. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments or if third-party payors were to deny claims for late filings, incomplete information or other reasons, additional provisions may be required.

        Our reserve for rebates accounts for incentives that we offer to certain of our distributors. These rebates generally are attributable to sales volume, sales growth and to reimburse the distributor for certain discounts. We record estimated reductions to revenue for customer rebate programs based upon historical experience and estimated revenue levels.

        The reserve for product returns accounts for customer returns of our products after purchase. These returns are mainly attributable to a third party payor's refusal to provide a patient release or reimbursement for the product or the inability of the product to adequately address the patient's condition. If we increase the percentage of our sales made pursuant to agreements providing for reimbursement below invoice price or if customers return products at a higher than estimated rate, we may be required to increase our sales allowance and product return reserves beyond their current levels.

        Our reserve for rental credits recognizes a timing difference between billing of a purchase and processing of a rental credit associated with some of our electrotherapy and traction devices. Many insurance providers require patients to rent our rehabilitation devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing of the purchase and processing of the rental credit. Our rental credit reserve accounts for unprocessed rental credits based on the number of devices converted to purchase. If the frequency of rental to purchase conversion increases, we may be required to increase our rental credit reserve beyond its current level.

        The nature of our business requires us to maintain sufficient inventory on hand at all times to meet the requirements of our customers. We provide reserves for estimated excess or obsolete inventories equal to the difference between the cost of inventories on hand plus future purchase commitments and the estimated market value based upon assumptions about future demand. If future demand is less favorable than currently projected by management, additional inventory write-downs may be required. We also provide reserves for newer product inventories, as appropriate, based on any minimum purchase commitments and our level of sales of the new products.

        All of our segments consign a portion of their inventory to allow their products to be immediately dispensed to patients. This requires a large amount of inventory to be on hand for the products we sell on consignment. It also increases the sensitivity of these products to obsolescence reserve estimates. As this inventory is not in our possession, we maintain additional reserves for these products based on the results of periodic inventory counts and historical trends.

Certain administrative functions relating to the OfficeCare and Insurance channels have been outsourced to a third party contractor and this arrangement may not prove successful.

        The OfficeCare sales channel maintains a range of products (mostly soft goods) on hand at over 1,200 healthcare facilities, primarily orthopedic practices, for immediate distribution to patients. In the Insurance channel, products are provided, principally custom-made rigid knee braces, directly to patients. In both situations, patients or their third party payors are billed after the product is provided to the patient. The revenue cycle of this program is outsourced, from billing to collections, to an independent third party contractor. The outsource contractor that we have used has undergone significant changes in its business operations in the last two years, including relocating some administrative functions overseas, in order to improve performance from order entry to collections. The contractor may also upgrade the software system used in these revenue cycle processes. The inability of this provider to successfully upgrade its processes or demonstrate acceptable billing and collection results could have an adverse effect on our operations and financial results in the OfficeCare and Insurance channels. In addition, we may transition all or part of these administrative functions to internal departments in the future and that transition may not be successful.

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

        A significant portion of our rehabilitation products are manufactured in a facility in Tijuana, Mexico, with a number of products for the European market manufactured in a Tunisian facility. In Vista, California we manufacture our custom rigid bracing products, which remain in the United States to facilitate quick turn-around on custom orders, vascular products, and our regeneration product line. Our clinical electrotherapy devices, patient care products, physical therapy and chiropractic treatment tables and certain CPM devices are manufactured in our facilities located in Chattanooga, Tennessee. Our home electrotherapy devices sold in the United States as well as some components and related accessories are manufactured at our facility in Clear Lake, South Dakota. In our Surgical Implant Segment, we manufacture our products in our manufacturing facility at Austin, Texas. These facilities and the manufacturing equipment we use to produce our products would be difficult to repair or replace. Our facilities may be affected by natural or man-made disasters. If one of our facilities were affected by a disaster, we would be forced to rely on third party manufacturers or shift production to another manufacturing facility. In such an event, we would face significant delays in manufacturing which would prevent us from being able to sell our products. In addition, our insurance may not be sufficient to cover all of the potential losses and may not continue to be available to us on acceptable terms, or at all.

We may pursue, but may not be able to identify, finance or successfully complete, other strategic acquisitions.

        Our growth strategy may include the pursuit of acquisitions, both domestically and internationally. However, we may not be able to identify acceptable opportunities or complete acquisitions of targets in a timely manner or on acceptable terms. In addition, acquisitions involve a number of risks, including those set forth under the risk factor captioned "We may not be able to successfully integrate businesses that we have recently acquired, or businesses we may acquire in the future, and we may not be able to realize the anticipated cost savings, revenue enhancements or other synergies from such acquisitions." To the extent we are unable to consummate acquisitions, we will experience slower than expected growth.

        In addition, we may require additional debt or equity financing for future acquisitions, and such financing may not be available on favorable terms, if available at all. We may not be able to successfully integrate or operate profitably any new business we acquire, and we cannot assure you that any such acquisition will meet our expectations. Finally, in the event we decide to discontinue pursuit of a potential acquisition, we will be required to immediately expense all costs incurred in pursuit of the possible acquisition that could have an adverse effect on our results of operations in the period in which the expense is recognized. If we complete acquisitions, or obtain financing for them, on unfavorable terms, or if we fail to properly integrate an acquired business, our financial condition and results of operations would be adversely affected.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we may be unable to increase sales of our products or generate revenue growth.

        The growth that we have experienced, and in the future may experience, including due to acquisitions, may provide challenges to our organization, requiring us to expand our personnel, manufacturing and distribution operations. Future growth may strain our infrastructure, operations, product development and other managerial and operating resources. If our business resources become strained, we may be unable to increase sales of our products or generate revenue growth.

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.

        Our future success will depend, in part, upon the continued service of key managerial, research and development staff and sales and technical personnel. In addition, our future success will depend on our ability to continue to attract and retain other highly qualified personnel. Our executive officers have substantial experience and expertise in our industry. Our future success depends, to a significant extent, on the abilities and efforts of our executive officers and other members of our management team. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to do so could have a material adverse effect on our business.

Affiliates of Blackstone own substantially all of the equity interest in us and may have conflicts of interest with us or investors in the future.

        Investment funds affiliated with Blackstone collectively beneficially own 98.74% of our capital stock, and Blackstone designees hold a majority of the seats on our board of directors. As a result, affiliates of Blackstone have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether holders of the notes and the existing senior subordinated notes believe that any such transactions are in their own best interests. For example, affiliates of Blackstone could collectively cause us to make acquisitions that increase the amount of indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with Blackstone continue to directly or indirectly own a significant amount of the outstanding shares of our common stock, affiliates of Blackstone will continue to be able to strongly influence or effectively control our decisions. In addition, Blackstone has no obligation to provide us with any additional debt or equity financing.

        Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Blackstone may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

If we do not achieve and maintain effective internal controls over financial reporting, we could fail to accurately report our financial results.

        During the course of the preparation of our financial statements, we evaluate our internal controls to identify and correct deficiencies in our internal controls over financial reporting. In the event we are unable to identify and correct deficiencies in our internal controls in a timely manner, we may not record, process, summarize and report financial information accurately and within the time periods required for our financial reporting under the terms of the agreements governing our indebtedness.

        We have completed a significant number of acquisitions in the past several years, and may continue to pursue growth through strategic acquisitions. Among the risks associated with acquisitions are the risks of control deficiencies that result from the integration of the acquired business. In connection with the integration of our recent acquisitions and our continuous assessment of internal controls, including with respect to acquired foreign operations, we have identified certain internal control deficiencies that we have remedied or for which we have undertaken steps to remediate.

        It is possible that control deficiencies could be identified by our management or independent registered public accounting firm in the future or may occur without being identified. Such a failure could negatively impact the market price and liquidity of the notes and the existing senior subordinated notes, cause security holders to lose confidence in our reported financial condition, lead to a default under our New Senior Secured Credit Facility and otherwise materially adversely affect our business and financial condition.

THE TRANSACTIONS

The DJO Merger

        On July 15, 2007, we entered into an Agreement and Plan of Merger (the "DJO Merger Agreement") with DJO Opco, formerly known as DJO Incorporated, in a merger transaction (the "DJO Merger") pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 (the "per share merger consideration") in cash for each share of common stock of DJO Opco they then held), $15.2 million related to the fair value of rollover options as explained below, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by Blackstone, borrowings under our new senior secured credit facility (the "New Senior Secured Credit Facility"), and proceeds from our newly issued 10.875% senior notes due 2014.

        Except for certain options held by certain members of DJO Opco management who chose to rollover their options, each outstanding option to purchase common stock of DJO Opco was cancelled in exchange for the right to receive, for each share of common stock of DJO Opco issuable upon exercise of such option, cash in the amount equal to the excess of $50.25 over the exercise price per share of any such options, multiplied by the number of shares of common stock for which such option was exercisable immediately prior to the effective time of the DJO Merger. Former holders of options to acquire DJO Opco's common stock received an aggregate of $47.8 million in cash in exchange for their options in the DJO Merger, and was included as part of the total purchase consideration of the DJO Merger. Certain members of DJO Opco management elected to rollover certain options held by them that had not been exercised at or prior to the effective time of the DJO Merger. Such rollover options were converted to options to purchase 1,912,577 shares of DJO's common stock (the "DJO Merger Management Rollover Options"). The fair value of these fully vested options approximated $15.2 million and was recorded as a component of the cost of the acquisition.

        The following capitalization and financing transactions occurred in connection with the DJO Merger:

  •
  Blackstone made a cash equity contribution of $434.6 million;

  •
  DJOFL entered into the New Senior Secured Credit Facility, which provided for a senior secured term loan facility of $1,065.0 million, all of which was borrowed at closing of the DJO Merger, and a new revolving loan facility of $100.0 million, of which no amount was drawn at the closing of the DJO Merger. The Company issued the new term loan at a 1.2% discount resulting in net proceeds of approximately $1,052.4 million; and

  •
  DJOFL and Finco, as co-issuers, issued $575.0 million aggregate principal amount of notes.

        The proceeds from the capitalization and financing transactions described above were used to:

  •
  pay cash of approximately $1.2 billion to holders of the outstanding shares of common stock and outstanding stock options of DJO Opco immediately prior to the effective time of the DJO Merger (other than the DJO Merger Management Rollover Options);

  •
  repay approximately $430.9 million of indebtedness under our then existing credit facility and accrued interest thereon of $1.3 million;

  •
  repay approximately $271.5 million of outstanding indebtedness under DJO Opco's senior secured credit facilities existing at the time of the DJO Merger, including accrued interest thereon of $0.4 million;

  •
  pay fees and expenses of the DJO Merger and related debt financing costs of approximately $25.7 million and $54.7 million, respectively;

  •
  pay approximately $9.2 million of fees and expenses incurred by DJO Opco prior to the effective time of the DJO Merger; and

  •
  pay $4.8 million in cash related to the termination of interest rate swaps in connection with the repayment of our existing credit facility.

        In connection with the DJO Merger, we also agreed to pay approximately $5.6 million of retention bonuses to certain of our executive officers and senior management team members, of which $2.8 million was paid in January 2008 and the remainder is to be paid in January 2009, subject to certain conditions.

        The DJO Merger, the equity contribution by affiliates of Blackstone, the initial borrowings under our New Senior Secured Credit Facility, the offering of the outstanding notes, the repayment of certain indebtedness of ReAble and DJO Opco and the payment of the related fees and expenses are collectively referred to in this prospectus as the "Transactions."

Corporate Structure

        The following diagram illustrates our corporate structure. See "The Transactions."

(1)
In connection with the consummation of the Transactions: (i) ReAble Therapeutics, Inc. ("ReAble"), the ultimate parent company for our business, changed its name to "DJO Incorporated" ("DJO"); (ii) ReAble Therapeutics Holdings LLC changed its name to "DJO Holdings LLC" ("Holdings"); (iii) ReAble Therapeutics Finance LLC, a co-issuer of the notes, changed its name to "DJO Finance LLC"("DJOFL"); (iv) ReAble Therapeutics Finance Corporation, a co-issuer of the notes, changed its name to "DJO Finance Corporation"("Finco"); and (v) DJO Incorporated, the ultimate parent company for the DJO business prior to the DJO Merger, changed its name to "DJO Opco Holdings, Inc." ("DJO Opco").

(2)
Represents cash equity contributed by investment funds affiliated with Blackstone and the contribution of new equity by certain members of DJO Opco management through the rollover of existing stock options.

(3)
The obligations under our New Senior Secured Credit Facility are guaranteed by Holdings and all of DJOFL's existing and future direct and indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions. The outstanding notes are guaranteed by all of DJOFL's subsidiaries, other than Finco, that guarantee the obligations under our New Senior Secured Credit Facility. The outstanding notes are not guaranteed by Holdings. The guarantors of the notes are also guarantors of our existing senior subordinated notes. See "Description of Other Indebtedness—New Senior Secured Credit Facility" and "—Existing Senior Subordinated Notes due 2014."

(4)
We did not have any outstanding borrowings under the revolving credit facility on the closing date of the Transactions. As of March 29, 2008, we had $99.1 million of available borrowings under our revolving credit facility, net of $0.9 million used for letters of credit.

(5)
The loans under the New Senior Secured Credit Facility were issued at a 1.2% discount and generated net proceeds of $1,052.4 million.

(6)
DJOFL and Finco issued $200.0 million of 11 3/4% senior subordinated notes due 2014 (our "existing senior subordinated notes") in connection with the acquisition of ReAble by affiliates of Blackstone in 2006.

(7)
DJOFL and Finco are co-issuers of the notes. Finco has only nominal assets and does not conduct any operations. See "Description of Notes."

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

        The following table sets forth our capitalization as of March 29, 2008. The information in the following table should be read in conjunction with "The Transactions," "Selected Historical Consolidated and Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

As of March 29, 2008
(Dollars in millions)
Debt:
New Senior Secured Credit Facility(1):
Revolving credit facility	$—
Term loan facility	1,052.9
10.875% outstanding senior notes	575.0
11.75% outstanding senior subordinated notes	200.0
Capital lease obligations and other	1.0
European credit facilities(2)	4.5

Total debt	1,833.4
Membership Equity(3)	679.6

Total capitalization	2,513.0

(1)
Upon the closing of the Transactions, we entered into the New Senior Secured Credit Facility. The New Senior Secured Credit Facility consists of a six and a half-year $1,065.0 million term loan facility and a six-year $100.0 million revolving credit facility. We issued the term loan facility of the New Senior Secured Credit Facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. We had no outstanding borrowings under the revolving credit facility on the closing date of the Transactions. As of March 29, 2008, we had $99.1 million of available borrowings under our revolving credit facility, net of $0.9 million used for letters of credit.

(2)
Represents amounts outstanding in respect of a revolving credit facility and a term loan facility assumed in connection with the Cefar acquisition. These amounts are secured by certain Cefar assets. See "Description of Other Indebtedness—Existing Cefar Indebtedness."

(3)
Membership equity reflects the contribution of $434.6 million of cash equity by affiliates of Blackstone.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed statement of operations for the year ended December 31, 2007 is based on ReAble's audited financial statements for the year ended December 31, 2007 and DJO Opco's financial results for the period from January 1, 2007 to November 19, 2007, the period prior to the date of the DJO Merger. The unaudited pro forma financial data is not indicative of the results that would have been achieved had the DJO Merger taken place as of the beginning of the period presented or of the future results of DJO following the DJO Merger.

        The fair values of the assets acquired and the liabilities assumed in connection with the DJO Merger were estimated in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". The purchase price and the allocation of the purchase price remain preliminary and may be subject to adjustments as we finalize our estimates of certain items, including severance amounts for employees terminated, certain acquired inventories and accounts receivable and accruals for certain contingent liabilities that existed on November 20, 2007. We expect to finalize the allocation of the purchase price during the fourth quarter of 2008.

        The unaudited pro forma condensed statement of operations should be read in conjunction with the information contained in "The Transactions," "Selected Historical Consolidated and Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical audited financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed statement of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

	ReAble	DJO Opco	Adjustments for the DJO Merger		Total Pro Forma
	(in thousands)
Net sales	$492,134	$422,485	$—		$914,619
Cost of sales	205,864	171,654	1,763	(a)	372,762
			(4,700	)(b)
			(1,819	)(d)

Gross profit	286,270	250,831	4,756		541,857
Operating expenses:
Selling, general and administrative	271,163	204,429	4,000	(c)	448,483
			(15,267	)(d)
			(15,842	)(e)
Research and development	21,047	7,943	(3,000	)(f)	25,312
			(678	)(d)
Amortization of acquired intangibles	33,496	15,803	33,003	(g)	82,302

Operating income (loss)	(39,436)	22,656	2,540		(14,240)
Other income (expense):
Interest income	1,132	1,072	—		2,204
Interest expense	(72,409)	(18,080)	(74,078	)(h)	(164,567)
Other income (expense), net	742	1,407	—		2,149
Loss on early extinguishment of debt	(14,539)	(4,736)	14,480	(i)	—
			4,795	(j)

Income (loss) before income taxes and minority interests	(124,510)	2,319	(52,263)		(174,454)
Provision (benefit) for income taxes	(42,503)	5,441	(19,213	)(k)	(56,275)
Minority interests	415	—	—		415

Net income (loss)	$(82,422)	$(3,122)	$(33,050)		$(118,594)

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

  (a)
  Reflects the annualized impact of increased cost of sales related to the write-up to fair value of property and equipment in connection with the DJO Merger:

Twelve Months Ended December 31, 2007
Estimated annual expense	$1,966
Less: DJO Opco historical expense	(203)

Pro forma adjustment	$1,763

  (b)
  Adjustment for the impact of the write-up to fair value of acquired inventory in connection with the DJO Merger.

  (c)
  Reflects an annual monitoring fee of $7.0 million payable to Blackstone under the transaction and monitoring fee agreement. See "Certain Relationships and Related Transactions, and Director Independence."

Twelve Months Ended December 31, 2007
Estimated annual monitoring fee	$7,000
Less: Existing monitoring fee included in ReAble's selling, general and administrative	(3,000)

Total adjustment to selling, general and administrative	$4,000

  (d)
  Eliminates $20.1 million of stock-based compensation expense associated with the accelerated vesting of DJO Opco stock options which occurred as a result of the change in control in connection with the completion of the DJO Merger. In addition, reflects the annualized impact of increased compensation expense of $2.3 million as a result of a new stock option plan and options granted on February 2008 described in "Executive Compensation—Compensation Discussion And Analysis."

  (e)
  Eliminates $15.8 million of expenses incurred in connection with the DJO Merger that will not have a continuing impact. The $15.8 million primarily includes $2.9 million of bridge financing fees related to alternative financing that was not used, $2.0 million in fees related to obtaining a fairness opinion on the DJO Merger transaction, $8.3 million related to investment banking fees in connection with the closing of the DJO Merger and $1.2 million related to legal services in connection with the closing of the DJO Merger.

  (f)
  Eliminates a $3.0 million charge related to acquired in-process research and development ("IPR&D") in connection with the DJO Merger.

  (g)
  Reflects the annualized impact of increased amortization expense of acquired intangible assets, which were written up to fair value in connection with the DJO Merger:

Twelve Months Ended December 31, 2007
Estimated annual amortization expense	$48,806
Less: DJO Opco historical amortization expense	(15,803)

Total adjustment to amortization of acquired intangibles	$33,003

  (h)
  Reflects interest expense resulting from our new capital structure associated with the DJO Merger (using current applicable LIBOR rates at March 29, 2008) as set forth below.

	Twelve months ended December 31, 2007
	Balance	Rate(2)	Interest Expense(2)
New term loan facility(1)	$1,052,350	5.9%	$62,464
Notes offered to exchange hereby	575,000	10.9%	62,531
Existing senior subordinated notes	200,000	11.8%	23,500
Existing ReAble European revolver	2,420	4.5%	108
Existing ReAble European term loan	1,819	4.0%	72
Note payable	469	7.3%	34
Capital leases	585	6.0%	35

Total estimated annual cash interest expense before interest income			148,744
Undrawn revolving credit facility	100,000	0.5%	500
Amortization of capitalized debt issuance costs	54,737		10,531
Estimated loss related to interest rate swap(3)			4,792

Total estimated annual interest expense			164,567
Less: historical ReAble interest expense			(72,409)
Less: historical DJO Opco interest expense			(18,080)

Pro forma interest expense adjustment			$74,078

      (1)
      The balance of the new term loan facility is net of a 1.2% discount.

      (2)
      The interest rate on the term loan facility is variable and was determined using an effective interest rate of 5.9%, consisting of a three-month LIBOR rate of 2.7% plus an applicable margin of 3.2%, including the amortization of the 1.2% discount. Included in interest expense is approximately $1.5 million of amortization related to the discount at issuance for the year ended December 31, 2007. The terms of the New Senior Secured Credit Facility require a fee of 0.5% for all undrawn amounts under the revolving credit facility. No amounts were drawn on the revolving credit facility at the closing of the DJO Merger. In the event of a 1/8 of 1% change in the assumed interest rate, the amount of pre-tax interest expense on the new term loan facility would increase or decrease by $1.3 million for the year ended December 31, 2007. See "Description of Other Indebtedness—New Senior Secured Credit Facility" for more information. Interest rates are rounded to the nearest 1/10 of a percent.

      (3)
      Estimated loss for the twelve months ended December 31, 2007 related to the interest rate swap was computed as the difference between the fixed LIBOR rate of 4.2% per the swap agreement plus an applicable 3% margin and a current three-month LIBOR rate of 2.7% plus an applicable 3% margin. The interest rate swap has a notional amount starting at $515.0 million decreasing to $480.0 million by December 31, 2008, amortizing through an expiration date of 2009.

  (i)
  Eliminates $9.7 million and $4.7 million of charges related to the write-off of debt issuance costs in connection with the repayment of ReAble's existing senior secured credit facility and DJO Opco's senior secured credit facilities existing at the time of the DJO Merger, respectively.

  (j)
  Eliminates $4.8 million of interest expense related to the termination of ReAble interest rate swaps for a notional amount of $100.0 million and $75.0 million, expiring in 2010 and 2012, respectively, in connection with the DJO Merger.

  (k)
  Reflects the pro forma tax effect of the pro forma adjustments at an estimated statutory tax rate of 39%. The adjustment excludes the write-off of IPR&D as this item was expensed on a pre-tax basis.

Twelve Months December 31, 2007
Total adjustments for the DJO Merger	$(49,263)
Statutory tax rate	39%

Tax effect of adjustments for the DJO Merger	$(19,213)

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        Set forth below is selected historical consolidated and combined financial data of our business, for periods prior to November 3, 2006 (the date of the Prior Transaction) for ReAble ("Predecessor") and from and after November 4, 2006 for DJOFL ("Successor"). We have derived the selected historical financial data for the fiscal year ended December 31, 2005 and the period from January 1, 2006 through November 3, 2006 from the Predecessor's historical consolidated financial statements included elsewhere in this prospectus. We have derived the Predecessor's selected historical financial data as of December 31, 2003, 2004 and 2005 and for each of the years ended December 31, 2003 and 2004 presented in the table below from the Predecessor's audited consolidated financial statements that are not included in this prospectus. We have derived the selected historical financial data from the period from November 4, 2006 through December 31, 2006 and as of December 31, 2006 from the Successor's historical audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected historical financial data as of December 31, 2007 and for the fiscal year ended December 31, 2007 from the Successor's historical audited consolidated financial statements included elsewhere in this prospectus. We have derived selected historical consolidated financial data as of March 29, 2008 and for each of the three months ended March 31, 2007 and March 29, 2008 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for any interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The selected financial data for the Predecessor periods represents ReAble's financial data prior to the acquisition of ReAble by Blackstone, and the selected financial data for the Successor periods represents financial data of DJOFL after the consummation of the Prior Transaction. For the year ended December 31, 2006, we have combined the Predecessor period and the Successor period and presented the unaudited financial data on a combined basis for comparative purposes. This mathematical combination does not comply with generally accepted accounting principles or with the rules for unaudited pro forma presentation, but is presented because we believe it is useful to compare our financial results on an annualized basis. The Successor period reflects the acquisition of ReAble by Blackstone using the purchase method of accounting pursuant to the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations". Accordingly, the comparability of the results of the Successor for the full year 2007 to the combined results of the Successor and the Predecessor for the full year 2006 is affected by differences in the basis of presentation, which reflects purchase accounting in the Successor periods and historical cost in the Predecessor period. In addition the comparability of the combined results is impacted by changes in our capital structure which occurred on the date the Prior Transaction was completed.

        During the periods presented below, ReAble (now renamed DJO Incorporated) has made various acquisitions and the results for the acquired businesses are included in our historical financial statements from the date of their respective acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions, Dispositions and Other Transactions." You should read the selected historical and consolidated and combined financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Predecessor			Predecessor	Successor	Combined Basis	Successor	Successor	Successor
								Three Months Ended
	Year Ended December 31,			January 1, 2006 through November 3, 2006	November 4, 2006 through December 31, 2006	Year Ended December 31, 2006 (unaudited)
							Year Ended December 31, 2007	March 31, 2007 (unaudited)	March 29, 2008 (unaudited)
	2003	2004	2005
	($ in thousands)
Statement of Operations Data:
Net sales(1)	$93,029	$148,081	$293,726	$304,383	$57,902	$362,285	$492,134	$106,707	$239,728
Gross profit	48,316	81,639	178,353	177,103	31,115	208,218	286,270	61,425	144,644
Income (loss) from continuing operations	(1,769)	5,128	9,347	(46,162)	(41,596)	(87,758)	(82,422)	(11,087)	(24,162)
Net income (loss)	(2,517)	5,527	12,330	(46,776)	(41,634)	(88,410)	(82,422)	(11,087)	(24,162)
Other Financial Data:
Depreciation and amortization	3,468	6,027	13,749	14,804	6,404	21,208	48,240	9,587	24,777
Ratio of earnings to fixed charges (unaudited)(2)	—	2.12x	1.52x	—	—	—	—	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$10,074	$19,889	$17,200			$30,903	$63,471	$23,481	$67,694
Total assets	136,380	552,139	552,037			1,060,636	3,086,272	1,065,535	3,087,421
Long-term debt, net of current portion	5,383	307,207	307,794			548,037	1,818,598	547,091	1,818,989
Stockholders' equity/membership equity	113,109	160,317	167,107			335,208	704,988	323,401	679,646

(1)
The 2007 data includes $54.2 million in sales of DJO Opco and $2.9 million in sales of IOMED as a result of the DJO Merger and the IOMED acquisition on November 20, 2007 and August 9, 2007, respectively. Also included is $17.5 million in estimated sales as a result of our Saunders acquisition on July 2, 2007. The 2006 (combined basis) data includes $43.5 million in estimated sales related to our Compex acquisition on February 24, 2006. Also, included in net sales (combined basis) is $2.9 million related to our Cefar acquisition on November 7, 2006. See Note 2 to our audited consolidated financial statements for additional information related to these acquisitions. The 2005 data includes $5.3 million in sales as a result of our acquisition of Osteoimplant Technology, Inc. ("OTI") on February 22, 2005. The 2004 data includes $41.4 million in sales as a result of our acquisition of Empi on October 4, 2004.

(2)
For purposes of calculating the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before provision (benefit) for income taxes plus fixed charges and (b) fixed charges is defined as interest expense (including capitalized interest and amortization of debt issuance costs) and the estimated portion of rent expense deemed by management to represent the interest component of rent expense. For the three months ended March 29, 2008, the three months ended March 31, 2007, the year ended December 31, 2007, the period November 4, 2006 through December 31, 2006, the period January 1, 2006 through November 3, 2006 and the year ended December 31, 2003, our earnings were insufficient to cover fixed charges by $35.2 million, $13.4 million, $125.1 million, $50.4 million, $57.7 million and $2.3 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

        This management's discussion and analysis of financial condition and results of operations is intended to provide an understanding of our results of operations, financial condition and where appropriate, factors that may affect future performance. The following discussion and analysis of our results of operations and financial condition covers periods prior and subsequent to the dates of several recent acquisitions. The results of acquired companies have been included in our consolidated statement of operations since their respective dates of acquisition. Accordingly, the following discussion and analysis does not reflect the full impact of the Transactions or the results of recently acquired companies.

        You should read the following discussion of our results of operations and financial condition with the "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated and Combined Financial Data" and our audited historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following management's discussion and analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that represent our expectations or beliefs concerning future events, including, but not limited to, statements regarding growth in sales of our products, profit margins and the sufficiency of our cash flow for future liquidity and capital resource needs. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Some of these factors are described under the heading "Risk Factors" above. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.

Overview

        We are a leading global provider of high-quality, orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We are the largest non-surgical orthopedic rehabilitation device company in the United States and among the largest globally, as measured by revenues. Many of our products have leading market positions. We believe that our strong brand names, comprehensive range of products, focus on quality, innovation and customer service, extensive distribution network, and our strong relationships with orthopedic and physical therapy professionals have contributed to our leading market positions. We believe that we are one of only a few orthopedic device companies that offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment. We currently develop, manufacture and distribute our products through the following three operating segments:

Domestic Rehabilitation Segment

        We market our domestic rehabilitation segment products through the three divisions described below.

  •
  DonJoy, ProCare and Aircast.  Our DonJoy, ProCare and Aircast division was acquired with the DJO Merger and offers products in the category of rigid knee bracing, orthopedic soft goods, cold therapy products, and vascular systems. This division also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

  •
  Empi.  Our Empi division offers products in the category of home electrotherapy, bone growth stimulation products, which were acquired with the DJO Merger, iontophoresis, and home traction. This division also includes our RME and EmpiCare business. RME sells a wide range of proprietary and third party rehabilitation products to physical therapists and chiropractors through a printed catalog and through an on-line e-commerce site. Through our EmpiCare business, we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

  •
  Chattanooga.  Our Chattanooga Group offers products in the clinical rehabilitation market in the category of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, CPM devices and dry heat therapy.

International Rehabilitation Segment

        Our International Rehabilitation Segment, which generates most of its revenues in Europe, is divided into three main businesses:

  •
  the international sales of our DonJoy, ProCare and Aircast products,

  •
  our Ormed business, which provides bracing, CPM, electrotherapy and other products primarily in Germany, and

  •
  our Cefar-Compex business, which provides electrotherapy products for medical and consumer markets and other physical therapy and rehabilitation products primarily in Europe.

Surgical Implant Segment

        Our Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

        Our three operating segments enable us to reach a diverse customer base through multiple distribution channels and give us the opportunity to provide a wide range of orthopedic devices and related products to orthopedic specialists operating in a variety of patient treatment settings. These three segments constitute our three reportable segments. See Note 11 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements for further information regarding our segments.

        Set forth below is net revenue, gross profit and operating income information for our reporting segments for the years ended December 31. This information excludes the impact of certain expenses not allocated to segments, which are primarily comprised of general corporate expenses for all periods presented. The segment information includes the impact of purchase accounting and related amortization of acquired intangible assets related to our recent acquisitions and the Prior Transaction as described in Note 2 to our audited consolidated financial statements. All prior periods presented have been restated to reflect our current reportable segments.

	2007	Combined (unaudited) 2006	2005
	($ in thousands)
Domestic Rehabilitation:
Net sales	$321,398	$242,677	$201,163
Gross profit	$181,519	$132,782	$113,906
Gross profit margin	56.5%	54.7%	56.6%
Operating income (loss)	$(8,255)	$(13,753)	$36,401
Operating income (loss) as a percent of net segment sales	(2.6)%	(5.7)%	18.1%
International Rehabilitation:
Net sales	$104,145	$60,514	$38,098
Gross profit	$57,714	$34,445	$22,151
Gross profit margin	55.4%	56.9%	58.1%
Operating income (loss)	$888	$(261)	$6,197
Operating income (loss) as a percent of net segment sales	0.9%	(0.4)%	16.3%
Surgical Implant:
Net sales	$66,591	$59,094	$54,465
Gross profit	$47,037	$40,991	$42,296
Gross profit margin	70.6%	69.4%	77.7%
Operating income (loss)	$2,322	$(7,236)	$10,708
Operating income (loss) as a percent of net segment sales	3.5%	(12.2)%	19.7%

Recent Acquisitions, Dispositions and Other Transactions

DJO Opco Holdings, Inc. Acquisition (DJO Merger)

        On July 15, 2007, we entered into the DJO Merger Agreement with DJO Opco providing for a merger transaction pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which was consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 (the "per share merger consideration") in cash for each share of common stock of DJO Opco they then held), $15.2 million related to the fair value of stock options held by DJO Opco management that were exchanged for options to purchase DJO common stock, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by Blackstone, borrowings under the New Senior Secured Credit Facility, and proceeds from newly issued notes (see Note 2 to our audited consolidated financial statements for further information).

The Prior Transaction

        On November 3, 2006, an affiliate of Blackstone acquired all of the outstanding shares of capital stock of ReAble in a merger transaction (the "Prior Transaction"). ReAble is the parent company of Holdings, DJOFL and Finco. DJOFL, directly or indirectly through its subsidiaries, owns all of the operating assets of ReAble. The total purchase price for the Prior Transaction was approximately $529.2 million and consisted of $482.5 million paid to former holders of shares of common stock and options to purchase shares of common stock of ReAble, $7.2 million related to the fair value of options held by ReAble executives that continued to remain as outstanding options to purchase ReAble common stock after the Prior Transaction (the "Prior Transaction Management Rollover Options"), and $39.5 million in direct acquisition costs. The Prior Transaction was financed through a combination of equity contributed by Blackstone, cash on hand of ReAble, borrowings under our prior senior secured credit facility ("Old Senior Secured Credit Facility"), and proceeds from the existing senior subordinated notes. Upon the closing of the Prior Transaction, shares of ReAble's common stock ceased to be traded on the NASDAQ Global Market.

        The Prior Transaction was accounted for as a purchase under the guidance set forth in Statement of Financial Accounting Standards No. 141 "Business Combinations". In this prospectus, the consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows are identified as relating to either the Predecessor or the Successor, which include accounts and results for periods preceding the Prior Transaction and periods succeeding the Prior Transaction, respectively. We have prepared our discussion of the results of operations by comparing the mathematical combination, without making any pro forma adjustments, of the Successor and Predecessor periods, which have been consolidated in a materially consistent manner, for the year ended December 31, 2006 to the year ended December 31, 2007 and for the year ended December 31, 2005 to the year ended December 31, 2006. Although this presentation does not comply with GAAP, we believe it provides the most meaningful comparison of our results. The Predecessor and Successor periods have been prepared using different bases of presentation due to the application of purchase accounting. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the Prior Transaction and the related transactions and may not be predictive of future results of operations. See Note 2 to our audited consolidated financial statements for further information regarding the Prior Transaction.

Other Recent Acquisitions

IOMED, Inc.

        On August 9, 2007, a subsidiary of DJOFL acquired IOMED, which develops, manufactures and markets active drug delivery systems used primarily to treat acute local inflammation in the physical and occupational therapy and sports medicine markets. The purchase price was $23.3 million and consisted of $21.1 million in cash payments to former IOMED equity holders at $2.75 per share, $0.8 million related to the fair value of vested stock options that were outstanding at the time of the acquisition, and $1.4 million in direct acquisition costs. The acquisition was primarily financed with borrowings under our then existing revolving credit facility.

The Saunders Group

        On July 2, 2007, a subsidiary of DJOFL completed its purchase of substantially all of the assets of The Saunders Group, Inc. ("Saunders") for total cash consideration of $40.9 million, including $0.9 million of acquisition costs (the "Saunders Acquisition"). Saunders is a supplier of rehabilitation products to physical therapists, chiropractors, athletes, athletic trainers, physicians and patients, with a specialty in patented traction devices, back supports, and equipment for neck and back disorders. The Saunders Acquisition was financed with funds borrowed under our Old Senior Secured Credit Facility.

Cefar AB

        On November 7, 2006, a subsidiary of DJOFL acquired all of the issued and outstanding shares of Cefar, a provider of electrotherapy and rehabilitation devices used for chronic pain, for women's health (labor pain, incontinence, dysmenorrhea), for electroacupuncture, and for other rehabilitation activities. We have integrated the operations of Cefar with those of Compex SA, the European subsidiary of Compex. Our strategy for the merged company is to develop both the professional/medical and consumer markets for electrical stimulation across Europe and internationally while continuing to sell products under both the Cefar and Compex brands. The purchase price for Cefar of $27.1 million was comprised of $16.3 million in cash, issuance of shares of our common stock valued at $9.5 million, and approximately $1.3 million in acquisition costs. The cash portion of the acquisition was funded with $10.0 million of term loan borrowings under the Old Senior Secured Credit Facility and cash on hand.

Compex Technologies, Inc.

        On February 24, 2006, we completed the acquisition of Compex. Compex manufactured and sold a broad line of TENS and NMES products used for pain management, rehabilitation, fitness and sports performance enhancement in clinical, home healthcare, sports and occupational medicine settings. The domestic Compex operations have been integrated into our Empi division (see Note 13 to our audited consolidated financial statements). The purchase price of approximately $102.9 million included shares of our common stock valued at approximately $90.0 million in exchange for all of the outstanding common stock of Compex, options to purchase shares of our common stock valued at $9.3 million in exchange for all of the outstanding options to purchase common stock of Compex, and $3.6 million in acquisition costs.

Osteoimplant Technology, Inc.

        On February 2005, we acquired substantially all of the assets of OTI, which added several knee and hip implant products to our Surgical Implant Segment's product offerings. The total purchase price for the OTI asset acquisition was approximately $15.7 million and was comprised of approximately $14.5 million payable in cash to OTI and $1.2 million in acquisition costs.

Dispositions

        On June 30, 2006, we completed the sale of our Slendertone product line (which we had acquired in the Compex Acquisition) for $2.4 million, plus the cost of inventory sold.

        On August 8, 2005, we completed the sale of our soft goods product line to a subsidiary of DJO Opco for a cash payment of approximately $9.5 million, resulting in a gain of $2.4 million. We re-acquired this product line in connection with the DJO Merger.

        For accounting purposes, the gain on sale from the disposition of our soft goods product line and the operating results of our soft goods product line and Slendertone prior to their disposition have been classified as discontinued operations in our consolidated statements of operations for all historical periods presented in this prospectus.

Results of Operations

Three Months Ended March 29, 2008 compared to Three Months Ended March 31, 2007

        The following table sets forth our statements of operations as a percentage of sales for the periods indicated:

	Three Months Ended
($ in thousands)	March 29, 2008		March 31, 2007
Net sales	$239,728	100.0%	$106,707	100.0%
Cost of sales	95,084	39.7	45,282	42.4

Gross profit	144,644	60.3	61,425	57.6
Operating expenses:
Selling, general and administrative	110,612	46.1	50,973	47.8
Research and development	6,676	2.8	3,635	3.4
Amortization of acquired intangibles	19,116	8.0	6,507	6.1

Operating income	8,240	3.4	310	0.3
Other income (expense):
Interest income	587	0.2	217	0.2
Interest expense	(45,187)	(18.8)	(14,021)	(13.1)
Other income, net	1,343	0.6	143	0.1

Loss before income taxes and minority interests	(35,017)	(14.6)	(13,351)	(12.5)
Benefit for income taxes	(11,055)	(4.6)	(2,341)	(2.2)
Minority interests	200	0.1	77	0.1

Net loss	$(24,162)	(10.1)%	$(11,087)	(10.4)%

        Net Sales.    Our net sales for the three month period ended March 29, 2008 were $239.7 million, representing an increase of 124.7% from net sales of $106.7 million for the three month period ended March 31, 2007, driven by business acquisitions and continued growth across our product lines. Sales in the Domestic Rehabilitation and International Rehabilitation Segments benefited from sales of products we acquired in the DJO Merger and the IOMED and Saunders acquisitions, which were completed in November 2007, August 2007, and July 2007, respectively. For the three months ended March 29, 2008, we generated 27.5% of our net sales from customers outside the United States as compared to 27.1% for the three months ended March 31, 2007. Net sales were also positively impacted during the three months ended March 29, 2008 by $6.2 million due to favorable changes in foreign exchange rates compared to rates in effect during the three months ended March 31, 2007.

        The following table sets forth the mix of our net sales for the three month period ended March 29, 2008 compared to the three month period ended March 31, 2007:

	Three Months Ended
($ in thousands)	March 29, 2008	% of Net Revenues	March 31, 2007	% of Net Revenues	Increase	% Increase
Domestic Rehabilitation Segment	$164,140	68.5%	$67,894	63.6%	$96,246	141.8%
International Rehabilitation Segment	56,425	23.5	22,012	20.6	34,413	156.3
Surgical Implant Segment	19,163	8.0	16,801	15.8	2,362	14.1

Consolidated net sales	$239,728	100.0%	$106,707	100.0%	$133,021	124.7%

        Net sales in our Domestic Rehabilitation Segment were $164.1 million during the three month period ended March 29, 2008, reflecting an increase of 141.8% over net sales of $67.9 million during the three month period ended March 31, 2007, driven primarily by the addition of sales from the DJO

Merger and the IOMED and Saunders acquisitions as discussed above and continued growth in our core domestic markets.

        Net sales in our International Rehabilitation Segment for the three month period ended March 29, 2008 were $56.4 million, reflecting an increase of 156.3% from net sales of $22.0 million for the three month period ended March 31, 2007, driven primarily by the addition of sales from the DJO Merger and the IOMED and Saunders acquisitions and continued growth in our core international markets. Net sales were also positively impacted by $6.2 million during the three months ended March 29, 2008 due to favorable changes in foreign exchange rates compared to rates in effect during the three months ended March 31, 2007.

        Net sales in our Surgical Implant Segment increased to $19.2 million from $16.8 million during the three month period ended March 29, 2008, representing a 14.1% increase over the same period in the prior year, driven by growth in our hip, knee and shoulder implant product lines.

        Sales of new products, which are products that have been on the market less than one year in all of our business segments, were $13.8 million for the three months ended March 29, 2008, compared to new product sales of $6.0 million during the three months ended March 31, 2007.

        Gross Profit.    Consolidated gross profit as a percentage of net sales increased to 60.3% during the three month period ended March 29, 2008 from 57.6% during the three month period ended March 31, 2007. The increase in our gross profit margin is primarily attributable to cost improvement initiatives completed following the three months ended March 31, 2007 and changes in our product mix due to our recent acquisitions. Consolidated gross profit was negatively impacted by $4.7 million and $4.1 million in the three month periods ended March 29, 2008 and March 31, 2007, respectively, related to the write-up to fair market value of inventory required by purchase accounting in connection with recent business acquisitions and the Prior Transaction. Gross profit in our Domestic Rehabilitation Segment as a percentage of net sales increased to 58.9% during the three month period ended March 29, 2008 from 58.0% during the three month period ended March 31, 2007. Gross profit in our Domestic Rehabilitation Segment was negatively impacted by $4.7 million and $1.0 million in the three month periods ended March 29, 2008 and March 31, 2007, respectively, related to the write-up to fair market value of inventory in connection with the DJO Merger and the Prior Transaction. Gross profit in our International Rehabilitation Segment as a percentage of net sales increased to 58.8% during the three month period ended March 29, 2008 from 47.3% during the three month period ended March 31, 2007. Gross profit in our International Rehabilitation Segment was negatively impacted by $1.7 million in the three month period ended March 31, 2007 related to the write-up to fair market value of inventory acquired in connection with an acquisition. Gross profit in our Surgical Implant Segment as a percentage of gross sales increased to 77.1% during the three month period ended March 29, 2008 from 69.1% during the three month period ended March 31, 2007. Gross profit in our Surgical Implant Segment was negatively impacted by $1.3 million in the three month period ended March 31, 2007 related to the write-up to fair market value of inventory in connection with the Prior Transaction.

        Selling, General and Administrative.    Our selling, general and administrative expenses increased to $110.6 million during the three month period ended March 29, 2008 from $51.0 million during the three month period ended March 31, 2007 due to additional expenses associated with the operations of our recent acquisitions. The following table sets forth the expenses incurred in connection with our recent acquisitions which we believe are directly attributable to the acquisitions and the Prior Transaction and not to our ongoing operations.

	Three Months Ended
($ in thousands)	March 29, 2008	March 31, 2007
Severance and relocation expenses	$1,060	$142
Restructuring expenses	7,781	2,107

	$8,841	$2,249

        Severance and relocation expenses for the three month period ended March 29, 2008 included $0.8 million of severance payments to former ReAble executives, $0.1 million related to other severance-related items and employee relocation and $0.2 million of employee severance incurred in connection with other recent acquisitions. Restructuring expenses for the three month period ended March 29, 2008 included $5.2 million, $1.2 million and $0.4 million of integration costs incurred in connection with the DJO Merger, the IOMED acquisition and other recent acquisitions, respectively, and $1.0 million of integration costs related to the Prior Transaction. Restructuring expenses for the three month period ended March 29, 2007 included $0.9 million and $1.2 million of integration costs incurred in connection with recent acquisitions and the Prior Transaction, respectively.

        Research and Development.    Our research and development expense increased to $6.7 million during the three month period ended March 29, 2008 from $3.6 million for the three month period ended March 31, 2007. The increase is primarily due to expenses incurred by the operations of our recent acquisitions. As a percentage of net sales, research and development expense decreased to 2.8% compared to 3.4% in the prior year first quarter.

        Amortization of Acquired Intangibles.    Amortization of acquired intangibles includes amortization expense related to intangible assets acquired in connection with recent acquisitions, which are being amortized over lives ranging from one to twenty years. Our amortization of acquired intangibles increased to $19.1 million during the three months ended March 29, 2008 compared to $6.5 million during the three months ended March 31, 2007.

        Interest Expense.    Our interest expense increased to $45.2 million during the three month period ended March 29, 2008 compared to interest expense of $14.0 million during the three month period ended March 31, 2007. The increase was principally driven by incremental borrowings of $1,209.0 million to fund the DJO Merger and $77.0 million to fund the IOMED and Saunders acquisitions.

        Benefit for Income Taxes.    For the three month period ended March 29, 2008, we recorded $11.1 million of income tax benefit on a pre-tax loss of $35.0 million, net of offsetting tax expense related to foreign taxes, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items. During the three month period ended March 31, 2007, we recorded $2.3 million of income tax benefit on a pre-tax loss of $13.4 million, net of offsetting tax expense related to foreign taxes, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items.

        Net Loss.    We had a net loss of $24.2 million during the three month period ended March 29, 2008 compared to a net loss of $11.1 million during the three month period ended March 31, 2007 due to the factors discussed above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 (Combined Basis)

        For the year ended December 31, 2006, we have combined the Predecessor period and the Successor period and presented the unaudited results of operations on a combined basis because we believe it is useful to compare our financial results on an annualized basis. The Successor period reflects the acquisition of ReAble by Blackstone using the purchase method of accounting pursuant to the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, the comparability of the results of the Successor for the full year 2007 to the combined results of the Successor and the Predecessor for the full year 2006 is affected by differences in the basis of presentation, which reflects purchase accounting in the Successor periods and historical cost in the Predecessor period. In addition the comparability of the combined results is impacted by changes in our capital structure which occurred on the date the Prior Transaction was completed. The following table sets forth our statements of operations as a percentage of sales for the periods indicated:

	Predecessor		Combined (unaudited)		Successor
	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
	($ in thousands)
Net sales	$293,726	100.0%	$362,285	100.0%	$492,134	100.0%
Cost of sales	115,373	39.3	154,067	42.5	205,864	41.8

Gross profit	178,353	60.7	208,218	57.5	286,270	58.2
Operating expenses:
Selling, general and administrative	120,036	40.8	220,263	60.8	271,163	55.1
Research and development	9,577	3.3	42,900	11.8	21,047	4.3
Amortization of acquired intangibles	5,053	1.7	10,000	2.8	33,496	6.8

Operating income (loss).	43,687	14.9	(64,945)	(17.9)	(39,436)	(8.0)
Other income (expense):
Interest income	393	0.1	839	0.2	1,132	0.2
Interest expense	(28,509)	(9.7)	(34,619)	(9.5)	(72,409)	(14.7)
Other income (expense), net	(23)	—	110	—	742	0.2
Loss on early extinguishment of debt	—	—	(9,154)	(2.5)	(14,539)	(3.0)

Income (loss) from continuing operations before income taxes and minority interests	15,548	5.3	(107,769)	(29.7)	(124,510)	(25.3)
Provision (benefit) for income taxes.	6,061	2.1	(20,208)	(5.6)	(42,503)	(8.6)
Minority interests	140	—	197	0.1	415	—

Income (loss) from continuing operations	9,347	3.2	(87,758)	(24.2)	(82,422)	(16.7)
Discontinued operations:
Gain on disposal of discontinued operations, net of tax	2,445	0.8	—	—	—	—
Income (loss) from discontinued operations, net of tax	538	0.2	(652)	(0.2)	—	—

Net income (loss)	$12,330	4.2%	$(88,410)	(24.4)%	$(82,422)	(16.7)%

        Net Sales.    Our net sales for the year ended December 31, 2007 were $492.1 million, representing an increase of 35.8% over net sales of $362.3 million in 2006 (combined basis), driven by acquisitions and continued growth in our Domestic Rehabilitation, International Rehabilitation and Surgical Implant Segments. Sales in the Domestic Rehabilitation and International Rehabilitation Segments benefited from sales of products we acquired in the DJO Merger and the IOMED, Saunders, and Cefar acquisitions, which were completed in November 2007, August 2007, July 2007, and November 2006, respectively. For the year ended December 31, 2007, we generated 27.0% of our net sales from customers outside the United States as compared to 23.9% for the year ended December 31, 2006. With the recent DJO Merger and the Cefar acquisition, we anticipate that our international sales will continue to increase in future periods. International revenues for 2007 included $12.1 million and $27.2 million related to the DJO Merger and the Cefar acquisition, respectively.

        The following table sets forth sales for our three reportable segments. The 2007 sales data includes $54.2 million and $2.9 million in the Domestic Rehabilitation Segment as a result of the DJO Merger and the IOMED acquisition on November 20, 2007 and August 9, 2007, respectively. Also included are estimated sales of $17.5 million as a result of the Saunders acquisition on July 2, 2007. Included in the International Rehabilitation Segment 2006 sales data is $2.9 million as a result of the Cefar acquisition on November 7, 2006, while a full year of sales revenue for this business is included in 2007.

	Years Ended
	December 31, 2007	% of Net Revenues	Combined December 31, 2006 (unaudited)	% of Net Revenues	Increase	% Increase
	($ in thousands)
Domestic Rehabilitation	$321,398	65.3%	$242,677	67.0%	$78,721	32.4%
International Rehabilitation	104,145	21.2	60,514	16.7	43,631	72.1
Surgical Implant	66,591	13.5	59,094	16.3	7,497	12.7

Consolidated net sales	$492,134	100.0%	$362,285	100.0%	$129,849	35.8%

        Net sales in our Domestic Rehabilitation Segment were $321.4 million for 2007, representing an increase of 32.4% over net sales of $242.7 million in 2006. The increase in net sales in our Domestic Rehabilitation Segment in 2007 was driven by continued growth across our rehabilitation product lines which contributed approximately $4.1 million in net sales during 2007 and the impact of revenue contribution from our recent acquisitions as discussed above, which contributed approximately $74.6 million of total net sales during 2007. In addition, during 2006 sales in our Domestic Rehabilitation Segment were negatively impacted by increased sales allowances aggregating $11.4 million related to revaluation of accounts receivable acquired in the Compex acquisition. Excluding the factors discussed above, sales in our Domestic Rehabilitation Segment increased 1.7% over the prior year.

        Net sales in our International Rehabilitation Segment were $104.1 million for 2007, representing an increase of 72.1% over net sales of $60.5 million in 2006. The increase in net sales in our International Rehabilitation Segment was principally driven by revenues associated with the Cefar acquisition, which contributed sales of $27.2 million in 2007, compared to $2.9 million in 2006, and revenues associated with the DJO Merger which contributed sales of $12.1 in 2007. In addition, net sales were positively impacted during 2007 by approximately $7.3 million due to favorable changes in foreign exchange rates compared to rates in effect in 2006.

        Net sales in our Surgical Implant Segment for 2007 were $66.6 million, representing an increase of 12.7% over net sales of $59.1 million in 2006. The increase in our Surgical Implant Segment's net sales in 2007 was driven primarily by growth in our shoulder and hip product lines of 32.2% and 18.8%, respectively. Sales in this segment were negatively impacted on a comparative basis by reduced sales from our spine product line of $1.3 million.

        Sales of new products for all segments, which have been on the market less than one year, accounted for $34.1 million in 2007, compared to $23.3 million in 2006.

        Gross Profit.    Our consolidated gross profit as a percentage of net sales increased to 58.2% for 2007 compared to a gross profit of 57.5% in 2006 and was negatively impacted by $13.9 million, as compared to $4.5 million in the prior year, related to the write-up to fair market value of inventory acquired in connection with recent acquisitions and the Prior Transaction. Gross profit in our Domestic Rehabilitation Segment increased to 56.5% of net sales in 2007 from 54.7% in 2006. Gross profit in 2006 was impacted by increased sales allowances related to revaluation of accounts receivable acquired in the Compex acquisition. Gross profit in our International Rehabilitation Segment decreased to 55.4% of net sales in 2007 from 56.9% in 2006 and was negatively impacted by $2.1 million, as compared to $1.1 million in the prior year, related to the write-up to fair market value of inventory in connection with the Cefar acquisition and the Prior Transaction. Gross profit in our Surgical Implant Segment increased to 70.6% of net sales in 2007 compared to 69.4% in 2006 and was negatively impacted in 2007 by $3.3 million of expense, as compared to $0.5 million in the prior year, related to the write-up to fair market value of inventory in connection with the Prior Transaction. Gross profit in 2006 was negatively impacted by a $1.5 million charge for a discontinued product line related to inventory acquired from OTI.

        Selling, General and Administrative.    Our selling, general and administrative expenses increased to $271.2 million in 2007 compared to $220.3 million in 2006 due to additional expenses associated with the operations of our recent acquisitions. The following table sets forth these expenses incurred in connection with our recent acquisitions which we believe are directly attributable to the acquisitions.

	December 31, 2007	Combined December 31, 2006 (unaudited)	Increase (Decrease)	% Increase (Decrease)
	($ in thousands)
Stock based compensation	$1,541	$10,736	$(9,195)	(85.6)%
Management retention bonuses	542	5,500	(4,958)	(90.1)
Severance expenses	16,372	1,232	15,140	1,228.9
Restructuring expenses	10,917	7,143	3,774	52.8
Transaction expenses	6,170	14,500	(8,330)	(57.4)
Charges to bad debt expense related to revaluation of accounts receivable and anticipated integration related collection issues	11,870	14,000	(2,130)	(15.2)

	$47,412	$53,111	$(5,699)	(10.7)%

        Stock based compensation expense in 2006 includes costs incurred related to accelerated vesting of outstanding stock options of ReAble in connection with the Prior Transaction. Management retention bonuses related to the Prior Transaction were expensed in 2006. Management retention bonuses related to the DJO Merger are being amortized over the period from the close of the transaction to December 31, 2008 (expected service period). Severance expenses in 2007 include $13.3 million of payments made to former executives of ReAble. Remaining severance expenses are related to restructuring activities in connection with the IOMED, Saunders and Cefar acquisitions. Transaction expenses in 2006 include $14.5 million of costs incurred by ReAble in connection with the Prior Transaction. Finally, we recorded $9.8 million in 2007 and $14.0 million in 2006 as additional bad debt expense, primarily related to revaluation of accounts receivable acquired in connection with the DJO Merger and the Compex acquisition, respectively, due in part to anticipated integration related collection issues.

        Research and Development.    Our research and development expense decreased to $21.0 million in 2007 compared to $42.9 million in 2006. Excluding the impact of IPR&D costs incurred in the prior year of $3.9 million associated with the Compex acquisition and $25.2 million related to the Prior Transaction, and $3.0 million of costs incurred in the current year associated with the DJO Merger, our research and development expense increased $4.2 million to $18.0 million for fiscal year 2007 as compared to $13.8 million during 2006 primarily due to expenses incurred by the operations of our recent acquisitions. As a percentage of net sales, research and development expense was 3.6% compared to 3.8% in the prior year (excluding the impact of IPR&D).

        The amounts allocated to IPR&D were determined through established valuation techniques used in the medical device industry for development projects which had not reached technological feasibility as of the acquisition date and for which no alternative future uses existed. In accordance with SFAS No. 2, "Accounting for Research and Development Costs, as clarified by FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method—an Interpretation of FASB Statement No. 2", amounts assigned to IPR&D meeting the above-stated criteria were charged to expense as part of the allocation of the purchase price.

        The fair value of IPR&D for each of the Prior Transaction and the Compex acquisition was determined using the income approach. Under the income approach, the expected future cash flows from each project under development were estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return were the weighted average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account projected potential market opportunity, assumed penetration and growth rates. The IPR&D charges include only the fair value of IPR&D completed as of the respective acquisition dates. The fair value of developed technology or technology with alternative future uses was included in identifiable purchased intangible assets.

        The IPR&D charge related to the Prior Transaction of $25.2 million is made up of nine projects that were at an early stage of development and had not yet reached technological feasibility at the date the Prior Transaction was completed. The estimated cost to complete these projects was $7.3 million, comprised primarily of developing and designing the product features and building and verifying prototypes. We had expected these products to be completed and begin shipping between fiscal 2007 and fiscal 2009. As of December 31, 2007, the actual results have been consistent, in all material respects, with our assumptions at the time of the acquisitions although certain projects were not completed according to their original schedule and certain others have been abandoned. The IPR&D charge related to the Compex acquisition of $3.9 million is made up of four projects that were at an early stage of development and had not yet reached technological feasibility at the date the acquisition was completed. The estimated cost to complete these projects was $1.9 million, comprised primarily of developing and designing the product features and building and verifying prototypes. We had expected these products to be completed and begin shipping between fiscal 2006 and fiscal 2008. As of December 31, 2007, we had abandoned three projects and the fourth was in production and shipping to customers.

        Amortization of Acquired Intangibles.    Amortization of acquired intangibles includes amortization expense related to intangible assets acquired in connection with recent acquisitions and the Prior Transaction, which are being amortized over lives ranging from one to twenty years. Our amortization of acquired intangibles increased to $33.5 million in 2007 compared to $10.0 million in 2006.

        Interest Expense.    Our interest expense increased to $72.4 million in 2007 from $34.6 million in 2006. The increase in interest expense was principally driven by (1) the impact of a full year of interest expense on debt associated with the Prior Transaction, which was completed on November 3, 2006,

(2) incremental borrowings of approximately $77.0 million to fund the IOMED and Saunders acquisitions and $1,209.0 million to fund the DJO Merger, and (3) higher variable interest rates on our outstanding indebtedness resulting in an average interest rate of 8.8% in 2007 as compared to 8.4% in 2006.

        Loss on Early Extinguishment of Debt.    We recorded approximately $14.5 million of expense in 2007, compared to $9.2 million of expense in 2006. The expense in 2007 includes $9.7 of unamortized debt issuance costs associated with the Old Senior Secured Credit Facility that was repaid in connection with the DJO Merger. Also included is $4.8 million of expense due to the termination of interest rate swaps and related refinancing activities in connection with the DJO Merger. The expense in 2006 is related to the recognition of unamortized debt issuance and debt discount costs associated with the senior credit facility and 9.75% Notes that were repaid in connection with the Prior Transaction.

        Provision (Benefit) for Income Taxes.    In 2007, we recorded $42.5 million of income tax benefit on a pre-tax loss of $124.5 million, resulting in an effective rate of 34.1%. For 2006, we recorded $20.2 million of income tax benefit on a pre-tax loss of $107.8 million, resulting in an effective rate of 18.8%, which is substantially lower than our statutory tax rate, due in part to the impact of a charge of $29.1 million of IPR&D costs in 2006. Expense related to IPR&D is not deductible for tax purposes and is treated as a permanent difference for tax accounting purposes. In addition to the IPR&D impact, our 2006 effective tax rate was also negatively impacted by non-deductible stock-based compensation, transaction costs related to closing the Prior Transaction, and other non-deductible expenses.

        Net Income (Loss).    We had a net loss of $82.4 million in 2007 compared to a net loss of $88.4 million in 2006 based on the factors discussed above.

Year Ended December 31, 2006 (Combined Basis) Compared to Year Ended December 31, 2005

        Net Sales.    Our net sales for the year ended December 31, 2006 (combined basis) were $362.3 million, representing an increase of 23.3% over net sales of $293.7 million in 2005, driven by acquisitions and continued growth in our Domestic Rehabilitation, International Rehabilitation and Surgical Implant Segments. Sales in the Domestic Rehabilitation and International Rehabilitation Segments benefited from sales of products we acquired in the Compex and Cefar acquisitions, which were completed in February 2006 and November 2006, respectively. For the year ended December 31, 2006, we generated 23.9% of our net sales from customers outside the United States as compared to 21.5% for the year ended December 31, 2005.

        The following table sets forth sales for our three reportable segments. The amounts shown for the Domestic Rehabilitation Segment in 2006 include $43.5 million of estimated sales related to products we acquired in the Compex acquisition on February 24, 2006. The amounts shown for the International Rehabilitation Segment in 2006 include $2.9 million of sales related to products we acquired in the Cefar acquisition.

	Years Ended
	Combined Basis December 31, 2006 (unaudited)	% of Net Revenues	December 31, 2005	% of Net Revenues	Increase	% Increase
	($ in thousands)
Domestic Rehabilitation	$242,677	67.0%	$201,163	68.5%	$41,514	20.6%
International Rehabilitation	60,514	16.7	38,098	13.0	22,416	58.8
Surgical Implant	59,094	16.3	54,465	18.5	4,629	8.5

Consolidated net sales	$362,285	100.0%	$293,726	100%	$68,559	23.3%

        Net sales in our Domestic Rehabilitation Segment were $242.7 million for 2006, representing an increase of 20.6% over net sales of $201.2 million in 2005. The increase in net sales in our Domestic Rehabilitation Segment was principally driven by revenues associated with the Compex acquisition, which increased sales in the segment's electrotherapy product lines as well as increased sales in its traction and catalogue product lines. Partially offsetting the preceding are decreases in sales resulting from the impact of integration activities relating primarily to combining the Empi and Compex sales force and operations. In 2006, we completed several initiatives related to the integration of the Compex sales force, including integration of the Compex sales function onto the information technology systems used by our Empi subsidiary, sales territory realignment, and redesigning of compensation and reporting structures and other activities related to positioning our sales force to operate efficiently on a combined basis. We believe that these integration activities negatively impacted the Domestic Rehabilitation Segments' net sales in 2006. In addition, in 2006, the Domestic Rehabilitation Segments' net sales were negatively impacted by a charge of $11.4 million related to accounts receivable acquired in the Compex acquisition. During the second quarter of 2006, additional information was obtained regarding the Compex payor mix and its accounts receivable collection rates and trends, which resulted in a change in our estimate of the value of the acquired accounts receivable and a $5.6 million charge to the reserve account. In addition, during December 2006, in conjunction with the completion of a strategic review and assessment of ongoing efforts to collect the remaining Compex accounts receivable, the decision was made to outsource the collection effort to a third party. Based on collection estimates provided by the third party collection company, in the fourth quarter of 2006, we recorded an additional adjustment to the carrying value of accounts receivable in the amount of $19.8 million, of which $5.8 million was recorded as a reduction of net sales with the remainder recorded as a component of selling, general and administrative expense.

        Net sales in our International Rehabilitation Segment were $60.5 million for 2006, representing an increase of 58.8% over net sales of $38.1 million in 2005. The increase in net sales in our International Rehabilitation Segment was principally driven by revenues associated with the Cefar and Compex acquisitions, which increased sales in the segment's electrotherapy product lines as well as increased sales in its CPM and catalogue product lines.

        Net sales in our Surgical Implant Segment for 2006 were $59.1 million, representing an increase of 8.5% over net sales of $54.5 million in 2005. The increase in our Surgical Implant Segment's net sales in 2006 was driven primarily by growth in our shoulder and knee product lines.

        Sales of new products for all segments, which have been on the market less than one year, accounted for $23.3 million in 2006, compared to $12.5 million in 2005.

        Gross Profit.    Our consolidated gross profit as a percentage of net sales decreased to 57.5% for 2006 compared to a gross profit of 60.7% in 2005. Consolidated gross profit in 2006 was negatively impacted by $4.5 million of expense related to the write-up to fair market value of inventory in connection with the Compex and Cefar acquisitions and the Prior Transaction. Gross profit for our Domestic Rehabilitation Segment decreased to 54.7% of net sales in 2006 from 56.6% in 2005. Gross profit on a consolidated basis and gross profit for the Domestic Rehabilitation Segment were negatively impacted by $11.4 million of expense for additional reserves related to accounts receivable acquired in the Compex acquisition (described above). Gross profit for our International Rehabilitation Segment decreased to 56.9% of net sales in 2006 from 58.1% in 2005. Gross profit for our Surgical Implant Segment decreased to 69.4% of net sales in 2006 compared to a gross profit of 77.7% in 2005. The decrease in our Surgical Implant Segment's gross profit was due primarily to a $1.5 million charge in 2006 for a discontinued product line related to our strategic review of inventory acquired in our February 2005 acquisition of OTI.

        Selling, General and Administrative.    Our selling, general and administrative expenses increased to $220.3 million in 2006 compared to $120.0 million in 2005. As a percentage of net sales, selling, general and administrative expense increased to 60.8% in 2006, compared to 40.9% in 2005, primarily due to additional expenses associated with the addition of Compex and Cefar, higher commissions associated with increased sales, and higher expenses related to acquisition integration. Selling, general and administrative expenses during 2006 were impacted by expenses related to the Prior Transaction and our integration activities in connection with our acquisitions of Compex and Cefar. We incurred $14.5 million of expenses in connection with the Prior Transaction, $1.2 million of severance expenses related to closure of Compex facilities in Tampa, Florida and New Brighton, Minnesota, and $5.7 million of expenses related to our ongoing integration of our Compex and Cefar acquisitions. In conjunction with the Prior Transaction, we also incurred $5.5 million of expense associated with management bonuses and a $3.0 million monitoring fee paid to an affiliate of Blackstone for advisory services rendered from the closing date of the Prior Transaction to December 31, 2006. In addition, we recorded approximately $10.5 million of employee stock-based compensation expense in 2006 in connection with the implementation of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)") as of January 1, 2006, compared with no such expense for the same period in 2005. Finally, during December, 2006, the decision was made to outsource the collection effort related to the remaining Compex accounts receivable to a third party (described above). Based on collection estimates provided by the third party collection company, an additional $19.8 million charge to the reserve account was taken in the fourth quarter of 2006, of which $14.0 million represented a selling, general and administrative expense.

        Research and Development.    Our research and development expense increased to $42.9 million in 2006 compared to $9.6 million in 2005. As a percentage of net sales, research and development expense increased to 11.8% compared to 3.2% in the prior year, primarily driven by IPR&D costs of $29.1 million, comprised of $3.9 million of IPR&D costs associated with the Compex acquisition and $25.2 million of IPR&D costs associated with the Prior Transaction, the addition of ongoing Compex and Cefar research and development costs, and higher product development costs.

        Amortization of Acquired Intangibles.    Amortization of acquired intangibles includes amortization expense related to intangible assets acquired in connection with recent acquisitions and the Prior Transaction, which are being amortized over lives ranging from one to twenty years. Our amortization of acquired intangibles increased to $10.0 million in 2006 compared to $5.1 million in 2005.

        Interest Expense.    Our interest expense increased to $34.6 million in 2006 from $28.5 million in 2005. The comparative increase for 2006 over the prior year was principally driven by higher variable interest rates on the floating rate portion of our outstanding indebtedness, increased borrowings to finance the Compex and Cefar acquisitions and increased borrowings to finance the Prior Transaction and related costs.

        Loss on Early Extinguishment of Debt.    We recorded $9.2 million of expense in 2006 related to the recognition of unamortized debt issuance and debt discount costs associated with the senior credit facility that existed prior to the Prior Transaction and the 9.75% Notes.

        Provision (Benefit) for Income Taxes.    For 2006, we recorded $20.2 million of income tax benefit on a pre-tax loss of $107.8 million, which is substantially lower than our statutory tax rate, due in part to the impact of a charge of $29.1 million of IPR&D costs in 2006. Expense related to IPR&D is not deductible for tax purposes and is treated as a permanent difference for tax accounting purposes. In addition to the IPR&D impact, our effective tax rate was also negatively impacted by non-deductible stock-based compensation, transaction costs related to closing the Prior Transaction, and other non-deductible expenses for 2006. For 2005, we recorded $6.1 million of income tax expense on pre-tax income of $15.5 million.

        Discontinued Operations.    In 2006, we reported a loss of $0.7 million from discontinued operations, which was attributable to the Slendertone product assets we sold on June 30, 2006. For 2005, we reported income from discontinued operations of approximately $0.5 million. We also reported a $2.4 million gain from the disposition of our soft goods product line in 2005.

        Net Income (Loss).    We had a net loss of $88.4 million in 2006 compared to net income of $12.3 million in 2005 based on the factors discussed above.

Recent Accounting Pronouncements

        In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" which requires entities to disclose the fair values of derivative instruments and their gains and losses in a tabular format and to disclose derivative features that are credit risk-related. The statement is effective for fiscal years beginning after November 15, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In December 2007, the FASB issued Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" which requires entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. The statement is effective for fiscal years beginning after December 15, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In December 2007, the FASB issued Statement No. 141 (Revised), "Business Combinations" which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The statement is effective for fiscal years beginning after December 15, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No. 115" which permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material impact on our results of operations or financial condition.

        In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. This statement establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. At March 29, 2008, our interest rate swaps (see Note 14 to our unaudited condensed consolidated financial statements) were carried at fair value measured on a recurring basis. Fair values are determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy.

Liquidity and Capital Resources

Cash Flows

Three Months Ended March 29, 2008 Compared to Three Months Ended March 31, 2007

        Operating activities provided $7.4 million of cash during the three months ended March 29, 2008 and used $2.0 million of cash during the three months ended March 31, 2007. Cash provided by operating activities for the three months ended March 29, 2008 primarily reflects a positive net change in operating assets and liabilities partially offset by our net loss. Cash used in operating activities for the three months ended March 31, 2007 reflects our net loss, partially offset by non-cash charges, and a negative net change in operating assets and liabilities.

        Investing activities used $4.5 million of cash during the three months ended March 29, 2008, compared to $5.1 million during the three months ended March 31, 2007. Cash used in investing activities for the three months ended March 29, 2008 was primarily used for purchases of property and equipment amounting to $4.3 million. Cash used in investing activities for the three months ended March 31, 2007 included purchases of property and equipment amounting to $4.4 million and an acquisition of certain assets amounting to $4.2 million, partially offset by proceeds from a sale of assets amounting to $3.6 million.

        Financing activities used $0.1 million of cash during the three months ended March 29, 2008, compared to $1.2 million during the three months March 31, 2007. Financing activities in both periods consisted of payments on long-term obligations.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 (Combined Basis)

        For the year ended December 31, 2006, we have combined the Predecessor period and the Successor period and presented the unaudited results of operations on a combined basis for comparative purposes.

        During the year ended December 31, 2007, we used $28.8 million of cash for operating activities compared to the year ended December 31, 2006, when our operating activities provided $0.8 million in cash. The net cash used for operations in 2007 primarily reflects higher interest and integration costs incurred in connection with the Prior Transaction, the DJO Merger and our other recent acquisitions as well as an increase in net accounts receivable. As required by SFAS No. 123(R), our cash flow provided by operating activities for the year ended December 31, 2007 and 2006 is shown net of $0.4 million and $2.5 million, respectively, of excess tax benefits from stock options exercised, the amount deemed to be realized for tax purposes. These excess tax benefits are included in cash flows provided by financing activities for the years ended December 31, 2007 and 2006, respectively. Cash provided by operations in 2006 primarily reflects negative operating results offset by cash provided by the net change in operating assets and liabilities.

        Investing activities used $1,323.1 million of cash in 2007, compared to $550.7 million in 2006. Cash used during 2007 relates primarily to the DJO Merger and the acquisition of IOMED and Saunders, net of cash proceeds of $4.6 million during 2007 related to the sale of a building acquired in connection with the acquisition of Compex and the sale of our former spine product line. Cash used during 2006 included $522.1 million in connection with the Prior Transaction and $13.0 million (net of cash acquired) for the acquisition of Cefar. Our acquisition of Compex during 2006 was primarily financed through the issuance of common stock.

        Cash provided by financing activities in 2007 was $1,383.6 million and in 2006 was $562.7 million. The cash provided during 2007 from financing activities was primarily related to net borrowings under the New Senior Secured Credit Facility of $1,052.4 million, proceeds from the issuance of notes of $575.0 million, and Blackstone's $434.6 million equity investment related to the DJO Merger. These transactions were offset by debt payments of $430.9 million and $271.5 million related to the repayment of our Old Senior Secured Credit Facility and term loan acquired in connection with the DJO Merger, respectively. During 2007, we also paid $55.9 million of debt issuance costs related to financing for the DJO Merger and $1.2 million for the repurchase of Prior Transaction Management Rollover Options. During 2006, cash from financing activities was primarily related to borrowings under our Old Senior Secured Credit Facility of $350.0 million, proceeds from the issuance of the existing senior subordinated notes and Blackstone's $357.0 million equity investment related to the Prior Transaction. These transactions were offset by debt payments of $361.5 million and the payment of $20.8 million in debt issuance costs incurred in connection with the Old Senior Secured Credit Facility and the existing senior subordinated notes. During 2006 we also received approximately $9.0 million in proceeds from stock option exercises and $0.8 million in notes receivable payments.

Indebtedness

        As of March 29, 2008, we had outstanding approximately $1,833.4 million in aggregate indebtedness, and we had $99.1 million of available borrowings under our new revolving credit facility, net of $0.9 million used for letters of credit. We believe that our existing cash, plus the amounts we expect to generate from operations and amounts available through our new revolving credit facility, will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, capital expenditures, and debt repayment obligations. While we currently believe that we will be able to meet all of our financial covenants imposed by our New Senior Secured Credit Facility, there is no assurance that we will in fact be able to do so or that, if we do not, we will be able to obtain from our lenders, waivers of default or amendments to the New Senior Secured Credit Facility in the future.

        We and our subsidiaries, affiliates or significant shareholders (including Blackstone and its affiliates) may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

New Senior Secured Credit Facility

        Overview.    The New Senior Secured Credit Facility provides senior secured financing of $1,165.0 million, consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility. We issued the term loan facility of the New Senior Secured Credit Facility at a 1.2% discount resulting in net proceeds of $1,052.4 million. In addition, we are permitted, subject to receipt of additional commitments from participating lenders and certain other conditions, to incur up to an additional $150.0 million of borrowings under the New Senior Secured Credit Facility.

        Interest Rate and Fees.    Borrowings under the New Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in the U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        Historically, we have used derivative instruments to hedge portions of our exposure related to variable interest rates on our outstanding indebtedness. On November 20, 2007, we entered into a new interest rate swap agreement for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% expiring in 2009. As of March 29, 2008, our weighted average interest rate for all borrowings under the New Senior Secured Credit Facility was 7.83%.

        In addition to paying interest on outstanding principal under the New Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Amortization.    We are required to pay annual amortization (payable in equal quarterly installments) on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount during the first six years and three months following the closing of the New Senior Secured Credit Facility, with the remaining amount payable at maturity which is six and one-half years from the date of the closing of the New Senior Secured Credit Facility. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, which is six years from the date of the closing of the New Senior Secured Credit Facility.

        Certain Covenants and Events of Default.    The New Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and make other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        Pursuant to the terms of the credit agreement relating to the New Senior Secured Credit Facility, we are required to maintain a ratio of consolidated senior debt to adjusted EBITDA (or senior leverage ratio) starting at a maximum of 5.1:1 and stepping down over time to 3.25:1 by the end of 2011. Adjusted EBITDA represents net income (loss) plus interest expense, net, provision (benefit) for income taxes and depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items permitted in calculating covenant compliance under our New Senior Secured Credit Facility and the Indentures ("Adjusted EBITDA"). We are subject to these financial covenants beginning as of June 28, 2008.

10.875% Senior Notes and 11.75% Senior Subordinated Notes

        The Indentures governing the $575.0 million principal amount of 10.875% senior notes issued in connection with the DJO Merger and the $200.0 million principal amount of 11.75% senior subordinated notes issued in connection with the Prior Transaction limit our (and most or all of our subsidiaries') ability to:

  •
  incur additional debt or issue certain preferred shares;

  •
  pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

  •
  make certain investments;

  •
  sell certain assets;

  •
  create liens on certain assets to secure debt;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into certain transactions with our affiliates; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        Subject to certain exceptions, the Indentures permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Covenant Compliance

        As described above, our New Senior Secured Credit Facility consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility and the Indentures governing the $575.0 million principal amount of senior notes and the $200.0 million principal amount of senior subordinated notes represent significant components of our capital structure. Under our New Senior Secured Credit Facility, we are required to maintain specified senior secured leverage ratios, which become more restrictive over time, that are determined based on our Adjusted EBITDA. If we fail to comply with the senior secured leverage ratio under our New Senior Secured Credit Facility, we would be in default under the credit facility. Upon the occurrence of an event of default under the New Senior Secured Credit Facility, the lenders could elect to declare all amounts outstanding under the New Senior Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the New Senior Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the New Senior Secured Credit Facility. Any acceleration under the New Senior Secured Credit Facility would also result in a default under the Indentures governing the notes and our existing senior subordinated notes, which could lead to the noteholders electing to declare the principal, premium, if any, and interest on the then outstanding notes immediately due and payable. In addition, under the Indentures governing the notes and our existing senior subordinated notes, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing subordinated indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Adjusted EBITDA.

        Adjusted EBITDA is defined as net income (loss) plus interest expense, net, provision (benefit) for income taxes and depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items permitted in calculating covenant compliance under our New Senior Secured Credit Facility and Indentures. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants in our New Senior Secured Credit Facility and the Indentures. Adjusted EBITDA is a material component of these covenants.

        Adjusted EBITDA should not be considered as an alternative to net income or other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operations as a measure of our liquidity. Adjusted EBITDA does not represent net loss or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definition of Adjusted EBITDA in the Indentures and our New Senior Secured Credit Facility allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net loss. However, these are expenses that may recur, vary greatly and are difficult to predict. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

        Our ability to meet the covenants specified above in future periods will depend on events beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants in the future could result in a default under our New Senior Secured Credit Facility and the Indentures, at which time the lenders could elect to declare all amounts outstanding under our New Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

        The following table provides a reconciliation from our net loss to Adjusted EBITDA for the three and twelve months ended March 29, 2008. The terms and related calculations are defined in the credit agreement relating to our New Senior Secured Credit Facility and the Indentures.

	(unaudited)
(in thousands)	Three Months Ended March 29, 2008	Twelve Months Ended March 29, 2008
Net loss	$(24,162)	$(95,497)
Interest expense, net	44,600	102,073
Income tax benefit	(11,055)	(51,216)
Depreciation and amortization	24,777	63,430
Loss on early extinguishment of debt	—	14,539
Non-cash items(a)	5,311	19,544
Non-recurring items(b)	8,841	46,878
Other adjustment items, before cost savings(c)	465	85,390
Other adjustment items—cost savings applicable for twelve month period only(d)	N/A	61,399

Adjusted EBITDA	$48,777	$246,540

(a)
Non-cash items are comprised of the following:

	(unaudited)
(in thousands)	Three Months Ended March 29, 2008	Twelve Months Ended March 29, 2008
Stock compensation expense	$611	$1,768
Loss on disposition of assets	—	125
Purchase accounting adjustments(1)	4,700	17,651

Total non-cash items	$5,311	$19,544

  (1)
  Represents $4.7 million of expense related to the write-up to fair market value of acquired inventory in connection with the DJO Merger for the three months ended March 29, 2008. Includes $9.4 million, $0.6 million, $1.5 million, $0.1 million, $0.5 million and $2.6 million of expense related to the write-up to fair market value of acquired inventory in connection with the DJO Merger; the IOMED, Saunders, Performance Modalities, Inc. ("PMI") and Cefar acquisitions; and the Prior Transaction, respectively, for the twelve months ended March 29, 2008. Also included is $3.0 million of expense related to the write-off of in-process research and development costs in connection with the DJO Merger for the twelve months ended March 29, 2008.

(b)
Non-recurring items are comprised of the following:

	(unaudited)
(in thousands)	Three Months Ended March 29, 2008	Twelve Months Ended March 29, 2008
Employee severance and relocation(1)	$1,060	$17,290
Restructuring expense(2)	7,781	16,591
Reserve estimate change(3)	—	12,997

Total non-recurring items	$8,841	$46,878

  (1)
  Included severance payments to former ReAble executives in the amount of $0.8 million and $0.1 million related to other severance-related items and employee relocation for the three months ended March 29, 2008. Also included was $0.2 million of employee severance incurred in connection with other recent acquisitions in the three months ended March 29, 2008. For the twelve months ended March 29, 2008, included severance payments to former ReAble executives in the amount of $14.1 million and $0.8 million related to other severance related items and employee relocation for the twelve months ended March 29, 2008. Also included was $0.7 million, $1.3 million and $0.4 million of employee severance incurred in connection with the DJO Merger, the IOMED acquisition and other recent acquisitions, respectively.

  (2)
  Restructuring expense included $5.2 million, $1.2 million and $0.4 million of integration costs incurred in connection with the DJO Merger, the IOMED acquisition and other recent acquisitions, respectively, for the three months ended March 29, 2008. Also included was $1.0 million of integration costs related to the Prior Transaction for the three months ended March 29, 2008. Restructuring expense included $5.6 million, $1.7 million, $2.8 million and $4.4 million of integration costs incurred in connection with the DJO Merger, the IOMED acquisition, the Saunders acquisition and other recent acquisitions, respectively, for the twelve months ended March 29, 2008. Also included was $2.1 million of integration costs related to the Prior Transaction for the twelve months ended March 29, 2008.

  (3)
  Included $9.8 million related to additional allowances for doubtful accounts receivable acquired in connection with the DJO Merger due to anticipated integration related collection issues, $1.1 million related to a change in estimate for inventory obsolescence of inventory acquired in connection with the DJO Merger and $2.1 million related to additional allowance for doubtful accounts due to a change in a reserve estimate of the collectibility of account receivable of Empi as a result of the DJO Merger for the twelve months ended March 29, 2008.

(c)
Other adjustment items, before cost savings, are comprised of the following:

	(unaudited)
(in thousands)	Three Months Ended March 29, 2008	Twelve Months Ended March 29, 2008
Transaction expenses(1)	$1,812	$10,191
Minority interest	200	538
Pre-acquisition Adjusted EBITDA(2)	—	76,825
Other(3)	(1,547)	(2,136)
Discontinued operations	—	(28)

Total other adjustment items, before cost savings	$465	$85,390

  (1)
  Included $1.8 million of Blackstone monitoring fees during the three months ended March 29, 2008. Included $4.8 million of transaction costs incurred in connection with the DJO Merger, $4.0 million of monitoring fees, $0.9 million related to the Prior Transaction and $0.5 million related to other merger and acquisition activities for the twelve months ended March 29, 2008.

  (2)
  Represents pre-acquisition Adjusted EBITDA of (i) $75.5 million from April 1, 2007 to November 19, 2007 for the DJO Merger, (ii) $0.2 million from April 1, 2007 to August 9, 2007 for the IOMED acquisition, and (iii) $1.1 million from April 1, 2007 to July 2, 2007 for the Saunders acquisition.

  (3)
  Included foreign currency transaction gains/losses.

(d)
Included projected cost savings of (i) $50.6 million related to headcount reductions, facilities consolidation and production efficiencies in connection with the DJO Merger, (ii) $4.6 million related to headcount reductions and production efficiencies in connection with the IOMED and Saunders acquisitions, (iii) $2.0 million related to facility and general administrative consolidation in relation to a 2006 acquisition, and (iv) $4.2 million principally from vertical integration and procurement savings related to purchases of certain product components.

        Our covenant requirements and pro forma ratios as of March 29, 2008 are as follows:

	Covenant Requirements	Actual Ratios
Senior Secured Credit Facility(1)
Consolidated net senior debt to Adjusted EBITDA	*	4.11:1
10.875% Notes and 11.75% Notes
Minimum ratio of Adjusted EBITDA to fixed charges required to incur additional debt pursuant to ratio provision	2.00:1	1.52:1

*
No covenant requirement as of March 29, 2008. This covenant requirement will begin for the twelve months ended June 28, 2008.

(1)
Beginning with the twelve months ending June 28, 2008, the New Senior Secured Credit Facility requires us to maintain a consolidated net senior debt to Adjusted EBITDA ratio starting at a maximum of 5.10:1 and stepping down over time to 3.25:1 by the end of 2011. Consolidated senior debt is defined as aggregate consolidated secured indebtedness of DJO Holdings LLC, DJOFL and the restricted subsidiaries less the aggregate amount of all cash and cash equivalents, free and clear of all liens, subject to certain exceptions.

        Under the Indentures governing our notes and our existing senior subordinated notes, our ability to incur additional debt, subject to specified exceptions, is tied to improving our Adjusted EBITDA to fixed charges ratio or having a ratio of at least 2.00:1 on a pro forma basis after giving effect to such incurrence. Additionally, our ability to make certain restricted payments is also tied to having an Adjusted EBITDA to fixed charge ratio of at least 2.00:1 on a pro forma basis. Our ratio of Adjusted EBITDA to fixed charges for the twelve months ended March 29, 2008, measured on that date, would have been 1.52:1. Notwithstanding these limitations, the aggregate amount of term loan increases and revolving commitment increases shall not exceed the greater of (i) $150.0 million and (ii) the additional aggregate amount of secured indebtedness which would be permitted to be incurred as of any date of determination (assuming for this purpose that the full amount of any revolving credit increase had been utilized as of such date) such that, after giving pro forma effect to such incurrence (and any other transactions consummated on such date), the senior secured leverage ratio for the immediately preceding test period would not be greater than 4.0 to 1.0. Fixed charges is defined in the Indentures as consolidated interest expense plus all cash dividends or other distributions paid on any series of preferred stock of any restricted subsidiary and all dividends or other distributions accrued on any series of disqualified stock.

Contractual Obligations, Commercial Commitments, and Leases

        The following table summarizes our contractual obligations associated with our long-term debt, lease obligations and purchase obligations as of December 31, 2007 (in thousands):

	Payment due by period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt obligations	$1,832,222	$13,922	$18,860	$18,168	$1,781,272
Interest payments(a)	1,053,357	165,154	329,065	325,060	234,078
Capital lease obligations	585	287	296	2	—
Operating lease obligations	74,004	10,205	16,925	12,227	34,647
Purchase obligations	127,619	38,020	26,599	14,000	49,000

Total	$3,087,787	$227,588	$391,745	$369,457	$2,098,997

(a)
$775.0 million principal amount of long-term debt is subject to fixed interest rates and $1,065.0 million of principal amount of long-term debt is subject to a floating interest rate. The interest payments in the above table for the floating rate debt were based primarily on an assumed 7.83% interest rate which is the effective interest rate for the term loans under the New Senior Secured Credit Facility at December 31, 2007. Also included is the effect on interest expense related to our interest rate swap for a notional amount of $515.0 million at a fixed LIBOR rate of 7.205% expiring in 2009.

        As of December 31, 2007, we had entered into purchase commitments for inventory, capital acquisitions and other services totaling approximately $127.6 million in the ordinary course of business. The purchase obligations shown above include $9.5 million committed in each of 2008 and 2009 to purchase certain supplies from a Minnesota corporation related to our electrotherapy products. In addition, we are obligated to purchase $7.3 million in 2008 and $3.1 million in 2009 from Medireha, which is 50% owned by us, under a distribution agreement granting us exclusive rights to the distribution of products that Medireha manufactures through 2009, the expiration date of our agreement. In addition, under the amended transaction and monitoring fee agreement entered into in connection with the DJO Merger, DJO has an obligation to pay a $7.0 million annual monitoring fee to BMP through 2019. See "Certain Relationships and Related Transactions and Director Independence" for more a more detailed description of the amended agreement.

        The amounts presented in the table above may not necessarily reflect our actual future cash funding requirement because the actual timing of future payments made may vary from the stated contractual obligation. In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2007, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $3.4 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 12 to our audited consolidated financial statements for a discussion on income taxes.

Critical Accounting Policies and Estimates

        Our management's discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to reserves for contractual allowances, doubtful accounts, rebates, product returns and rental credits, goodwill and intangible assets, deferred tax assets and liabilities, and inventory. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent that actual events differ from our estimates and assumptions, there could be a material impact on our financial statements.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements and this discussion and analysis of our financial condition and results of operations:

Reserves for Contractual Allowances, Doubtful Accounts, Rebates, Product Returns and Rental Credits

        We have established reserves to account for contractual allowances, doubtful accounts, rebates, product returns and rental credits. Significant management judgment must be used and estimates must be made in connection with establishing these reserves.

        We maintain provisions for estimated contractual allowances for reimbursement amounts from our third party payor customers based on negotiated contracts and historical experience for non-contracted payors. We report these allowances as reductions in our gross revenue. We estimate the amount of the reduction based on historical experience and invoices generated in the period, and we consider the impact of new contract terms or modifications of existing arrangements with our customers. We have contracts with certain third party payors for our third party reimbursement billings, which call for specified reductions in reimbursement of billed amounts based upon contractual reimbursement rates. For the first three months of 2008, we reserved for and reduced gross revenues from third party payors by 34% for estimated allowances related to these contractual reductions. For 2007 and 2006, we reserved for and reduced gross revenues from third party payors by 30% in each year, for estimated allowances related to these contractual reductions. Our reserve levels during 2007 were impacted by charges recorded in anticipation of integration related collection issues related to accounts receivable acquired in connection with the DJO Merger.

        Our reserve for doubtful accounts is based upon estimated losses from customers who are billed directly and the portion of third party reimbursement billings that ultimately become the financial responsibility of the end user patients. Direct-billed customers represented approximately 72% of our net revenues for the three month period ended March 29, 2008 and approximately 65% of our net accounts receivable at March 29, 2008. We experienced write-offs of less than 1% of related net revenues for the three month period ended March 29, 2008. Direct-billed customers represented approximately 65% of our net revenues for the year ended December 31, 2007 and approximately 62% of our net accounts receivable at December 31, 2007. We have historically experienced write-offs of less than 3% of related net revenues and, for 2007, such write-offs were less than 2%. Our third party reimbursement customers including insurance companies, managed care companies and certain governmental payors, such as Medicare, include all of our OfficeCare customers, most of our Empi customers, and certain other customers of our Domestic Rehabilitation Segment. Our third party payor customers represented approximately 28% of our net revenues for the three month period ended March 29, 2008 and approximately 35% of our net accounts receivable at March 29, 2008. For the three months ended March 29, 2008, we estimate bad debt expense to be approximately 5% of gross revenues from these third-party reimbursement customers. Our third party payor customers represented approximately 35% of our net revenues for the year ended December 31, 2007 and 38% of our net accounts receivable at December 31, 2006. For 2007, we estimate bad debt expense to be approximately 7% of gross revenues from these third party reimbursement customers. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments or if third-party payors were to deny claims for late filings, incomplete information or other reasons, additional provisions may be required. Additions to this reserve are reflected as selling, general and administrative expense.

        Our reserve for rebates accounts for incentives that we offer to certain of our distributors. These rebates generally are attributable to sales volume, sales growth and to reimburse the distributor for certain discounts. We record estimated reductions to revenue for customer rebate programs based upon historical experience and estimated revenue levels.

        Our reserve for product returns accounts for estimated customer returns of our products after purchase. These returns are mainly attributable to a third party payor's refusal to provide reimbursement for the product or the inability of the product to adequately address the patient's condition. We provide for this reserve by reducing gross revenue based on our historical rate of returns.

        Our reserve for rental credit recognizes a timing difference between billing for a sale and processing a rental credit associated with some of our rehabilitation devices. Many insurance providers require patients to rent our rehabilitation devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing for a sale and processing the rental credit. Our rental credit reserve estimates unprocessed rental credits based on the number of devices converted to purchase. The reserve is calculated by first assessing the number of our products being rented during the relevant period and our historical conversion rate of rentals to sales, and then reducing our revenue by the applicable amount. We provide for these reserves by reducing our gross revenue. The cost to refurbish rented products is expensed as incurred as part of cost of sales.

Inventory Reserves

        We provide reserves for estimated excess and obsolete inventories equal to the difference between the costs of inventories on hand plus future purchase commitments and the estimated market value based upon assumptions about future demand. If future demand is less favorable than currently projected by management, additional inventory write-downs may be required. We also provide reserves for newer product inventories, as appropriate, based on any minimum purchase commitments and our level of sales of the new products.

        We consign a portion of our inventory to allow our products to be immediately dispensed to patients. This requires a large amount of inventory to be on hand for the products we sell through consignment arrangements. It also increases the sensitivity of these products to obsolescence reserve estimates. As this inventory is not in our possession, we maintain additional reserves for estimated shrinkage of these inventories based on the results of periodic inventory counts and historical trends.

Goodwill and Intangible Assets

        In accordance with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill. In lieu of amortization, we are required to perform an annual review for impairment. Goodwill is considered to be impaired if we determine that the carrying value of the segment or reporting unit exceeds its fair value. At September 29, 2007, our goodwill was evaluated for impairment and we determined that no impairment existed at that date.

        At September 29, 2007, other intangibles were evaluated for impairment as required by SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." The determination of the fair value of certain acquired assets and liabilities is subjective in nature and often involves the use of significant estimates and assumptions. Determining the fair values and useful lives of intangible assets requires the exercise of judgment. Upon initially recording certain of our other intangible assets, we used independent valuation firms to assist us in determining the appropriate values for these assets. Subsequently, we have used the same methodology and updated our assumptions. While there are a number of different generally accepted valuation methods to estimate the value of intangible assets acquired, we primarily used the undiscounted cash flows expected to result from the use of these assets. This method requires significant management judgment to forecast the future operating results used in the analysis. In addition, other significant estimates are required such as residual growth rate and discount factors. The estimates we have used are consistent with the plans and estimates that we use to manage our business and are based on available historical information and industry averages.

Deferred Tax Asset Valuation Allowance

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amount and the tax bases of assets, liabilities and net operating loss carry forwards. We establish valuation allowances when the recovery of a deferred tax asset is not likely based on historical income, projected future income, the expected timing of the reversals of temporary differences and the implementation of tax-planning strategies.

        Our gross deferred tax asset balance was approximately $151.7 million at March 29, 2008 and primarily related to reserves for accounts receivable and inventory, accrued expenses, and net operating loss carryforwards (see Note 10 to our unaudited condensed consolidated financial statements). As of March 29, 2008, we maintained a valuation allowance of $16.6 million due to uncertainties related to our ability to realize certain net operating loss carryforwards acquired in connection with recent acquisitions and the Prior Transaction.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to certain market risks as part of our ongoing business operations, primarily risks from changing interest rates and foreign currency exchange rates that could impact our financial condition, results of operations, and cash flows.

Interest Rate Risk

        Our primary exposure is to changing interest rates. We have historically managed our interest rate risk by balancing the amounts of our fixed and variable debt. For our fixed rate debt, interest rate changes may affect the market value of the debt, but do not impact our earnings or cash flow. Conversely, for our variable rate debt, interest rate changes generally do not affect the fair market value of the debt, but do impact future earnings and cash flow, assuming other factors are held constant. We are exposed to interest rate risk as a result of our borrowings under our New Senior Secured Credit Facility, which bear interest at floating rates based on a eurodollar rate ("LIBOR") or the prime rate of Credit Suisse. As of March 29, 2008, we had $1,065.0 million of borrowings under our

New Senior Secured Credit Facility. On November 20, 2007, we entered into a new interest rate swap agreement related to the New Senior Secured Credit Facility for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% amortizing through an expiration date of 2009. A hypothetical 1% increase in variable interest rates for the remaining portion of the New Senior Secured Credit Facility not covered by the swap would have impacted our earnings and cash flow, for the three months ended March 29, 2008, by approximately $1.3 million. All of our other debt of approximately $775.0 million was fixed rate debt at March 29, 2008. We may use additional derivative financial instruments where appropriate to manage our interest rate risk. However, as a matter of policy, we do not enter into derivative or other financial investments for trading or speculative purposes.

Foreign Currency Risk

        Due to the global reach of our business, we are exposed to market risk from changes in foreign currency exchange rates, particularly with respect to the U.S. dollar compared to the Euro and the Mexican Peso. Our wholly owned foreign subsidiaries are consolidated into our financial results and are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange volatility. To date, we have not used international currency derivatives to hedge against our investment in our European subsidiaries or their operating results, which are converted into U.S. Dollars at period-end and average rates, respectively. However, as we continue to expand our business through acquisitions and organic growth, the sales of our products that are denominated in foreign currencies has increased as well as the costs associated with our foreign subsidiaries which operate in currencies other than the U.S. dollar. Accordingly, our future results could be materially impacted by changes in these or other factors. During the first three months of 2008, our average monthly sales denominated in foreign currencies was approximately $18.6 million, of which $14.9 million was derived from Euro denominated sales. In addition, our exposure to fluctuations in foreign currencies arises because certain of our subsidiaries enter into purchase or sale transactions using a currency other than its functional currency. Our Mexico-based manufacturing operations incur costs that are largely denominated in Mexican Pesos. Accordingly, our future results could be materially impacted by changes in foreign exchange rates or other factors. Occasionally, we seek to reduce the potential impact of currency fluctuations on our business through hedging transactions. As of March 29, 2008, we had outstanding hedges in the form of forward contracts to purchase Mexican Pesos aggregating a U.S. dollar equivalent of $16.6 million.

BUSINESS

        We are a leading global provider of high-quality, orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We are the largest non-surgical orthopedic rehabilitation device company in the United States and among the largest globally, as measured by revenues. Many of our products have leading market positions. We believe that our strong brand names, comprehensive range of products, focus on quality, innovation and customer service, extensive distribution network, and our strong relationships with orthopedic and physical therapy professionals have contributed to our leading market positions. We believe that we are one of only a few orthopedic device companies that offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        Our current business activities are the result of a combination of two companies with broad orthopedic product offerings in the United States and foreign countries. One of those companies, ReAble Therapeutics, Inc. ("ReAble"), was a leading manufacturer and distributor of electrotherapy products for pain therapy and rehabilitation, a broad range of clinical devices for the treatment of patients in physical therapy clinics, and a broad range of knee, hip and shoulder implant products. In 2006, ReAble was acquired by an affiliate of Blackstone Capital Partners V L.P. ("Blackstone"). The other company, DJO Opco Holdings, Inc. ("DJO Opco"), formerly named DJO Incorporated, was a leading manufacturer and distributor of orthopedic rehabilitation products, including rigid knee bracing, orthopedic soft goods, cold therapy systems, vascular systems and bone growth stimulation devices. On November 20, 2007, ReAble acquired DJO Opco through a merger transaction (the "DJO Merger"). ReAble then changed its name to DJO Incorporated ("DJO") and continues to be owned primarily by affiliates of Blackstone.

        Historical financial results include results of ReAble and its subsidiaries before and after its acquisition by Blackstone and include the results of DJO Opco since the date of the DJO Merger. Pro forma financial information (unaudited) includes the combined results of operations of DJO Opco and ReAble as though the companies had been combined as of the beginning of the period presented. Pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented.

The DJO Merger

        On November 20, 2007, a subsidiary of ReAble was merged into DJO Opco, with DJO Opco continuing as the surviving corporation. As a result of the DJO Merger, DJO Opco became a subsidiary of ReAble Therapeutics Finance LLC, the entity filing this prospectus, which was itself a subsidiary of ReAble. The former stockholders of DJO Opco were paid $50.25 for each share of DJO Opco common stock held on the date of the DJO Merger, constituting a total purchase price for the equity of DJO Opco of approximately $1.3 billion. The financing for the DJO Merger involved payment to the DJO Opco stockholders, refinancing of DJO Opco and ReAble senior debt, debt issue costs, and transaction costs and expenses, all of which amounted to a total of approximately $2.0 billion. The source of this financing was a combination of equity contributed by Blackstone of $434.6 million, a new ReAble Therapeutics Finance LLC senior secured credit facility (the "New Senior Secured Credit

Facility") of approximately $1.1 billion, and a total of $575.0 million principal amount of new 10.875% senior notes (the "notes") co-issued by ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation (the "Issuers"). A total of $200.0 million principal amount of 11.75% senior subordinated notes (the "existing senior subordinated notes") co-issued by the Issuers remained outstanding. Following the DJO Merger, ReAble was renamed DJO Incorporated, ReAble Therapeutics Finance LLC was renamed DJO Finance LLC ("DJOFL") and ReAble Therapeutics Finance Corporation was renamed DJO Finance Corporation ("Finco").

The Prior Transaction

        On November 3, 2006, Blackstone acquired all of the outstanding shares of capital stock of ReAble in a merger transaction (the "Prior Transaction"). The total purchase price for the Prior Transaction was approximately $529.2 million and consisted of $482.5 million paid to former holders of shares of common stock, $7.2 million related to the fair value of management rollover options that continued to remain as outstanding options to purchase ReAble common stock after the Prior Transaction (the "Prior Transaction Management Rollover Options"), and $39.5 million in direct acquisition costs. The Prior Transaction was financed through a combination of equity contributed by Blackstone, cash on hand of ReAble, borrowings under our previous senior secured credit facility and proceeds from the existing senior subordinated notes. Upon the closing of the Prior Transaction, shares of ReAble's common stock ceased to be traded on the NASDAQ Global Market.

Operating Segments

        Following the DJO Merger, we provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. Our reportable segments are managed separately because each segment requires different sales and marketing strategies and in some cases offers different products (see Note 11 to our audited consolidated financial statements). We currently develop, manufacture and distribute our products through the following three operating segments:

Domestic Rehabilitation

        We market our domestic rehabilitation products through the three divisions described below.

        DonJoy, ProCare and Aircast.    Our DonJoy, ProCare and Aircast division was acquired with the DJO Merger and offers products in the following categories:

  •
  rigid knee bracing, which includes functional bracing for prevention and rehabilitation of ligament injuries, load shifting braces to relieve osteoarthritis pain and post-operative braces for protecting surgical repair;

  •
  orthopedic soft goods, which include products that offer immobilization and support from head to toe;

  •
  cold therapy products, which assist in the reduction of swelling and pain; and

  •
  vascular systems, which include products intended to prevent deep vein thrombosis following surgery.

        This division also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

        Empi.    Our Empi division offers products in the following categories:

  •
  home electrotherapy, which includes transcutaneous electrical nerve stimulation ("TENS") for pain management and neuromuscular electrical nerve stimulation ("NMES") devices for rehabilitation;

  •
  bone growth stimulation products acquired with the DJO Merger, which promote the healing of bone tissue through combined magnetic field ("CMF") technology;

  •
  iontophoresis, which includes devices and accessories to deliver medication transdermally; and

  •
  home traction, which includes cervical and lumbar traction devices designed to provide decompression to the spine.

        This division also includes our Rehab Med + Equip ("RME") and EmpiCare business. RME sells a wide range of proprietary and third party rehabilitation products to physical therapists and chiropractors through a printed catalog and through an on-line e-commerce site. Through our EmpiCare business, we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

        Chattanooga.    Our Chattanooga Group offers products in the clinical rehabilitation market in the following categories:

  •
  clinical electrotherapy devices (such as TENS, NMES, laser, ultrasound and light therapy);

  •
  clinical traction devices; and

  •
  other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

International Rehabilitation

        Our International Rehabilitation Segment, which generates most of its revenues in Europe, is divided into three main businesses:

  •
  the international sales of our DonJoy, ProCare and Aircast products, including rigid knee bracing products, orthopedic soft goods, cold therapy products and vascular systems;

  •
  our Ormed business, which provides bracing, CPM, electrotherapy and other products primarily in Germany; and

  •
  our Cefar-Compex business, which provides electrotherapy products for medical and consumer markets and other physical therapy and rehabilitation products primarily in Europe.

Surgical Implant

        Our Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market.

Recent Acquisitions

        In recent years, our growth has been driven both by the introduction of products facilitated by our research and development efforts and by selected acquisitions of businesses or products primarily related to our Domestic Rehabilitation and International Rehabilitation Segments. In addition to the DJO Merger, which more than doubled our size and product range, we completed the following acquisitions in the last two years.

        On August 9, 2007, a subsidiary of DJOFL acquired IOMED, Inc. ("IOMED"), which develops, manufactures and markets active drug delivery systems used primarily to treat acute local inflammation in the physical and occupational therapy and sports medicine markets. The purchase price of $23.3 million consisted of $21.1 million in cash payments to former IOMED equity holders at $2.75 per share, $0.8 million related to the fair value of vested stock options that were outstanding at the time of the acquisition, and $1.4 million in direct acquisition costs. The acquisition was primarily financed with borrowings under our then existing revolving credit facility.

        On July 2, 2007, a subsidiary of DJOFL completed its purchase of substantially all of the assets of The Saunders Group, Inc. ("Saunders") for total cash consideration of $40.9 million, including $0.9 million of acquisition costs. Saunders is a supplier of rehabilitation products to physical therapists, chiropractors, athletes, athletic trainers, physicians and patients, with a specialty in patented traction devices, back supports, and equipment for neck and back disorders.

        On November 7, 2006, a subsidiary of DJOFL acquired Cefar AB ("Cefar"), a provider of electrotherapy and rehabilitation devices in Europe used for chronic pain, for women's health (labor pain, incontinence, dysmenorrhea), electroacupuncture, and other rehabilitation activities. We have integrated the operations of Cefar with those of Compex SA, the European subsidiary of Compex Technologies, Inc. ("Compex"). Our strategy for the merged company is to develop both the professional/medical and consumer markets for electrostimulation across Europe and internationally, while continuing to sell products under both the Cefar and Compex brands. The purchase price for Cefar of $27.1 million was comprised of $16.3 million in cash, issuance of 573,134 shares of our common stock valued at $9.5 million, and approximately $1.3 million in acquisition costs. In addition, we also assumed Cefar's existing debt of approximately $3.8 million.

        On February 24, 2006, we completed the acquisition of Compex. Compex manufactured and sold a broad line of TENS and NMES products used for pain management, rehabilitation, fitness and sports performance enhancement in clinical, home healthcare, sports and occupational medicine settings. We paid a total purchase price of approximately $102.9 million, comprised of approximately 7.3 million shares of our common stock valued at approximately $90.0 million in exchange for all of the outstanding common stock of Compex, options to purchase approximately 900,000 shares of our common stock valued at $9.3 million in exchange for all of the outstanding options to purchase common stock of Compex, and $3.6 million in acquisition costs.

Industry Background

Market Opportunities

        We participate globally in the rehabilitation, pain management, bone growth stimulation and reconstruction segments of the orthopedic device market. In the United States, we estimate these segments accounted for approximately $6.7 billion of total industry sales in 2006. We believe that several factors are driving growth in the orthopedic products industry, including the following:

  •
  Favorable demographics.  An aging population is driving growth in the orthopedic products market. Many conditions that result in rehabilitation, physical therapy or orthopedic surgery are more likely to affect people in middle age or later in life. According to a 2007 United States Census Bureau—International Data Base projection, the aging baby boomer generation will result in the percentage of the North American population aged 65 and over to grow from 12.0% in 2008 to 16.0% in 2020 and to 20.0% by 2030. In Western Europe, the population aged 65 and over is expected to grow from 17.0% in 2008 to 20.0% in 2020 and to 24.0% by 2030. In addition, according to a 2007 United States Census Bureau—International Data Base projection, the average life expectancy in North America increased from 77.9 years in 2005 to 78.3 years in 2008 and is expected to grow to 81.3 years by 2030. In Western Europe, the average life expectancy increased from 79.2 years in 2005 to 79.7 years in 2008 and is expected to grow to 82.0 years by 2030. As life expectancy increases, we believe people will remain active longer, causing the number of injuries requiring orthopedic rehabilitation, bone growth stimulation and reconstructive implants to increase.

  •
  Shift toward non-surgical rehabilitation devices and at-home physical therapy.  We believe the growing awareness and clinical acceptance by healthcare professionals of the benefits of non-surgical, non-pharmaceutical treatment and rehabilitation products, combined with the increasing interest by patients in rehabilitation solutions that minimize risk and recuperation time and provide greater convenience, will continue to drive demand for these products. For example, TENS and NMES devices are increasingly being recognized as effective solutions for pain management and rehabilitation therapy, respectively. In addition, we believe that orthopedic surgeons are increasingly utilizing braces that assist in rehabilitation and bone growth stimulation devices that enable in-home treatment as viable alternatives to surgery. Many of our orthopedic rehabilitation products are designed for at-home use, which we believe should allow us to benefit from the market shift toward these treatment alternatives.

  •
  Lower cost alternatives appeal to third party payors.  With the cost of healthcare rising in the United States and internationally, third party payors are seeking more cost-effective therapies without reducing quality of care. For example, third party payors seek to reduce clinic visits and accommodate patients' preference for therapies that can be conveniently administered at home. We believe that many of our orthopedic rehabilitation products offer cost-effective alternatives to surgery, pharmaceutical and other traditional forms of physical therapy and pain management.

  •
  Increased need for rehabilitation due to increased orthopedic surgical volume.  The combination of increased prevalence of degenerative joint disease (such as osteoarthritis), an increased number of sports-related injuries, an aging population and improvements in orthopedic surgical technique (such as arthroscopy) has contributed to an increase in the number of orthopedic surgeries. We believe that orthopedic surgical volume will continue to increase, which should result in an increase in the need for our products.

Competitive Strengths

        We believe that we have a number of competitive strengths that will enable us to further enhance our position in the orthopedic rehabilitation device market:

  •
  Leading market positions.  We derived nearly one-half of our net sales in 2007 from products for which we estimate we have leading market positions, including soft goods, ankle braces, walking braces, rigid knee braces, clinical electrotherapy, TENS, NMES, iontophoresis, cold therapy, home and clinical traction and CPM devices. We believe our orthopedic and physical therapy rehabilitation products marketed under the DonJoy, Aircast, ProCare, Chattanooga Group, Empi, Cefar, Compex and Ormed brands have a reputation for quality, durability and reliability among healthcare professionals. We believe the strength of our brands and our focus on customer service have allowed us to establish market leading positions in the highly fragmented and growing orthopedic rehabilitation market.

  •
  Comprehensive range of orthopedic products.  We offer a diverse range of orthopedic devices, including orthopedic rehabilitation, pain management and physical therapy products, bone growth stimulation and surgical reconstructive implant products, to orthopedic specialists and patients for hospital, clinical and at-home therapies. Our broad product offering meets many of the needs of orthopedic professionals and patients and enables us to leverage our brand loyalty with our customer and distributor base. Our products are available across various stages of the orthopedic patient's continuum of care.

  •
  Extensive and diverse distribution network.  We use multiple channels to distribute our products to our customers. We use over 13,000 dealers and distributors and a direct sales force of over 500 employed sales representatives and approximately 900 independent sales representatives to supply our products to physical therapy clinics, orthopedic surgeons and practices, orthotic and prosthetic centers, hospitals, surgery centers, athletic trainers, chiropractors, other healthcare professionals and retail outlets. We believe that our distribution network provides us with a significant competitive advantage in selling our existing products and in introducing new products.

  •
  Strong relationships with managed care organizations and rehabilitation healthcare providers.  Our leading market positions in many of our orthopedic rehabilitation product lines and the breadth of our product offerings have enabled us to secure important preferred provider and managed care contracts. We have developed a third party billing system. Our database includes approximately 9,000 different insurance companies and other payors, including over 1,000 active payor contracts. Our proprietary third party billing system is designed to reduce our reimbursement cycles, improve relationships with managed care organizations and physicians and track patients to improve quality of care and create subsequent selling opportunities. Further, our OfficeCare and EmpiCare businesses maintain inventory at over 1,300 healthcare facilities, primarily orthopedic practices, which further strengthens our relationships with these healthcare providers.

  •
  National contracts with group purchasing organizations.  Following the DJO Merger, we enjoy strong relationships with a meaningful number of group purchasing organizations ("GPOs") due to our significant scale. We believe that our broad range of products is well suited to the goals of these buying groups. Under these national contracts, we provide favorable pricing to the buying group and are designated a preferred purchasing source for the members of the buying group for specified products. As DJO Opco made acquisitions and expanded its product range, it has been able to add incremental products to its national contracts. During 2007, DJO Opco signed or renewed six significant national contracts, and also added products from its recent acquisitions to a number of these national contracts. Following the DJO Merger, we believe we will be able to add additional products to these contracts.

  •
  Low cost, high quality manufacturing capabilities.  Our principal manufacturing facility is located in Tijuana, Mexico and has been recognized for operational excellence. Our low cost manufacturing principles drive manufacturing efficiencies by employing lean manufacturing, Six Sigma concepts and continuous improvement processes. Following the DJO Merger, we plan to move additional portions of our manufacturing to Mexico and expect to achieve savings from lower labor costs and implementation of more efficient processes. Further, we intend to extend lean manufacturing concepts to our manufacturing facilities in Clear Lake, South Dakota and Chattanooga, Tennessee.

  •
  Ability to generate significant cash flow.  Historically, our strong competitive position, brand awareness and high quality products and service as well as our low cost manufacturing have allowed us to generate attractive operating margins. These operating margins, together with limited capital expenditures and modest working capital requirements, significantly benefit our ability to generate free cash flow.

  •
  Experienced management team.  The members of our management team have an average of over 24 years of relevant experience. This team has successfully integrated a number of acquisitions in the last several years.

Our Strategy

        Our strategy is to increase our leading position in key products and markets, increase revenues and profitability and enhance cash flow. Our key initiatives to implement this strategy include the following:

  •
  Increase our leading market positions.  We believe we are the market leader in many of the markets in which we compete. We intend to continue to increase our market share by leveraging the cross-selling and other opportunities created by the DJO Merger and by implementing the initiatives described below. The DJO Merger will allow us to offer customers a more comprehensive range of products to better meet their evolving needs. We believe our size, scale, brand recognition, comprehensive and integrated product offerings and leading market positions will enable us to capitalize on the growth in the orthopedic product industry.

  •
  Increase sales force productivity.  We believe that our complementary distribution channels following the DJO Merger will provide an opportunity to increase the productivity of our sales force. Our sales representatives will generally have a targeted customer base with a broader product offering for those customers. We plan to encourage cross-selling and increase the productivity of the entire sales force by focusing our sales organization and implementing a sales compensation plan to incentivize our sales representatives to sell a broader range of our products. For example, as a result of the DJO Merger, we will combine our strong relationships with orthopedic surgeons and our strong relationships with physical therapists. In addition, we intend to market DJO Opco's bone growth stimulation products through Empi's extensive distribution network.

  •
  Maximize existing and secure additional national accounts.  We plan to capitalize on the growing practice in healthcare in which hospitals and other large healthcare providers seek to consolidate their purchasing activities to national buying groups. Contracts with these national accounts represent a significant opportunity for revenue growth. We believe that our existing relationships with national buying groups and our broad range of products position us well not only to pursue additional national contracts, but also to expand the scope of our existing contracts.

  •
  Continue to develop and launch new products and product enhancements.  We have a history of developing and introducing innovative products into the marketplace, and we expect to continue future product launches by leveraging our internal research and development platforms. We believe our ability to develop new technology and to advance existing technology to create new products will position us to further diversify our revenues and to expand our target markets by providing viable alternatives to surgery or medication. We believe that product innovation through effective and focused research and development, as well as our relationships with a number of widely recognized orthopedic surgeons and professionals who assist us in product research, development and marketing, will provide a significant competitive advantage. During 2007, we launched 38 new products, which generated over $34.1 million in revenues and on a pro forma basis 51 new products, which generated $38.2 million in revenues.

  •
  Expand international sales.  In recent years, DJO Opco successfully established direct distribution capabilities in several major international markets. We believe that sales to European and other markets outside the United States continue to represent a significant growth opportunity, and we intend to continue to expand our direct and independent distribution capabilities in attractive foreign markets. The recent DJO Merger and several of the acquisitions we made in 2006 have substantially increased our international revenues and operating infrastructure and have provided us with opportunities to expand our international product offerings. For the year ended December 31, 2007, we generated approximately 27.0% of our net sales from customers outside the United States as compared to 23.9% for the year ended December 31, 2006. On a pro forma basis, we generated international sales of approximately 25.0% for the year ended December 31, 2007.

  •
  Maximize cost savings opportunities.  We expect the DJO Merger to create significant opportunities to reduce manufacturing and other operating costs. We expect to achieve cost savings by leveraging our low-cost manufacturing capabilities, rationalizing our combined manufacturing and distribution footprints, increasing procurement savings and eliminating duplicative overhead functions. We also intend to eliminate overlapping operating expenses and expect to reduce expenses through improved leveraging of our benefits of scale created by the DJO Merger.

Our Products

        Our products are used by orthopedic specialists, spine surgeons, primary care physicians, other specialist physicians, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients to prevent injuries and for at-home physical therapy treatment.

Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment generated net sales of $321.4 million and $242.7 million for the years ended December 31, 2007 and 2006 (combined basis), respectively. When we refer to combined basis in this prospectus, we refer to the mathematical computation of adding the Predecessor results with those of the Successor for comparative purposes. This combination does not comply with generally accepted accounting principles but is presented because we believe it provides the most meaningful comparison of our results. On a pro forma basis, our Domestic Rehabilitation Segment accounted for approximately $649.1 million and $574.3 million of our net sales for the years ended December 31, 2007 and 2006 (combined basis), respectively.

        The following table summarizes many of our Domestic Rehabilitation Segment product categories:

Product Category	Description
Home Electrotherapy Devices	Transcutaneous electrical nerve stimulation (TENS) Neuromuscular electrical nerve stimulation (NMES) Interferential electrical nerve stimulation
Clinical Electrotherapy	TENS NMES Ultrasound Laser Light therapy
Patient Care	Nutritional supplements Patient safety devices Pressure care products Vascular systems products Continuous passive motion devices

Rigid Bracing and Soft Goods	Soft goods Lower extremity fracture boots Dynamic splinting Ligament braces Post-operative braces Osteoarthritic braces Ankle bracing Shoulder, elbow and wrist braces Back braces Neck braces
Hot, Cold and Compression Therapy	Dry heat therapy Hot/cold therapy Paraffin wax therapy Moist heat therapy Cold therapy Compression therapy
Physical Therapy Tables and Traction Products	Treatment tables Traction Cervical traction Lumbar traction
Iontophoresis	Needle-free transdermal drug delivery
Regeneration	Non-union fracture bone growth stimulation devices Spine bone growth stimulation devices

International Rehabilitation Segment

        Our International Rehabilitation Segment generated net sales of $104.1 million and $60.5 million for the years ended December 31, 2007 and 2006 (combined basis), respectively. On a pro forma basis, our International Rehabilitation Segment generated net sales of approximately $212.7 million and $168.1 million for the years ended December 31, 2007 and 2006 (combined basis), respectively. The product categories for our International Rehabilitation Segment are similar to the product categories for our Domestic Rehabilitation Segment but certain products are tailored to international market requirements and preferences. In addition, our International Rehabilitation Segment sells a number of product categories, none of which are individually significant, that we do not sell domestically.

Surgical Implant Segment

        Our Surgical Implant Segment generated net sales of approximately $66.6 million and $59.1 million for the years ended December 31, 2007 and 2006 (combined basis), respectively. These net sales amounts do not change on a pro forma basis because DJO Opco did not conduct any operations in the Surgical Implant Segment.

        The following table summarizes our Surgical Implant Segment product categories:

Product Categories	Description
Knee implant	Primary total joint replacement Revision total joint replacement Unicondylar joint replacement
Hip implants	Primary replacement stems Acetabular cup system Revision joint replacement
Shoulder implants	Primary total joint replacement Fracture repair system Revision total joint replacement (including reverse shoulder)

Research and Development

        Our research and development programs focus on the development of new products, as well as the enhancement of existing products with the latest technology and updated designs. We seek to develop new technologies to improve durability, performance and usability of existing products, and to develop our manufacturing process to improve product performance and reduce manufacturing costs. In addition to our own research and development, we receive new product and invention ideas from orthopedic surgeons and other healthcare professionals. We also seek to obtain rights to ideas we consider promising from a clinical and commercial perspective through entering into either assignment or licensing agreements.

        We conduct research and development programs at our facilities in Austin, Texas; Chattanooga, Tennessee; St. Paul, Minnesota; Clear Lake, South Dakota; Vista, California; Anglet, France and Ecublens, Switzerland. We invested approximately $18.0 million in 2007 (excluding approximately $3.0 million of acquired in-process research and development ("IPR&D"), $13.8 million in 2006 (on a combined basis and excluding approximately $29.1 million of acquired IPR&D), and $9.6 million in 2005 into research and development activities. On a pro forma basis, we invested approximately $26.0 million into research and development activities for the year ended December 31, 2007. As of March 29, 2008, we had approximately 150 employees in our research and development departments.

Marketing and Sales

        We distribute our products through several sales and distribution channels that allow us to sell our products to a variety of treatment settings across new and complementary distribution networks.

Domestic Rehabilitation Segment

        We market and sell our Domestic Rehabilitation Segment products in several different ways. The DonJoy sales channel is responsible for selling rigid knee braces, cold therapy products, and certain soft goods. Certain DonJoy sales representatives also sell our Regeneration products. The DonJoy channel consists of approximately 410 independent commissioned sales representatives who are employed by approximately 45 independent sales agents. The DonJoy channel is primarily dedicated to the sale of our products to orthopedic surgeons, podiatrists, orthopedic and prosthetic centers, hospitals, surgery centers, physical therapists, athletic trainers and other healthcare professionals. Because the DonJoy product lines generally require customer education in the application and use of the product, our sales representatives are technical specialists who receive extensive training both from us and the agent and use their expertise to help fit the patient with the product and assist the orthopedic professional in choosing the appropriate product to meet the patient's needs. After a sales representative receives a product order, we generally ship and bill the product directly to the orthopedic professional, paying a sales commission to the agent. For certain custom rigid braces and other products, we sell directly to the patient and bill a third party payor, if applicable, on behalf of the patient. We enjoy long-standing relationships with most of our agents and sales representatives. Under the arrangements with the agents, each agent is granted an exclusive geographic territory for sales of our products and is not permitted to market products, or represent competitors who sell or distribute products, that compete with our existing products. The agents receive a commission, which varies based on the type of product being sold. If an agent fails to achieve specified sales quotas, we have the right to terminate our relationship with the agent. We have recently converted the Northern California and Pacific Northwest region to a direct sales model for products in the DonJoy channel and for ProCare/Aircast and regeneration products.

        The ProCare/Aircast channel consists of approximately 100 direct and independent sales representatives that manage over 380 distributors focused on primary and acute care facilities. Six vascular systems specialists are also included in this channel. Products in this channel consist primarily of our soft goods, vascular systems and other products, which are generally sold in non-exclusive territories to third party distributors as well as through our direct sales force. Our distributors include large, national third party distributors such as Owens & Minor Inc., McKesson/HBOC, Allegiance Healthcare and Physician Sales and Service Inc., regional medical and surgical distributors, outpatient surgery centers and medical products buying groups that consist of a number of health care providers who make purchases through the buying group. These distributors and our direct sales force generally sell our products to large hospital chains, primary care networks and orthopedic physicians for use by the patients. In addition, we sell our products through GPOs that are a preferred purchasing source for members of a buying group. Unlike our DonJoy products, our ProCare/Aircast products generally do not require significant customer education for their use. Our vascular systems pumps and related equipment are typically consigned to hospitals, and the hospitals then purchase the cuffs that are applied to each patient.

        Our OfficeCare and EmpiCare businesses provide stock and bill arrangements for physician practices. Through OfficeCare and EmpiCare, we maintain an inventory of soft goods at over 1,300 orthopedic practices and other healthcare facilities for immediate distribution to patients. We then bill the patient or, if applicable, a third party payor. For certain facilities, we provide on-site technical representatives. The OfficeCare channel is managed by our DonJoy sales force. EmpiCare manages its locations through a combination of direct and indirect representatives.

        Through our Empi channel, we market our prescription home therapy products primarily to physicians and physical therapy clinics, which include hospital physical therapy departments, sports medicine clinics and pain management centers, through our sales force of over 230 direct and independent sales representatives. In connection with these product lines, we currently have more than 830 managed care contracts. Our electrotherapy and orthotics products are generally prescribed to patients by a physician such as an orthopedic surgeon. The physician will typically direct the patient to a physical therapy clinic to meet with a trained physical therapist who provides the patient with the prescribed product from our consigned inventory at the clinic. This sales process is facilitated by our relationships with third party payors, such as managed care organizations, who ultimately pay us for the products prescribed to patients. For these reasons, we view physical therapists, physicians and third party payors as key decision makers in product selection and patient referral. Our home therapy products generally are eligible for third party reimbursement by government payors, such as Medicare and Medicaid, and private payors. In addition, we have an outbound telemarketing sales force of 42 representatives, who sell reimbursed electrotherapy supplies and other products directly to our patients. Our non-union fracture bone growth stimulator devices (OL1000) are sold primarily by approximately 155 employed and independent sales representatives specially trained to sell the product. The spine bone growth stimulator device (SpinaLogic) is sold by a few of our direct sales representatives and a network of independent spine products distributors. Most of our bone growth stimulator products are sold directly to the patient and a third party payor is billed, if applicable, on behalf of the patient.

        Through our Chattanooga Group, we sell our clinical rehabilitation product lines to physical therapy clinics, primarily through a worldwide network of approximately 4,700 independent distributors, which are managed by our internal sales managers, and through catalogue sales. These distributors sell our clinical rehabilitation products to a variety of healthcare professionals, including physical therapists, athletic trainers, chiropractors, and sports medicine physicians. Except for distributors outside of the United States, we do not maintain formal distribution contracts for our clinical rehabilitation products. These distributors purchase products from us at discounts off our published list price. We maintain an internal marketing and sales support program to support our distributor network. This program comprises a group of individuals who provide distributor and end-user training, develop promotional materials, and attend over 36 trade shows each year. Our Chattanooga channel also includes 17 dedicated business-to-business sales representatives and catalog sales.

        No particular customer or distributor accounted for 10% or more of product sales for the year ended December 31, 2007 or the three months ended March 29, 2008. Medicare and Medicaid together accounted for approximately 7.4% of our 2007 net sales. In the United States, in connection with these product lines, we currently have more than 80 preferred provider arrangements with third party payors included in the over 830 managed care contracts discussed above.

International Rehabilitation Segment

        We sell our rehabilitation products internationally through a network of wholly-owned subsidiaries and independent distributors. In Europe, we use sales forces aggregating approximately 240 direct and independent salespersons and a network of independent distributors who call on healthcare professionals, as well as consumer retail stores, such as sporting equipment providers, and pharmacies, to sell our products. We intend to continue to expand our direct and indirect distribution capabilities in attractive foreign markets.

Surgical Implant Segment

        We currently market and sell the products of our Surgical Implant Segment in the United States to hospitals and orthopedic surgeons through a network of over 160 independent commissioned sales representatives who are employed by approximately 50 sales agents. Generally, our independent sales representatives sell a range of reconstructive joint products, including our products. We usually enter into agreements with sales agents for a term of one to five years. Agents are typically paid a sales commission and are eligible for bonuses if sales exceed certain preset objectives. Our independent sales representatives work for these agents. We assign our sales agents to an exclusive sales territory. Substantially all of our sales agents agree not to sell competitive products. Typically we can only terminate our agreements with sales agents prior to the expiration of the agreements for cause, which includes failure to meet specified periodic sales targets. We provide our sales agents with product inventories on consignment for their use in marketing our products and filling customer orders. Outside the United States, our surgical implant products are sold through independent distributors, principally in Japan and select countries in Europe.

        To a significant extent, sales of our surgical implant products depend on the preference of orthopedic surgeons. We have developed and maintain close contractual relationships with orthopedic surgeons who assist us in developing our products. These orthopedic surgeons may give demonstrations using our products, speak about our products at medical seminars, train other orthopedic surgeons in the use of our products, and provide us with feedback on the acceptance of our products. We have also established relationships with surgeons who perform various consulting services for us, including conducting clinical studies on various products, establishing protocols for use of the products and participating at various symposia. Surgeons who assist us in developing our products are generally compensated with a royalty payment. Consulting surgeons are paid consulting fees for their services.

Manufacturing

        We use both in-house manufacturing capabilities and relationships with third party vendors to supply our products. Generally, we use third party vendors because they have special manufacturing capabilities or because we believe it is appropriate based on certain factors, including our in-house capacity, lead time control and cost control. Although we have certain sole source supply agreements, we believe alternate vendors are available, and we believe that adequate capacity exists at our current vendors to meet our anticipated needs.

        Our manufacturing facilities are generally certified by the International Organization for Standardization ("ISO") and generally comply with FDA current Good Manufacturing Practice ("cGMP") and Quality System Regulations ("QSR") requirements, which provide standards for safe and consistent manufacturing of medical devices and appropriate documentation of the manufacturing and distribution process. Many of our products carry the European Community Medical Device Directive "CE" certification mark.

Domestic Rehabilitation Segment

        Our manufacturing facility in Tijuana, Mexico is our principal manufacturing facility. In the future we plan to move additional manufacturing to our Mexico facility. Our Mexico facility has achieved ISO 9001 and ISO 13485 certification. These certifications are internationally recognized quality standards for manufacturing and assist us in marketing our products in certain foreign markets. Our Vista, California facility has achieved ISO 9001 certification, EN46001 certification and certification to the Canadian Medical Device Regulation (ISO 13485) and the European Medical Device Directive. Products manufactured at the Vista, California facility include our custom rigid knee bracing products, the pump portion of our vascular systems products and our regeneration products. Within both our Vista and Tijuana facilities, we operate vertically integrated manufacturing and cleanroom packaging operations and many subassemblies and components can be produced in-house. These include metal stamped parts, injection molding components and fabric-strapping materials. We also have extensive in-house tool and die fabrication capabilities, which typically provide savings in the development of tools and molds as well as flexibility to respond to and capitalize on market opportunities as they are identified.

        We make Chattanooga division products, including electrotherapy devices, patient care products and physical therapy and chiropractic treatment tables and CPM devices, in our manufacturing facilities located in Chattanooga, Tennessee. These facilities use various manufacturing processes, including metal fabrication, coating, electronic assembly, mechanical assembly, woodworking and sewing. Our Chattanooga, Tennessee facility has achieved ISO 13485 certification.

        Our home electrotherapy devices sold in the United States and certain components and related accessories are manufactured at our Clear Lake, South Dakota facility. Manufacturing activities at the Clear Lake facility include electronic and mechanical assembly, electrode fabrication and assembly and fabric sewing processes. Our electrotherapy products comprise a variety of components, including die cast metal parts, injection molded plastic parts, printed circuit boards, electronic components, lead wires, electrodes and other components. Parts for these components are purchased from outside suppliers and are, in some instances, manufactured on a custom basis. Our Clear Lake facility has achieved the ISO 13485:2003 certification. Our home electrotherapy devices which are sold outside the United States are primarily manufactured by outside third party vendors.

        Many of the component parts and raw materials we use in our manufacturing and assembly operations are available from more than one supplier and are generally available on the open market. We source some of our finished products from manufacturers in China as well as other third party manufacturers. We also currently purchase certain CPM devices from a single supply source, Medireha, which is 50% owned by us. Our distribution agreement with Medireha grants us exclusive rights to the distribution of products that Medireha manufactures. The distribution agreement, which expires on August 14, 2009, also requires that we purchase a certain amount of product annually and that we seek Medireha's approval if we choose to manufacture or distribute products that are identical or similar, or otherwise compete with the products that are the subject of the distribution agreement.

International Rehabilitation Segment

        Many of the products for our International Rehabilitation Segment are manufactured in the same facilities as our Domestic Rehabilitation Segment. We operate a manufacturing facility in Tunisia that provides bracing products for the French and other European markets. In addition, our Ormed and Cefar-Compex businesses source most of the products they sell from third party suppliers. Cefar-Compex currently utilizes a single vendor for many of its home electrotherapy devices.

Surgical Implant Segment

        In our Surgical Implant Segment, we manufacture our products in our Austin, Texas facility. This manufacturing facility includes computer controlled machine tools, belting, polishing, cleaning, packaging and quality control. We initially obtained ISO qualification and CE certification for this facility in 1996 and updated our ISO qualification to the ISO 13485:2003 standard in 2005. The primary raw materials used in the manufacture of our surgical implant products are cobalt chromium alloy, stainless steel alloys, titanium alloy and ultra high molecular weight polyethylene. All Surgical Implant Segment products go through in-house quality control, cleaning and packaging operations.

Intellectual Property

        We own or have licensing rights to U.S. and foreign patents covering a wide range of our products and have filed applications for additional patents. We have numerous trademarks registered in the United States, a number of which are also registered in countries around the world. We also assert ownership of numerous unregistered trademarks, some of which have been submitted for registration in the United States and foreign countries. In the future, we will continue to apply for such additional patents and trademarks as we deem appropriate. However, we cannot guarantee whether our existing or future patents, if any, will afford adequate protection, whether any existing patent applications will result in issued patents, or whether our patents will be circumvented, invalidated or declared unenforceable.

        Additionally, we seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information, through a variety of methods; including having our vendors, employees and consultants sign invention assignment agreements, proprietary information agreements and confidentiality agreements and having our independent sales agents and distributors sign confidentiality agreements. However, these methods may not provide us with adequate protection. Because many of our products are regulated, proprietary information created during our development of a new or improved product may have to be disclosed to the FDA or another U.S. or foreign regulatory agency in order for us to have the lawful right to market such product. Our proprietary information may also become known to, or be independently developed by, our competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations.

        We have distribution rights for certain products that are manufactured by others and hold both exclusive and nonexclusive licenses under third party patents and trade secrets that cover some of our existing products and products under development. However, if any of the distribution agreements were terminated or if we lost any of these licenses, we would not be able to manufacture or sell the related products, which could have an adverse effect on our future business, financial condition and results of operations.

        The validity of any of the patents or other intellectual property owned by or licensed to us may not be upheld if challenged by others in litigation. Due to these and other risks described in this prospectus, we do not rely solely on our patents and other intellectual property to maintain our competitive position. We believe that the development and marketing of new products and improvement of existing ones is, and will continue to be, more important to our competitive position than relying solely on existing products and intellectual property.

Competition

        The orthopedic devices market is highly competitive and fragmented. Some of our competitors, either alone or in conjunction with their respective parent corporate groups, have greater research and development, sales, marketing and manufacturing capabilities than we do, and thus may have a competitive advantage over us. Although we believe that the design and quality of our products compare favorably with those of our competitors, if we are unable to offer products with the latest technological advances at competitive prices, our ability to compete successfully could be materially and adversely affected.

        Given our sales history, our history of product development and the experience of our management team, we believe we are capable of effectively competing in the orthopedic devices market in the future. Further, we believe the comprehensive range of products we offer enables us to reach a diverse customer base and to use multiple distribution channels in an attempt to increase our growth across the orthopedic devices market. In addition, we believe the acquisition of the various companies and product lines which primarily now comprise our Domestic Rehabilitation Segment continues to improve the name recognition of our company and our products.

        Among other things, our ability to compete is affected by our ability to:

  •
  develop new products and innovative technologies;

  •
  obtain regulatory clearance and compliance for our products;

  •
  manufacture and sell our products cost-effectively;

  •
  meet all relevant quality standards for our products and their markets;

  •
  respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements;

  •
  protect the proprietary technology of our products and manufacturing processes;

  •
  market our products;

  •
  attract and retain skilled employees and sales representatives; and

  •
  maintain and establish distribution relationships.

Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment competes with large, diversified corporations and companies that are part of corporate groups that have significantly greater financial, marketing and other resources than we do, as well as numerous smaller niche companies. The primary competitors of Empi and Chattanooga are Dynatronics Corporation, Mettler Electronics Corporation, Richmar Corporation, Patterson Medical, Enraf-Nonius, Gymna-Uniphy, Acorn Engineering, International Rehabilitation Sciences, Inc. (d/b/a RS Medical) and Care Rehab. The physical therapy products market is highly competitive and fragmented. Our competitors in the CPM devices market include several multi-product companies with significant market share and numerous smaller niche competitors. Competition in these markets is based primarily on the quality and technical features of products, product pricing and contractual arrangements with third party payors and national accounts.

        Our primary competitors in the rigid knee bracing market include companies such as Össur hf., Orthofix International, N.V., Bledsoe Brace Systems and Townsend Industries Inc. In the soft goods products market, our competitors include Biomet, Inc., DeRoyal Industries, Össur hf. and Zimmer Holdings, Inc. In the cold therapy products market, our competitors include Orthofix and Stryker Corporation. Our primary competitor in the dynamic splinting market is Dynasplint Systems, Inc. Several competitors have initiated stock and bill programs similar to our OfficeCare and EmpiCare programs, and there are numerous regional stock and bill competitors. Competition in the rigid knee brace market is primarily based on product technology, quality and reputation, relationships with customers, service and price. Competition in the soft goods and pain management markets is less dependent on innovation and technology and is primarily based on product range, quality, service and price.

        Our competitors for regeneration products are large, diversified orthopedic companies. In the nonunion bone growth stimulation market, our competitors include Orthofix International, N.V., Biomet, Inc. and Smith & Nephew, and in the spinal fusion market, we compete with Biomet, Inc. and Orthofix International, N.V. Competition in bone growth stimulation devices is limited as higher regulatory thresholds provide a barrier to market entry.

International Rehabilitation Segment

        Competition for our International Rehabilitation products arises from many of the companies and types of companies that compete with our Domestic Rehabilitation segment and from foreign manufacturers whose costs may be lower due to their ability to manufacture products within their respective countries. Competition is based primarily on quality, innovative design and technical capability, breadth of product line, availability of and qualification for reimbursement, and price.

Surgical Implant Segment

        The market for orthopedic products similar to those produced by our Surgical Implant Segment is dominated by a number of large companies, including Biomet, Inc., DePuy, Inc. (a Johnson & Johnson company), Smith & Nephew plc, Stryker Corporation and Zimmer Holdings, Inc., which are much larger and have significantly greater financial resources than we do. Our Surgical Implant Segment also faces competition from U.S.-based companies similar in size to ours, such as Wright Medical Group, Inc. and Exactech, Inc. Competition in the market in which our Surgical Implant Segment participates is based primarily on price, quality, innovative design and technical capability, breadth of product line, scale of operations and distribution capabilities. Our current and future competitors may have greater resources, more widely accepted and innovative products, less-invasive therapies, greater technical capabilities, and stronger name recognition than we do.

Government Regulation

FDA and Similar Foreign Government Regulations

        Our products are subject to rigorous government agency regulation in the United States and in other countries. In the United States, the FDA regulates the development, testing, labeling, manufacturing, storage, recordkeeping, premarket clearance or approval, promotion, distribution and marketing of medical devices to ensure that medical products distributed in the United States are safe and effective for their intended uses. The FDA also regulates the export of medical devices manufactured in the United States to international markets. Our medical devices are subject to such FDA regulation.

        Under the Food, Drug and Cosmetic Act, as amended, medical devices are classified into one of three classes depending on the degree of risk to patients using the device. Class I devices are those for which safety and effectiveness can be assured by adherence to General Controls, which include compliance with FDA QSRs, facility and device registrations and listings, reporting of adverse medical events, and appropriate truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices also require pre-market review and clearance by the FDA through the Pre-market Notification 510(k) process described below. Class II devices are subject to General Controls, as well as pre-market demonstration of adherence to certain performance standards or other special controls as specified by the FDA. Pre-market review and clearance by the FDA is accomplished through the Pre-market Notification 510(k) procedure. In the 510(k) procedure, the manufacturer submits certain required information to the FDA in order to establish that the device is "substantially equivalent" to a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted or to another similar commercially available device subsequently cleared through the 510(k) process. Upon establishment of such substantial equivalence, the FDA may grant clearance to commercially market the device. By regulation, the FDA is required to respond to a 510(k) pre-market notification within 90 days of submission, but the process can take significantly longer. It generally takes three to six months from the date of submission to obtain clearance of a 510(k) Pre-market Notification submission, but the process could take longer. If the FDA determines that the device, or its intended use, is not "substantially equivalent," the FDA will automatically place the device into Class III.

        A Class III device is a product that has a new intended use or is based on technology that is not substantially equivalent to a use or technology with respect to a legally marketed device for which the safety and effectiveness of the device cannot be assured solely by the General Controls, performance standards and special controls applied to Class I and II devices. These devices generally require clinical trials involving human subjects to assess their safety and effectiveness. These clinical trials are subject to regulation by the FDA, and if federal funds are involved or if an investigator or site has signed a federal assurance, by the National Institutes of Health and by the Office for Human Research Protections. A Pre-Market Approval ("PMA") from the FDA is required before the manufacturer of a Class III product can proceed in marketing the product. The PMA process is much more extensive than the 510(k) process. In order to obtain a PMA, Class III devices, or a particular intended use of any such device, must generally undergo clinical trials pursuant to an application submitted by the manufacturer for an Investigational Device Exemption ("IDE"). An IDE allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data required to support a PMA application or a 510(k) submission to the FDA. Only a small percentage of 510(k) submissions require clinical data to support the application. Investigational use is also required to evaluate clinically certain modifications or new intended uses of legally marketed devices. By statute and regulation, the FDA has 180 days to review a PMA that is accepted for filing, but the process generally takes significantly longer and can take up to several years. In approving a PMA application, the FDA may require additional clinical data and may also require some form of post-market surveillance whereby the manufacturer follows certain patient groups for a number of years, making periodic reports to the FDA on the clinical status of those patients.

        Our products include both pre-amendment and post-amendment Class I, II and III medical devices. All our currently marketed devices are either exempt from the FDA clearance and approval process (based on our interpretation of those regulations) or we have obtained the requisite clearances or approvals (including all modifications, amendments and changes), or pre-market clearances or approvals, as appropriate, required under federal medical device law. The FDA may disagree with our conclusion that clearances or approvals were not required for specific products and may require clearances or approval for such products. In these circumstances, we may be required to cease distribution of the modified product, the devices may be subject to seizure by the FDA or to a voluntary or mandatory recall, and we also could be subject to significant fines and penalties.

        Our manufacturing processes are also required to comply with cGMP and QSR requirements that cover the methods and documentation of the design, testing, production processes, control, quality assurance, labeling, packaging and shipping of our products. Furthermore, our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA and other agencies. Failure to comply with applicable QSR or other U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA to grant future pre-market clearances or PMA approvals, withdrawals or suspensions of current clearances or approvals, and criminal prosecution. We are also required to report to the FDA if our products cause or contribute to death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur; the FDA or other agencies may require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious unanticipated health or safety concerns.

        Even if regulatory approval or clearance of a medical device is granted, the FDA may impose limitations or restrictions on the use and indications for which the device may be labeled or promoted. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. FDA regulations prohibit a manufacturer from promotion for an unapproved or off-label use.

        The FDA has broad regulatory and enforcement powers. If the FDA determines we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions, from warning letters, fines, injunctions, consent decrees, and civil penalties, to suspension or delayed issuance of applications, seizure or recall of our products, total or partial shutdowns, withdrawals of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair or replace or refund the costs of devices we manufactured or distributed.

        We must obtain export certificates from the FDA before we can export certain of our products. We are also subject to extensive regulations that are similar to those of the FDA in many of the foreign countries in which we sell our products, including those in Europe, our largest foreign market. These include product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the twenty-seven member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain countries other than in Europe require our products to be qualified before they can be marketed in those countries.

        We have also implemented policies and procedures allowing us to position ourselves for the changing international regulatory environment. Our Surgical Implant Segment has received an ISO 13485:2003 certification for its facilities and an EC Certificate for its many products. Receiving ISO 13485:2003 certification assists us in meeting international regulatory requirements to allow for export of products to Japan, countries in Europe, Australia and Canada. Our Surgical Implant Segment has also met the requisites for the Canadian Medical Device Requirements. Our Domestic Rehabilitation Segment has received ISO 9001 certification, EN46001 certification and certification to the Canadian Medical Device Regulation (ISO 13485) and the European Medical Device Directive.

Third Party Reimbursement

        Our home therapy products, rigid knee braces, regeneration products, and certain of our soft goods are generally prescribed by physicians and are eligible for third party reimbursement by government payors, such as Medicare and Medicaid, and private payors. Customer selection of our products depends, in part, on whether third party payment amounts will be adequate. We believe that third party payors will continue to focus on measures to contain or reduce their costs through managed care and other methods. Medicare policies are important to our business because private payors often model their policies after the Medicare program's coverage and reimbursement policies.

        Healthcare reform legislation in the Medicare area has focused on containing healthcare spending in recent years. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Modernization Act"). Among other things, this legislation provides for revisions to payment methodologies and other standards for durable medical equipment and orthotic devices under the Medicare program. First, the reimbursable amounts for orthotic devices were frozen through the end of 2006 and such amounts for most durable medical equipment are frozen through the end of 2008, with annual inflation adjustments thereafter in each case. Second, the Medicare Modernization Act mandated a new competitive bidding program for durable medical equipment, orthotics, prosthetics, and supplies. In April 2007, the Centers for Medicare & Medicaid Services ("CMS"), the agency responsible for administering the Medicare program, issued final regulations in connection with the competitive bidding program. Under competitive bidding, Medicare will no longer reimburse for certain products and services based on the Medicare fee schedule amount in designated competitive bidding areas. Instead, CMS will provide reimbursement for these items and services based on a competitive bidding process. Only those suppliers selected through the competitive bidding process within each designated region will be eligible to have their products reimbursed by Medicare. Bidding has been conducted for the first phase of competitive bidding in ten metropolitan statistical areas for ten product categories, and bid prices are scheduled to go into effect July 2, 2008. In 2009, the program will be expanded to an additional 70 metropolitan statistical areas and will cover eight of the 10 first round product categories. None of our product categories are included in competitive bidding at the present time. The competitive bidding process may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services within a given geographic area. In addition, CMS may use payment information from regions subject to competitive bidding to reduce Medicare reimbursement in regions not subject to competitive bidding. CMS also has proposed revising the way Medicare sets payment amounts for all new durable medical equipment, orthotics, prosthetics, and supplies, under which reimbursement could be based in part or in whole on functional assessments, price comparisons, and medical benefits assessments, although that methodology has not yet been finalized.

        In addition, as mandated by the Medicare Modernization Act, in August 2006, CMS issued quality standards for suppliers, which are being applied by independent accreditation organizations. Suppliers must be accredited as meeting supplier standards as a condition of participation in competitive bidding, but all Medicare suppliers eventually must be accredited to participate in Medicare, with different deadlines based on when the supplier applies for enrollment. Those portions of our business that act as Medicare suppliers have been accredited. Moreover, the Medicare Modernization Act requires that new clinical conditions for payment of durable medical equipment be established. CMS issued a proposed rule to implement this provision in August 2004, but the agency to date only has finalized such standards for power mobility devices. Some of our products could be impacted by this requirement in the future. At this time, we cannot predict what clinical conditions will be adopted, the timing of such adoption, or the impact that the new quality standards or any new clinical conditions that are adopted may have on our business.

        In 2005, CMS published a rule finalizing its "inherent reasonableness" authority, which allows adjustments to payment amounts by up to 15% per year for certain products and services covered by Medicare when the existing payment amount is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used by CMS and its contractors to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine a realistic and equitable payment amount. CMS or a Medicare contractor may make a larger adjustment each year if it undertakes prescribed procedures. The regulation provides that a payment amount will not be considered grossly excessive or grossly deficient if an overall payment adjustment of less than 15% would be necessary to produce a realistic and equitable payment amount. The Medicare Modernization Act, however, precludes the use of inherent reasonableness authority for payment amounts established under the competitive bidding process. CMS or a Medicare contractor could invoke its inherent reasonableness authority to reduce reimbursement levels for certain of our products, which could have a material adverse effect on our results of operations. Similarly, reduction in payment or loss of coverage under Medicare could result in similar action by private payors and have a material adverse effect on our operations.

        Our international sales also depend in part upon the eligibility of our products for reimbursement through third party payors, the amount of reimbursement and the allocation of payments between the patient and third party payors. Reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third party reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. For example, in Germany, our largest foreign market, new regulations generally require adult patients to pay a portion of the cost of each medical technical device prescribed. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to pay for our products. Any developments in our foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have an adverse effect on our ability to sell our products.

Fraud and Abuse

        We are subject to various federal and state laws and regulations pertaining to healthcare fraud and abuse. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE (the health care program for active duty military, retirees and their families managed by the Department of Defense). We have no reason to believe that our operations are not in material compliance with such laws. However, because these laws and regulations are broad in scope and may change, we may be required to alter one or more of our practices to be in compliance with these laws. In addition, the occurrence of one or more violations of these laws or regulations, the challenge of our operations by a governmental authority under these laws or regulations or a change in the laws or regulations may have a material adverse effect on our financial condition and results of operations.

  Anti-Kickback and Fraud Laws

        Our operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including such items as gifts, discounts, waiver of payments, and providing anything at less than its fair market value. The U.S. Department of Health and Human Services ("HHS") has issued regulations, commonly known as safe harbors that set forth certain conditions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. The penalties for violating the Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs.

        Recently, certain manufacturers of implant products entered into monetary settlement agreements and deferred prosecution agreements with the U.S. Department of Justice ("DOJ") based upon allegations that, among other things, they entered into consulting agreements with physicians as improper inducements to those physicians to use the manufacturers' products in violation of federal anti-kickback laws. We believe that remuneration paid to surgeons with which we have agreements represents fair market value for legitimate designing, consulting and advisory services rendered on our behalf.

        Our OfficeCare and EmpiCare programs are stock and bill arrangements through which we make products and services available in the offices of physicians or other providers. In conjunction with the OfficeCare program, we may pay participating physicians a fee for rental space and support services provided by such physicians to us. In a February 2000 Special Fraud Alert, the Office of Inspector General ("OIG") indicated that it may scrutinize stock and bill programs involving excessive rental payments or rental space for possible violation of the Anti-Kickback Statute, but noted that legitimate arrangements, including fair market value rental arrangements, will not be considered violations of the statute. We believe that we have structured our OfficeCare and EmpiCare programs to comply with the Anti-Kickback Statute.

        The Health Insurance Portability and Accountability Act of 1995 ("HIPAA") created two new federal crimes effective as of August 21, 1996, relating to healthcare fraud and false statements regarding healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA applies to any healthcare benefit plan, not just Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the DOJ and provided enhanced resources to support the activities and responsibilities of the HHS, OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information, as described below in greater detail under "Federal Privacy and Transaction Law and Regulations."

  Physician Self-Referral Laws

        We may also be subject to federal and state physician self-referral laws. Federal physician self-referral legislation, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member of the physician or a physician organization in which the physician participates has any financial relationship with the entity. Durable medical equipment and orthotics are included as designated health services. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per referral and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

  False Claims Laws

        Under multiple state and federal statutes, submissions of claims for payment that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, commonly known as whistleblowers, may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. A number of manufacturers have entered settlements, following allegations that they "aided and abetted" in the submission of false claims, related to pricing, off-label promotion, and other issues. Under the Deficit Reduction Act of 2006, additional requirements related to the establishment and dissemination of written policies regarding the False Claims Act were placed on certain providers of Medicare services.

Governmental Audits

        Because we participate in governmental programs as a supplier of medical devices, our operations are subject to periodic surveys and audits by governmental entities or contractors to assure compliance with Medicare and Medicaid standards and requirements. To maintain our billing privileges, we are required to comply with certain supplier standards, including licensure and documentation requirements for our claims submissions. From time to time in the ordinary course of business, we, like other healthcare companies, are audited by, or receive claims documentation requests from, governmental entities, which may identify certain deficiencies based on our alleged failure to comply with applicable supplier standards or other requirements. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have historically been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. We review and assess such audits or reports and attempt to take appropriate corrective action. We are also subject to surveys of our facilities for compliance with the supplier standards. The failure to effect corrective action to address identified deficiencies or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could adversely affect our business, results of operations or financial condition and could result in our inability to offer our products and services to patients insured by such governmental programs.

        We have not been subject to any governmental audits or claims documentation requests that have resulted in the identification of any material deficiencies with respect to our billing operations. We have been subject to periodic audits of our compliance with federal requirements for our facilities and related quality and manufacturing processes. In January 2007, we received a warning letter from the FDA to the effect that they believed that certain discrete processes related to our Surgical Implant Segment did not conform with cGMP. During 2007, we worked with the FDA to resolve all outstanding issues they had identified in the past as a result of their audits regarding QSR and cGMP compliance. During the first quarter of 2008, the FDA officially concluded their investigation and all areas of concern were resolved satisfactorily. Also, in the first quarter of 2008, we received an FDA Form 483 "Inspectional Observations" in connection with an FDA audit of the Chattanooga division of our Domestic Rehabilitation segment, stating that we failed to report certain customer complaints claiming that our muscle stimulator devices malfunctioned, and that we did not adequately implement corrective and preventive action to prevent recurrence of potential product failures relating to our muscle stimulator devices. We believe we have corrected these issues and are implementing a recall of certain devices. We do not believe that these observations, or any resulting recall, will have a material adverse effect on our financial condition or results of operations. However, we cannot assure you that the FDA will not take further action in the future.

Federal Privacy and Transaction Law and Regulations

        HIPAA impacts the transmission, maintenance, use and disclosure of certain individually identifiable health information (referred to as "protected health information" or "PHI"). Certain components of HIPAA, referred to as the "administrative simplification" provisions, were designed to improve the efficiency and effectiveness of the health care system. Since HIPAA was enacted in 1996, numerous implementing regulations have been issued, including, but not limited to: (1) standards for the privacy of individually identifiable health information (the "Privacy Rule"), (2) security standards (the "Security Rule"), (3) standards for electronic transactions (the "Transactions Rule"), and (4) standard unique national provider identifier ("NPI Rule"). We refer to these rules as the Administrative Simplification Rules. CMS has also issued regulations governing the enforcement of the Administrative Simplification Rules. Sanctions for violation of HIPAA and /or the Administrative Simplification Rules include criminal and civil penalties.

        HIPAA applies to "covered entities," which includes certain health care providers who conduct certain transactions electronically. As such, HIPAA and the Administrative Simplification Rules apply to certain aspects of our business.

        In brief, the Privacy Rule (1) places restrictions on the use and disclosure of PHI, (2) requires covered entities to provide individuals with certain "rights" such as the right to access or amend certain PHI, or obtain a list of non-routine disclosures, and (3) mandates that covered entities implement various administrative requirements to ensure compliance with the other aspects of the Privacy Rule. The Security Rule requires covered entities to develop and implement physical, administrative and technical safeguards to protect electronic PHI. The Privacy and Security Rules also require covered entities to contractually bind certain service providers (called "business associates") to an agreement that requires the business associate to restrict its uses and disclosures of PHI, as well as safeguard PHI. The Transactions Rule mandates the use of uniform electronic interchange formats in connection with specific health care transactions, such as payment and remittance advice. The NPI Rule requires health care providers to obtain and use a unique identifier in connection with conducting certain standard transactions.

        The effective date for all of the Administrative Simplification Rules outlined above has passed, and, as such, all of the Administrative Simplification Rules are in effect. To the extent applicable to our operations, we are currently in compliance with HIPAA and the applicable Administrative Simplification Rules.

Employees

        As of March 29, 2008, we had approximately 4,875 employees. Of these, approximately 3,100 were engaged in production and production support, 150 in research and development, approximately 1,100 in sales and support, and approximately 525 in various administrative capacities including third party billing. Of these employees, approximately 2,300 were located in the United States, approximately 1,950 were located in Mexico and approximately 625 were located in various other countries, primarily in Europe. Our workforce in the United States is not unionized; however, portions of our workforce in Europe are unionized. We have not experienced any strikes or work stoppages, and our management considers our relationship with our employees to be good.

Segment and Geographic Information

        Information about our segments and geographic areas can be found in Note 11 "Segment and Geographic Information" to our audited consolidated financial statements included in this prospectus.

Properties

        Our corporate headquarters are in Vista, California. The operations of our Domestic Rehabilitation Segment are based in Vista, California; Chattanooga, Tennessee and St. Paul, Minnesota. Our International Rehabilitation Segment's headquarters are in Guildford, England; Freiburg, Germany and Malmo, Sweden. We operate manufacturing facilities in Tijuana, Mexico; Sfax, Tunisia and Clear Lake, South Dakota and warehouse and distribution centers in Clear Lake, South Dakota; Chattanooga, Tennessee; Indianapolis, Indiana; Tijuana, Mexico; Freiburg, Germany; Malmo, Sweden, and various other cities throughout the world. The manufacturing facilities and operations for our Surgical Implant Segment are in Austin, Texas. Additional information about our material facilities is set forth in the following table:

Location	Use	Owned/ Leased	Lease Termination Date	Size in Square Feet
Vista, California	Corporate Headquarters, Domestic Rehabilitation Segment Operations, Manufacturing Facility, Research and Development	Leased	August 2021	111,639
Austin, Texas	Surgical Implant Segment Operations and Manufacturing Facility, Warehouse, Research and Development	Leased	March 2012(a)	64,600
Chattanooga, Tennessee	Domestic Rehabilitation Segment Operations, Manufacturing and Distribution Facility, Research and Development	Owned	n/a	164,542
Chattanooga, Tennessee	Manufacturing Facility	Owned	n/a	61,457
Ooltewah, Tennessee	Distribution Facility	Leased	July 2008	50,000
Clear Lake, South Dakota	Manufacturing, Distribution and Refurbishment and Repair Facility, Warehouse	Owned	n/a	54,000
St. Paul, Minnesota	Domestic Rehabilitation Segment Operations, Research and Development	Leased	October 2011(b)	93,666
Indianapolis, Indiana	Distribution Facility	Leased	October 2016	109,782
Freiburg, Germany	International Rehabilitation Segment Operations, Research and Development, Warehouse and Distribution Facility	Leased	December 2014	38,018

Malmö, Sweden	International Rehabilitation Segment Operations, Warehouse and Distribution Facility	Leased	March 2011	16,081
Mouguerre, France	Office & Distribution	Leased	October 2016	22,050
Herentals, Belgium	Warehouse	Leased	December 2013	25,800
Tijuana, Mexico	Manufacturing and Distribution Facility	Leased	September 2016	286,133
Sfax, Tunisia	Manufacturing Facility	Leased	December 2013	47,300
Sfax, Tunisia	Manufacturing Facility	Leased	December 2008	24,500
Guildford, United Kingdom	Office & Distribution	Leased	July 2016	8,234

(a)
Renewable, at our option, for two additional five-year terms.

(b)
Renewable, at our option, for one additional five-year term.

        We also lease a total of approximately 193,900 square feet of aggregate warehouse and office space in various other locations.

Legal Proceedings

        From time to time, we are plaintiffs or defendants in various litigation matters in the ordinary course of our business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.

        The manufacture and sale of orthopedic devices and related products exposes us to significant risks of product liability claims, lawsuits and product recalls. From time to time, we have been, and we are currently, the subject of a number of product liability claims and lawsuits relating to our products. We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse effects, including injuries or death. If there is a significant increase in the number or amount of product liability claims, our business could be adversely affected. Even if we are successful in defending against any product liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business.

        We currently carry product liability insurance up to a limit of $25.0 million, subject to aggregate self-insurance retention of $750,000 and a deductible of $50,000 on non-invasive and $250,000 on invasive products. Our insurance policy is subject to annual renewal. We believe our current product liability insurance coverage is adequate. As of March 29, 2008, we exceeded the coverage limits for certain historical product liability claims. The estimated exposure has been accrued for in our condensed consolidated balance sheet as of that date. Future product liability claims that could be made against us could significantly exceed the coverage limit of our policies or such insurance coverage may not continue to be available on commercially reasonable terms or at all. Additionally, we are also subject to the risk that our insurers will exclude from coverage claims made against us or the risk that insurers may become insolvent. If we do not or cannot maintain adequate product liability insurance, our business and results of operations may be adversely affected.

        On July 7, 2006, a purported class action complaint, Louis Dudas et al. v. Encore Medical Corporation et al., was filed against the former company and its directors at that time in the District Court of Travis County, Texas, 345th Judicial District ("the Texas Action"). On July 18, 2006, a second purported class action complaint, Robert Kemp et al. v. Alastair J. Clemow et al. (the "Delaware Action")

was filed by a putative stockholder of the former company in the Court of Chancery of the State of Delaware, New Castle County, against the former company and its directors at that time. Blackstone Capital Partners V L.P. and Grand Slam Holdings, LLC were also named as defendants in the Delaware Action.

        The Texas Action is in preliminary stages and we cannot presently predict the outcome of the lawsuit, although we believe it is without merit. The Delaware Action was dismissed by the plaintiffs in February 2007 with no liability accrued to the Company or the other defendants.

        The Texas Action complaint alleges that the former company's directors breached their fiduciary duties by, inter alia, agreeing to an allegedly inadequate acquisition price in connection with the Prior Transaction. The complaint seeks, among other things, to rescind any actions that have already been taken to consummate the Prior Transaction, rescissory damages, and the plaintiffs' reasonable costs and attorneys' fees and expert fees.

Pending Stockholder Litigation

        In August 2007 and September 2007, two purported shareholder class action lawsuits were filed in California Superior Court, in the County of San Diego, on behalf of DJO Opco's public stockholders, challenging DJO Opco's proposed merger with ReAble. The court ordered the two lawsuits consolidated for all purposes in September 2007.

        The two original complaints named DJO Opco, ReAble and the current members of DJO Opco's board of directors as defendants. One of the original complaints also named Blackstone as a defendant. The two substantially similar original complaints alleged, among other things, that the individual defendants breached their fiduciary duties of care, good faith and loyalty by approving the proposed merger with an allegedly inadequate price, without adequately informing themselves of DJO Opco's highest transactional value, and without adequately marketing DJO Opco to other potential buyers. The original complaints also alleged that the individual defendants and DJO Opco failed to make full and adequate disclosures in the preliminary proxy statement regarding the proposed merger. The original complaints pray for, among other things, class certification, declaratory relief, an injunction of the proposed merger or a rescission order, corrective disclosures to the proxy statement, damages, interest, attorneys' fees, expert fees and other costs; and such other relief as the court may find just and proper.

        In November 2007, the parties entered into a memorandum of understanding ("MOU"), pursuant to which the parties agreed to settle the consolidated action subject to court approval. The MOU provides for dismissal of the consolidated action with prejudice upon approval of a stipulation by the court. Pursuant to the terms of the MOU, the defendants acknowledged that the consolidated action resulted in a decision to provide additional information to DJO Opco's shareholders in the definitive proxy statement concerning the proposed merger and to modify certain terms in the merger agreement and to pay certain attorneys' fees, costs, and expenses incurred by the plaintiffs. As stated in the MOU, defendants deny all allegations of wrongdoing, fault, liability or damage to the plaintiffs and the putative class in the consolidated action and deny that they are engaged in any wrongdoing or violation of law or breach of duty. Defendants also do not make any admission that the supplemental disclosures are material. The parties have signed a settlement agreement containing these terms and have requested court approval. On April 8, 2008, the court entered an order granting preliminary approval of the settlement and scheduled a hearing for June 13, 2008 for final approval after providing notice and opportunity to be heard to the members of the class.

MANAGEMENT

        The following table sets forth information about the directors and executive officers of our parent, DJO, as of March 29, 2008. The executive officers of DJO are also executive officers of DJOFL.

Name	Age	Position
Leslie H. Cross	57	Chief Executive Officer and Director
Peter W. Baird	41	President
Vickie L. Capps	46	Executive Vice President, Chief Financial Officer and Treasurer
Donald M. Roberts	59	Executive Vice President, General Counsel and Secretary
Thomas A. Capizzi	49	Executive Vice President, Global Human Resources
Luke T. Faulstick	44	President, Global Operations
Kenneth W. Davidson*	61	Chairman of the Board of Directors
Chinh E. Chu*	41	Director
Julia Kahr*	29	Director
Sidney Braginsky	70	Director
Paul D. Chapman	49	Director
Bruce McEvoy	30	Director

*
Messrs. Davidson and Chu and Ms. Kahr also serve as managers of DJOFL.

        Leslie H. Cross—Chief Executive Officer and Director.    Mr. Cross was appointed Chief Executive Officer of DJO and DJOFL as of the effective date of the DJO Merger. Prior to the DJO Merger, Mr. Cross was the Chief Executive Officer and President and a member of the board of directors of DJO Opco since August 2001. He served as the Chief Executive Officer and a Manager of DonJoy, L.L.C., from June 1999 until November 2001, and has served as President of DJO, LLC, or its predecessor, the Bracing & Support Systems division of Smith & Nephew, Inc. since June 1995. From 1990 to 1994, Mr. Cross held the position of Senior Vice President of Marketing and Business Development of the Bracing & Support Systems division of Smith & Nephew. He was a Managing Director of two different divisions of Smith & Nephew from 1982 to 1990. Prior to that time, he worked at American Hospital Supply Corporation. Mr. Cross earned a diploma in medical technology from Sydney Technical College in Sydney, Australia and studied business at the University of Cape Town in Cape Town, South Africa.

        Peter W. Baird—President.    Mr. Baird was appointed President of DJO and DJOFL as of the effective date of the DJO Merger. On May 23, 2008, Mr. Baird tendered his resignation and will leave DJO and DJOFL to pursue other opportunities. Mr. Baird is expected to remain in his current role for a short transition period. Prior to the DJO Merger, Mr. Baird served as ReAble's Group President—Therapeutic Devices, a position he held since October 2006. Prior to joining ReAble and since January 2004, Mr. Baird was a Principal at McKinsey & Company in its Pharmaceuticals and Private Equity Practices. From September 1995 to September 1997, and from November 1999 to December 2003, Mr. Baird was an Associate at McKinsey & Company. From September 1997 to October 1999, Mr. Baird was a Principal at Brait Capital Partners, a South African private-equity investment firm. He also holds a M.A. in economics from the University of Cape Town and an M.B.A. from Stanford University. Mr. Baird is also a Chartered Financial Analyst.

        Vickie L. Capps—Executive Vice President, Chief Financial Officer and Treasurer.    Ms. Capps was appointed Executive Vice President, Chief Financial Officer and Treasurer of DJO and DJOFL as of the effective date of the DJO Merger. Ms. Capps is also responsible for managing our international business. Prior to the DJO Merger, Ms. Capps served as the Executive Vice President, Chief Financial Officer and Treasurer of DJO Opco since July 2002. From September 2001 until July 2002, Ms. Capps was employed by AirFiber, a privately held provider of broadband wireless solutions, where she served as Senior Vice President, Finance and Administration and Chief Financial Officer. From July 1999 to July 2001, Ms. Capps served as Vice President of Finance and Administration and Chief Financial Officer for Maxwell Technologies, Inc., a publicly traded technology company. From 1992 to 1999, Ms. Capps served in various positions, including Chief Financial Officer, with Wavetek Wandel Goltermann, Inc., a multinational communications equipment company. Ms. Capps also served as a senior audit and accounting professional for Ernst & Young LLP from 1982 to 1992. Ms. Capps is a California Certified Public Accountant and received a B.S. degree in business administration/accounting from San Diego State University. Ms Capps currently serves on the board of directors and is a member of the audit committee of SenoRx, Inc., a publicly traded medical device company.

        Donald M. Roberts—Executive Vice President, General Counsel and Secretary.    Mr. Roberts was appointed Executive Vice President, General Counsel and Secretary of DJO and DJOFL as of the effective date of the DJO Merger. Prior to the DJO Merger, Mr. Roberts served as Senior Vice President, General Counsel and Secretary of DJO Opco since December 2002. From 1994 to December 2002, Mr. Roberts served as Vice President, Secretary and General Counsel for Maxwell Technologies, Inc., a publicly held technology company. Previous to that, he was with the Los Angeles-based law firm of Parker, Milliken, Clark, O'Hara & Samuelian for 21 years. Mr. Roberts was a shareholder in the firm, having served as partner in a predecessor partnership. Mr. Roberts received his undergraduate degree in political science from Yale University and earned his J.D. at the University of California, Berkeley, Boalt Hall School of Law.

        Thomas A. Capizzi—Executive Vice President, Global Human Resources.    Mr. Capizzi was appointed Executive Vice President, Global Human Resources of DJO and DJOFL as of the effective date of the DJO Merger. Prior to the DJO Merger, Mr. Capizzi served as Senior Vice President, Human Resources of DJO Opco since July 2007. From 2001 to July 2007, Mr. Capizzi served as Vice President, Worldwide Human Resources & Administration for Magellan GPS a Consumer Electronics Company. Previous to that from 1999 to 2001, he was Vice President, HR, Chief Administrative Officer for PCTEL a publicly held Telecommunications and Modem Technology Company. From 1997 to 1999 he served as Corporate Vice President, Human Resources for McKesson a Medical Distribution and Pharmaceutical Solution company. Mr. Capizzi has held various other Human Resources Management positions in companies such as Charles Schwab, Genentech, PepsiCo and The Hertz Corporation. Mr. Capizzi brings well over 25 years of Human Resources experience. Mr. Capizzi received his undergraduate degree in Psychology and Philosophy from Cathedral College/St. John University and his post graduate work in Organizational Development from the New School.

        Luke T. Faulstick—President, Global Operations.    Mr. Faulstick was appointed President of Global Operations as of the effective date of the DJO Merger. Previously, Mr. Faulstick served as Chief Operating Officer of DJO Opco from March 2006 to November 2007, Senior Vice President of Operations from August 2003 to March 2006 and Vice President of Operations from August 2001 to August 2003. From 1998 to June 2001, Mr. Faulstick served as General Manager for Tyco Healthcare. From 1996 to 1998, Mr. Faulstick served as Plant Manager for Mitsubishi Consumer Electronics. In 1994, he started a contract manufacturing business that supplied products to the medical, electronic and photographic industries. Mr. Faulstick began his career in 1985 working for Eastman Kodak Company in Rochester New York where he held various positions in Engineering, Marketing, and Product Research and Development. He currently serves on the board of directors of Power Partners, Inc., a privately held power transmission manufacturer. Mr. Faulstick received a B.S. in engineering from Michigan State University and an M.S. in engineering from Rochester Institute of Technology.

        Kenneth W. Davidson—Chairman of the Board of Directors.    Mr. Davidson is DJO's Chairman of the Board. Prior to the DJO Merger, Mr. Davidson served as ReAble's Chief Executive Officer, President and as manager of DJOFL since the completion of the Prior Transaction. Prior to the Prior

Transaction, Mr. Davidson served as ReAble's Chief Executive Officer since October 2000 and as Chairman of the Board of ReAble from February 2001 to November 2006. Mr. Davidson also served as ReAble's President from October 2000 to May 2003. Mr. Davidson has served as a member of ReAble's board of directors since March 1997. Mr. Davidson served as Chairman, President and CEO of Maxxim Medical, Inc., a publicly-held medical supply company, from 1986 to July 2000. Previously, Mr. Davidson held various positions with Intermedics, Inc., a pacemaker equipment manufacturer, Baxter Laboratories, a publicly-held healthcare product and service company, and Merck & Co, a human and animal health care product company.

        Chinh E. Chu—Director.    Mr. Chu became one of DJO's directors and one of our managers immediately after the completion of the Prior Transaction. Mr. Chu is a senior managing director of The Blackstone Group. Since joining Blackstone in 1990, Mr. Chu has led the execution of Blackstone's investments in Healthmarkets, Inc., SunGuard Data Systems Inc., Nalco, Celanese, Nycomed and LIFFE. He has also been involved in the execution of Blackstone's investments in Graham Packaging, Sirius Satellite Radio, StorageApps, Haynes International, Prime Succession/Rose Hills, Interstate Hotels, HFS and Alco Holdings. Before joining Blackstone, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisitions Department. Mr. Chu currently serves on the boards of directors of Catalent, Celanese Corporation, Financial Guaranty Insurance Company, Graham Packaging, SunGard Data Systems Inc. and Healthmarkets, Inc.

        Julia Kahr—Director.    Ms. Kahr became one of DJO's directors and one of our managers immediately after the completion of the Prior Transaction. Ms. Kahr is currently a principal of The Blackstone Group. Before joining Blackstone in 2004, Ms. Kahr was a Project Leader at the Boston Consulting Group, where she worked with companies in a variety of industries, including financial services, pharmaceuticals, media and entertainment, and consumer goods. Ms. Kahr is also the sole author of Working Knowledge, a book published by Simon & Schuster in 1998.

        Sidney Braginsky—Director.    Mr. Braginsky became one of DJO's directors on December 14, 2006. Mr. Braginsky has been President, Chief Executive Officer and Chairman of the Board of Atropos Technology, LLC since July 2000. Mr. Braginsky also serves as chairman and managing Director of Double D (Devices and Diagnostics) a Venture Capital Fund and is Chairman and CEO of Digilab LLC, a molecular spectroscopy division acquired by Atropos in 2001. Double D and Digilab LLC are both affiliated with Atropos Technology, LLC. Before joining Atropos, Mr. Braginsky served as President of Olympus America, Inc. where he built a large business focused on optical products. Prior to Olympus America, Mr. Braginsky served as President and Chief Operating Officer of Mediscience Technology Corp., a designer and developer of diagnostic medical devices for cancer detection. Mr. Braginsky currently serves on the board of directors and audit committees of Noven Pharmaceuticals, Inc., Diomed Holdings, Inc., Electro-Optical Sciences, Inc. and Geneva Acquisition Corp.

        Paul D. Chapman—Director.    Mr. Chapman became one of DJO's directors immediately after the completion of the DJO Merger. Mr. Chapman served as Chief Operating Officer of ReAble from May 2003 to November 2007. Mr. Chapman previously served as Group President—Surgical and Rehabilitation from October 2006 and as ReAble's President from May 2003. Previously, Mr. Chapman served as Executive Vice President and as President of the Chattanooga Group Division, a position he accepted in February 2002 upon ReAble's acquisition of Chattanooga Group, Inc. From 1995 to February 2002, he served as Chief Executive Officer of Chattanooga Group, Inc. Prior to joining Chattanooga Group, Inc. in 1994, Mr. Chapman was employed by Stryker Corporation, a medical device manufacturer. During his six years at Stryker, Mr. Chapman held a variety of positions including Vice President and General Manager, Patient Care Division; Vice President of Marketing and New Business Development; Vice President of Sales, Medical Division; and Vice President of Operations, Medical Division.

        Bruce McEvoy—Director.    Mr. McEvoy became one of DJO's directors in August 2007. Mr. McEvoy has been an Associate at The Blackstone Group since 2006. Before joining Blackstone, Mr. McEvoy worked as an Associate at General Atlantic from 2002 to 2004 and was a consultant at McKinsey & Company from 1999 to 2002. Mr. McEvoy received an M.B.A. from Harvard Business School in 2006. Mr. McEvoy currently serves on the boards of directors of Catalent, RGIS Inventory Services and Vistar.

Corporate Governance Matters

        Code of Ethics.    Our Business Ethics Policy and Code of Conduct, Code of Conduct for the Board of Directors, and Code of Ethics for the Chief Executive Officer and Senior Executives and Financial Officers are available, free of charge, on the Company's website at www.reableinc.com . Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this prospectus. We will also provide copies of these documents, free of charge, to any stockholder upon written request to: Director, Investor Relations, DJO Incorporated, 1430 Decision Street, Vista, California 92081-8553.

        Audit Committee.    Our Audit Committee consists of three appointed Directors, Mr. Sidney Braginsky (Chairman), Ms. Julia Kahr and Mr. Bruce McEvoy. As a privately held company, our Audit Committee is not required to be composed of only independent directors. We believe that Mr. Braginsky would be deemed an independent director within the definition of independence used in the Rules of the New York Stock Exchange. Our Board of Directors has not determined that any of the members of our Audit Committee is an "audit committee financial expert" as defined in SEC Regulation S-K Item 401(h). Our Board of Directors believes that the current members of the Audit Committee have requisite levels of financial literacy and financial sophistication to enable the audit committee to be effective in relation to the purposes outlined in its charter and in light of the scope and nature of our business and financial statements.

        Compensation Committee.    During 2007, the Compensation Committee of the DJO Board consisted of two designees of The Blackstone Group, Mr. Chinh Chu (Chairman) and Ms. Julia Kahr. Effective February 21, 2008, Mr. Bruce McEvoy was appointed as member of the Compensation Committee. Because DJO is a privately held company, the DJO Board is not required to have a majority of independent directors nor is the Compensation Committee required to be composed of independent directors.

        Corporate Governance and Nominating Committee.    In 2008, the Board of Directors appointed Mr. Sidney Braginsky (Chairman), Ms. Julia Kahr and Mr. Bruce McEvoy as members of the Corporate Governance and Nominating Committee.

Executive Compensation

Compensation Discussion And Analysis

Overview

        The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified under "—Executive Compensation—Summary Compensation Table" (the "Named Executive Officers" or "NEOs"). As more fully described under "—Compensation Committee" below, the Compensation Committee of the DJO Board of Directors (the "Compensation Committee") reviews and makes all decisions for our executive compensation program, including: establishing salaries and reviewing benefit programs for the Chief Executive Officer ("CEO") and each of our other executive officers; reviewing, approving, recommending and administering our annual incentive compensation and stock option plans for employees and other compensation plans; advising the DJO Board and making recommendations with respect to plans that require Board approval; and approving our employment agreements with our executive officers.

Role of the Compensation Committee in Establishing Compensation

        The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, consultation with various executive compensation consultants, and analysis of compensation practices in industries where we compete for experienced senior management. The Compensation Committee reviews our compensation programs and philosophy regularly, particularly in connection with its evaluation and approval of changes in the compensation structure for a given year. The Compensation Committee did not meet separately from the rest of the DJO Board during 2007, but took all actions by written consent.

Objectives of Our Compensation Program

        Our executive compensation program is designed to attract, retain, and reward talented senior management who can contribute to our growth and success and thereby build long-term value for our stockholders. We believe that an effective executive compensation program is critical to our long-term success. By having an executive compensation program that is competitive with the market practice and focused on driving sustained superior performance, we believe we can align the interests of our executive officers with the interests of stockholders and reward our executive officers for successfully improving stockholder returns. Our compensation program has the following objectives:

  •
  attract and retain talented senior management to ensure our future success;

  •
  encourage a pay-for-performance mentality by directly relating variable compensation elements to the achievement of financial and strategic objectives;

  •
  promote a direct relationship between executive compensation and our stockholders, with long-term incentive compensation to link a significant portion of executive compensation to our performance through stock option and restricted stock awards; and

  •
  structure a compensation program that appropriately rewards our executive officers for their skills and contributions to our company based on competitive market practice.

The Elements of Our Executive Compensation Program

        The elements of our executive compensation program are as follows:

  •
  Base salary;

  •
  Annual and quarterly incentive compensation (performance-based bonuses);

  •
  Equity-based awards;

  •
  Other benefits; and

  •
  Benefits upon termination of employment

        Base Salary.    Base salaries provide a fixed form of compensation designed to reward our executive officer's core competence in his or her role. The Compensation Committee determines base salaries by taking into consideration such factors as competitive industry salaries; the nature of the position; the contribution and experience of the officers; and the length of service. The CEO makes salary recommendations for executive officers other than him and reviews such recommendations with the Compensation Committee.

        Annual and Quarterly Incentive Compensation.    Performance-based incentive compensation is provided to motivate our executive officers for each quarter and for the full year to pursue objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the DJO Board has set for our company.

        In November 2006, the Compensation Committee adopted a multi-year bonus plan which was intended to remain in effect from year to year through 2011 (the "Prior Bonus Plan"). The Prior Bonus Plan contained most of the elements of the 2008 plan described below. Following the DJO Merger, the Compensation Committee replaced the Prior Bonus Plan with a new bonus plan which reflects the significant increase in size and changes in structure of the Company. This new bonus plan was effective on January 1, 2008 (the "Bonus Plan"). The Bonus Plan is intended to remain in effect from year to year, although the targets will be separately established for each year. The Bonus Plan consists of three separate components as described below:

  •
  Target Bonus.  For 2008 and each subsequent plan year thereafter, each NEO is eligible to earn a target bonus amount of up to 60% of the NEO's base salary in effect during the year, calculated on a weighted average monthly basis using the base salary in effect on the first day of each month, contingent upon (1) the achievement of free cash flow and Adjusted EBITDA (each as defined below) targets for each quarter and the full year, (2) the NEO's fulfillment of individual performance goals, and (3) the NEO's continued employment with us through the specified payment date for the bonus. The target bonus is earned and payable on a quarterly and annual basis, with 12.5% of the target bonus available to be earned each quarter based on Adjusted EBITDA and free cash flow results for the quarter and 50% available to be earned based on annual results, in each case also based on the NEO meeting individual performance goals. For the quarterly and annual target bonus, partial achievement is available. For each quarter and for the year, 40% of the target bonus is payable if at least 90% of the performance targets are met, with payout amounts prorated on a pre-determined scale between 90% and 100% of performance target achievement.

  •
  Supplemental Bonus.  For 2008 and each subsequent plan year thereafter, each NEO is eligible to earn a supplemental bonus amount of up to 60% of the NEO's base salary in effect during the year, calculated on a weighted average monthly basis using the base salary in effect on the first day of each month, contingent upon (1) the achievement of certain higher amounts of free cash flow and Adjusted EBITDA targets for such plan year, (2) the NEOs fulfillment of individual performance goals, and (3) the NEO's continued employment with us through the specified payment date for the bonus. The supplemental bonus is payable only on an annual basis, with the full 60% of target bonus payable if 110% or more of the performance targets are achieved and the NEO meets individual performance goals. The supplemental bonus payout will be prorated on a pre-determined scale between zero and 60% of target bonus for achievement between 100% and 110% of annual performance targets.

  •
  Retention Bonus.  In connection with the DJO Merger, each of our current executive officers entered into an agreement to receive a retention bonus, of which 50% was paid in January 2008 and 50% will be paid in January 2009. The retention bonus to Mr. Baird was paid 50% in cash and 50% in restricted stock. All other retention bonuses were paid in cash. An executive officer must repay the retention bonus received if his or her employment with us is terminated prior to January 1, 2009, the date through which the bonus is earned, other than by reason of death, disability, or a termination by us without cause. (See the discussion of payments to Mr. Baird upon his resignation in "Potential Payments upon Termination or Change-in-Control" below).

        Free cash flow, for the purposes of the Bonus Plan, is calculated as adjusted EBITDA, as defined below, less capital expenditures, and adjusted for changes in operating working capital. Adjusted EBITDA, for the purposes of the Bonus Plan, is calculated as earnings before interest, income taxes, depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items pursuant to the definition of consolidated EBITDA contained in the credit agreement for our New Senior Secured Credit Facility, excluding forward cost savings as determined by the Board of Directors. The Compensation Committee selected Adjusted EBITDA and free cash flow as the relevant company-wide performance criteria because the Compensation Committee believes that these criteria are consistent with the overall goals and long-term strategic direction that the DJO Board has set for DJO. Further, these criteria are closely related to or reflective of DJO's financial and operational improvements, growth and return to shareholders. Adjusted EBITDA is an important non-GAAP valuation tool that potential investors use to measure our company's profitability and liquidity against other companies in our industry. Free cash flow is another non-GAAP measurement tool that our management uses to assess how well we are achieving our goal of reducing our outstanding debt over time, which also contributes to creation of value for our shareholders and creditors. For determining whether the performance targets are met, adjusted EBITDA will be weighted at 70% and free cash flow at 30%. The particular targets for these performance metrics selected for purposes of the 2008 Bonus Plan are the same targets that apply to determine whether recipients of stock options vest in part of their stock options in 2008, as discussed further in the equity compensation discussion.

        Equity Compensation.    In connection with the acquisition of ReAble by Blackstone in November 3, 2006, the Compensation Committee adopted the 2006 Stock Incentive Plan (the "2006 Plan"). The purpose of the 2006 Plan was to promote the interests of us and our shareholders by enabling selected key employees to participate in our long-term growth by receiving the opportunity to acquire shares of ReAble common stock and to provide for additional compensation based on appreciation in ReAble common stock. In connection with the DJO Merger, we terminated the 2006 Plan and adopted the DJO Incorporated 2007 Incentive Stock Plan (the "2007 Plan") which provides for the grant of stock options and other stock-based awards to key employees, directors and consultants, including the executive officers. Outstanding options to purchase DJO common stock originally issued under the 2006 Plan are now governed by the terms of the 2007 Plan. In addition, DJO adopted a form of stock option agreement (the "DJO Form Option Agreement") for awards under the 2007 Plan. Under the DJO Form Option Agreement, one-third of the stock options will vest over a specified period of time (typically five years) contingent solely upon the awardee's continued employment with us. Another one-third of the stock options will vest over a specified performance period (typically five years) from the grant date upon the achievement of pre-determined performance targets over time, consisting of adjusted EBITDA and free cash flow as defined in the DJO Form Option Agreement, while the final one-third vests based upon achieving a higher level of such adjusted EBITDA and free cash flow performance targets. The DJO Form Option Agreement includes certain forfeiture provisions upon an awardee's separation from service with us. The Compensation Committee determines whether to grant options and the exercise price of the options granted. The Committee has broad discretion in determining the terms, restrictions and conditions of each award granted under the 2007 Plan, provided that no options may be granted after November 20, 2017 and no option may be exercisable after ten years from the date of grant. All option awards granted under the 2007 Plan will have an exercise price equal to the fair market value of DJO's common stock on the date of grant. Fair market value is defined under the 2007 Plan to be the closing market price of a share of DJO's common stock on the date of grant or if no market price is available, the amount as determined by the Board of Directors subject to confirmation by an outside appraiser. The Compensation Committee retains the discretion to make awards at any time in connection with the initial hiring of a new employee, for retention purposes, or otherwise. We do not have any program, plan or practice to time annual or ad hoc grants of stock options or other equity-based awards in coordination with the release of material non-public information or otherwise. The 2007 Plan may be amended or terminated at any time by the DJO Board. However, any amendment that would require shareholder approval in order for the 2007 Plan to continue to meet any applicable legal or regulatory requirements will be effective only if it is approved by DJO's shareholders. A total of 5,000,000 shares of DJO common stock are authorized for issuance under the 2007 Plan, with an additional 2,500,000 shares to be authorized when a pending amendment is completed. These options can be either incentive stock options or non-qualified stock options.

        In connection with the DJO Merger, certain members of DJO Opco management were permitted to exchange a portion of their DJO Opco stock options for options to purchase an aggregate of 1,912,577 shares of DJO common stock granted under the 2007 Plan on a tax-deferred basis (the "DJO Management Rollover Options"). The exercise price and number of shares underlying such options were each adjusted in proportion to the relative market values of DJO Opco's and DJO's common stock upon the closing of the DJO Merger. All of the DJO Management Rollover Options were fully vested and the replacement options remained subject to the same terms as were applicable to the original options (See Executive Compensation—"Grants of Plan-Based Awards in 2007"). Following the DJO Merger, an aggregate of 264,525 Prior Transaction Management Rollover Options held by former executive officers who were dismissed in connection with the DJO Merger were cancelled in exchange for payments equal to the intrinsic value of such options (calculated by subtracting the per share exercise price of each option from $16.46 per share). The former executive officers also forfeited all unvested stock options issued under the 2006 Plan at the closing of the DJO Merger (See Executive Compensation—"Option Exercises and Stock Vested During 2007" and "Outstanding Equity Awards at 2007 Fiscal Year-End").

        In February 2008, we granted options for a total of 1,860,055 shares ("Options") under the 2007 Plan to our continuing executive officers who are NEOs, Mr. Cross, Ms. Capps, Mr. Baird, Mr. Roberts and Mr. Faulstick. The Options have a term of ten years from the date of grant and an exercise price of $16.46 per share. The Options vest in accordance with the following schedule: (a) one-third of the Option shares constitute, and may be purchased pursuant to the provisions of the "Time-Based Tranche" (defined below), (b) one-third of the Option shares constitute and may be purchased pursuant to the provisions of the Performance-Based Tranche (defined below), and (c) one-third of the Option shares constitute and may be purchased pursuant to the provisions of the Enhanced Performance-Based Tranche (defined below). The Options become exercisable with respect to 25% of the Time-Based Tranche on December 31, 2008, 20% of the Time-Based Tranche on December 31, 2009, 18.33% of the Time-Based Tranche on December 31, 2010 and 2011, and 18.34% on December 31, 2012 if such optionee remains employed with us or any of our subsidiaries or affiliates as of each such date. Each of the Performance-Based and Enhanced Performance-Based Tranches contain adjusted EBITDA and Free Cash Flow targets, with the Enhanced Performance-Based Tranche requiring greater performance than the Performance-Based Tranche. The optionee may earn the right to exercise the option to purchase 25% of the Performance-Based or both the Performance-Based and Enhanced Performance-Based Tranches on December 31, 2008 if the applicable performance targets are achieved, 20% of the Performance-Based or both the Performance-Based and Enhanced Performance-Based Tranches on December 31, 2009 if the applicable performance targets are achieved, 18.33% of the Performance-Based or both the Performance-Based and Enhanced Performance-Based Tranches on December 31, 2010 and 2011, and 18.34% of the Performance-Based or both the Performance-Based and Enhanced Performance-Based Tranches on December 31, 2012, if the applicable performance targets are achieved as of such dates, and provided that the optionee remains employed with us or any of our subsidiaries or affiliates as of each such date. The adjusted EBITDA and Free Cash Flow targets established by the Compensation Committee for vesting purposes as described above represent, as to the target levels, reasonably challenging performance criteria in the judgment of the Compensation Committee, particularly in light of the significant integration challenges and synergy goals relating to the DJO Merger. Meeting the enhanced performance criteria will be difficult and will require superior performance by the Company's management.

        The options granted in February 2008 to our executive officers and other members of management contain change-in-control provisions that cause the vesting of a portion of the tranches upon the occurrence of a change-in-control, as follows: 1) the option shares in the Time-Based Tranche will become immediately exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control and 2) the option shares of the Performance-Based Tranche and the Enhanced Performance-Based Tranche for the year in which such change-in-control is consummated and for any subsequent performance periods will become immediately exercisable if the optionee remains in continuous employment of the Company until the consummation of the change-in-control.

        Other Benefits.    Other benefits to the executive officers include two 401(k) plans, including a 401(k) plan maintained by DJO Opco which covers most of the NEOs. We maintain these 401(k) plans for our employees, including our NEOs, because we wish to encourage our employees to save some percentage of their cash compensation, through voluntary deferrals, for their eventual retirement. We may, in our discretion, match employee deferrals. For the 2007 plan year, we made matching contributions equal to up to 50% of the first 6% of compensation deferred by employees (subject to Internal Revenue Service limits and non-discrimination testing). For the 2008 plan year, the employer contribution percentage will remain unchanged. DJO Opco maintains a non-qualified deferred compensation plan for its most senior management, and that plan may be made generally available to senior management of DJO. Under this non-qualified plan, an eligible executive may contribute up to 100% of his or her salary and bonuses to the plan, and the amounts are held in trust and invested in a portfolio of mutual funds which correspond to the funds available under the 401(k) plan. DJO Opco has the discretion to contribute matching contributions, but no such matching contributions have yet been made.

        Benefits Upon Termination of Employment.    As discussed more fully below in "Employment Agreements," prior to the DJO Merger, we entered into employment agreements with Mr. Baird and certain former executive officers. These agreements provide for certain payments and other benefits if the executive officer's employment terminates under specified circumstances, including in the event of a "change in control." In general, the employment agreements establish the salary and bonus amounts, and provide for the payment of amounts, including one year's base salary and in certain cases, bonuses, in the event the executive is terminated without cause during the term of the agreement. The executive officer employment agreements also contain provisions that prohibit the executive officer from disclosing our confidential information and that prohibit the executive officer from engaging in certain competitive activities or soliciting any of our employees, customers, potential customers, or acquisition prospects. The Compensation Committee believes that employment agreements help to secure the continued employment and dedication of our NEOs, despite any concern that they might have regarding their own continued employment prior to or following a change in control. The Compensation Committee may extend such agreements to former DJO Opco executives who are NEOs but has not yet chosen to do so in part because those former DJO Opco executives are parties to change-in-control severance agreements entered into prior to the DJO Merger that remain in effect. Under those severance agreements, the DJO Merger constituted a change-in-control event. As a result, in the event that an executive subject to such agreement is terminated without cause or terminates for good reason within two years of the DJO Merger, the executive will receive a severance benefit of 1.5 times (2 times in the case of Mr. Cross) the executive's base salary and target bonus, plus extended health and life insurance benefits. These agreements also contain customary confidentiality and noncompetition covenants. The narrative and table included in "Potential Payments Upon Termination or Change-in-Control" reflects potential payments upon termination of employment of our NEOs.

The Tax and Accounting Considerations

        Section 162(m) of the Internal Revenue Code of 1986 provides that compensation in excess of $1,000,000 paid to the CEO or to any of the other four most highly compensated executive officers of a public company will not be deductible for federal income tax purposes unless such compensation is paid pursuant to one of the enumerated exceptions set forth in Section 162(m). As a privately held company, we are no longer required to comply with Section 162 (m) to ensure tax deductibility of executive compensation.

Summary Compensation Table

        The following table sets forth summary information about the compensation during 2007 and 2006 for services rendered in all capacities by our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers. Also included in the table below is information regarding Mr. Davidson and Mr. Burke, our former CEO and CFO, and for Mr. Chapman and Mr. Zimmerman (the "Former Executive Officers"), who were not serving as executive officers as of the end of the year but for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer as of the end of the year. All of the individuals listed in the following table are referred herein collectively as the "Named Executive Officers" or "NEOs."

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (5)	Total ($)
Leslie H. Cross, Chief Executive Officer and Director	2007	$60,135	$248,438	$—	$1,327,352	$—	$—	$—	$1,635,925
Vickie L. Capps, Executive Vice President, Chief Financial Officer and Treasurer	2007	35,740	118,125	—	703,687	—	—	—	857,552
Kenneth W. Davidson, Chairman of the Board of Directors and former Chief Executive Officer(6)	2007 2006	434,297 458,250	— 1,525,000	— —	189,319 8,183,908	— —	— —	4,231,500 419,978	4,855,116 10,587,136
William W. Burke, former Executive Vice President and Chief Financial Officer(6)	2007 2006	229,485 273,000	— 1,000,000	— —	77,955 2,814,799	— —	— —	2,571,123 16,062	2,878,563 4,103,861
Peter W. Baird, President(6)	2007 2006	334,615 69,231	200,000 500,000	136,728 —	208,380 2,046,488	— —	— —	306,750 —	1,186,473 2,615,719
Donald M. Roberts, Executive Vice President, General Counsel and Secretary	2007	31,202	103,125	—	568,066	—	—	—	702,393
Luke T. Faulstick, President, Global Operations	2007	35,740	118,125	—	544,766	—	—	—	698,631
Paul D. Chapman, Director and former Group President—Surgical and Rehabilitation and Chief Operating Officer(6)	2007 2006	281,932 315,000	— 700,000	— —	100,228 4,357,989	— —	— —	2,381,199 6,600	2,763,359 5,379,589
Harry L. Zimmerman, former Executive Vice President and General Counsel(6)	2007 2006	204,782 230,000	— 400,000	— —	77,955 3,144,365	— —	— —	2,151,703 6,600	2,434,440 3,780,965

(1)
Amounts represent salary earned up to the date of the DJO Merger in the case of the Former Executive Officers and from the date of the DJO Merger through December 31, 2007 for the incoming DJO executives. Mr. Baird was hired in October 2006.

(2)
The amounts shown in this column for the Former Executive Officers represent retention bonus payments made under the bonus plan adopted in connection with the closing of the Prior Transaction. Amounts included for our current executive officers include discretionary bonuses that were paid during 2008 related to performance by DJO Opco under the 2007 DJO Opco bonus plan for the fourth quarter and full fiscal year. Excluded from the table are amounts payable under retention bonus agreements entered into in November 2007 with each of our current executive officers in connection with the DJO Merger, of which 50% of the retention bonus was paid in January 2008 and 50% will be paid in January 2009. Each executive officer forfeits any unpaid retention bonus and must repay the retention bonus received if his or her employment with us is terminated prior to January 1, 2009, the date through which the bonus is earned, other than by reason of a termination by us without cause. See "Compensation Discussion and Analysis—The Elements of Our Executive Compensation Program—Annual and Quarterly Incentive Compensation".

(3)
The amount shown in this column represents the dollar amount recognized in connection with stock awards for financial statement reporting purposes for the 2007 and 2006 fiscal years in accordance with SFAS 123(R). This expense related to two restricted stock awards awarded to Mr. Baird in 2007, consisting of an award of 15,189 shares of restricted stock in March 2007 and 24,300 shares of restricted stock in November 2007, vesting over time with the final vesting on November 2009 and January 2009, respectively.

(4)
Except as described further below, the amounts shown in this column represent the dollar amounts recognized for the 2007 and 2006 fiscal years for the fair value of stock options granted in those years as well as prior fiscal years in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense and do not correspond to the actual value that will be realized by the NEOs. See Note 10 to our audited consolidated financial statements for a discussion of the relevant assumptions. Except for the amounts for Mr. Baird in 2006, the amounts for 2006 represent the grant date fair value of the Prior Transaction Management Rollover Options. The amounts for Mr. Baird in 2006 represent options granted under the 2006 Plan in connection with his initial employment in October 2006. The amounts in 2007 for Messrs. Cross, Roberts and Faulstick and Ms. Capps represents the grant date fair value of the DJO Management Rollover Options, less the intrinsic value of vested DJO Opco options that each exchanged for the DJO Management Rollover Options in the following approximate amounts: Mr. Cross: $3.0 million, Ms. Capps: $2.0 million, Mr. Roberts: $1.0 million and Mr. Faulstick: $1.0 million. The amounts in 2007 for Messrs. Davidson, Burke, Baird, Chapman and Zimmerman represent amounts recognized in 2007 related to options granted in November 2006 in connection with the Prior Transaction that vested during 2007. Additional information regarding grants awarded in 2007 is presented in the "Grants of Plan Based Awards" table below. In connection with the DJO Merger, the Former Executive Officers forfeited all unvested stock options issued under the 2006 Stock Incentive Plan as of that date.

(5)
Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company of such perquisites and other personal benefits. Included in the Former Executive Officers' total is compensation earned in connection with the DJO Merger and "change of control" clause in each of their respective employment agreements. A breakdown of the amounts shown in this column for 2007 for each of the NEOs is set forth in the following table:

	Mr. Davidson	Mr. Burke	Mr. Baird	Mr. Chapman	Mr. Zimmerman
Automobile allowance	$22,000	$—	$—	$—	$—
Severance	4,171,773	2,485,568	—	2,320,548	2,086,582
Consulting(a)	—	46,840	—	29,671	29,353
Life insurance premiums	3,290	—	—	—	1,146
Spouse travel reimbursement	7,260	—	—	—	—
401(k) matching contribution	6,750	6,750	6,750	6,750	6,750
Other(b)	20,427	31,965	300,000	24,230	27,872

Total	$4,231,500	$2,571,123	$306,750	$2,381,199	$2,151,703

    (a)
    Represents compensation paid to the Former Executive Officers for consulting services rendered from November 20, 2007 through December 31, 2007.

    (b)
    The amounts shown for Messrs. Davidson, Burke, Chapman and Zimmerman represents earned unused vacation paid upon termination of employment in connection with the DJO Merger. The amount for Mr. Baird represents relocation costs paid during 2008 in connection with moving our Company headquarters to Vista, California.

(6)
Messrs. Davidson, Burke, Chapman, and Zimmerman were terminated as employees and executive officers on November 20, 2007. Mr. Davidson continued to serve as a Director of DJO and Mr. Chapman was appointed as a Director on November 20, 2007. Messrs. Burke and Zimmerman were engaged as consultants on November 20, 2007, Mr. Burke will serve in such capacity through June 30, 2008 and Mr. Zimmerman served as consultant until January 31, 2008. Mr. Baird tendered his resignation as an officer and employee of DJO and DJOFL in May 2008.

Grants of Plan-Based Awards in 2007

        The following table sets forth certain information with respect to grants of plan-based awards made to the NEOs during 2007.

												All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards
														Exercise or Base Price of Option Awards ($/Sh)(4)		Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Option Awards ($)(5)
Name	Grant Date		Threshold ($)		Target ($)		Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
Mr. Cross	11/20/07 11/20/07 11/20/07 11/20/07	(1) (1) (1) (1)	$	— — — —	$	— — — —	$	— — — —	— — — —	— — — —	— — — —	— — — —	193,254 43,351 82,427 213,700		$8.29 7.00 12.91 13.10	$16.46 16.46 16.46 16.46	$1,878,187 463,170 559,037 1,427,472
Mrs. Capps	11/20/07 11/20/07 11/20/07 11/20/07 11/20/07 11/20/07	(1) (1) (1) (1) (1) (1)		— — — — — —		— — — — — —		— — — — — —	— — — — — —	— — — — — —	— — — — — —	— — — — — —	91,585 5,343 76,315 6 48,846 91,586	$ $	8.29 7.18 7.00 7.00 12.91 13.10	$16.46 16.46 16.46 16.46 16.46 16.46	$890,095 56,343 815,375 64 331,281 611,774
Mr. Davidson	1/1/07	(2)		$290,979		$290,979		$725,276	—	—	—	—	—		—	—	—
Mr. Burke	1/1/07	(2)		$153,755		$153,755		$383,240	—	—	—	—	—		—	—	—
Mr. Baird	1/1/07 3/15/07 11/20/07	(2) (3) (3)		$224,192 — —		$224,192 — —		$558,807 — —	— — —	— — —	— — —	— 15,189 24,300	— — —		— — —	— — —	— — —
Mr. Roberts	11/20/07 11/20/07 11/20/07 11/20/07	(1) (1) (1) (1)		— — — —		— — — —		— — — —	— — — —	— — — —	— — — —	— — — —	35,080 30,528 48,846 91,586		$8.29 8.84 12.91 13.10	$16.46 16.46 16.46 16.46	$340,934 284,677 331,281 611,774
Mr. Faulstick	11/20/07 11/20/07 11/20/07 11/20/07	(1) (1) (1) (1)		— — — —		— — — —		— — — —	— — — —	— — — —	— — — —	— — — —	45,792 10,032 48,846 91,586		$8.29 7.00 12.91 13.10	$16.46 16.46 16.46 16.46	$445,049 107,179 331,281 611,774
Mr. Chapman	1/1/07	(2)		$188,894		$188,894		$470,826	—	—	—	—	—		—	—	—
Mr. Zimmerman	1/1/07	(2)		$137,204		$137,204		$341,986	—	—	—	—	—		—	—	—

(1)
The amounts set forth in these rows under the column "All Other Option Awards: Number of Securities Underlying Options" for each of the NEOs reflect the number of shares underlying the DJO Management Rollover Options which were fully vested upon issuance in connection with the DJO Merger. The DJO Management Rollover Options were issued in exchange for options under the DJO Opco option plan valued at the following dollar amounts: Mr. Cross: $3.0 million, Ms. Capps: $2.0 million, Mr. Roberts: $1.0 million, and Mr. Faulstick: $1.0 million.

(2)
The amounts set forth in these rows under the column "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" for the Former Executive Officers represent the threshold, target and maximum bonus potential under the 2006 Bonus Plan. No amounts were paid out under the 2006 Bonus Plan for the 2007 fiscal year.

(3)
The amounts set forth in these rows under the column "All Other Stock Awards: Number of Shares of Stock or Units" for Mr. Baird represent restricted stock awards granted in March 2007 and in November 2007 in connection with the DJO Merger.

(4)
Exercise prices reflect the intrinsic gain (derived from the per share purchase price of DJO Opco shares in the DJO Merger) in the DJO Opco options which were exchanged for the DJO Management Rollover Options. The aggregate exercise prices for each grant of DJO Management Rollover Options shown in this column, when added to the intrinsic value of the DJO Opco options exchanged therefor, equals the aggregate fair market value of each such grant.

(5)
The grant date fair value is the value of awards granted in 2007 as determined in accordance with FAS 123(R), which has been recorded for financial reporting purposes as part of the DJO Merger purchase price. The grant date fair values for these awards are shown at their gross amounts and have not been reduced by the intrinsic value of the DJO Opco options exchanged in return for these awards. See footnote 4 to the "Summary Compensation Table."

Employment Agreements

        In September 2006, we entered into an employment agreement with Mr. Baird (the "Baird Agreement") effective on October 1, 2006, providing for a three year term, and renewing for successive one-year periods unless either Mr. Baird or us provides written notice to the other party of his or our intent not to renew one-hundred eighty (180) days prior to the end of the term. In May 2008, Mr. Baird tendered his resignation as an employee and officer of DJO and DJOFL and will leave to pursue other opportunities after a short transition period. On the closing date of the Prior Transaction, we granted Mr. Baird options to purchase 225,001 shares of our common stock (the "Initial Stock Option Grant") under the 2006 Incentive Stock Plan. The Initial Stock Option Grant contains time-based and performance-based stock option award vesting provisions. Upon termination of Mr. Baird's employment for any reason, Mr. Baird is entitled to receive (i) a lump sum payment equal to his base salary through the date of termination; (ii) reimbursement for any unreimbursed business expenses; (iii) any earned but unpaid annual bonus and supplemental bonus with respect to the most recently completed calendar year which has ended prior to the date on which such termination occurs; (iv) a lump sum payment to any accrued and unused vacation pay; and (v) employee benefits, if any, as to which Mr. Baird (or his dependents or beneficiaries, as applicable) may be entitled under our employee benefit plans (collectively, clause (i) through (v) hereof being referred to as the "Accrued Rights"). The Baird Agreement provides that if Mr. Baird's employment is terminated by us without "cause" (other than by reason of death or disability) or by Mr. Baird's resignation for "good reason" (as such terms are defined in the Baird Agreement), Mr. Baird is entitled, in addition to the Accrued Rights, to those benefits described in "Potential Payments upon Termination or Change-in-Control" below. In connection with Mr. Baird's resignation, DJO and Mr. Baird are negotiating an overall severance agreement which may involve payment of such benefits and other amounts as described in "Potential Payments upon Termination or Change-in-Control" below.

Outstanding Equity Awards at 2007 Fiscal Year-End

        The following table sets forth certain information regarding equity-based awards held by each of the NEOs as of December 31, 2007:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Leslie H. Cross	193,254 43,351 82,427 213,700	— — — —	— — — —	$8.29 7.00 12.91 13.10	12/9/2013 12/8/2014 4/3/2016 5/12/2017	— — — —	$	— — — —	— — — —	$	— — — —

	532,732	—	—

Vickie L. Capps	91,585 5,343 76,321 48,846 91,586	— — — — —	— — — — —	$8.29 7.18 7.00 12.91 13.10	12/9/2013 2/26/2014 12/8/2014 4/3/2016 5/12/2017	— — — — —	$	— — — — —	— — — — —	$	— — — — —

	313,681	—	—

Kenneth W. Davidson	19,900 79,600 9,950 199,025	— — — —	— — — —	$18.29 9.80 12.36 12.16	5/18/2014 8/9/2014 10/20/2015 11/17/2015	— — — —	$	— — — —	— — — —	$	— — — —

	308,475	—	—

William W. Burke	—	—	—	$—	—	—		$—	—		$—

Peter W. Baird	12,188	44,063	168,750	$16.46	11/4/2016	34,427		$566,660	—		$—

Donald M. Roberts	35,080 30,528 48,846 91,586	— — — —	— — — —	$8.29 8.84 12.91 13.10	12/9/2013 5/25/2015 4/3/2016 5/12/2017	— — — —	$	— — — —	— — — —	$	— — — —

	206,040	—	—

Luke T. Faulstick	45,792 10,032 48,846 91,586	— — — —	— — — —	$8.29 7.00 12.91 13.10	12/9/2013 12/8/2014 4/3/2016 5/12/2017	— — — —	$	— — — —	— — — —	$	— — — —

	196,256	—	—

Paul D. Chapman	9,950 122,325	— —	— —	$18.29 12.16	5/18/2014 11/17/2015	— —	$	— —	— —	$	— —

	132,275	—	—

Harry L. Zimmerman	—	—	—	$—	—	—		$—	—		$—

(1)
The amounts set forth in this column for the incoming DJO executive officers reflect the number of shares underlying the DJO Management Rollover Options which were fully vested upon issuance in connection with the DJO Merger. Amounts set forth for Mr. Davidson and Mr. Chapman represent options that vested in connection with the Prior Transaction that continue as options to purchase DJO common stock. Amounts for Mr. Baird represent shares underlying the time-based options that are vested and exercisable that were granted to Mr. Baird under the 2006 Plan in connection with his initial employment in October 2006.

(2)
The amount set forth in this column for Mr. Baird reflects the number of shares underlying the time-based options that are not vested that were granted under the 2006 Plan in connection with his initial employment. See "Compensation Discussion and Analysis—The Elements of our Executive Compensation Program—Equity Compensation" for further information regarding the vesting of these options.

(3)
The amounts set forth in this column for Mr. Baird reflect the number of shares underlying the performance-based options granted under the 2006 Plan in connection with his initial employment. See "Compensation Discussion and Analysis—The Elements of our Executive Compensation Program—Equity Compensation" for further information regarding the vesting of these options.

Option Exercises and Stock Vested During 2007

        The following table sets forth certain information regarding options that were exercised and stock which vested during the year ended December 31, 2007 for each NEO:

Option Exercises and Stock Vested
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized On Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(3)
Leslie H. Cross	—	$—	—	$—
Vickie L. Capps	—	—	—	—
Kenneth W. Davidson	—	—	—	—
William W. Burke	65,525	279,768	—	—
Peter W. Baird	—	—	5,062	83,329
Donald M. Roberts	—	—	—	—
Luke T. Faulstick	—	—	—	—
Paul D. Chapman	—	—	—	—
Harry L. Zimmerman	119,400	605,358	—	—

    (1)
    Amounts represent Prior Transaction Management Rollover Options that were cancelled at closing of the DJO Merger in exchange for payment equal to the intrinsic value of such options (calculated by subtracting the per share exercise price of such options from $16.46 per share).

    (2)
    Amounts calculated based on the fair market value of our common stock ($16.46 per shares) on the date of exercise less the exercise price for such shares.

    (3)
    Amounts calculated by multiplying number of shares by the fair market value of the shares on the vesting date ($16.46 per share).

Non-Qualified Deferred Compensation for 2007

        Certain executives may defer receipt of part or all of their cash compensation under the DJO, LLC Executive Deferred Compensation Plan (the "Deferred Plan"), a plan established by DJO, LLC, a subsidiary of DJO Opco. The Deferred Plan allows executives to save for retirement in a tax-effective way at minimal cost to DJO, LLC. Under this program, amounts deferred by the executive are deposited into a trust for investment and eventual benefit payment. The obligations of DJO, LLC under the Deferred Plan are unsecured obligations to pay deferred compensation in the future from the assets of the trust. Participants will have the status of unsecured general creditors with respect to the benefit obligations of the Deferred Plan, and the assets set aside in the trust for those benefits will be available to creditors of DJO, LLC in the event of bankruptcy or insolvency. Each participant may elect to defer under the Deferred Plan all or a portion of his or her cash compensation that may otherwise be payable in a calendar year. A participant's compensation deferrals are credited to the participant's account under the Deferred Plan and the trust. Each participant may elect to have the amounts in such participant's account invested in one or more investment options available under the Deferred Plan, which investment options are substantially the same investment options available to participants in DJO, LLC's 401(k) Savings Plan. The Deferred Plan also permits DJO, LLC to make contributions to the Deferred Plan, including matching contributions, at its discretion, but no such contributions have been made to date. To the extent that Company contributions are made to the Deferred Plan, the Committee may impose vesting criteria to aid in the employment retention of participants. A participant's eventual benefit will depend on his or her level of contributions, DJO, LLC's contributions, if any, and the investment performance of the particular investment options selected. The following table sets forth information for each of the Named Executive Officers who participated in DJO, LLC's Nonqualified Deferred Compensation Plan during 2006.

Name	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year
Donald M. Roberts	$25,320	$—	$2,533	$—	$48,869

(1)
Amounts deferred by the executive under the Executive Deferred Compensation Plan have been reported as 2007 compensation to such officer in the "Salary" column in the Summary Compensation Table above.

Potential Payments Upon Termination or Change-in-Control

        As described above in the "Compensation Discussion and Analysis" and in "Employment Agreements," we were party to employment agreements with certain executives who were dismissed following the DJO Merger. The following table details the amounts paid in accordance with the respective employment agreements of such terminated NEOs.

Executive	2.99x Highest Base Salary in the last 2 years	2.99x Avg. Bonus for the last 2 years	Base Salary plus 5% merit increase	2007 Maximum Bonus Opportunity	Total Severance prior to Gross-up	Relevant Excise Tax	Gross-up	Total
Kenneth W. Davidson	$1,438,676	$657,800	$481,163	$803,541	$3,381,180	$338,769	$451,824	$4,171,773
William W. Burke	857,084	388,700	286,650	478,706	2,011,140	203,293	271,136	2,485,569
Paul D. Chapman	988,943	448,500	330,750	552,353	2,320,546	—	—	2,320,546
Harry L. Zimmerman	722,085	328,900	241,500	403,305	1,695,790	167,454	223,338	2,086,582

        In September 2007, DJO Opco entered into change-in-control severance agreements (the "Change-in-Control Agreements") with Mr. Cross, Ms. Capps, Mr. Faulstick and Mr. Roberts. Following a change-in-control, the Change-in-Control Agreements remain in effect for a period of two years. The DJO Merger constituted a change-in-control for purposes of these Change-in-Control Agreements. Pursuant to the Change-in-Control Agreements, if the NEO's employment is terminated "without cause" or by such executive's resignation for "good reason" (as such terms are defined in the Change-in-Control Agreements), in each case within two years after the DJO Merger, the executive is entitled, in addition to accrued salary and bonus and related benefits, to the following benefits:

  (1)
  A lump sum payment equal to the sum of the executive's highest annual rate of base salary during the 12 month period preceding the termination date multiplied by 1.5 (or 2 in the case of Mr. Cross), plus (a) the executive's aggregate annual target bonus for the year of termination; and (b) a pro rata portion of the executive's aggregate annual target bonus for the portion of the year of termination during which the executive served as an employee, less any amounts paid from our annual incentive plan for the year of termination;

  (2)
  A lump sum cash payment of an amount equal to (a) 18 (or 24 in the case of Mr. Cross), multiplied by (b) the amount by which the monthly premium the executive would be required to pay for continued coverage pursuant to COBRA, for such executive and his or her eligible dependents covered under our health plans as of the termination date, exceeds the contributions required by the executive immediately prior to the termination date; and

  (3)
  A lump sum cash payment of an amount equal to (a) 18 (or 24 in the case of Mr. Cross), multiplied by (b) the amount by which the total monthly premium paid for accidental death and dismemberment and life insurance coverage as of the termination date exceeds the contributions required by the executive immediately prior to the termination date.

        As a condition to receiving the severance benefits under the-Change-in-Control Agreements, an executive must execute a waiver and release of any claims he or she may have against DJO Opco. The Change-in-Control Agreements also provide that during the term of the agreement and for a period of two years following any qualifying termination, the executive will not solicit any customer of DJO Opco or its subsidiaries and not solicit any employee of DJO Opco or its subsidiaries.

        Pursuant to the Employment Agreement with Mr. Baird (the "Baird Agreement"), if Mr. Baird's employment is terminated by us without "cause" (other than by reason of death or disability) or by Mr. Baird's resignation for "good reason" (as such terms are defined in the Baird Agreement), Mr. Baird is entitled, in addition to accrued salary and bonus and related benefits, to the following benefits: (1) a lump sum equal to the sum of: (A) the most recent annual bonus, if any, awarded to Mr. Baird and (B) the most recent supplemental bonus, if any, awarded to Mr. Baird; and (2) subject to Mr. Baird's continued compliance with the non-competition and confidentiality provisions of the Baird Agreement, continued payment of his base salary for twelve (12) months after the date of such termination (provided the aggregate amount described in clauses (1) and (2) are to be reduced by the present value of any other cash severance payable to Mr. Baird under any of our other plans, programs or arrangements). The Baird Agreement also provides that Mr. Baird will be subject to a covenant not to compete and a covenant not to solicit our employees at all times during the employment term and for a period of one year following the date Mr. Baird ceases to be employed by us and a covenant not to disclose confidential information during and after the employment term. In May 2008, Mr. Baird tendered his resignation as an employee and officer of DJO and DJOFL. DJO and Mr. Baird are negotiating an overall severance agreement which will provide for a short transition period and the payment of a severance payment following his departure from DJO in consideration for the amounts owing under the Baird Agreement, his equity in DJO and other rights he may have.

        The following table shows the amount of potential cash payments and the value of other severance benefits each of the NEOs would be entitled to if his or her employment were terminated "without cause" or if he or she resigned for "good reason" as of December 31, 2007:

Name	Base Salary Payment ($)	Bonus Payment ($)	Health Benefits ($)	Life and Accidental Death & Dismemberment Benefits ($)	Total ($)
Leslie H. Cross	$1,060,000	$745,313	$15,417	$1,908	$1,822,638
Vickie L. Capps	472,500	354,375	11,255	851	838,981
Peter W. Baird	360,000	200,000	—	—	560,000
Luke T. Faulstick	472,500	354,375	11,255	851	838,981
Donald M. Roberts	412,500	309,375	9,137	743	731,755

        As discussed in "Compensation Disclosure and Analysis" above, in connection with the DJO Merger each of our current executive officers entered into an agreement to receive a retention bonus, of which 50% was paid in January 2008 and 50% will be paid in January 2009. An executive officer must repay the retention bonus received if his or her employment with us is terminated prior to January 1, 2009, the date through which the bonus is earned, other than by reason of death, disability, or a termination by us without cause. If the executive officer's employment is terminated "without cause" (as defined in the Change-in-Control Agreement for the NEOs other than Mr. Baird and as defined in the Baird Agreement for Mr. Baird), then the executive is entitled to receive and retain the entire retention bonus. The amount of the retention bonuses that would be received by each of the NEOs if their employment was terminated without cause on December 31, 2007 would be: Mr. Cross: $800,000; Ms. Capps: $800,000; Mr. Baird: $400,000; Mr. Faulstick: $700,000 and Mr. Roberts: $500,000.

Compensation of Directors

        The Compensation Committee of the DJO Board reviews the compensation of our Directors on an annual basis. During 2007, our Board of Directors originally consisted of four persons: 1) Julia Kahr, 2) Chinh E. Chu, 3) Sidney Braginsky, and 4) Kenneth W. Davidson, Chairman of the Board. Mr. Kahr and Mr. Chu are affiliated with The Blackstone Group ("Blackstone") and are not compensated for serving as members of our Board of Directors. In August of 2007, Bruce McEvoy was appointed to serve as a member of our Board of Directors. Mr. McEvoy is also affiliated with Blackstone and therefore did not receive any compensation during 2007. On November 20, 2007, in connection with the DJO Merger, we expanded the Board of Directors to seven persons, including the addition of Leslie H. Cross and Paul D. Chapman. Furthermore, we entered into an agreement with Mr. Davidson to continue to serve as the Chairman of the Board of Directors until the next annual meeting of DJO's stockholders (the "Director Agreement"). Under the Director Agreement, Mr. Davidson is entitled to a $60,000 annual retainer for each annual term commencing on January 1, 2008. Prior to 2008, because he was an employee, Mr. Davidson did not receive compensation for his services as a Director. Mr. Davidson will also be granted options on an annual basis valued at approximately $25,000 (not to exceed 1,500 shares per grant) with an exercise price equal to the fair market value of our common stock on the date of grant. These options were first granted in February 2008 and will be granted in the future on each January 1 for the duration of Mr. Davidson's term. One-third of the shares underlying each option will vest on each anniversary of the date of grant and any shares issued in connection with the option will be subject to the Management Stockholders Agreement. We also entered into an agreement with Mr. Chapman, with the same terms as the Director Agreement discussed above, with the exception of an annual retainer of $50,000.

        Mr. Braginsky is an independent, non-employee director and receives cash compensation in the amount of (1) $50,000 annually, (2) $10,000 per year for serving as Chairman of the DJO Audit Committee, and (3) $1,500 per day for attending a Board or Committee meeting other than Audit Committee meetings. At the DJO Board meetings on March 13, and May 24, 2007, Mr. Braginsky was issued 750 and 1,500 stock options, respectively, to purchase shares of DJO common stock at an exercise price equal to the fair market value on the date of grant as compensation for the services performed in 2007. These options are subject to a three year vesting period. In addition, on the date of each DJO annual shareholder meeting, Mr. Braginsky will be granted 1,500 stock options to acquire shares of DJO common stock with terms similar to those stated above.

        The following table sets forth the compensation paid to our non-employee directors for their service in 2007. Compensation information for Messrs. Davidson and Chapman is reported in the Summary Compensation table above.

Directors Compensation for 2007
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Chinh E. Chu	$—	$—	$—	$—	$—	$—	$—
Julia Kahr	—	—	—	—	—	—	—
Sidney Braginsky(1)	66,000	—	20,022	—	—	—	86,022
Bruce McEvoy	—	—	—	—	—	—	—

(1)
Amount shown for the option awards to Mr. Braginsky reflects the dollar value recognized in connection with the option awards for financial statement purposes for fiscal 2007 in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The full grant date fair value of stock options granted to Mr. Braginsky during the fiscal year ended December 31, 2007 was $22,022 as computed in accordance with FAS 123(R). A discussion of the relevant assumptions used in the valuation is contained in Note 10 to our audited consolidated financial statements contained in this prospectus. As of December 31, 2007, Mr. Braginsky had a total of 2,250 stock options outstanding.

Compensation Committee Interlocks and Insider Participation

        During 2007, our Compensation Committee consisted of two designees of Blackstone, Chinh Chu and Julia Kahr. Effective February 21, 2008, Mr. Bruce McEvoy was appointed as member of the Compensation Committee. None of the members of the Compensation Committee is or have been an officer or employee of DJO. See "Certain Relationships and Related Transactions, and Director Independence" below for a description of certain agreements with Blackstone. None of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity, which has one or more executive officers serving as a Director of DJO or member of our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

        DJOFL is a wholly owned subsidiary of DJO, which owns all of our issued and outstanding capital stock. The following table sets forth as of May 31, 2008, certain information regarding the beneficial ownership of the voting securities of DJO by each person who beneficially owns more than five percent of DJO's common stock, and by each of the directors and NEOs of DJO, individually, and by our directors and executive officers as a group.

	Aggregate Number of Shares Beneficially Owned(1)
Name and Address of Beneficial Owner	Number	Acquirable within 60 days(2)	Percent of Class
Grand Slam Holdings, LLC(3)	48,098,209	—	98.74%
Directors and Executive Officers(4)
Leslie H. Cross Chief Executive Officer and Director	—	532,732	1.08%
Kenneth W. Davidson(5) Chairman of the Board of Directors	—	308,475	*
Vickie L. Capps Executive Vice President, Chief Financial Officer and Treasurer	—	313,681	*
William W. Burke former Executive Vice President and Chief Financial Officer	—	—	*
Peter W. Baird, President(6)	5,062	14,061	*
Donald M. Roberts, Executive Vice President, General Counsel and Secretary	—	206,040	*
Luke T. Faulstick President—Global Operations	—	196,256	*
Paul D. Chapman—Director(5)	—	132,275	*
Harry L. Zimmerman Former Executive Vice President and General Counsel	—	—	*
Chinh E. Chu—Director(7)	48,098,209	—	98.74%
Sidney Braginsky—Director	—	—	*
Julia Kahr—Director(8)	—	—	*
Bruce McEvoy—Director(8)	—	—	*
All Directors and executive officers as a group	48,103,271	1,704,570	98.79%

*
less than 1%

(1)
Includes shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)
Includes the number of shares that could be purchased by exercise of options on or within 60 days after May 31, 2008 under DJO's stock option plans.

(3)
Shares of common stock of DJO held by Grand Slam Holdings, LLC ("BCP Holdings") may also be deemed to be beneficially owned by the following entities and persons: (i) Blackstone Capital Partners V L.P., a Delaware limited partnership ("BCP V"), Blackstone Family Investment Partnership V L.P., a Delaware limited partnership ("BFIP"), Blackstone Family Investment Partnership V-A L.P., a Delaware limited partnership ("BFIP-A"), and Blackstone Participation Partnership V L.P., a Delaware limited partnership (together with BCP V, BFIP and BFIP-A, the "Blackstone Partnerships"), which collectively own all of the equity in BCP Holdings; (ii) Blackstone Management Associates V L.L.C., a Delaware limited liability company ("BMA"), the general partner of the Blackstone Partnerships; (iii) BMA V L.L.C., a Delaware limited liability company ("BMA V"), the sole member of BMA; and (iv) Peter G. Peterson and Stephen A. Schwarzman, the founding members and controlling persons of BMA V. Each of Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of BCP Holdings and each of the entities and individuals listed in this footnote is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

(4)
Except with respect to Chinh Chu, Julia Kahr and Bruce McEvoy, the address for all of our directors and executive officers is c/o DJO, 1430 Decision Street, Vista, California 92081.

(5)
The number of shares beneficially owned by these Former Executive Officers shown in this table reflect the number of shares underlying their Prior Transaction Management Rollover Options which are exercisable within 60 days.

(6)
The shares shown as owned by Mr. Baird are the portion of the 39,489 shares of restricted stock awarded to Mr. Baird that are vested as of May 31, 2008. On May 23, 2008, Mr. Baird tendered his resignation as employee and officer of DJO and DJOFL, with his termination of employment effective after a short transition period. As a result of his termination, the remaining shares of restricted stock will not vest.

(7)
Mr. Chu, a director of DJO, is a member of BMA V and a senior managing director of The Blackstone Group, L.P. The number of shares disclosed for Mr. Chu are also included in the above table in the number of shares disclosed for "Grand Slam Holdings, LLC." Mr. Chu disclaims beneficial ownership of any shares owned or controlled by BMA V, except to the extent of his pecuniary interest therein.

(8)
Ms. Kahr and Mr. McEvoy, directors of DJO, are employees of The Blackstone Group, L.P. but do not have any investment or voting control over the shares beneficially owned by BCP Holdings.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table provides information as of December 31, 2007 with respect to the number of shares to be issued upon the exercise of outstanding stock options under our 2007 Plan, which is our only equity compensation plan and has been approved by the stockholders:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	3,550,627	$12.97	1,409,884

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND
DIRECTOR INDEPENDENCE

Management Stockholder's Agreement

        Certain members of DJO's management are parties to DJO's management stockholders agreement, dated November 3, 2006, among DJO, Grand Slam Holdings, LLC ("BCP Holdings"), Blackstone Capital Partners V L.P. ("Blackstone"), certain of its affiliates, and such members of DJO's management and current executive officers (the "Management Stockholders Agreement"). In conjunction with the DJO Merger, certain incoming executives of DJO (the "new management stockholders") have become parties to the Management Stockholders Agreement on the same terms and conditions as set forth therein, subject to the following exceptions, which by amendment (the "Amendment") will apply only to the new management stockholders and any other persons becoming a party thereto after November 20, 2007. The Management Stockholders Agreement currently provides that if a management stockholder voluntarily resigns from DJO for any reason other than "good reason" (as defined in the Management Stockholders Agreement) and a Blackstone Parent Stockholder exercises its call rights after such termination, the management stockholder would receive the lower of fair market value or "cost" for the management stockholder's callable shares. The Amendment provides that, unless a new management stockholder was terminated by DJO for "cause" (as defined in the Amendment) or unless the new management stockholder voluntarily terminated employment and such termination would have constituted a termination for "cause" if it would have been initiated by DJO, such new management stockholder would receive fair market value for such new management stockholder's shares callable upon the exercise of a call right.

        The Management Stockholders Agreement imposes significant restrictions on transfers of shares of DJO's common stock held by management stockholders and provides a right of first refusal to DJO (or Blackstone), if DJO fails to exercise such right) on any proposed sale of DJO's common stock held by a management stockholder following the lapse of the transfer restrictions and prior to the occurrence of a "qualified public offering" (as such term is defined in that agreement) of DJO. In addition, prior to a qualified public offering, Blackstone will have drag-along rights, and management stockholders will have tag-along rights, in the event of a sale of DJO's common stock by Blackstone to a third party (or in the event of a sale of BCP Holdings' equity interests to a third party) in the same proportion as the shares or equity interests sold by Blackstone. If, prior to either the lapse of the transfer restrictions or a qualified public offering, a management stockholder's employment is terminated, DJO will have the right to repurchase all shares of its common stock held by such management stockholder for a period of one year from the date of termination of employment (or the until the date that is one year following the exercise of the stock options used to acquire such common stock, if later). If DJO does not exercise this repurchase right during the applicable repurchase period, then Blackstone will generally have the right to repurchase such shares for a period of 30 days thereafter. The Management Stockholders Agreement also provides that, after the occurrence of a qualified public offering, the management stockholders will receive customary piggyback registration rights with respect to shares of DJO common stock held by them.

        On December 13, 2006, DJO, BCP Holdings, Blackstone and certain of its affiliates entered into a stockholders agreement with Sidney Braginsky, one of DJO's directors. The terms and conditions of the stockholders agreement with Mr. Braginsky are the same, in all material respects, as the management stockholders agreement described above.

Transaction and Monitoring Fee Agreement

        In connection with the DJO Merger, on November 20, 2007, DJO and Blackstone Management Partners V L.L.C. ("BMP") amended and restated the transaction and monitoring fee agreement in existence at that time (the "Old Transaction and Monitoring Fee Agreement") between them, with effect from and after the closing of the DJO Merger (such agreement, as amended and restated, the "New Transaction and Monitoring Fee Agreement").

        Under the New Transaction and Monitoring Fee Agreement, DJO paid BMP, at the closing of the DJO Merger, a $15.0 million transaction fee and $0.6 million for related expenses. Also pursuant to this agreement, at the closing of the DJO Merger, DJO paid Blackstone Advisory Services, L.P., an affiliate of BMP ("BAS"), a $3.0 million advisory fee in consideration of the provision of certain strategic and other advice and assistance by BAS on behalf of BMP.

        Under the New Transaction and Monitoring Fee Agreement, BMP (including through its affiliates and representatives) will continue to provide certain monitoring, advisory and consulting services to DJO, on substantially the same terms and conditions as the Old Transaction and Monitoring Fee Agreement, for an annual monitoring fee which has been increased from $3.0 million to the greater of $7.0 million and 2.0% of consolidated EBITDA (as defined in the New Transaction and Monitoring Fee Agreement). During the three month periods ended March 29, 2008 and March 31, 2007, we paid $7.0 million and $3.0 million, respectively, related to the monitoring fee.

        The New Transaction and Monitoring Fee Agreement also provides, on substantially the same terms and conditions as the Old Transaction and Monitoring Fee Agreement, that:

  •
  at any time in connection with or in anticipation of a change of control of DJO, a sale of all or substantially all of its assets or an initial public offering of common stock of DJO or its successor, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the agreement, assuming a hypothetical termination date of the agreement to be the twelfth anniversary of such election;

  •
  the New Transaction and Monitoring Fee Agreement will continue until the earlier of the twelfth anniversary of the date of the agreement or such date as DJO and BMP may mutually agree; and

  •
  DJO will indemnify BMP and its affiliates, and their respective partners, members, shareholders, directors, officers, employees, agents and representatives from and against all liabilities relating to the services performed under the Old Transaction and Monitoring Fee Agreement or by the New Transaction and Monitoring Fee Agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates and their respective representatives of the services contemplated by, each such agreement.

Policy and Procedures with Respect to Related Person Transactions

        The Board of Directors has not adopted a formal written policy for the review and approval of transactions with related persons. However, all such transactions will be reviewed by the Board on an as-needed basis.

Director Independence

        As a privately held company, the DJO Board is not required to have a majority of its directors be independent. We believe that only Mr. Braginsky would be deemed an independent director under the definition of independence used in the Rules of the New York Stock Exchange.

DESCRIPTION OF OTHER INDEBTEDNESS

New Senior Secured Credit Facility

Overview

        In connection with the Transactions, DJOFL entered into the New Senior Secured Credit Facility with Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, Credit Suisse, as administrative agent, and Bank of America, N.A., as syndication agent. DJOFL is the borrower under the New Senior Secured Credit Facility.

        The New Senior Secured Credit Facility provides senior secured financing of $1,165.0 million, consisting of a $100.0 million six-year revolving credit facility and a $1,065.0 million six and half-year term loan facility. The loans under the senior secured term loan facility were issued at a 1.2% discount and generated net proceeds of $1,052.4 million.

        The revolving credit facility included capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans. As of March 29, 2008, no amounts were drawn related to our revolving credit facility, however, $0.9 million was used to secure outstanding letters of credit.

        Our New Senior Secured Credit Facility includes an uncommitted incremental facility that allows us the option, subject to availability of financing sources, to increase the amount available under our new senior secured credit facility by the greater of $150.0 million (subject to pro forma compliance with our senior secured leverage ratio financial maintenance covenant) and the amount of indebtedness that we could incur to the extent our senior secured leverage ratio remains below a certain threshold.

Interest Rate and Fees

        Borrowings under the New Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in the U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        On November 20, 2007, we entered into an interest rate swap agreement for a notional amount of $515.0 million in an effort to hedge our exposure to fluctuating interest rates related to a portion of our New Senior Secured Credit Facility. As of March 29, 2008 our weighted average interest rate for all borrowings under the New Senior Secured Credit Facility was 7.83%.

        In addition to paying interest on outstanding principal under the New Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

Prepayments

        The New Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% (which percentage can be reduced to 25% and 0% upon our attaining certain leverage ratios) of our annual excess cash flow;

  •
  100% of the net cash proceeds above an annual amount to be agreed from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to exceptions to be agreed upon, including a 100% reinvestment right if reinvested or committed to reinvest within 15 months of such sale or disposition so long as any reinvestment is completed within 180 days thereafter; and

  •
  100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the new senior secured credit agreement.

        The foregoing mandatory prepayments will be applied to the term loan facilities in direct order of maturity.

        We may voluntarily repay outstanding loans under the New Senior Secured Credit Facility at any time without premium or penalty; provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

Amortization

        We are required to pay annual amortization (payable in equal quarterly installments) on the loans under the term loan facility in an amount equal to 1.00% of their funded total principal amount during the first six years and three months following the closing of the New Senior Secured Credit Facility, with the remaining amount payable at maturity which is six and a half-years from the date of the closing of our New Senior Secured Credit Facility.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, which is six years from the date of the closing of the New Senior Secured Credit Facility.

Guarantee and Security

        All obligations under the New Senior Secured Credit Facility are unconditionally guaranteed by Holdings and each existing and future direct and indirect wholly-owned domestic subsidiary of DJOFL other than immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the "Guarantors").

        All obligations under the New Senior Secured Credit Facility, and the guarantees of those obligations, are secured by substantially all the following assets of Holdings, us and each Guarantor, subject to certain exceptions:

  •
  a pledge of 100% of the capital stock of DJOFL and 100% of the capital stock of each wholly owned domestic subsidiary, and 65% of the capital stock of each wholly owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and

  •
  a security interest in, and mortgages on, substantially all tangible and intangible assets of Holdings, DJOFL and each Guarantor.

Certain Covenants and Events of Default

        The New Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        In addition, the New Senior Secured Credit Facility requires us to maintain a declining maximum senior secured leverage ratio, as defined, starting at 5.1:1 as of the twelve months ended June 28, 2008 and stepping down over time to 3.25:1 by the end of 2011. The New Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default. Although we are not required to maintain this ratio until the period ending June 28, 2008, our maximum senior leverage ratio was within the initial covenant level as of March 29, 2008.

Existing Senior Subordinated Notes due 2014

        During the fourth quarter of 2006, DJOFL and Finco, as co-issuers, issued and sold $200.0 million aggregate principal amount of 11 3/4% senior subordinated notes due 2014. The existing senior subordinated notes were issued pursuant to an indenture, dated November 3, 2006, among DJOFL, Finco, the guarantors party thereto and The Bank of New York, as trustee. Interest on the notes is payable semi-annually on May 15 and November 15 of each year, and the notes mature on November 15, 2014. Under the terms of the indenture, DJOFL's subsidiaries that guarantee the senior secured credit facilities, jointly and severally, unconditionally guarantee the existing senior subordinated notes on an unsecured senior subordinated basis.

        Under the indenture, prior to November 15, 2010, DJOFL and Finco have the option to redeem some or all of the existing senior subordinated notes for cash at a redemption price equal to 100% of the then outstanding principal amount of notes plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2010, DJOFL and Finco may redeem some or all of the existing senior subordinated notes at a redemption price of 105.875% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.938% of the then outstanding principal balance plus accrued and unpaid interest at November 15, 2011 and to 100.000% of the then outstanding principal balance plus accrued and unpaid interest at November 15,

2012 and thereafter. Additionally, from time to time, before November 15, 2009, DJOFL and Finco may, at their option, redeem up to 35% of the aggregate principal amount of existing senior subordinated notes at a redemption price equal to 111.75% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date with proceeds raised, in certain equity offerings, as long as at least 65% of the aggregate principal amount of the notes originally issued remains outstanding. Upon a change of control, unless DJOFL and Finco have previously sent or concurrently send a notice exercising their optional redemption rights with respect to all of the then-outstanding existing senior subordinated notes, DJOFL and Finco will be required to make an offer to repurchase all of the then-outstanding existing senior subordinated notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest.

        The indenture governing these notes contains limitations on DJOFL's ability to, among other things, incur additional indebtedness, pay certain restricted payments and dividends and engage in certain affiliate transactions. The indenture also provides for events of default that, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the existing senior subordinated notes to become or to be declared to be immediately due and payable. These events of default include, among other things, default in the payment of interest or principal, default in the performance of covenants under the indenture and default under the terms of any instrument evidencing or securing indebtedness of us that results in the acceleration of the payment of such indebtedness or constitutes the failure to pay the principal of such indebtedness when due, in each case where the total amount of such indebtedness has an outstanding aggregate principal amount greater than $25.0 million.

Existing Cefar Indebtedness

        In connection with the Cefar acquisition, DJOFL assumed debt outstanding under revolving credit facilities and term loans to various European banks. These amounts are secured by certain assets of Cefar. As of March 29, 2008, the revolving credit facilities had interest rates ranging from 4.8% to 5.6% and $2.6 million was outstanding. As of March 29, 2008, the term loans had interest rates of 4.5% to 4.9% and $1.9 million was outstanding.

RME Indebtedness

        In connection with the acquisition of RME by Empi, DJOFL assumed a note payable to a corporation, which is principally owned by an employee of DJOFL. As of March 29, 2008, the note had an interest rate of 7.25%, which may adjust to the higher of 5% or prime. As of March 29, 2008, there was a balance of $0.5 million.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        DJOFL, Finco and the guarantors of the outstanding notes entered into a registration rights agreement with the initial purchasers of the outstanding notes in which they agreed, under certain circumstances, to use their reasonable best efforts to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes and thereafter cause the registration statement to become effective under the Securities Act no later than 360 days following the closing date of the issuance of the outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on November 20, 2007.

        Under the circumstances set forth below, DJOFL, Finco and the guarantors will use their reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

  •
  if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

  •
  if the exchange offer is not consummated within 360 days after the date of issuance of the outstanding notes;

  •
  if any initial purchaser so requests with respect to the outstanding notes not eligible to be exchanged for the exchange notes and held by it within 30 days after the consummation of the exchange offer; or

  •
  if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered outstanding notes.

        Under the registration rights agreement, if DJOFL and Finco fail to complete the exchange offer (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 360 days after the issue date (the "target registration date"), the interest rate on the outstanding notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the exchange offer is completed or the shelf registration statement, if required, is declared effective by the SEC or the outstanding notes cease to constitute transfer restricted notes, up to a maximum of 1.00% per annum of additional interest. Copies of the registration rights agreement have been filed as an exhibit to the registration statement of which this prospectus is a part.

        If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

  •
  you are not an affiliate of DJOFL and Finco or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

  •
  you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see "Plan of Distribution."

Resale of Exchange Notes

        Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        If you are an affiliate of DJOFL and Finco or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

  •
  You cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

  •
  in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

        This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

        On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, DJOFL and Finco will accept for exchange in the exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in multiples of $2,000 and in integral multiples of $1,000 in excess thereof. DJOFL and Finco will issue $2,000 and integral multiples of $1,000, in excess thereof, principal amount of exchange notes in exchange for each $2,000 and integral multiples of $1,000, in excess thereof, principal amount of outstanding notes surrendered in the exchange offer.

        The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding notes. For a description of the indenture, see "Description of the Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        As of the date of this prospectus, $575.0 million aggregate principal amount of the 10 7/8% Senior Notes due 2014 are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. DJOFL and Finco intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders' series of outstanding notes and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

        DJOFL and Finco will be deemed to have accepted for exchange properly tendered outstanding notes when it has given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, DJOFL and Finco expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under "—Conditions to the Exchange Offer."

        If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

        As used in this prospectus, the term "expiration date" means 12:00 a.m. midnight, New York City time, on                        , 2008. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" will mean the latest time and date to which we shall have extended the expiration of such exchange offer.

        To extend the period of time during which an exchange offer is open, we will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        DJOFL and Finco reserve the right, in their sole discretion:

  •
  to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offer);

  •
  to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; and

  •
  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders of the outstanding notes. If DJOFL and Finco amend an exchange offer in a manner that we determine to constitute a material change, they will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, DJOFL and Finco will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and they may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in their reasonable judgment:

  •
  the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

  •
  any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

        In addition, DJOFL and Finco will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

  •
  the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution;" or

  •
  any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

        DJOFL and Finco expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, DJOFL and Finco may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. DJOFL and Finco will return any outstanding notes that they do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        DJOFL and Finco expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. DJOFL and Finco will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        These conditions are for our sole benefit and DJOFL and Finco may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If DJOFL and Finco fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that they may assert at any time or at various times prior to the expiration date.

        In addition, DJOFL and Finco will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the "TIA").

Procedures for Tendering Outstanding Notes

        To tender your outstanding notes in the exchange offer, you must comply with either of the following:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under "—Exchange Agent—Notes" prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

  •
  the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message prior to the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

        If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

  •
  make appropriate arrangements to register ownership of the outstanding notes in your name; or

  •
  obtain a properly completed bond power from the registered holder of outstanding notes.

        The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

        Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

  •
  by a registered holder of the outstanding notes who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

        If the letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

  •
  we may enforce that agreement against such participant.

        DTC is referred to herein as a "book-entry transfer facility."

Acceptance of Exchange Notes

        In all cases, DJOFL and Finco will promptly issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the book-entry transfer facility; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By tendering outstanding notes pursuant to the exchange offer, you will represent to us that, among other things:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        DJOFL and Finco will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. DJOFL and Finco reserves the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in their or their counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

        Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither DJOFL, Finco, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

        Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message," as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

        Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC's Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

  •
  the tender is made through an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent's account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

        Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under "—Exchange Agent"; or

  •
  you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

  •
  where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

  •
  If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless your are an eligible guarantor institution.

        If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offer. The Bank of New York also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail:	By Overnight Courier or Hand Delivery:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street—Floor 7E New York, New York 10286 Attention: Carolle Montreuil	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street—Floor 7E New York, New York 10286 Attention: Carolle Montreuil	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street—Floor 7E New York, New York 10286 Attention: Carolle Montreuil
By Facsimile Transmission: (eligible institutions only): (212) 298-1915
Telephone Inquiries: (212) 815-5920

        Note:    Delivery of this instrument to an address other than as set forth above, or transmission of instructions other than as set forth above, will not constitute a valid delivery.

        If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting Treatment

        We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges, as the terms of the exchange notes are substantially identical to the terms of the outstanding notes. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will capitalize the expenses relating to the exchange offer.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  •
  tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

  •
  as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  as otherwise set forth in the offering memorandum distributed in connection with the private offerings of the outstanding notes.

        In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

        Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF NOTES

General

        Certain terms used in this description are defined under the subheading "Certain Definitions." In this description, (a) the terms "we," "our," "us," and "Company" refer only to ReAble Therapeutics Finance LLC (which was renamed DJO Finance LLC immediately following the Transactions) and not any of its Affiliates, (b) the term "Co-Issuer" refers only to ReAble Therapeutics Finance Corporation (which was renamed DJO Finance Corporation immediately following the Transactions) and not any of its Affiliates and (c) the term "Issuers" refers to the Company and the Co-Issuer.

        The Issuers are jointly and severally liable for all obligations under the Notes. The Co-Issuer is a Wholly-Owned Subsidiary of the Company that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of the Notes and other debt securities of the Company. The Company believes that some prospective purchasers of the Notes may be restricted in their ability to purchase debt securities of partnerships or limited liability companies, such as the Company, unless the securities are jointly issued by a corporation. The Co-Issuer does not have any substantial operations or assets and does not have any revenues. Accordingly, you should not expect the Co-Issuer to participate in servicing the principal and interest obligations on the Notes.

        The Issuers issued $575.0 million aggregate principal amount of 10 7/8% senior notes due 2014 in a private transaction that was not subject to the registration requirements of the Securities Act. The outstanding notes were, and the exchange notes will be, issued under an indenture dated as of November 20, 2007 (the "Indenture") among the Issuers, the Guarantors and The Bank of New York, a New York banking corporation, as trustee (the "Trustee"). The term "Notes" refers to the outstanding notes and the exchange notes.

        The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under the heading "Prospectus Summary."

Brief Description of Notes

        The Notes:

  •
  are general unsecured senior obligations of the Issuers;

  •
  are pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Issuers;

  •
  are effectively subordinated to all secured Indebtedness of the Issuers (including the Senior Credit Facilities) to the extent of the value of the assets securing such indebtedness; and are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company's Subsidiaries that are not guaranteeing the Notes;

  •
  are senior in right of payment to any Subordinated Indebtedness (including the Existing Senior Subordinated Notes) of the Issuers;

  •
  are guaranteed on an unsecured senior basis by the Guarantors, as described under "—Guarantees"; and

  •
  are subject to registration with the SEC pursuant to a Registration Rights Agreement.

        As of the date of the Indenture, all of the Company's subsidiaries are "Restricted Subsidiaries." However, under certain circumstances, we are permitted to designate certain of our subsidiaries as

"Unrestricted Subsidiaries." Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, jointly and severally, fully and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, any premium or interest on or Additional Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

        The Restricted Subsidiaries (other than as detailed below) guarantee the Notes. None of our Foreign Subsidiaries guarantee the Notes. Each of the Guarantees of the Notes is a general unsecured obligation of each Guarantor, is pari passu in right of payment with all existing and future Senior Indebtedness of each such Guarantor and is effectively subordinated to all secured Indebtedness of each such Guarantor to the extent of the collateral securing such Indebtedness, and is senior in right of payment to all existing and future Subordinated Indebtedness (including guarantees of the Existing Senior Subordinated Notes) of each such entity. The Notes are structurally subordinated to Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuers that do not Guarantee the Notes.

        Not all of the Company's Subsidiaries Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. As of March 29, 2008, our non-guarantor subsidiaries accounted for approximately $219.0 million, or 7.1%, of our total assets, and approximately $52.0 million, or 2.2%, of our total liabilities. On a pro forma combined basis, our non-guarantor subsidiaries accounted for approximately $211.5 million, or 23.1%, of our net revenues for the year ended December 31, 2007.

        The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

        Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Relating to Our Indebtedness and the Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes."

        A Guarantee by a Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

        (1)   (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer after which the applicable Guarantor is no longer a Restricted Subsidiary) if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

          (b)   the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

          (c)   the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions set forth under "—Certain Covenants—Limitation on Restricted Payments" and the definition of "Unrestricted Subsidiary"; or

          (d)   the Issuers exercising their legal defeasance option or covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or the Issuers' obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

        (2)   such Guarantor delivering to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

        The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee is pari passu in right of payment with all Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Credit Facilities.

        The Notes are effectively subordinated to all of the Issuers' and each Guarantor's existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of March 29, 2008, the Issuers and the Guarantors had $1,065.0 million principal amount of secured Indebtedness, consisting entirely of secured Indebtedness under the Senior Credit Facilities. As of March 29, 2008, the Issuers had $99.1 million of available borrowings under the revolving credit facility of the Senior Credit Facilities, net of $0.9 million used for letters of credit and the option to raise incremental term or revolving facilities under the Senior Credit Facility so long as the Issuers' senior secured leverage ratio (as defined in the Senior Credit Facility) remains below a certain threshold.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

Paying Agent and Registrar for the Notes

        The Issuers maintain one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

        The Issuers also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and makes payments on and facilitate transfer of Notes on behalf of the Issuers.

        The Company may change the paying agents or the registrars without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The

Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

        The Issuers issued $575.0 million of Notes. The Notes will mature on November 15, 2014. Subject to compliance with the covenant described below under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Issuers may issue an unlimited principal amount of additional Notes from time to time after this offering under the Indenture ("Additional Notes"). The Notes issued by the Issuers and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of Notes" include any Additional Notes that are actually issued. The Issuers issued Notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.

        Interest on the Notes accrues at the rate of 10 7/8% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2008 to the Holders of Notes of record on the immediately preceding May 1 and November 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

        Principal of, premium, if any, and interest on the Notes is payable at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers' office or agency in New York is the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to make an offer to purchase Notes as described under the caption "—Repurchase at the Option of Holders." In addition, we may, at our discretion, at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

        Except as set forth below, the Issuers are not entitled to redeem the Notes at their option prior to November 15, 2011.

        At any time prior to November 15, 2011, the Issuers may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to the registered address of each Holder or otherwise delivered in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

        On and after November 15, 2011, the Issuers may redeem the Notes, in whole or in part, upon notice as described under the heading "—Repurchase at the Option of Holders—Selection and Notice" at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2011	105.438%
2012	102.719%
2013 and thereafter	100.000%

        In addition, until November 15, 2010, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of Notes issued by them at a redemption price equal to 110.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Notes that are Notes issued under the Indenture after the Issue Date (excluding Notes and Additional Notes held by the Issuers or Subsidiaries or Affiliates of the Issuers) remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

        Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers' discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of the related Equity Offering.

        The Trustee shall select the Notes to be purchased in the manner described under "Repurchase at the Option of Holders—Selection and Notice."

Repurchase at the Option of Holders

Change of Control

        The Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under "—Optional Redemption," the Issuers will make an offer to purchase all of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 60 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with a copy to the Trustee, with the following information:

        (1)   that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" under the Indenture and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

        (2)   the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

        (3)   that any Note not properly tendered will remain outstanding and continue to accrue interest;

        (4)   that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

        (5)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

        (6)   that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

        (7)   that if the Issuers are repurchasing less than all of the Notes, the remaining Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof;

        (8)   the other instructions, as determined by the Issuers, consistent with the covenant described hereunder, that a Holder must follow; and

        (9)   if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional upon the occurrence of such Change of Control.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

        (1)   accept for payment all Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

        (2)   deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

        (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate to the Trustee stating that such Notes or portions thereof have been tendered to, and purchased by, the Issuers.

        The Senior Credit Facilities, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuers become a party may, provide that certain change of control events with respect to the Issuers would constitute a default thereunder (including events that would constitute a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities or any such future Indebtedness, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities or such future Indebtedness. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities or such future Indebtedness, such default could result in amounts outstanding under our Senior Credit Facilities or such future Indebtedness being declared due and payable.

        Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relating to the Issuers' obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to consummate an Asset Sale, unless:

        (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of; and

        (2)   except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the following shall be deemed to be cash for purposes of this provision and for no other purpose:

          (a)   any liabilities (as reflected in the Company's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on the Company's or such Restricted Subsidiary's balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on the date of such balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets and for which the Company and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

          (b)   any securities, notes or other similar obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

          (c)   any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

        (1)   to permanently reduce:

          (a)   Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

          (b)   Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

          (c)   Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuers shall equally and ratably reduce (or offer to reduce, as applicable) Obligations under the Notes; provided further that all reductions of obligations under the Notes shall be made as provided under "Optional Redemption," through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Notes to purchase their

  Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

          (d)   Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or any Affiliate of the Company,

        (2)   to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

        (3)   to make an investment in (a) any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds ." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuers shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes or any Guarantee ("Pari Passu Indebtedness"), to the holders of such Pari Passu Indebtedness (an "Asset Sale Offer"), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is an integral multiple of $1,000 (but in minimum amounts of $2,000) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

        To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Additionally, the Issuers may, at their option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale. Upon consummation of any Asset Sale Offer, any Net Proceeds not used to purchase Notes in such Asset Sale Offer shall not be deemed Excess Proceeds and the Company may use any Net

Proceeds not required to be used for general corporate purposes, subject to other covenants contained in this Indenture.

        Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

Selection and Notice

        If the Issuers are redeeming less than all of the Notes issued by them at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (b) on a pro rata basis to the extent practicable or, to the extent that selection on a pro rata basis is not practicable, by lot or such other similar method in accordance with the procedures of DTC.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        The Issuers will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

        Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), the Company and the Restricted Subsidiaries will not be subject to the following covenants (the "Suspended Covenants"):

        (1)   "—Repurchase at the Option of Holders—Asset Sales" and "—Repurchase at the Option of Holders—Change of Control";

        (2)   "—Limitation on Restricted Payments";

        (3)   "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (4)   clause (4) of the first paragraph of "—Merger, Consolidation or Sale of All or Substantially All Assets";

        (5)   "—Transactions with Affiliates";

        (6)   "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries"; and

        (7)   "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

        In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero.

        During any Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction; provided, that the Company or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if (i) the Company or such Restricted Subsidiary could have incurred a Lien to secure the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to "—Liens" below without equally and ratably securing the Notes pursuant to the covenant described under such covenant; and (ii) the consideration received by the Company or such Restricted Subsidiary in that Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold and otherwise complies with "—Repurchase at the Option of Holders—Asset Sales" above; provided, further, that the foregoing provisions shall cease to apply on and subsequent to the Reversion Date following such Suspension Period.

        Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to Notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described above under the caption "—Limitation on Restricted Payments" had been in effect prior to, but not during the Suspension Period, provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reversion Date (subject to the Company's right to subsequently designate them as Unrestricted Subsidiaries in compliance with the covenants set out below) and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock." In addition, for purposes of clause (3) of the first paragraph under the caption "—Limitation on Restricted Payments," all events (including the accrual of Consolidated Net Income) set forth in such clause (3) occurring during a Suspension Period shall be disregarded for purposes of determining the amount of Restricted Payments the Company or any Restricted Subsidiary is permitted to make pursuant to such clause (3).

        There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

        (I)   declare or pay any dividend or make any payment or distribution on account of the Company's, or any of its Restricted Subsidiaries' Equity Interests, including, without limitation, payable in connection with any merger or consolidation other than:

          (a)   dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or

          (b)   dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

        (II)  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company, or any direct or indirect parent of the Company, including, without limitation, in connection with any merger or consolidation;

        (III)  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than (a) Indebtedness permitted under clauses (7) and (8) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (other than, in the event any Default has occurred and is continuing, Indebtedness owing to any Restricted Subsidiary that is not a Guarantor) or (b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

        (IV)  make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exceptions thereof) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

        (1)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (2)   immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

        (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) (to the extent not deducted in calculating Consolidated Net Income) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

          (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning September 30, 2007 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such

  Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

          (b)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Company since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") from the issue or sale of:

            (i)    (A) Equity Interests of the Company, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received from the sale of:

              (x)   Equity Interests to employees, directors or consultants of the Company, any direct or indirect parent company of the Company and the Company's Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

              (y)   Designated Preferred Stock; and

                (B)  to the extent such net cash proceeds are actually contributed to the Company as equity (other than Disqualified Stock), Equity Interests of any of the Company's direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of any such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

            (ii)   debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

    provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or debt securities of the Company sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

          (c)   100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property contributed to the capital of the Company (other than as Disqualified Stock) following the Issue Date (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock", (ii) contributions from a Restricted Subsidiary or (iii) any Excluded Contribution); plus

          (d)   100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

            (i)    the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after the Issue Date; or

            (ii)   the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) after the Issue Date; plus

          (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Company in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $20.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

        (1)   the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

        (2)   (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("Treasury Capital Stock") or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock or Designated Preferred Stock) ("Refunding Capital Stock") and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount no greater than the aggregate amount per year of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

        (3)   the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuers or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuers or a Guarantor, as the case may be, which is incurred in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as:

          (a)   the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium to be paid (including reasonable premiums) and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

          (b)   such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

          (c)   such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired; and

          (d)   such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

        (4)   a Restricted Payment to pay for the repurchase, redemption or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Company, any of its Restricted Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests in DJO Opco Holdings, Inc. rolled over by management of the Company in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $10.0 million (which shall increase to $20.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent corporation of the Company) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent of the Company)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

          (a)   the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company's direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been and are not thereafter applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph or otherwise; plus

          (b)   the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less

          (c)   the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4); and provided further that cancellation of Indebtedness owing to the Company or any of its Restricted Subsidiaries from members of management of the Company, any of the Company's direct or indirect parent companies or any of the Company's Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

        (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries and of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

        (6)   (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the Issue Date;

          (b)   the declaration and payment of dividends to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

          (c)   the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

        (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (8)   repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

        (9)   the declaration and payment of dividends on the Company's common stock (or payments of dividends to any direct or indirect parent entity to fund payments of dividends on such entity's common stock), following the consummation of an underwritten public offering of the Company's common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

        (10) Restricted Payments that are made with Excluded Contributions;

        (11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 1.75% of Total Assets at the time made;

        (12) distributions or payments of Receivables Fees;

        (13) any Restricted Payment made as part of the Transactions, and the fees and expenses related thereto, or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Company to permit payment by such parent of such amounts), in each case to the extent permitted by (or, in the case of a dividend to fund such payment, to the extent such payment, if made by the Company, would be permitted by) the covenant described under "—Transactions with Affiliates";

        (14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions "Repurchase at the Option of Holders—Change of Control" and "Repurchase at the Option of Holders—Asset Sales"; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

        (15) the declaration and payment of dividends by the Company to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication:

          (a)   franchise and excise taxes and other fees, taxes and expenses, in each case to the extent required to maintain their corporate existence;

          (b)   federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

          (c)   customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

          (d)   general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

          (e)   fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity; and

        (16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents or were contributed to such Unrestricted Subsidiary in anticipation of such distribution, dividend or other payment);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

        As of the Issue Date, all of the Company's Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investment." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any

Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        The foregoing limitations will not apply to:

        (1)   the incurrence of Indebtedness under Credit Facilities by the Company or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,325.0 million outstanding at any one time;

        (2)   the incurrence by the Company and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) (other than any Additional Notes) and any notes (including Guarantees thereof) issued in exchange for the Notes pursuant to the Registration Rights Agreement or similar agreement;

        (3)   Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

        (4)   Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount at the date of such incurrence (including all Refinancing Indebtedness Incurred to refinance any other Indebtedness incurred pursuant to this clause (4)) not to exceed 4.0% of Total Assets; provided, however, that such Indebtedness exists at the date of such purchase or transaction or is created within 270 days thereafter (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (4) shall cease to be deemed incurred or outstanding for purposes of this clause (4) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (4));

        (5)   Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers' compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (6)   Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

          (a)   such Indebtedness is not reflected on the balance sheet of the Company, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this subclause (a)); and

          (b)   the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (7)   Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in the Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

        (8)   Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Indebtedness being held by a person other than the Company or a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

        (9)   shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

        (10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred pursuant to "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," exchange rate risk or commodity pricing risk;

        (11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

        (12) (a) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to such clauses or pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $175.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

        (13) the incurrence or issuance by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund, refinance, replace, renew, extend or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

          (a)   has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, renewed, extended or defeased,

          (b)   to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

          (c)   shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Co-Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company, the Co-Issuer or a Guarantor;

provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness;

        (14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (b) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

        (15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

        (16) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

        (17) (a) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture,

          (b)   any guarantee by a Restricted Subsidiary of Indebtedness of the Company provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries," or

          (c)   any incurrence by the Co-Issuer of Indebtedness as a co-issuer of Indebtedness of the Company that was permitted to be incurred by another provision of this covenant;

        (18) Indebtedness of Foreign Subsidiaries of the Company in an amount not to exceed, at any one time outstanding and together with any other Indebtedness incurred under this clause (18), 10.0% of the Total Tangible Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or its Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

        (19) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

        (20) Indebtedness consisting of Indebtedness issued by the Company or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments."

        For purposes of determining compliance with this covenant:

        (1)   in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (20) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

        (2)   at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph.

        Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        The Indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor's Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

        The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

        The Company will not, and will not permit the Co-Issuer or any Guarantor to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Company, the Co-Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

        (1)   in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

        (2)   in all other cases, the Notes or the Guarantees are equally and ratably secured,

except that the foregoing shall not apply to (a) Liens securing the Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause) and (c) Liens securing Indebtedness under Credit Facilities permitted to be incurred under the covenant described above under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that, with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.00 to 1.00.

Merger, Consolidation or Sale of All or Substantially All Assets

        Company.    The Company may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's properties or assets, in one or more related transactions, to any Person unless:

        (1)   the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership (including a limited partnership), trust or limited liability company organized or existing under the laws of the jurisdiction of organization of the Company or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Person, as the case may be, being herein called the "Successor Company");

        (2)   the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offer contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement;

        (3)   immediately after such transaction, no Default or Event of Default exists;

        (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

          (a)   the Company or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or

          (b)   the Fixed Charge Coverage Ratio for the Company (or, if applicable, the Successor Company) and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

        (5)   each Guarantor, unless it is the other party to the transactions described above, in which case subclause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture, the Notes and the Registration Rights Agreement if the exchange offer contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement;

        (6)   the Co-Issuer, unless it is the party to the transactions described above, in which case clause (3) of the third succeeding paragraph shall apply, shall have by supplemental indenture confirmed that it continues to be a co-obligor of the Notes; and

        (7)   the Company (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

        The Successor Company will succeed to, and be substituted for the Company, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

        (1)   any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Company, and

        (2)   the Company may merge with an Affiliate of the Company, as the case may be, solely for the purpose of reincorporating the Company in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        Guarantors.    Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Company or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

        (1)   (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, trust or limited liability company organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Person");

          (b)   the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

          (c)   immediately after such transaction, no Default or Event of Default exists; and

          (d)   the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

        (2)   the transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Company, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

        Co-Issuer.    The Co-Issuer may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Co-Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Co-Issuer's properties or assets, in one or more related transactions, to any Person unless:

        (1)   (a) concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of the Co-Issuer under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offer contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement; or

          (b)   after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

        (2)   immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

        (3)   The Co-Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend, any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $12.5 million, unless:

        (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

        (2)   the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

        (1)   transactions between or among the Company or any of its Restricted Subsidiaries;

        (2)   Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments" and the definition of "Permitted Investments";

        (3)   the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed the greater of $7.0 million and 2.0% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

        (4)   the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, former, current or future officers, directors, employees or consultants of Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

        (5)   transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that such terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

        (6)   any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

        (7)   the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

        (8)   the Transaction and the payment of all fees and expenses related to the Transaction, in each case as disclosed in this prospectus;

        (9)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

        (10) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant;

        (11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

        (12) payments by the Company or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith;

        (13) payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Company in good faith; and

        (14) investments by the Investors in securities of the Company or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary that is not a Guarantor to:

        (1)   (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

          (b)   pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

        (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

        except (in each case) for such encumbrances or restrictions existing under or by reason of:

          (a)   contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation and pursuant to the terms of the Existing Senior Subordinated Notes;

          (b)   the Indenture and the Notes;

          (c)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

          (d)   applicable law or any applicable rule, regulation or order;

          (e)   any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

          (f)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

          (g)   Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

          (h)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (i)    other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (j)    customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

          (k)   customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

          (l)    any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

          (m)  restrictions created in connection with any Receivables Facility that, in the good faith determination of the Company are necessary or advisable to effect the transactions contemplated under such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Company will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor, the Co-Issuer or a Foreign Subsidiary guaranteeing Indebtedness of another Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Company, the Co-Issuer or any other Guarantor unless:

        (1)   such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company, the Co-Issuer or any Guarantor:

          (a)   if the Notes or such Guarantor's Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

          (b)   if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

          (c)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

        (1)   within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

        (2)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

        (3)   promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

        (4)   any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC, if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Company becomes a guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent company; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Company's website (or on the website of any of its parent companies) or providing such reports to the Trustee, with financial information that satisfied Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above.

Limitation on Business Activities of the Co-Issuer

        The Co-Issuer may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by the Company, and may engage in any activities directly related thereto or necessary in connection therewith. The Co-Issuer shall be a Wholly-Owned Subsidiary of the Company at all times.

Events of Default and Remedies

        The Indenture provides that each of the following is an Event of Default:

        (1)   default in payment when due and payable (whether at maturity, upon redemption, acceleration or otherwise), of principal of, or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture);

        (2)   default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes (whether or not prohibited by the subordination provisions of the Indenture);

        (3)   (a) failure by the Company, the Co-Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

        (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

          (a)   such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

          (b)   the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

        (5)   failure by the Company or any Significant Subsidiary (including the Co-Issuer) to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (6)   certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary; or

        (7)   the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

        The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder and rescind any acceleration with respect to the Notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

        (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

        (2)   holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

        (3)   the default that is the basis for such Event of Default has been cured.

        Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

        (1)   such Holder has previously given the Trustee notice that an Event of Default is continuing;

        (2)   Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

        (3)   Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

        (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

        (5)   Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, under the Indenture, the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

        The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within 30 days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuers or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuers and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

        (1)   the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

        (2)   the Issuers' obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

        (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith; and

        (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to substantially all the restrictive covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

        (1)   the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Company must specify whether such Notes are being defeased to maturity or to a particular redemption date;

        (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

          (a)   the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

          (b)   since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3)   in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4)   no Default (other than that resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

        (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

        (6)   the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

        (7)   the Issuers shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or any Guarantor or others; and

        (8)   the Issuers shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

        (1)   either

          (a)   all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

          (b)   all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

        (2)   no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar or simultaneous deposit relating to other Indebtedness) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the indenture governing the Existing Senior Subordinated Notes or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound;

        (3)   the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

        (4)   the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuers must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

        The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

        (1)   reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

        (2)   reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders";

        (3)   reduce the rate of or change the time for payment of interest on any Note;

        (4)   waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

        (5)   make any Note payable in money other than U.S. dollars;

        (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest or Additional Interest on the Notes;

        (7)   make any change in these amendment and waiver provisions;

        (8)   impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or the Guarantees;

        (9)   make any change to or modify the ranking of the Notes that would adversely affect the Holders;

        (10) except as expressly permitted by the Indenture, modify the Guarantee of any Significant Subsidiary in any manner adverse to the Holders of the Notes or release the Co-Issuer from its obligations under the Indenture.

        Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

        (1)   to cure any ambiguity, omission, mistake, defect or inconsistency;

        (2)   to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

        (3)   to comply with the covenant relating to mergers, consolidations and sales of assets;

        (4)   to provide for the assumption of the Issuers' or any Guarantor's obligations to the Holders;

        (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

        (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Guarantor;

        (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

        (8)   to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

        (9)   to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

        (10) to provide for the issuance of Additional Notes in accordance with the Indenture;

        (11) to add a Guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

        (12) to conform the text of the Indenture, Guarantees or the Notes to any provisions of this "Description of Notes" to the extent that such provision in this "Description of Notes" was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes;

        (13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

        (14) to make any other modifications to the Notes or the Indenture of a formal, minor or technical nature or necessary to correct a manifest error, so long as such modification does not adversely affect the rights of any Holders of the Notes in any material respect.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "Acquired Indebtedness" means, with respect to any specified Person,

        (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

        (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Acquisition" means the transactions contemplated by the Transaction Agreement.

        "Additional Interest" means all additional interest then owing pursuant to the Registration Rights Agreement.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of:

        (1)   1.0% of the principal amount of such Note; and

        (2)   the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at November 15, 2011 (each such redemption price being set forth in the table appearing above under the caption "Optional Redemption"), plus (ii) all required interest payments due on such Note through November 15, 2011 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

        "Asset Sale" means:

        (1)   the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

        (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"), whether in a single transaction or a series of related transactions;

in each case, other than:

          (a)   any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn-out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

          (b)   the disposition of all or substantially all of the assets of the Company governed by, and in a manner permitted pursuant to, the provisions described above under "Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

          (c)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "Certain Covenants—Limitation on Restricted Payments";

          (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

          (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company;

          (f)    to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

          (g)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

          (h)   any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

          (i)    foreclosures on assets;

          (j)    sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

          (k)   any financing transaction with respect to the acquisition or construction of property by the Company or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means:

        (1)   in the case of a corporation, corporate stock;

        (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

        (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

        (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   (a) €, or any national currency of any participating member state of the EMU; or

          (b)   such local currencies held by the Company or any Restricted Subsidiary from time to time in the ordinary course of business;

        (3)   securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government), with maturities of 24 months or less from the date of acquisition;

        (4)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

        (5)   repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

        (6)   commercial paper rated at least P-1 by Moody's or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

        (7)   marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

        (8)   investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

        (9)   readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P with maturities of 24 months or less from the date of acquisition;

        (10) Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition; and

        (11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Change of Control" means the occurrence of any of the following:

        (1)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

        (2)   the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

        (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness and excluding (u) accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (w) any Additional Interest, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

        (2)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

        (3)   interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

        (1)   any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to September 27, 2008), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans and other restructuring costs shall be excluded,

        (2)   the cumulative effect of a change in accounting principles during such period shall be excluded,

        (3)   any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

        (4)   any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

        (5)   the Net Income for such period of any Person that is not a Subsidiary or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

        (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

        (7)   effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the property and equipment, inventory and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

        (8)   any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

        (9)   any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

        (10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

        (11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

        (12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established or adjusted as a result of the Transaction in accordance with GAAP or changes as a result of a modification of accounting policies shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Consolidated Secured Debt Ratio" as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Company's EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

        "Consolidated Total Indebtedness" means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

        (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor,

        (2)   to advance or supply funds

          (a)   for the purchase or payment of any such primary obligation, or

          (b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

        (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Company or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the "Certain Covenants—Limitation on Restricted Payments" covenant and are not otherwise applied to make any other Restricted Payment.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

        (1)   increased (without duplication) by:

          (a)   provision for taxes based on income or profits or capital gains, including, without limitation, state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

          (b)   Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

          (c)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

          (d)   any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Credit Facilities and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

          (e)   the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

          (f)    any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

          (g)   the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

          (h)   the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under "Certain Covenants—Transactions with Affiliates"; plus

          (i)    the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or expected to be taken during the period within 12 months after the date the Existing Senior Subordinated Notes were issued (which cost savings shall be added to EBITDA until fully realized and calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable and (y) the aggregate amount of cost savings added pursuant to this clause (i) with respect to any action, shall not exceed the cost savings expected to be realized within 12 months of taking such action (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Fixed Charge Coverage Ratio"); plus

          (j)    the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

          (k)   any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments";

        (2)   decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

        (3)   increased or decreased by (without duplication):

          (a)   any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable,

          (b)   any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

        "EMU" means economic and monetary union as contemplated in the Treaty on European Union.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Company (excluding Disqualified Stock) or any of its direct or indirect parent companies to the extent contributed to the Company as Equity (other than Disqualified Stock), other than:

        (1)   public offerings with respect to the Company's or any direct or indirect parent company's common stock registered on Form S-8;

        (2)   issuances to any Subsidiary of the Company; and

        (3)   any such public or private sale that constitutes an Excluded Contribution.

        "€" means the single currency of participating member states of the EMU.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

        (1)   contributions to its common equity capital, and

        (2)   the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case after the Issue Date and in each case designated as Excluded Contributions pursuant to an officer's certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Existing Senior Subordinated Notes" means the 11.75% Senior Subordinated Notes due 2014 issued by Encore Medical Finance LLC and Encore Medical Finance Corp., pursuant to an indenture, dated November 3, 2006, among Encore Medical Finance LLC and Encore Medical Finance Corp., certain subsidiaries of Encore Medical Finance LLC., as guarantors, and The Bank of New York, as trustee.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis, assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of:

        (1)   Consolidated Interest Expense of such Person for such period;

        (2)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary during such period; and

        (3)   all dividends or other distributions accrued (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on the Issue Date.

        "Government Securities" means securities that are:

        (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

        (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuers' Obligations under the Indenture.

        "Guarantor" means, each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture and its successors and assigns, until released from its obligations under its Guarantee in accordance with the terms of the Indenture.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means, with respect to any Person, without duplication:

        (1)   any indebtedness of such Person, whether or not contingent:

          (a)   in respect of borrowed money;

          (b)   evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

          (c)   representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

          (d)   representing any Hedging Obligations; or

          (e)   during a Suspension Period only, obligations of the lessee for rental payments in respect of Sale and Lease-Back Transactions in an amount equal to the present value of such obligations during the remaining term of the lease using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP.

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

        (2)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

        (3)   to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

        "Initial Purchasers" means Credit Suisse Securities (USA) LLC and Banc of America Securities LLC.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

        (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

        (2)   debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

        (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

        (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "Certain Covenants—Limitation on Restricted Payments":

        (1)   "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

          (a)   the Company "Investment" in such Subsidiary at the time of such redesignation; less

          (b)   the portion (proportionate to the Company equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

        (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

        "Investors" means The Blackstone Group and each of its Affiliates, but not including any of its portfolio companies.

        "Issue Date" means November 20, 2007.

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of "Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the applicable Issuer.

        "Officer's Certificate" means a certificate signed on behalf of an Issuer by an Officer of such Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer that meets the requirements set forth in the Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Subsidiary of the Company or the Trustee.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the "Repurchase at the Option of Holders—Asset Sales" covenant.

        "Permitted Holders" means each of the Investors and members of management of the Company (or its direct parent) on the Issue Date who are holders of Equity Interests of the Company (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies.

        "Permitted Investment" means:

        (1)   any Investment in the Company or any of its Restricted Subsidiaries;

        (2)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

        (3)   any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

          (a)   such Person becomes a Restricted Subsidiary; or

          (b)   such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

        (4)   any Investment in securities or other assets, including earnouts, not constituting cash and Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

        (5)   any Investment existing on the Issue Date;

        (6)   any Investment acquired by the Company or any of its Restricted Subsidiaries:

          (a)   in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

          (b)   as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

        (7)   Hedging Obligations permitted under clause (10) of the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (8)   any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (9)   Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "Certain Covenants—Limitations on Restricted Payments";

        (10) guarantees of Indebtedness of the Company and any Restricted Subsidiary permitted under the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (5) and (9) of such paragraph);

        (12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

        (13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Receivables Facility;

        (15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

        (16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person's purchase of Equity Interests of the Company or any direct or indirect parent company thereof; and

        (17) loans and advances to independent sales persons against commissions not in excess of $15.0 million outstanding at any one time, in the aggregate.

        "Permitted Liens" means, with respect to any Person:

        (1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

        (2)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (3)   Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (4)   Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

        (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

        (6)   Liens securing Indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause);

        (7)   Liens existing on the Issue Date;

        (8)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

        (9)   Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

        (10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

        (12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

        (13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

        (14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

        (15) Liens in favor of the Company, the Co-Issuer or any Guarantor;

        (16) Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company's clients;

        (17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

        (18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided , however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

        (19) deposits made in the ordinary course of business to secure liability to insurance carriers;

        (20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $65.0 million at any one time outstanding;

        (21) Liens securing Indebtedness of any Foreign Subsidiary permitted to be incurred under the Indenture, to the extent such Liens relate only to the assets and properties of such Foreign Subsidiary.

        (22) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "Events of Default and Remedies" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

        (23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

        (24) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

        (25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified

Stock and Preferred Stock"; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

        (26) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

        (27) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

        (28) during a Suspension Period only, Liens securing Indebtedness (other than Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the Senior Notes), including Indebtedness represented by Sale and Leaseback Transactions, in an amount not to exceed 5.0% of Total Assets at any one time outstanding.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Company in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuers which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivables Facility" means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Receivables Subsidiary" means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

        "Registration Rights Agreement" means the Registration Rights Agreement with respect to the Notes dated as of the Issue Date, among the Issuers, the Guarantors and the Initial Purchasers.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuers.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company (including the Co-Issuer and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Credit Facilities" means the Credit Facility under the Credit Agreement to be entered into as of the Issue Date by and among the Company, the Guarantors, the lenders party thereto in their capacities as lenders thereunder and Credit Suisse, Cayman Islands Branch, as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "Senior Indebtedness" means:

        (1)   all Indebtedness of the Issuers or any Guarantor outstanding under the Senior Credit Facilities (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuers or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuers or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

        (2)   all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

        (3)   any other Indebtedness of the Issuers or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinate in right of payment to the Notes or any related Guarantee; and

        (4)   all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

          (a)   any obligation of such Person to the Issuers or any of its Subsidiaries;

          (b)   any liability for federal, state, local or other taxes owed or owing by such Person;

          (c)   any accounts payable or other liability to trade creditors arising in the ordinary course of business;

          (d)   any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

          (e)   that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however, that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness or their agent or representative (i) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (ii) shall have received a certificate from an officer of the Company to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture; or

          (f)    any obligation under the Existing Senior Subordinated Notes.

        "Significant Subsidiary" means (i) the Co-Issuer and (ii) any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Sponsor Management Agreement" means the management agreement between certain of the management companies associated with the Investors and the Company and/or one of its direct or indirect parent companies as in effect on the Issue Date.

        "Subordinated Indebtedness" means, with respect to the Notes,

        (1)   any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Notes, and

        (2)   any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

        "Subsidiary" means, with respect to any Person:

        (1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

        (2)   any partnership, joint venture, limited liability company or similar entity of which

          (a)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

          (b)   such Person or any Restricted Subsidiary of such Person is a general partner or otherwise controls such entity.

        "Total Assets" means the total assets of the Company, except where expressly provided otherwise, and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of such other Person.

        "Total Tangible Assets" of any Person means the total assets of such Person and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves) on a consolidated basis, after deducting therefrom all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as shown on the most recent balance sheet of such Person.

        "Transaction" means the merger contemplated by the Transaction Agreement, the issuance of the Notes and borrowings under the Senior Credit Facilities on the Issue Date to finance the merger and repay certain debt as described in the prospectus under "Transactions."

        "Transaction Agreement" means the Agreement and Plan of Merger, dated as of July 15, 2007, by and among DJO Finance LLC (f/k/a ReAble Therapeutics Finance LLC), Reaction Acquisition Merger Sub, Inc. and DJO Opco Holdings, Inc. (f/k/a DJO Incorporated), as the same may be amended prior to the Issue Date.

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to November 15, 2011; provided, however , that if the period from the Redemption Date to November 15, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-777bbbb).

        "Unrestricted Subsidiary" means:

        (1)   any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

        (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary of the Company, other than the Co-Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

        (1)   any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

        (2)   such designation complies with the covenants described under "Certain Covenants—Limitation on Restricted Payments"; and

        (3)   each of:

          (a)   the Subsidiary to be so designated; and

          (b)   its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

        The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

        (1)   the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

        (2)   the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        Any such designation by the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

        (1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

        (2)   the sum of all such payments.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

        The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

        In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement for the exchange offer is declared effective, (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities and (iii) the date on which all the notes covered by such registration statement have been sold pursuant to the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with Blackstone.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

        On November 20, 2007, we dismissed KPMG LLP ("KPMG") as our independent registered public accounting firm and engaged Ernst & Young LLP ("E&Y") as our new independent registered public accounting firm to audit our financial statements for the fiscal year ended December 31, 2007. Our decision to change our independent registered public accounting firm was the result of a competitive bidding process subsequent to the DJO Merger. The decision to dismiss KPMG and engage E&Y was made and approved by the Audit Committee of our Board of Directors. The services provided by E&Y consist of auditing financial statements and reviewing filings with the SEC as permitted under the Sarbanes-Oxley Act of 2002.

        The reports of KPMG on our financial statements for the Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, and the Successor period November 4, 2006 though December 31, 2006 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles with the exception of the following notes contained in the audit report for fiscal year ended December 31, 2006: (i) As discussed in Note 1 to the audited consolidated financial statements, effective November 3, 2006, all of the outstanding stock of DJO was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable and (ii) As discussed in Note 1 to the audited consolidated financial statements, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of January 1, 2006.

        During the Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, and during the Successor period November 4, 2006 through December 31, 2006, and through November 20, 2007, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused them to make reference thereto in their reports on our financial statements for such years. During the Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, and during the Successor period November 4, 2006 through December 31, 2006, and through November 20, 2007, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

        Prior to the engagement of E&Y, neither us nor someone on our behalf had consulted with E&Y during our Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, and during our Successor period November 4, 2006 through December 31, 2006, and through November 20, 2007, in any matter regarding: (A) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither was a written report provided to us nor was oral advice provided that E&Y concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (B) the subject of either a disagreement or a reportable event defined in Item 304(a)(1)(iv) and (v) of Regulation S-K.

EXPERTS

        The consolidated financial statements of DJOFL and subsidiaries at December 31, 2007, and for the year ended December 31, 2007 appearing in this prospectus and registration statement have been audited by E&Y, independent registered public accounting firm, set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheet of DJOFL and subsidiaries (formerly ReAble Therapeutics Finance LLC) as of December 31, 2006, and the related consolidated statements of operations, changes in membership equity and comprehensive loss, and cash flows for the period from November 4, 2006 through December 31, 2006, and the consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows of ReAble Therapeutics, Inc. for the period from January 1, 2006 through November 3, 2006, and the year ended December 31, 2005 included in this prospectus, have been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus. The report from the independent registered public accounting firm covering these consolidated financial statements contains explanatory paragraphs related to (1) the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of January 1, 2006 and (2) that as a result of a business combination accounted for as a purchase, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

        The consolidated financial statements of DJO Opco (formerly DJO Incorporated) as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by E&Y, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Aircast Incorporated as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the period from October 22, 2004 through December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined financial statements of Aircast, Inc. and Aircast International Sales, LLC as of December 7, 2004 and December 31, 2003 and for the period from January 1, 2004 through December 7, 2004 and for the year ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov). However, any such information filed with the SEC does not constitute a part of this prospectus.

        So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

DJO FINANCE LLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-3
Report of KPMG LLP, Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets at December 31, 2007 and 2006	F-5
Consolidated Statements of Operations for the Successor Year Ended December 31, 2007 and for the Period November 4, 2006 through December 31, 2006	F-6
Consolidated Statements of Operations for the Predecessor Period January 1, 2006 through November 3, 2006 and for the Year Ended December 31, 2005	F-6
Consolidated Statements of Changes in Membership Equity and Comprehensive Loss for the Successor Year Ended December 31, 2007 and for the Period November 4, 2006 through December 31, 2006	F-7
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss) for the Predecessor Period January 1, 2006 through November 3, 2006 and for the Year Ended December 31, 2005	F-7
Consolidated Statements of Cash Flows for the Successor Year Ended December 31, 2007 and the Period November 4, 2006 through December 31, 2006	F-9
Consolidated Statements of Cash Flows for the Predecessor Period January 1, 2006 through November 3, 2006, and for the Year Ended December 31, 2005	F-9
Notes to Consolidated Financial Statements	F-11
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of March 29, 2008 and December 31, 2007	F-69
Unaudited Condensed Consolidated Statements of Operations for the three month periods ended March 29, 2008 and March 31, 2007	F-70
Unaudited Condensed Consolidated Statements of Cash Flows for the three month periods ended March 29, 2008 and March 31, 2007	F-71
Notes to Unaudited Condensed Consolidated Financial Statements	F-72
DJO INCORPORATED
Audited Consolidated Financial Statements:
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-100
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-101
Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004	F-102
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2006, 2005 and 2004	F-103
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-104
Notes to Consolidated Financial Statements	F-105
Unaudited Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of September 29, 2007 and December 31, 2006	F-137
Condensed Consolidated Statements of Income for the Three and Nine Months Ended September 29, 2007 and September 30, 2006	F-138
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 29, 2007 and September 30, 2006	F-139
Notes to Condensed Consolidated Financial Statements	F-140

AIRCAST
Audited Combined Financial Statements and Other Financial Information for Aircast, Inc. and Aircast International Sales, LLC for the Period from January 1, 2004 to December 7, 2004 and the Year Ended December 31, 2003:
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-155
Combined Financial Statements
Combined Balance Sheets	F-156
Combined Statements of Income	F-157
Combined Statements of Changes in Stockholders' and Members' Equity	F-158
Combined Statements of Cash Flows	F-159
Notes to Combined Financial Statements	F-160
Other Financial Information
Combining Balance Sheet	F-173
Combining Statement of Income	F-174
Audited Consolidated Financial Statements for Aircast Incorporated for the Year Ended December 31, 2005 and the Period from October 22, 2004 (inception) to December 31, 2004:
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-175
Consolidated Balance Sheets	F-176
Consolidated Statements of Operations	F-177
Consolidated Statements of Changes in Stockholders' (Deficit) Equity	F-178
Consolidated Statements of Cash Flows	F-179
Notes to Consolidated Financial Statements	F-180

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
DJO Finance LLC

        We have audited the accompanying consolidated balance sheet of DJO Finance LLC and subsidiaries as of December 31, 2007 and the related consolidated statements of operations, changes in membership equity and comprehensive loss, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 21(b). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DJO Finance LLC and subsidiaries at December 31, 2007 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Diego, California
March 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
DJO Finance LLC

        We have audited the accompanying consolidated balance sheet of DJO Finance LLC and subsidiaries (formerly ReAble Therapeutics Finance LLC) (the "Successor") as of December 31, 2006 and the related consolidated statements of operations, changes in membership equity and comprehensive loss, and cash flows for the period from November 4, 2006 through December 31, 2006 and the consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows of ReAble Therapeutics, Inc. ("RTI") for the period January 1, 2006 through November 3, 2006 and for the year ended December 31, 2005. In connection with our audit of the consolidated financial statements, we have also audited financial statement schedule II as it relates to 2006 and 2005. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Successor as of December 31, 2006, and the results of its operations and its cash flows for the period from November 4, 2006 through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the consolidated financial statements referred to above present fairly in all material respects, the results of operations and cash flows of RTI for the period from January 1, 2006 through November 3, 2006 and for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 1 to the consolidated financial statements, effective November 3, 2006, all of the outstanding stock of RTI was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, as of January 1, 2006.

/s/ KPMG LLP

Austin, Texas
March 30, 2007, except as to Note 11, which is as of March 25, 2008

DJO Finance LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$63,471	$30,903
Accounts receivable, net	154,767	68,894
Inventories, net	110,904	67,673
Deferred tax assets, net	28,999	25,734
Prepaid expenses and other current assets	17,319	11,607

Total current assets	375,460	204,811
Property and equipment, net	81,645	41,251
Goodwill	1,201,282	475,722
Intangible assets, net	1,360,361	317,242
Other non-current assets	67,524	21,610

Total assets	$3,086,272	$1,060,636

Liabilities, Minority Interests, and Membership Equity
Current liabilities:
Accounts payable	$43,576	$18,895
Accrued expenses	103,767	37,979
Long-term debt and capital leases, current portion	14,209	6,505

Total current liabilities	161,552	63,379
Long-term debt and capital leases, net of current portion	1,818,598	548,037
Deferred tax liabilities, net	386,659	111,232
Other non-current liabilities	13,260	1,871

Total liabilities	2,380,069	724,519

Minority interests	1,215	909
Commitments and contingencies
Membership equity:
Additional paid-in capital	822,854	373,469
Accumulated deficit	(124,056)	(41,634)
Accumulated other comprehensive income	6,190	3,373

Total membership equity	704,988	335,208

Total liabilities, minority interests, and membership equity	$3,086,272	$1,060,636

See accompanying notes to consolidated financial statements.

DJO Finance LLC and Subsidiaries

Consolidated Statements of Operations

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Net sales	$492,134	$57,902	$304,383	$293,726
Cost of sales	205,864	26,787	127,280	115,373

Gross profit	286,270	31,115	177,103	178,353
Operating expenses:
Selling, general and administrative	271,163	41,099	179,164	120,036
Research and development	21,047	28,128	14,772	9,577
Amortization of acquired intangibles	33,496	4,035	5,965	5,053

Operating income (loss)	(39,436)	(42,147)	(22,798)	43,687
Other income (expense):
Interest income	1,132	312	527	393
Interest expense	(72,409)	(8,611)	(26,008)	(28,509)
Other income (expense), net	742	133	(23)	(23)
Loss on early extinguishment of debt	(14,539)	—	(9,154)	—

Income (loss) from continuing operations before income taxes and minority interests	(124,510)	(50,313)	(57,456)	15,548
Provision (benefit) for income taxes	(42,503)	(8,756)	(11,452)	6,061
Minority interests	415	39	158	140

Income (loss) from continuing operations	(82,422)	(41,596)	(46,162)	9,347
Discontinued operations:
Gain on disposal of discontinued operations (net of income tax expense of $1,563 in 2005)	—	—	—	2,445
Income (loss) from discontinued operations (net of income tax provision (benefit) of $0, ($25), ($394) and $341, respectively)	—	(38)	(614)	538

Net income (loss)	$(82,422)	$(41,634)	$(46,776)	$12,330

See accompanying notes to consolidated financial statements.

DJO Finance LLC and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity, Membership Equity,
and Comprehensive Income (Loss)

(in thousands)

	Successor	Predecessor
	Additional Paid-In Capital	Common Stock		Additional Paid-In Capital	Notes Received for Sale of Common Stock	Cost of Repurchased Stock		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity and Membership Equity
		Shares	Amount			Shares	Amount
Predecessor:
Balance at December 31, 2004		20,777	$21	$154,925	$(948)	(204)	$(1,647)	$3,576	$4,390	$160,317
Net income		—	—	—	—	—	—	12,330	—	12,330
Foreign currency translation adjustments		—	—	—	—	—	—	—	(6,781)	(6,781)
Change in fair value of derivatives		—	—	—	—	—	—	—	634	634

Comprehensive income		—	—	—	—	—	—	—	—	6,183
Equity awards		—	—	105	—	—	—	—	—	105
Exercise of common stock options		64	—	355	—	—	—	—	—	355
Tax benefit associated with stock options		—	—	45	—	—	—	—	—	45
Note payments		—	—	—	102	—	—	—	—	102

Balance at December 31, 2005		20,841	21	155,430	(846)	(204)	(1,647)	15,906	(1,757)	167,107

Net loss		—	—	—	—	—	—	(46,776)	—	(46,776)
Change in fair value of derivatives		—	—	—	—	—	—	—	(464)	(464)
Foreign currency translation adjustment		—	—	—	—	—	—	—	5,077	5,077

Comprehensive loss		—	—	—	—	—	—	—	—	(42,163)
Issuance of common stock and options in connection with the Compex acquisition		7,267	7	99,308	—	—	—	—	—	99,315
Equity awards		—	—	10,460	—	—	—	—	—	10,460
Exercise of common stock options		1,070	1	9,001	—	—	—	—	—	9,002
Tax benefit associated with stock options		—	—	524	—	—	—	—	—	524
Note payments		—	—	—	846	—	—	—	—	846

Balance at November 3, 2006		29,178	$29	$274,723	$—	(204)	$(1,647)	(30,870)	2,856	245,091

DJO Finance LLC and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity, Membership Equity,
and Comprehensive Income (Loss) (Continued)

(in thousands)

Successor:
Net loss	$—	(41,634)	—	(41,634)
Foreign currency translation adjustments	—	—	3,373	3,373

Comprehensive loss	—	—	—	(38,261)
Equity awards	105	—	—	105
Capital contribution—Cefar acquisition	9,464	—	—	9,464
Issuance of management rollover options	6,900			6,900
Investment by Parent	357,000	—	—	357,000

Balance at December 31, 2006	373,469	(41,634)	3,373	335,208

Net loss	—	(82,422)	—	(82,422)
Change in fair value of derivatives, net of tax of $1,529	—	—	(2,383)	(2,383)
Foreign currency translation adjustments	—	—	5,200	5,200

Comprehensive loss	—	—	—	(79,605)
Repurchase of Prior Transaction Management Rollover Options	(1,248)	—	—	(1,248)
Equity awards	1,541	—	—	1,541
Reversal of tax benefit associated with stock options	(985)	—	—	(985)
Issuance of management rollover options	15,478			15,478
Investment by Parent	434,599	—	—	434,599

Balance at December 31, 2007	$822,854	$(124,056)	$6,190	$704,988

See accompanying notes to consolidated financial statements.

DJO Finance LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
OPERATING ACTIVITIES:
Net income (loss)	$(82,422)	$(41,634)	$(46,776)	$12,330
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	14,744	2,369	8,839	8,696
Amortization of intangibles	33,496	4,035	5,965	5,053
Amortization of debt issuance costs	4,862	654	1,765	2,177
Non-cash loss on early extinguishment of debt	9,744	—	9,154	—
Non-cash interest expense	—	—	91	100
Stock-based compensation	1,541	105	10,631	160
Asset impairments and loss on disposal of assets	682	1,228	388	1,375
Deferred income taxes	(47,221)	(8,842)	(13,284)	(2,930)
Provision for doubtful accounts and sales returns	22,428	513	21,763	6,108
Inventory reserves	3,580	957	7,563	4,810
Minority interests	415	39	158	140
Excess tax benefit associated with stock option exercises	(370)	—	(2,543)	45
Acquired in-process research and development	3,000	25,200	3,897	—
Net effect of discontinued operations, net of gain on disposal	378	457	5,155	(2,382)
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(15,301)	6,061	5,503	(8,365)
Inventories	7,075	2,911	(9,734)	(12,570)
Prepaid expenses, other assets and liabilities	1,567	2,642	(1,818)	2,439
Accounts payable and accrued expenses	13,043	(12,524)	9,958	2,374

Net cash (used in) provided by operating activities	(28,759)	(15,829)	16,675	19,560
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	(1,313,110)	(13,008)	(1,793)	(21,648)
Acquisition of ReAble (Prior Transaction)	—	(522,072)	—	—
Purchases of property and equipment	(13,962)	(1,331)	(12,304)	(8,010)
Proceeds from sale of assets	4,591	—	69	8
Proceeds from sale of discontinued operations	—	—	—	9,291
Other	(583)	—	(244)	(5)

Net cash used in investing activities	(1,323,064)	(536,411)	(14,272)	(20,364)

DJO Finance LLC and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(in thousands)

FINANCING ACTIVITIES:
Investment by Parent	434,599	357,000	—	—
Proceeds from long-term obligations	1,724,350	550,370	25,300	14,700
Retirement of debt and payments on long-term obligations	(718,421)	(336,113)	(25,420)	(15,555)
Payment of debt issuance costs	(55,866)	(20,818)	(10)	(642)
Excess tax benefit associated with stock option exercises	370	—	2,543	—
Repurchase of Prior Transaction Management Rollover Options	(1,248)	—	—	—
Dividend paid to minority interests	(226)	—	—	(198)
Proceeds from issuance of common stock	—	—	9,002	355
Proceeds from notes received for sale of common stock	—	—	846	102

Net cash provided by (used in) financing activities	1,383,558	550,439	12,261	(1,238)
Effect of exchange rate changes on cash and cash equivalents	833	274	566	(647)

Net increase (decrease) in cash and cash equivalents	32,568	(1,527)	15,230	(2,689)
Cash and cash equivalents at beginning of period	30,903	32,430	17,200	19,889

Cash and cash equivalents at end of period	$63,471	$30,903	$32,430	$17,200

Supplemental disclosures of cash flow information:
Cash paid for interest	$70,249	$3,446	$26,584	$25,476
Cash paid for income taxes	$912	$606	$4,576	$12,377
Non-cash investing and financing activities:
Capital lease obligations related to equipment leases	$328	$—	$384	$255
Issuance of management rollover options	$15,478	$6,900	$—	$—
Issuance of common stock in connection with acquisition of businesses	$—	$9,464	$99,315	$—

See accompanying notes to consolidated financial statements.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

        Basis of Presentation and Principles of Consolidation.    We are a global provider of high-quality, orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        We currently market and distribute our products through three operating segments, Domestic Rehabilitation, International Rehabilitation, and Surgical Implant. Our Domestic and International Rehabilitation Segments offer non-invasive medical products that are used before and after surgery to assist in the repair and rehabilitation of soft tissue and bone, and to protect against further injury; electrotherapy devices and accessories used to treat pain and restore muscle function; iontophoretic devices and accessories used to deliver medication; clinical therapy tables, traction equipment and other clinical therapy equipment; orthotic devices used to treat joint and spine conditions; orthopedic soft goods; rigid knee braces; and vascular systems which include products intended to prevent deep vein thrombosis following surgery. Our Surgical Implant Segment offers a comprehensive suite of reconstructive joint products.

        On November 20, 2007, a subsidiary of ReAble Therapeutics Inc. ("ReAble" or "Parent") was merged into DJO Opco Holdings, Inc. ("DJO Opco"), with DJO Opco continuing as the surviving corporation (the "DJO Merger"). As a result of the DJO Merger, DJO Opco became a subsidiary of ReAble Therapeutics Finance LLC, the entity filing this prospectus, which was itself a subsidiary of ReAble. Following the DJO Merger, ReAble was renamed DJO Incorporated ("DJO"), ReAble Therapeutics Finance LLC was renamed DJO Finance LLC ("DJOFL" or "Successor") and ReAble Finance Corporation, the co-issuer of both 10.875% senior notes and 11.75% senior subordinated notes (See Note 8), was renamed DJO Finance Corporation ("Finco").

        On November 3, 2006, an affiliate of Blackstone Capital Partners V L.P. ("Blackstone") acquired all of the outstanding shares of capital stock of ReAble in a merger transaction (the "Prior Transaction"). See further description of the Prior Transaction under Note 2. For purposes of discussing the Prior Transaction in the audited consolidated financial statements, we refer to DJO as ReAble or "Predecessor". Except as otherwise indicated, references to "us", "we", "our", "DJO", or "our Company", refers to DJO and its consolidated subsidiaries.

        DJOFL directly or indirectly through its subsidiaries, owns all of the operating assets of DJO. The accompanying consolidated financial statements include the accounts of DJOFL, and its wholly owned subsidiaries and those entities in which we hold a controlling interest from the date of the Prior Transaction. Prior to the date of the Prior Transaction, the financial statements reflect the accounts and activities of the Predecessor. The Successor period reflects the acquisition of ReAble using the purchase method of accounting pursuant to the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations". The Predecessor results of ReAble are not comparable to the Successor results of DJOFL due to the difference in basis of presentation incorporating the Prior

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Transaction purchase accounting as compared to historical cost for the Predecessor. Minority interests reflect the 50% ownership of Medireha GmbH ("Medireha") not owned by us, which we have consolidated due to our controlling interest. Our controlling interest consists of our 50% ownership and our control of one of the two director seats, our rights to prohibit certain business activities that are not consistent with our plans for the business and our exclusive distribution rights for products manufactured by Medireha. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to contractual allowances, doubtful accounts, inventories, rebates, product returns, warranty obligations, income taxes, intangible assets and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

        Cash and Cash Equivalents.    Cash consists of deposits with financial institutions. We consider all short-term, highly liquid investments and investments in money market funds and commercial paper with original maturities of less than three months at the time of purchase to be cash equivalents. While our cash and cash equivalents are on deposit with high-quality institutions, such deposits exceed FDIC insured limits.

        Allowance for Doubtful Accounts.    We make estimates of the collectibility of accounts receivable. Management analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

        Sales Returns and Allowances.    We make estimates of the amount of sales returns and allowances that will eventually be incurred. Management analyzes sales programs that are in effect, contractual arrangements, market acceptance and historical trends when evaluating the adequacy of sales returns and allowance accounts. We estimate contractual discounts and allowances for reimbursement amounts from our third-party payor customers based on negotiated contracts and historical experience.

        Inventories.    Inventory is valued at the lower of cost or market, with cost generally determined using the average cost method. We establish reserves for slow moving and excess inventory, product obsolescence, shrinkage and other valuation impairments based on future demand and historical experience.

        Property and Equipment.    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets that range from three to twenty-five years. Leasehold improvements and assets subject to capital leases are amortized using the straight-line method over the terms of the leases or lives of the assets, if shorter. We capitalize surgical implant

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

instruments that we provide to surgeons, free of charge, for use while implanting our products and the related depreciation expense is recorded as a component of selling, general and administrative expense. We also capitalize electrotherapy devices that we rent to patients and record the related depreciation expense in cost of sales. Maintenance and repairs are expensed as incurred.

        Computer Software Costs.    Software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from three to seven years. During the development stage of internally developed software applications, we capitalize related costs including external consulting costs, cost of software licenses, and internal payroll and payroll-related costs for employees who are directly associated with a software project. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. Upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. We have unamortized capitalized computer software costs aggregating $5.6 million and $0.6 million at December 31, 2007 and 2006, respectively. Software maintenance, training and data conversion costs are expensed in the period in which they are incurred. Amortization expense related to capitalized computer software was approximately $0.9 million, $0.2 million, $0.7 million, and $0.7 million for the Successor year ended December 31, 2007 and the period November 4, 2006 through December 31, 2006, and the Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, respectively.

        Impairment of Long-Lived Assets.    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as amount by which the carrying amount of the assets exceed the undiscounted future net cash flows. Assets to be disposed of are reported at the lower of the carrying amount or estimated sale value less estimated costs to sell.

        Goodwill and Intangible Assets.    Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. Identifiable intangible assets consist of trademarks, trade names, patents, distribution networks, intellectual property, non-compete agreements and customer lists and are carried at fair value on date of purchase less accumulated amortization. Amortization of identifiable intangibles is computed using the straight-line method over periods ranging from one to twelve years. On an annual basis, and between annual tests in certain circumstances, we review our goodwill and intangible assets to determine if there has been any change in the respective useful lives of intangible assets, or whether there has been impairment of these assets.

        Debt Issuance Costs.    Debt issuance costs are capitalized and are included in other non-current assets on our consolidated balance sheet. We amortize these costs over the lives of the related debt instruments (currently, approximately seven years) and classify the amortization expense with interest expense in the accompanying consolidated statements of operations.

        Warranty Costs.    We provide expressed warranties on certain products for periods typically ranging from one to three years. We estimate our warranty obligations at the time of sale based upon historical experience and known product issues, if any.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

        Activity in our warranty reserves were as follows (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Beginning balance	$1,348	$1,275	$643	$370
Amount charged to expense for estimated warranty costs	509	260	1,354	1,079
Deductions for actual costs incurred	(454)	(187)	(1,040)	(806)
Acquired through business acquisitions	317	—	318	—

Ending balance	$1,720	$1,348	$1,275	$643

        Self Insurance.    We are partially self insured for certain employee health benefits and product liability claims. Accruals for losses are provided based upon claims experience and actuarial assumptions, including provisions for incurred but not reported losses.

        Revenue Recognition.    We recognize revenue pursuant to Staff Accounting Bulletin No. 104, Revenue Recognition. Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

        We reduce revenue by estimates of potential future product returns and other allowances. Revenues are also reduced by rebates related to sales transacted through distribution agreements that provide the distributors with a right to return inventory or take certain pricing adjustments based on sales mix or volume. Provisions for product returns and other allowances are recorded as a reduction to revenue in the period sales are recognized.

        Advertising Costs.    We expense advertising costs as they are incurred. For the Successor year ended December 31, 2007 and the period November 4, 2006 through December 31, 2006, advertising costs were approximately $3.9 million and $0.7 million, respectively. For the Predecessor period January 1, 2006 through November 3, 2006 and the year ending December 31, 2005, such costs approximated $5.6 million and $3.1 million, respectively.

        Stock Based Compensation.    We maintain a stock option plan and account for related compensation expense. Effective January 1, 2006, we adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" ("SFAS 123(R)") using the modified prospective method, in which compensation expense was recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

        As permitted under SFAS 123(R), we elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for stock-based awards to employees prior to January 1, 2006. Under APB 25, compensation

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

expense for stock options was measured as the excess, if any, of the market price of common stock at the date of grant over the exercise price. Historically, we did not recognize any compensation expense under APB 25.

        Prior to the adoption of SFAS 123(R), we presented the tax savings related to tax deductions resulting from the exercise of stock options as operating cash flows, in accordance with Emerging Issues Task Force Issue No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." SFAS 123(R) requires recognition of the net tax savings resulting from such tax deductions in the financial statements as financing cash flows.

        With the adoption of SFAS 123(R), we elected to amortize stock-based compensation for service-based awards granted on or after the adoption of SFAS 123(R) on a straight-line basis over the requisite service (vesting) period for the entire award. Other awards vest over a specified performance period from the date of grant upon the achievement of certain pre-determined performance targets over time and compensation expense is recognized to the extent the achievement of the performance targets is deemed probable.

        Refer to Note 10 for further discussion.

        Income Taxes.    We account for income taxes under the asset and liability method as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year in which the differences are expected to be recognized. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized.

        In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 ("FIN 48")". This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 beginning with the year ended December 31, 2006. The adoption of FIN 48 did not have a material effect on our results of operations and financial condition (see Note 12 to our audited consolidated financial statements).

        Foreign Currency Translation.    The financial statements of our international subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of consolidated membership equity or stockholders equity for Predecessor periods. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statements of operations as either a component of costs of goods sold or other income or expense, depending on the nature of the transaction.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

        Derivatives and Hedging Activities.    We use derivative financial instruments to manage the risk of fluctuations in interest rates and foreign currency exchange rates. We evaluate the amount at risk, risk tolerance, cost of the derivative, and our targeted mix of fixed and floating rates before entering into hedging activities. On occasion we use forward contracts to hedge foreign currency cash flows and interest rate swaps to hedge interest expense. Derivatives are recorded on the balance sheet and measured at fair value. Gains and losses on cash flow hedges that qualify for hedge accounting treatment are reported in accumulated other comprehensive income and are only reported in current income when rate fluctuations of the hedged items are reported. Any ineffective portion of the derivative's change in fair value is directly recognized in current income. We do not enter into derivative instruments for speculative or trading purposes.

        Comprehensive Income (Loss).    Comprehensive income (loss) includes net income and other comprehensive income. Other comprehensive income (loss) refers to unrealized gains and losses that are excluded from current earnings and are recorded directly as an adjustment to stockholders' equity/membership equity. These gains and losses often fluctuate before being realized, and are often long-term in nature. Our other comprehensive income (loss) is comprised of foreign currency translation adjustments and unrealized interest rate hedge gains and losses, net of tax.

        Concentration of Credit Risk.    We sell the majority of our products in the United States to orthopedic professionals, hospitals, distributors, specialty dealers, insurance companies, managed care companies and certain governmental payors such as Medicare. International sales comprised 27.0%, 29.1%, 22.9%, and 21.5% of our net revenues for the Successor year ended December 31, 2007 and the period November 4, 2006 through December 31, 2006 and for the Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, respectively. International sales are generated from a diverse group of customers through our wholly owned subsidiaries and certain independent distributors. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. We provide a reserve for estimated bad debts. Management reviews and revises its estimates for credit losses from time to time and such credit losses have generally been within management's estimates.

        During the three years ending December 31, 2007, we had no individual customer or distributor that accounted for 10% or more of our total annual revenues.

        Fair Value of Financial Instruments.    The carrying amounts of our short-term financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair values due to their short-term nature. The fair values of our variable rate debt, including borrowings under our New Senior Secured Credit Facility, approximate carrying value due to the variable interest rate features on these instruments. We estimated the fair value of our long-term fixed rate notes based on trading prices for the notes on or near December 31, 2007 and 2006 (see Note 8).

        Reclassifications.    The consolidated financial statements and accompanying footnotes reflect certain reclassifications, including (i) the reclassification of certain shipping costs from selling, general and administrative expenses to cost of sales, (ii) the reclassification of income taxes receivable from accounts receivable to other current assets, and (iii) the reclassification of restricted cash to other non-current assets. These reclassifications have been made to prior year consolidated financial statements to conform to the current year presentation.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

  Recent Accounting Pronouncements

        In December 2007, the FASB issued Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" which requires entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. The statement is effective for fiscal years beginning after December 5, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In December 2007, the FASB issued Statement No. 141 (Revised), "Business Combinations" which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The statement is effective for fiscal years beginning after December 13, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No. 115" which permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. We will adopt this statement as of the beginning of 2008 and are currently assessing the potential impact of adoption.

        In September 2006, the FASB issued Statement No. 157, "Fair Value Measurement" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. We will adopt this statement as of the beginning of fiscal 2008 and are currently assessing the potential impact of adoption.

2. ACQUISITIONS AND OTHER TRANSACTIONS

        Since the beginning of 2005, we have completed eight acquisitions. We believe that the acquisition of these businesses has allowed us to serve our patients, and their professional caregivers more effectively. In addition, through the acquisition of these businesses, we have achieved and expect to continue to achieve certain synergies that should reduce our manufacturing costs and selling and distribution costs, and enhance our product offering and research and development efforts.

        We account for acquisitions in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"). The results of operations attributable to each acquisition are included in the audited consolidated financial statements from the date of acquisition.

Acquisition of DJO Opco Holdings, Inc.

        On July 15, 2007, we entered into an Agreement and Plan of Merger (the "DJO Merger Agreement") with DJO Opco, formerly known as DJO Incorporated, in a merger transaction (the "DJO Merger") pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 (the "per share merger consideration") in cash for each share of common stock of DJO Opco they then held),

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

$15.2 million related to the fair value of rollover options as explained below, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by Blackstone, borrowings under our new senior secured credit facility (the "New Senior Secured Credit Facility"), and proceeds from newly issued 10.875% senior notes due 2014 (the "10.875% Notes") (see Note 8 for further information).

        Except for certain options held by certain members of DJO Opco management who chose to rollover their options, each outstanding option to purchase common stock of DJO Opco was cancelled in exchange for the right to receive, for each share of common stock of DJO Opco issuable upon exercise of such option, cash in the amount equal to the excess of $50.25 over the exercise price per share of any such options, multiplied by the number of shares of common stock for which such option was exercisable immediately prior to the effective time of the DJO Merger. Former holders of options to acquire DJO Opco's common stock received an aggregate of $47.8 million in cash in exchange for their options in the DJO Merger, and was included as part of the total purchase consideration of the DJO Merger. Certain members of DJO Opco management elected to rollover certain options held by them that had not been exercised at or prior to the effective time of the DJO Merger. Such rollover options were converted to options to purchase 1,912,577 shares of DJO's common stock (the "DJO Merger Management Rollover Options"). The fair value of these fully vested options approximated $15.2 million and was recorded as a component of the cost of the acquisition.

        The following capitalization and financing transactions occurred in connection with the DJO Merger:

  •
  Blackstone made a cash equity contribution of $434.6 million;

  •
  DJOFL entered into the New Senior Secured Credit Facility, which provided for a senior secured term loan facility of $1,065.0 million, all of which was borrowed at closing of the DJO Merger, and a new revolving loan facility of $100.0 million, of which no amount was drawn at the closing of the DJO Merger. The Company issued the new term loan at a 1.2% discount resulting in net proceeds of approximately $1,052.4 million (see Note 8).

  •
  DJOFL and Finco, as co-issuers, issued $575.0 million aggregate principal amount of the 10.875% Notes (see Note 8).

        The proceeds from the capitalization and financing transactions described above were used to:

  •
  pay cash of approximately $1.2 billion to holders of the outstanding shares of common stock and outstanding stock options of DJO Opco immediately prior to the effective time of the DJO Merger (other than the DJO Merger Management Rollover Options);

  •
  repay approximately $430.9 million of indebtedness under our then existing credit facility (the "Old Senior Secured Credit Facility") and accrued interest thereon of $1.3 million. We recorded approximately $9.7 million of expense related to the unamortized debt issuance costs associated with the Old Senior Secured Credit Facility;

  •
  repay approximately $271.5 million of outstanding indebtedness under DJO Opco's senior secured credit facilities existing at the time of the DJO Merger, including accrued interest thereon of $0.4 million;

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

  •
  pay fees and expenses of the DJO Merger and related debt financing costs of approximately $25.7 million and $54.7 million, respectively. The fees and expenses related to the DJO Merger were accounted for as part of the merger purchase consideration, with the exception of $2.9 million of fees that were expensed related to alternative financing that was not used. The fees and expenses related to the debt financing have been capitalized as non-current assets in the consolidated balance sheet at December 31, 2007 and are being amortized over the terms of the related debt instruments;

  •
  pay approximately $9.2 million of fees and expenses incurred by DJO Opco prior to the effective time of the DJO Merger; and

  •
  pay $4.8 million in cash related to the termination of interest rate swaps in connection with the repayment of the Company's Old Senior Secured Credit Facility, which was recorded as interest expense in the consolidated statement of operations.

        In connection with the DJO Merger, we also agreed to pay approximately $5.6 million of retention bonuses to certain of our executive officers and senior management team members, of which $2.8 million was paid in January 2008 and the remainder is to be paid in January 2009, subject to certain conditions. We are recording the expense ratably as selling, general and administrative in our consolidated statement of operations over the period from the date of the DJO Merger through December 31, 2008, including $0.5 million for the twelve months ended December 31, 2007.

        We are currently integrating the operations of ReAble with those of DJO Opco. See Note 13 for further details.

Acquisition of IOMED, Inc.

        On August 9, 2007, a subsidiary of DJOFL acquired IOMED, Inc. ("IOMED"), which develops, manufactures and markets active drug delivery systems used primarily to treat acute local inflammation in the physical and occupational therapy and sports medicine markets. The purchase price was $23.3 million and consisted of $21.1 million in cash payments to former IOMED equity holders at $2.75 per share, $0.8 million related to the fair value of vested stock options that were outstanding at the time of the acquisition, and $1.4 million in direct acquisition costs. The IOMED acquisition was primarily financed with borrowings under our then existing revolving credit facility (see Note 8).

Acquisition of The Saunders Group, Inc.

        On July 2, 2007, a subsidiary of DJOFL completed its purchase of substantially all of the assets of The Saunders Group, Inc. ("Saunders") for total cash consideration of $40.9 million, including $0.9 million of acquisition costs (the "Saunders Acquisition"). Saunders is a supplier of rehabilitation products to physical therapists, chiropractors, athletes, athletic trainers, physicians and patients, with a specialty in patented traction devices, back supports, and equipment for neck and back disorders. The Saunders Acquisition was financed with funds borrowed under our Old Senior Secured Credit Facility (see Note 8).

Acquisition of Cefar AB

        On November 7, 2006, a subsidiary of DJOFL acquired all of the issued and outstanding shares of Cefar AB ("Cefar"), a provider of electrotherapy and rehabilitation devices used for chronic pain, for

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

women's health, for electroacupuncture, and for other rehabilitation activities. The purchase price of $27.1 million was comprised of the payment of $16.3 million in cash, issuance of shares of our common stock valued at $9.5 million, and $1.3 million of acquisition costs. The fair value of the common stock issued was determined as $16.46 per share based on the per share price used in the Prior Transaction. We funded the cash portion of the acquisition with $10.0 million of term loan borrowings under the Old Senior Secured Credit Facility and cash on hand. Pursuant to the terms of the acquisition agreement, additional amounts may be paid to certain of the former stockholders of Cefar if certain EBITDA targets are met by December 31, 2008. During the fourth quarter of 2007, we accrued approximately $4.2 million, with a corresponding increase to goodwill, related to payments we expect to pay to the former stockholders of Cefar based on expected levels of achievement related to the EBITDA targets as specified in the acquisition agreement.

        We have integrated the operations of Cefar with those of Compex SA, the European subsidiary of Compex, acquired in February 2006 (see Note 13).

The Prior Transaction

        On November 3, 2006, Blackstone acquired all of the outstanding shares of capital stock of ReAble. Under the terms of the Agreement and Plan of Merger dated June 30, 2006 ("Blackstone Merger Agreement"). The total purchase price for the Prior Transaction was approximately $529.2 million and consisted of $482.5 million paid to former holders of shares of common stock, $7.2 million related to the fair value of management rollover options that continued to remain as outstanding options to purchase ReAble common stock after the Prior Transaction (the "Prior Transaction Management Rollover Options"), and $39.5 million in direct acquisition costs. The Prior Transaction was financed through a combination of equity contributed by an affiliate of Blackstone, cash on hand of ReAble, borrowings under the Old Senior Secured Credit Facility and proceeds from our 11.75% senior subordinated notes (the "11.75% Notes", see Note 8). Upon the closing of the Prior Transaction, shares of ReAble's common stock ceased to be traded on the NASDAQ Global Market.

        The following capitalization and financing transactions occurred in connection with the Prior Transaction:

  •
  Blackstone made a cash equity contribution of $357.0 million;

  •
  DJOFL entered into the Old Senior Secured Credit Facility that provided for a senior secured term loan facility of $350.0 million, all of which was borrowed at closing of the Prior Transaction, and a revolving loan facility of $50.0 million, of which no amount was drawn at the closing of the Prior Transaction; and

  •
  DJOFL and Finco, as co-issuers, issued $200.0 million aggregate principal amount of the 11.75% Notes.

        The proceeds from the capitalization and financing transactions described above were used to:

  •
  pay cash of approximately $482.5 million to holders of the outstanding shares of common stock and outstanding stock options of ReAble immediately prior to the effective time of the Prior Transaction (other than the Prior Transaction Management Rollover Options);

  •
  repay approximately $170.2 million of indebtedness under our then existing credit facility and accrued interest thereon of $3.4 million;

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

  •
  repurchase $165.0 million aggregate principal amount of 9.75% notes payable (the "9.75% Notes") and pay the related $20.4 million of bond tender premium and consent fees, pursuant to a tender offer and consent solicitation;

  •
  pay fees and expenses of the Prior Transaction and related debt financing costs of approximately $54.0 million and $20.8 million, respectively. Of the approximate $54.0 million fees and expenses related to the Prior Transaction, $13.4 million and $1.1 million was expensed as selling, general and administrative expense in our statements of operations for the period from January 1, 2006 to November 3, 2006 and the period from November 4, 2006 to December 31, 2006, respectively, and $39.5 million, including the $20.4 million bond tender premium and consent fees, were capitalized in purchase accounting and included in the consolidated balance sheet at December 31, 2006. The fees and expenses related to the debt financing were capitalized as non-current assets in the consolidated balance sheet at December 31, 2006 and were amortized over the terms of the related debt instruments;

  •
  payment of $5.5 million of bonuses to certain of our former executive officers, which was recorded as a selling, general and administrative expense in the Successor statement of operations; and

  •
  fund the $13.7 million cash portion of the Cefar acquisition.

        The Predecessor financial statements for the period from January 1, 2006 through November 3, 2006 reflect certain items related to the closing of the Prior Transaction including, but not limited to, the following:

  •
  recognition of $7.5 million of stock-based compensation expense associated with the accelerated vesting of stock options which occurred as a result of the change in control in connection with the consummation of the Prior Transaction;

  •
  recognition of $9.2 million of expense for unamortized debt issuance and debt discount costs associated with the repayment of the then existing senior credit facility and 9.75% Notes;

  •
  recognition of $0.4 million of gain due to the termination of an interest rate swap agreement; and

  •
  recognition of $13.4 million of costs incurred related to the Prior Transaction. Such costs are reflected in selling, general and administrative expenses in the Predecessor's statement of operations for the period from January 1, 2006 to November 3, 2006.

Acquisition of Compex Technologies, Inc.

        On February 24, 2006, pursuant to the terms of a merger agreement dated November 11, 2005, we acquired all of the issued and outstanding shares of Compex Technologies, Inc. ("Compex"), a Minnesota corporation. Compex manufactured and sold a broad line of transcutaneous electrical nerve stimulation ("TENS") and neuromuscular electrical nerve stimulation ("NMES") products used for pain management, rehabilitation, fitness and sports performance enhancement in clinical, home healthcare, sports and occupational medicine settings. The domestic Compex operations were integrated into our Empi division (see Note 13). The total purchase price of approximately $102.9 million was comprised of 7.3 million shares of our common stock valued at $90.0 million,

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

options to purchase 900,000 shares of our common stock valued at $9.3 million, and $3.6 million in acquisition costs. We funded the cash portion of the acquisition with $25.3 million of borrowings.

        Included in the liabilities assumed in the Compex acquisition was a contingent liability relating to litigation against Compex regarding a potential incorrect payment of custom duties and VAT on imported goods prior to the date of the acquisition. On February 6, 2007, a judgment in the dispute with the custom officials was issued by the court which resulted in partial unfavorable rulings for each side. Both sides have appealed the ruling and a final judgment is expected to be received in early 2008. The estimated potential liability in the dispute if the custom officials were to prevail is approximately $1.1 million. Therefore, $1.1 million was recorded as an adjustment to the Compex purchase price with a corresponding increase in goodwill during the fourth quarter of 2006.

        During the second quarter of 2006, additional information was obtained regarding the Compex payor mix and its accounts receivable collection rates and trends, which resulted in a change in our estimate of the value of the acquired accounts receivable and a $5.6 million charge to the reserve account. In addition, during December 2006, in conjunction with the completion of a strategic review and assessment of various options related to ongoing efforts to collect the remaining Compex accounts receivable, the decision was made to outsource the collection effort to a third party. Based on collection estimates provided by the third party collection company, in the fourth quarter of 2006, we recorded an additional adjustment to the carrying value of accounts receivable in the amount of $19.8 million. These adjustments resulted in a reduction in our net revenues and gross margin of $11.4 million, a reduction in operating and pre-tax income of $25.4 million, and a reduction of our net income by approximately $15.5 million for the predecessor period January 1, 2006 through November 3, 2006.

Acquisition of OTI

        On February 22, 2005, we acquired substantially all of the assets of OTI, which included a line of spinal implant products and several knee and hip implant products. The total purchase price for the OTI assets of approximately $15.7 million was comprised of approximately $14.5 million payable in cash to OTI and $1.2 million in acquisition costs.

        The acquisition consideration was subject to adjustment based upon the final balance sheet as of the closing date, which was the subject of a dispute between the former OTI shareholders and us. We had also been in a related dispute with OTI and its chief executive officer over certain representations and warranties that were made under the Asset Purchase Agreement that governs the OTI acquisition (the "OTI APA"). This dispute had been the subject of litigation in which each party had asserted certain claims, including our claim for indemnification from the approximately $1.7 million escrow fund that was established pursuant to the OTI APA specifically for the purpose of funding indemnification claims. Previously, we had reflected the costs that we had incurred to date related to the litigation for which we believed we were entitled to indemnification as an account receivable. During the fourth quarter of 2007, the dispute was settled. The net effect of the various disputes and litigation settlements resulted in the recognition of approximately $0.4 million of intangible assets associated with the settlement of a previous patent infringement claim against us and OTI whereby we agreed to pay $0.4 million in exchange for a license to use the related technology.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

Other Acquisitions

        During 2007, we completed the acquisition of various other businesses, including Endeavor Medical, Inc. ("Endeavor") and Performance Modalities, Inc. ("PMI"). On April 13, 2007, we acquired Endeavor for total consideration of $2.9 million. On February 16, 2007, we acquired certain assets of PMI for total consideration of $4.3 million. The preliminary allocation of the aggregate purchase price for both acquisitions, which is subject to change upon our further evaluation of the assets acquired and liabilities assumed, resulted in the recognition of $2.4 million of goodwill.

        The fair values of the assets acquired and the liabilities assumed in connection with the acquisition of the businesses discussed above were estimated in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The purchase price for the 2007 acquisitions remain preliminary as of December 31, 2007, and may be subject to adjustments as we finalize our estimates of certain items, including severance amounts for employees terminated, values of held-for-sale assets, certain acquired inventories and accounts receivable and accruals for certain contingent liabilities that existed on the acquisition dates.

        The purchase prices for our recent acquisitions and the Prior Transaction were allocated as follows to the fair values of the net tangible and intangible assets acquired, including the cumulative impact of adjustments made to such allocations through December 31, 2007 (see Note 6):

(in thousands):	DJO Opco	IOMED	Saunders	Cefar	Prior Transaction	Compex	OTI	Wtd. Avg. Useful Lives
Current assets	$172,177	$8,971	$6,783	$11,342	$209,011	$69,129	$3,627
Tangible non-current assets	67,500	853	273	1,036	49,853	8,340	1,297
Liabilities assumed (see Note 13)	(685,048)	(6,100)	(628)	(10,697)	(538,526)	(51,092)	(163)
Acquired in-process research and development	3,000	—	—	—	25,200	3,897	—
Identifiable intangible assets:
Technology-based	354,000	6,616	10,171	1,800	83,900	8,213	1,263	3–20 years
Customer-based	328,000	2,512	6,369	3,200	133,800	14,610	2,831	10–16 years
Trademarks and tradenames	356,000	1,777	4,423	3,400	92,000	5,771	—	Indefinite
Non-compete	—	—	—	—	1,600	—	—	1 year
Goodwill	679,104	8,676	13,537	17,036	472,414	43,995	6,834	N/A

Purchase price	$1,274,733	$23,305	$40,928	$27,117	$529,252	$102,863	$15,689

        Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed.

        The purchase price allocation for the DJO Opco acquisition included values assigned to certain specific identifiable intangible assets aggregating $1,038.0 million. An aggregate value of $354.0 million

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

was assigned to patents and existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the patents and technology acquired. An aggregate value of $328.0 million was assigned to certain DJO Opco customer relationships for group purchase organization (GPO) customers and certain other customers existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those GPO and other customers. A value of $356.0 million was assigned to trade names and trademarks, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the trade names and trademarks acquired. A value of $679.1 million, representing the difference between the total purchase price and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

        We acquired DJO Opco to expand our product offerings, increase our addressable market, increase the size of our international business and increase our revenues. We also believe there are significant cost reduction synergies that may be realized when the acquired business is integrated. These are among the factors that contributed to a purchase price for the DJO Opco acquisition that resulted in the recognition of goodwill.

        The purchase price allocation for the Prior Transaction included values assigned to certain specific identifiable intangible assets aggregating $311.3 million. An aggregate value of $83.9 million was assigned to patents and existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the patents and technology acquired. An aggregate value of $133.8 million was assigned to certain ReAble customer relationships for hospitals, distributors, third party payors, and certain other customers existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those customers. A value of $92.0 million was assigned to trade names and trademarks, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the trade names and trademarks acquired. A value of $1.6 million was assigned to non-compete restrictions included in the employment agreements of certain of ReAble's executive officers and senior management. A value of $472.4 million, representing the difference between the total purchase price and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

        Blackstone's primary reasons for acquiring ReAble in the Prior Transaction were to enter into and expand its market share in the rehabilitation and orthopedic markets. The acquisition of ReAble provided Blackstone with a platform in rehabilitation and orthopedics with leading market positions, favorable industry fundamentals, a comprehensive range of high quality orthopedic products, demonstrated new product development capabilities and extensive dedicated distribution channels. These are among the factors that contributed to a purchase price for the Prior Transaction that resulted in the recognition of goodwill.

Pro Forma Financial Information

        The unaudited financial information in the table below summarizes the combined results of our operations and those of DJO Opco, IOMED, and Saunders on a pro forma basis, as though the companies acquired had been combined as of the beginning of each of the years presented. The pro forma financial information excludes the impact of other acquisitions made during 2007 with a total

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

purchase price of $7.2 million and is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the years presented. The pro forma adjustments include the effect of purchase accounting adjustments, interest expense, and related tax effects, among others.

	Unaudited Pro Forma
(in thousands):	Year Ended December 31, 2007	Year Ended December 31, 2006 (Combined)
Net sales	$928,356	$801,426

Loss from continuing operations before income taxes and minority interests	(240,145)	(268,536)
Benefit for income taxes	(76,062)	(70,866)
Minority interests	415	197

Loss from continuing operations	$(164,498)	$(197,867)

3. ACCOUNTS RECEIVABLE RESERVES

        A summary of activity in our accounts receivable reserves for doubtful accounts and sales returns is presented below (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Balance, beginning of period	$513	$—	$4,016	$2,735
Acquired through business acquisitions	14,709	—	—	—
Provision for doubtful accounts and sales returns	22,521	513	21,763	6,108
Write-offs, net of recoveries	(6,789)	—	(6,610)	(4,827)

Balance, end of period	$30,954	$513	$19,169	$4,016

        Reserve balances subsequent to the Prior Transaction were netted against the related accounts receivable as part of the Prior Transaction purchase accounting.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. INVENTORIES

        Inventories at December 31, 2007 and 2006 consist of the following (in thousands):

	Successor
	December 31, 2007	December 31, 2006
Components and raw materials	$35,534	$19,437
Work in process	6,626	3,848
Finished goods	54,411	27,974
Inventory held on consignment	22,159	17,332

	118,730	68,591
Less—inventory reserves	(7,826)	(918)

	$110,904	$67,673

        In connection with the DJO Merger, the carrying value of the acquired DJO Opco inventory was increased by approximately $9.4 million to its estimated fair value as of the acquisition date. This amount will be amortized through cost of sales over a three month period based upon the estimated turn of the acquired inventory, of which $4.7 million was recorded in the year ended December 31, 2007. In connection with the IOMED, Saunders, the Cefar acquisitions, and the Prior Transaction, the carrying value of the acquired inventory was increased by approximately $0.6 million, $1.5 million, $2.2 million and $9.2 million, respectively; of these amounts, $9.0 million was amortized through cost of sales in the Successor year ended December 31, 2007 and $4.5 million was amortized through cost of sales in the Successor period November 4, 2006 through December 31, 2006.

        A summary of the activity in our reserves for estimated slow moving, excess, obsolete and otherwise impaired inventory is presented below (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Balance, beginning of period	$918	$—	$7,397	$4,993
Acquired through business acquisitions	3,867	—	—	—
Provision charged to cost of sales	3,580	957	7,563	4,810
Write-offs	(539)	(39)	(2,651)	(2,406)

Balance, end of period	$7,826	$918	$12,309	$7,397

        The write-offs to the reserve were principally related to the disposition of fully reserved inventory. Reserve balances existing at the date of the Prior Transaction were netted against the related inventory as part of the Prior Transaction purchase accounting.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

5. PROPERTY AND EQUIPMENT, NET

        Property and equipment consists of the following at December 31, 2007 and 2006 (in thousands):

	December 31, 2007	December 31, 2006	Depreciable lives (years)
Land	$1,713	$1,713	Indefinite
Buildings and improvements	19,788	7,421	5 to 25
Equipment	45,526	17,103	3 to 10
Software	11,714	4,376	3 to 5
Furniture and fixtures	7,115	3,373	3 to 10
Surgical implant instrumentation	9,800	7,714	3 to 5
Construction in progress	6,483	1,920	n/a

	102,139	43,620
Less—accumulated depreciation and amortization	(20,494)	(2,369)

Property and equipment, net	$81,645	$41,251

        Depreciation and amortization expense relating to property and equipment was approximately $14.7 million and $2.4 million for the Successor year ended December 31, 2007 and the period November 4, 2006 through December 31, 2006, respectively. Depreciation expense was $8.8 million and $8.7 million for the Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, respectively. Depreciation expense includes amounts associated with surgical implant instruments that we provide to surgeons, free of charge, for use while implanting our products, and is reported as a selling, general and administrative expense in the amounts of $2.5 million and $0.4 million for the Successor year ended December 31, 2007 and the period from November 4, 2006 through December 31, 2006, respectively, and $1.8 million and $1.7 million for the Predecessor period from January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, respectively.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. GOODWILL AND INTANGIBLE ASSETS

        A summary of the activity in goodwill is presented below (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006
Balance, beginning of period	$475,722	$—	$290,255
Adjustment related to resolution of contingencies	—	—	(173)
Adjustment related to FIN 48 including acquired businesses	4,178	—	—
Adjustment related to tax benefit associated with exercise of stock options rolled over from acquired business	—	—	(2,016)
Acquisition of OTI	—	—	474
Acquisition of Compex	—	—	43,995
Prior Transaction	8,303	459,933	—
Acquisition of Cefar	3,863	13,173	—
Acquisition of IOMED	8,676	—	—
Acquisition of Saunders	13,537	—	—
Acquisition of DJO Opco	679,104	—	—
Acquisition of other businesses	2,446	—	—
Foreign currency translation	5,453	2,616	4,986

Balance, end of period	$1,201,282	$475,722	$337,521

        During the year ended December 31, 2007, goodwill related to the Prior Transaction and the Cefar acquisition was adjusted to reflect changes in our preliminary estimates of the fair market value of the acquired inventory, property and equipment, assets held for sale, deferred tax assets and assumed liabilities related to restructuring activities (see Note 13). In addition, goodwill related to the Cefar acquisition was adjusted for additional consideration we expect to pay to the former stockholders of Cefar based on expected levels of achievement related to EBITDA targets as specified in the acquisition agreement.

        We recorded approximately $679.1 million, $8.7 million and $13.5 million of goodwill during 2007 associated with the acquisition of DJO Opco, IOMED and Saunders, respectively. We also completed the acquisitions of various other businesses during the year which resulted in the recognition of approximately $2.4 million of goodwill in the aggregate. The preliminary allocation of the aggregate purchase price for these acquisitions is subject to change upon our further evaluation of the assets acquired and liabilities assumed.

        In 2006, we identified $0.5 million of additional obsolete inventory related to inventory acquired with our acquisition of OTI, which we recorded as an adjustment to the OTI purchase price.

        During the fourth quarter of 2007, we performed an impairment test of our goodwill and intangible assets in accordance with SFAS 142 and determined that there was no impairment of these assets.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. GOODWILL AND INTANGIBLE ASSETS (Continued)

        Identifiable intangible assets consisted of the following as of December 31, 2007 (in thousands):

	Successor
	Gross Carrying Amount	Accumulated Amortization	Intangibles, Net
Amortizable intangible assets:
Technology-based	$457,463	$(18,484)	$438,979
Customer-based	477,942	(19,047)	458,895

	$935,405	$(37,531)	$897,874

Indefinite-lived intangible assets:
Trademarks			$457,686
Foreign currency translation			4,801

Total identifiable intangible assets			$1,360,361

        Identifiable intangible assets consisted of the following as of December 31, 2006 (in thousands):

	Successor
	Gross Carrying Amount	Accumulated Amortization	Intangibles, Net
Amortizable intangible assets:
Technology-based	$85,754	$(1,990)	$83,764
Customer-based	138,796	(2,045)	136,751

	$224,550	$(4,035)	$220,515

Indefinite-lived intangible assets:
Trademarks			$95,396
Foreign currency translation			1,331

Total identifiable intangible assets			$317,242

        During the twelve months ended December 31, 2007, we acquired approximately $1,072.2 million of identifiable intangible assets in connection with the acquisition of businesses, of which $1,038.0 million, $10.9 million and $21.0 million relates to the acquisition of DJO Opco, IOMED and Saunders, respectively. In addition, we acquired $1.0 million of other intangible assets related to license and royalty agreements.

        In connection with the DJO Merger and the Prior Transaction, we recorded charges of $3.0 million and $25.2 million related to acquired in-process research and development ("IPR&D") for the year ended December 31, 2007 and the period November 4, 2006 through December 31, 2006, respectively. In connection with the acquisition of Compex, we recorded a charge of $3.9 million related to acquired IPR&D in the Predecessor financial statements for the period January 1, 2006 through November 3, 2006.

        Our amortizable intangible assets will continue to be amortized over their useful lives ranging from 1 to 20 years.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. GOODWILL AND INTANGIBLE ASSETS (Continued)

        Aggregate amortization expense related to acquired intangible assets was approximately $33.5 million, $4.0 million, $6.0 million and $5.1 million for the Successor year ended December 31, 2007, and the period November 4, 2006 through December 31, 2006, the Predecessor period January 1, 2006 through November 3, 2006, and for the year ended December 31, 2005, respectively.

        Our estimated amortization expense related to acquired intangible assets for the next five years and thereafter is as follows (in thousands):

Year Ending December 31,
2008	$88,826
2009	88,501
2010	87,658
2011	85,465
2012	84,365
Thereafter	463,859

        At December 31, 2007 and 2006, our goodwill and intangible assets are allocated by segment as follows (in thousands):

2007	Goodwill	Intangibles, net
Domestic Rehabilitation Segment	$961,382	$1,104,093
International Rehabilitation Segment	192,494	226,842
Surgical Implant Segment	47,406	29,426

Total	$1,201,282	$1,360,361

2006	Goodwill	Intangibles, net
Domestic Rehabilitation Segment	$367,061	$248,662
International Rehabilitation Segment	63,669	35,250
Surgical Implant Segment	44,992	33,330

Total	$475,722	$317,242

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. ACCRUED EXPENSES

        Accrued expenses at December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Wages and related expenses	$31,232	$12,807
Interest	10,131	8,001
Commissions and royalties	13,114	4,865
Taxes	6,119	2,803
Restructuring costs (see Note 13)	9,563	1,735
Professional fees	6,693	1,804
Warranties	1,720	1,348
Deferred revenue	1,606	637
Other accrued liabilities	23,589	3,979

	$103,767	$37,979

8. LONG-TERM DEBT AND CAPITAL LEASES

        Long-term debt (including capital lease obligations) at December 31, 2007 and 2006 consists of the following (in thousands):

	2007	2006
Term loan under New Senior Secured Credit Facility, net of a 1.2% discount ($12.5 million at December 31, 2007)	$1,052,514	$—
10.875% Senior notes	575,000	—
Old Senior Secured Credit Facility	—	349,125
11.75% Senior subordinated notes	200,000	200,000
Loans and revolving credit facilities at various European Banks	4,239	4,302
Capital lease obligations and other	1,054	1,115

	1,832,807	554,542
Less—current portion	(14,209)	(6,505)

Long-term debt and capital leases, net of current portion	$1,818,598	$548,037

New Senior Secured Credit Facility

        Overview.    On November 20, 2007, in connection with the DJO Merger, DJOFL and Holdings entered into the New Senior Secured Credit Facility. The New Senior Secured Credit Facility consists of a six and a half-year $1,065.0 million term loan facility and a six-year $100.0 million revolving credit facility. We issued the term loan facility of the New Senior Secured Credit Facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million, which is included in long-term liabilities in our consolidated balance sheet at December 31, 2007. The $12.6 million discount will be amortized as additional interest expense over the term of the term loan facility and will decrease the reported outstanding balance accordingly. We also incurred $54.7 million of related debt financing costs, which have been capitalized and are included in non-current assets in the consolidated balance sheet at December 31, 2007. Debt issue costs are being amortized over a period of six and one-half years. As of

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

December 31, 2007, no amounts were drawn related to our revolving credit facility; however, $0.9 million was used to secure outstanding letters of credit.

        Interest Rate and Fees.    Borrowings under the New Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in the U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        On November 20, 2007, we entered into an interest rate swap agreement for a notional amount of $515.0 in an effort to hedge our exposure to fluctuating interest rates related to a portion of our New Senior Secured Credit Facility (see Note 16). As of December 31, 2007 our weighted average interest rate for all borrowings under the New Senior Secured Credit Facility was 7.53%.

        In addition to paying interest on outstanding principal under the New Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Principal payments.    We are required to pay annual payments in equal quarterly installments on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount during the first six years and three months following the closing of the New Senior Secured Credit Facility, with any remaining amount payable at maturity. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

        Prepayments.    The New Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with (1) 50% (which percentage can be reduced to 25% or 0% upon our attaining certain leverage ratios) of our annual excess cash flow, as defined; (2) 100% of the net cash proceeds above an annual amount to be agreed from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to exceptions to be agreed upon, including a 100% reinvestment right if reinvested or committed to reinvest within 15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter; and (3) 100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the New Senior Secured Credit Agreement. The foregoing mandatory prepayments will be applied to the term loan facilities in direct order of maturity. We may voluntarily prepay outstanding loans under the New Senior Secured Credit Facility at any time without premium or penalty, provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

        Guarantee and Security.    All obligations under the New Senior Secured Credit Facility are unconditionally guaranteed by Holdings and each existing and future direct and indirect wholly-owned

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

domestic subsidiary of DJOFL other than immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the "Guarantors," see Note 19).

        All obligations under the New Senior Secured Credit Facility, and the guarantees of those obligations, are secured by pledges of 100% of the capital stock of DJOFL, 100% of the capital stock of each wholly owned domestic subsidiary and 65% of the capital stock of each wholly owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and a security interest in, and mortgages on, substantially all tangible and intangible assets of Holdings, DJOFL and each Guarantor.

        Certain Covenants and Events of Default.    The New Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        In addition, the New Senior Secured Credit Facility requires us to maintain a maximum senior secured leverage ratio, as defined, of 5.1:1 starting as of the twelve months ended June 30, 2008. The New Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default. Our maximum senior leverage ratio was within the initial covenant level as of December 31, 2007.

10.875% Senior Notes Payable

        On November 20, 2007, DJOFL and Finco (collectively, the "Issuers") issued $575.0 million aggregate principal amount of 10.875% Notes under an indenture dated as of November 20, 2007 (the

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

"10.875% Indenture") among the Issuers, the guarantors party thereto and The Bank of New York, as trustee. The 10.875% Notes require semi-annual interest payments of approximately $31.3 million each May 15 and November 15 and are due November 15, 2014. The market value of the 10.875% Notes was approximately $560.0 million as of December 31, 2007 and was determined using trading prices for the notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 10.875% Notes.

        Optional Redemption.    Under the Indenture Agreement (the "10.875% Indenture") governing the 10.875% Notes, prior to November 15, 2011, DJOFL has the option to redeem some or all of the 10.875% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2011, DJOFL may redeem some or all of the 10.875% Notes at a redemption price of 105.438% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.719% and 100.000% of the then outstanding principal balance at November 2012 and November 2013, respectively. Additionally, from time to time, before November 15, 2010, DJOFL may redeem up to 35% of the 10.875% Notes at a redemption price equal to 110.875% of the principal amount then outstanding, in each case, with proceeds raised, or a direct or indirect parent company raises, in certain equity offerings, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 10.875% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 10.875% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 10.875% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of December 31, 2007, we were in compliance with all applicable covenants.

11.75% Senior Subordinated Notes Payable

        During the fourth quarter of 2006, the Issuers issued and sold $200.0 million aggregate principal amount of 11.75% Notes. The 11.75% Notes require semi-annual interest payments of approximately $11.8 million each May 15 and November 15 and are due November 15, 2014. We filed a registration statement on Form S-4 with the Securities and Exchange Commission relating to an exchange offer to exchange these privately issued 11.75% Notes for registered 11.75% Notes. The registration statement was declared effective on May 2, 2007. The exchange offer was completed on June 5, 2007.

        The market value of the 11.75% Notes was approximately $180.0 million as of December 31, 2007 and was determined using trading prices for the notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 11.75% Notes.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

        Optional Redemption.    Under the Indenture Agreement governing the 11.75% Notes (the "11.75% Indenture"), prior to November 15, 2010, DJOFL has the option to redeem some or all of the 11.75% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2010, DJOFL may redeem some or all of the 11.75% Notes at a redemption price of 105.875% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.938% and 100.000% of the then outstanding principal balance at November 2011 and November 2012, respectively. Additionally, from time to time, before November 15, 2009, DJOFL may redeem up to 35% of the 11.75% Notes at a redemption price equal to 111.75% of the principal amount then outstanding, in each case, with proceeds raised, or a direct or indirect parent company raises, in certain equity offerings, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 11.75% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 11.75% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Guarantee.    DJOFL's subsidiaries that guarantee the New Senior Secured Credit Facility, jointly and severally, and unconditionally guarantee the 11.75% Notes on an unsecured senior subordinated basis (see Note 19).

        Covenants.    The 11.75% Indenture contains a number of covenants that restrict, our ability and the ability of our restricted subsidiaries to incur additional debt or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of our capital stock or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with our affiliates and designate our subsidiaries as unrestricted subsidiaries. As of December 31, 2007, we were in compliance with all applicable covenants. Based upon our adjusted EBITDA (as defined in the 11.75% Indenture) to fixed charges ratio at December 31, 2007, our ability to incur additional debt and make restricted payments is restricted, except that we may incur certain debt and make certain restricted payments and certain permitted investments without regard to the ratio, such as our ability to (i) incur up to an aggregate principal amount of $400.0 million under credit facilities, plus the lesser of (a) $50 million and (b) an amount equal to the aggregate amount of our EBITDA for the four fiscal quarters for which internal financial statements are immediately preceding such date times five, with appropriate pro forma adjustments to EBITDA on the date on which such indebtedness is to be incurred less the amount of our secured indebtedness outstanding on the date of such incurrence, (ii) acquire persons engaged in a similar business that become restricted subsidiaries and (iii) make other investments having an aggregate fair market value not to exceed 3.5% of Total Assets (as defined in the 11.75% Indenture) provided that the Adjusted EBITDA to fixed charges ratio is less than 6.00:1 on a pro forma basis after giving effect to such investment. Fixed charges is defined in the 11.75% Indenture as consolidated interest expense plus all cash dividends or other distributions paid on any series of preferred stock of any restricted subsidiary and all dividends or other distributions accrued on any series of disqualified stock.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

        Our ability to continue to meet the covenants related to our indebtedness specified above in future periods will depend, in part, on events beyond our control, and we may not continue to meet those ratios. A breach of any of these covenants in the future could result in a default under the New Senior Secured Credit Facility, the 11.75% Indenture, and the 10.875% Indenture (collectively the "Indentures"), at which time the lenders could elect to declare all amounts outstanding under the New Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

        At December 31, 2007, the aggregate amounts of annual principal maturities of long-term debt and capital leases for the next five years and thereafter is as follows (in thousands):

Year Ending December 31,
2008	$14,209
2009	9,731
2010	9,425
2011	9,229
2012	8,941
Thereafter	1,781,272

Cefar Indebtedness

        In connection with the Cefar acquisition, we assumed $2.9 million of revolving credit facilities and $2.7 million of term loans to various European banks. At December 31, 2007, the balances outstanding were $2.4 million for the revolving credit facilities and $1.8 million for the term loans.

Old Senior Secured Credit Facility

        In connection with the Prior Transaction, the Issuers entered into the Old Senior Secured Credit Facility. The Old Senior Secured Credit Facility provided senior secured financing of $455.0 million, consisting of a six-year $50.0 million revolving credit facility and a seven-year $405.0 million term loan facility. On November 20, 2007, we repaid the outstanding balance due, including accrued interest, in connection with the DJO Merger.

9. MEMBERSHIP EQUITY

        In connection with the Prior Transaction, shares of ReAble's common stock were adjusted such that every 62.8 shares of common stock outstanding prior to the Prior Transaction were revalued as 1 share of ReAble's common stock. Subsequently, on November 8, 2006, following the closing of the Prior Transaction, we effected a 25 for 1 stock split, which resulted in every 1 share of ReAble's common stock becoming 25 shares of ReAble's common stock. The consolidated financial statements have been retroactively adjusted to reflect these share adjustments for all periods presented.

        In connection with the Prior Transaction, an affiliate of Blackstone acquired all equity interests of ReAble for $357.0 million (see Note 2). Simultaneously with this transaction, ReAble, through Holdings, acquired all Membership Equity of DJOFL. Options to acquire shares of common stock of ReAble owned by the then current executive officers that had not been exercised at or prior to the effective time of the Prior Transaction continued to remain as outstanding and continued as options to

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. MEMBERSHIP EQUITY (Continued)

purchase 805,150 shares of ReAble's common stock (the "Prior Transaction Management Rollover Options"). The fair value of these options approximated $7.2 million and was recorded as a component of the cost of the acquisition of ReAble.

        In connection with the DJO Merger, an affiliate of Blackstone made a cash equity contribution of $434.6 million. Additionally, we repurchased 264,525 of the Prior Transaction Management Rollover Options from certain ReAble executives who were terminated in connection with the DJO Merger at a per share price of $16.46. At the closing of the DJO Merger, these former ReAble executives also forfeited all unvested stock options previously issued to them under the 2006 Stock Incentive Plan at the closing of the DJO Merger. Furthermore, certain members of DJO Opco management chose to rollover certain of their DJO Opco options which were exchanged into options to purchase 1,912,577 shares under the 2007 Incentive Stock Plan on a tax-deferred basis (the "DJO Management Rollover Options"). The fair value of these options approximated $15.2 million and was recorded as a component of the cost of the DJO Merger. Also, on November 20, 2007, we granted an executive officer 24,300 shares (net of taxes) of restricted stock under the 2007 Incentive Stock Plan, which will vest on January 1, 2009 (See Note 10 for further information).

        On November 7, 2006, we acquired all of the issued and outstanding shares of Cefar for a total of $27.1 million (see Note 2). Of the total purchase price, $9.5 million was paid through the issuance of shares of our common stock. The fair value of the common stock issued was determined to be $16.46 per share based on the per share price used in the Prior Transaction.

10. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION

        Effective January 1, 2006, we adopted SFAS 123(R) using the modified prospective method, in which compensation cost was recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

        With the adoption of SFAS 123(R), we elected to amortize stock-based compensation for awards granted on or after the adoption of SFAS 123(R) on January 1, 2006 on a straight-line basis over the requisite service (vesting) period for the entire award.

        We recorded non-cash compensation expense of approximately $1.5 and $0.1 million in the consolidated statements of operations for the Successor year ended December 31, 2007 and for the period November 4, 2006 through December 31, 2006, respectively, associated with stock options issued under the 2006 Stock Incentive Plan (the "2006 Plan"). We record compensation cost for awards with a performance condition only to the extent deemed probable of achievement. We are required to reassess at each reporting period whether achievement of any performance condition is probable, at which time we would recognize the related compensation cost over the remaining performance or service period, if any. To date, no amounts have been recorded for the performance condition stock option tranches under the 2006 Plan, as achievement of the performance criteria has not been deemed probable. At December 31, 2007, there were 1,087,688 unvested stock options under the 2006 Plan.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

2007 Incentive Stock Plan

        On November 20, 2007, in connection with the DJO Merger, we adopted the 2007 Incentive Stock Plan (the "2007 Plan") which provides for the grant of stock options and other stock-based awards to key employees, directors and consultants, including the executive officers. The total number of shares of common stock of DJO that may be issued under the 2007 Plan is 5,000,000 subject to adjustment in certain events, with an additional 2,500,000 shares to be authorized when a pending amendment is completed. The exercise price of stock options granted under the 2007 Plan will not be less than 100% of the fair market value of the underlying shares on the date of grant, as determined under the 2007 Plan, and will expire no more than ten years from the date of grant. In addition, DJO adopted a form of non-statutory stock option agreement (the "DJO Form Option Agreement") for awards under the 2007 Plan. Under the DJO Form Option Agreement, certain stock options will vest over a specified period of time (typically five years) contingent solely upon the awardees' continued employment with us ("service" tranche). Other stock options will vest over a specified performance period (typically five years) from the date of grant upon the achievement of certain pre-determined performance targets based on EBITDA and Free Cash Flow over time ("performance" tranche), as defined in the DJO Form Option Agreement, while others vest based upon achieving an enhanced pre-determined performance target based on EBITDA and Free Cash Flow ("enhanced performance tranche"). The DJO Form Option Agreement includes certain forfeiture provisions upon an awardees' separation from service with us.

        As a result of the DJO Merger, certain members of DJO Opco management elected to rollover their options and were permitted to exchange options to purchase DJO Opco shares they held at the closing of the DJO Merger into fully vested options to purchase 1,912,577 of our shares under the 2007 Plan on a tax-deferred basis. The exercise price and number of shares underlying such options were each determined in proportion to the relative market values of DJO Opco's common stock and DJO's common stock upon the closing of the DJO Merger. All of the DJO Merger Management Rollover Options remained subject to the same terms as was applicable to the rollover option and became fully vested. The fair value of these fully vested options was $15.2 million and was recorded as a component of the cost of the DJO Merger. The DJO Merger Management Rollover Options have a weighted-average exercise price of $11.09, a weighted-average contractual term of 8.0 years and an intrinsic value of approximately $10.3 million.

2006 Stock Incentive Plan

        In connection with the Prior Transaction, the compensation committee of the board of directors of ReAble adopted the 2006 Plan effective November 3, 2006. The 2006 Plan provided for the grant of stock options and other stock-based awards to key employees, directors and consultants, including executive officers. In connection with the DJO Merger and change in management, we terminated the 2006 Plan and as of that date, outstanding options to purchase our stock originally issued under the 2006 Plan are now governed by the terms of the 2007 Plan. Furthermore, former ReAble executives forfeited all stock options previously issued under the 2006 Plan.

Summary of Plans—Predecessor

        Before the Prior Transaction, ReAble had a number of stock option plans. All stock option plans in effect at the date of the Prior Transaction were terminated. With the exception of 805,150 Prior Transaction Management Rollover Options held by former ReAble executive officers, outstanding

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

vested options to purchase common stock of ReAble were cancelled in exchange for cash in the amount equal to the excess of $16.46 over the exercise price per share multiplied by the number of shares of common stock. We recorded a charge of $7.5 million for the Predecessor period January 1, 2006 through November 3, 2006 related to the accelerated vesting of these shares upon the change in control on November 3, 2006. During the fourth quarter of 2007, in connection with the DJO Merger, we repurchased 264,525 of the Prior Transaction Management Rollover Options at a per share price of $16.46. The remaining Prior Transaction Management Rollover Options are fully vested and continue as options to purchase our common stock, have a weighted-average exercise price of $12.22, an average contractual term of 7.6 years, and an intrinsic value of approximately $2.2 million.

        Non-employee stock compensation expense was approximately $0.2 million and $0.2 million for the Predecessor period January 1, 2006 through November 3, 2006 and for the year ended December 31, 2005, respectively, which is included in selling, general and administrative expenses in the consolidated statements of operations for the respective periods.

Summary of Assumptions and Activity

        The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model for service and performance based awards, and a binomial model for market based awards. In estimating fair value related to the DJO Merger Management Rollover Options, expected volatility was based on 100% implied volatility of comparable publicly-traded companies. Expected volatility rates used by ReAble subsequent to the Prior Transaction, related to stock options granted under the 2006 Plan, were based on the historical volatility of ReAble common stock and other factors such as implied volatility of traded options of a comparable peer group. In periods prior to January 1, 2006, volatility was estimated based upon historical volatility of ReAble common stock and other factors such as implied volatility of traded options. The change in determining the expected volatility assumption in periods subsequent to January 1, 2006 was based in part upon the guidance provided by the Securities and Exchange Commission in Staff Accounting Bulletin No. 107. The expected life assumptions for all periods were derived from a review of annual historical employee exercise behavior of option grants with similar vesting periods. Expected life is calculated in two tranches based on the employment level defined as executive or employee. The risk-free rate used to calculate the fair value of the market condition stock option tranche is based on the contractual life of the option, whereas the risk-free rate used in calculating the fair value of the rollover stock options, service and performance stock option tranches is based on the expected term of the option. In all cases, the risk-free rate is based on the U.S. Treasury yield bond curve in effect at the time of grant.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

        The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience. The key assumptions used in determining fair value of share based payment awards for the Successor year ended December 31, 2007, the period November 4, through December 31, 2006 and for the Predecessor period January 1, through November 3, 2006 and the year ended December 31, 2005 were as follows:

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005*
Expected dividends	0.0%	0.0%	0.0%	0.0%
Expected volatility	27.4%–60.0%	43.7%–60.0%	61.0%	70.1%–81.7%
Risk-free rate	3.5%–4.7%	4.7%	4.5%–4.8%	3.7%–4.4%
Expected term (in years)	4.7–7.1	2.6–5.7	4.5–5.6	4.0–4.1

*
The assumptions for the year ended December 31, 2005 were used to calculate pro-forma compensation expense per SFAS 123 for disclosure purposes only.

        A summary of option activity under the 2007 Plan for the year ended December 31, 2007 is presented below:

	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	3,044,650	$15.34
Repurchase of Prior Transaction management rollover options	(264,525)	11.74
Granted	252,500	16.46
DJO Management Rollover Options	1,912,577	11.09
Exercised	—	—
Forfeited	(1,394,575)	16.43

Outstanding at December 31, 2007	3,550,627	$12.97	8.2	$12,461,487

Exercisable at December 31, 2007	2,462,939	$11.43	7.9	$12,461,487

        The following table summarizes information about stock options granted for the Successor year ended December 31, 2007, the period November 4, through December 31, 2006 and for the Predecessor period January 1, through November 3, 2006, and the year ended December 31, 2005 as follows:

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006
Weighted-average grant-date fair value of stock options granted during the periods presented	$8.09	$8.96	$9.25

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

        There were no stock option exercises for the Successor year ended December 31, 2007 or for the period November 4, through December 31, 2006. The total intrinsic value of options exercised during the Predecessor period January 1, 2006 through November 3, 2006 was $7.5 million.

        Total unrecognized stock-based compensation expense, related to nonvested stock options under the 2007 Plan, net of expected forfeitures, was approximately $7.6 million as of December 31, 2007. We anticipate this expense to be recognized over a weighted-average period of approximately 4 years. However, compensation expense associated with performance-based options under the 2007 Plan will be recognized only to the extent achievement of certain performance targets are deemed probable.

        The following table summarizes the effect of adopting SFAS 123(R) for the Successor year ended December 31, 2007 and the period November 4, through December 31, 2006 and the Predecessor period January 1, through November 3, 2006 (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006
Stock-based compensation recognized:
Cost of sales	$36	$2	$228
Selling, general and administrative	1,484	102	10,025
Research and development	21	1	207

Total	1,541	105	10,460
Related deferred income tax benefit	(603)	(41)	(693)

Increase in net loss	$938	$64	$9,767

Pro-Forma Disclosure for Year Ended December 31, 2005

        If the fair value based method prescribed by SFAS 123(R) had been applied in measuring employee stock compensation expense for the Predecessor year ended December 31, 2005, the pro-forma effect on net income would have been as follows (in thousands):

Year Ended December 31, 2005
Net income, as reported	$12,330
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(1,291)

Net income, pro forma	$11,039

Restricted Stock

        On March 13, 2007, we granted 15,189 shares of restricted stock awards to an executive officer pursuant to the terms of a restricted stock agreement under the 2006 Plan. The shares are subject to a vesting schedule over a period of three years with the final vesting on November 3, 2009. On November 20, 2007, we granted 24,300 shares of restricted stock awards to the same executive officer

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

pursuant to the terms of a restricted stock agreement under the 2007 Incentive Stock Plan, which will all vest on January 1, 2009.

        A summary of our nonvested restricted stock awards as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

Nonvested Restricted Stock	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested at January 1, 2007	—	$—
Granted	39,489	16.46
Vested	(5,062)	16.46
Forfeited	—	—

Nonvested at December 31, 2007	34,427	$16.46

        The total fair value of restricted stock awards that vested during the Successor year ended December 31, 2007 was approximately $0.1 million. Compensation expense is recognized on a straight-line basis over the respective vesting period. No restricted stock awards existed prior to 2007. As of December 31, 2007, there was approximately $0.5 million of total unrecognized compensation cost related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of approximately 1.3 years.

11. SEGMENT AND GEOGRAPHIC INFORMATION

        Prior to the fourth quarter of 2007, we operated and accounted for our results as two reportable segments, including the Orthopedic Rehabilitation Segment and the Surgical Implant Segment. In the fourth quarter of 2007, in connection with the DJO Merger and the hiring of a new Chief Executive Officer, who has been identified as the Chief Operating Decision Maker pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we effected an operational reorganization, which resulted in the creation of the three operating segments further described below.

        Following the DJO Merger, we provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. Our reportable segments are managed separately because each segment requires different sales and marketing strategies and in some cases offers different products. We currently develop, manufacture and distribute our products through the following three operating segments:

Domestic Rehabilitation Segment

        We market our domestic rehabilitation segment products through the three divisions described below.

        DonJoy, ProCare and Aircast.    Our DonJoy, ProCare and Aircast division was acquired with the DJO Merger and offers products in the following categories:

  •
  rigid knee bracing, which includes functional bracing for prevention and rehabilitation of ligament injuries, load shifting braces to relieve osteoarthritis pain and post-operative braces for protecting surgical repair;

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

  •
  orthopedic soft goods, which include products that offer immobilization and support from head to toe;

  •
  cold therapy products, which assist in the reduction of swelling and pain; and

  •
  vascular systems, which include products intended to prevent deep vein thrombosis following surgery.

        This division also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

        Empi.    Our Empi division offers products in the following categories:

  •
  home electrotherapy, which includes transcutaneous electrical nerve stimulation ("TENS") for pain management and neuromuscular electrical nerve stimulation ("NMES") devices for rehabilitation;

  •
  bone growth stimulation products acquired with the DJO Merger, which promote the healing of bone tissue through combined magnetic field ("CMF") technology;

  •
  iontophoresis, which includes devices and accessories to deliver medication transdermally; and

  •
  home traction, which includes cervical and lumbar traction devices designed to provide decompression to the spine.

        This division also includes our Rehab Med + Equip ("RME") and EmpiCare business. RME sells a wide range of proprietary and third party rehabilitation products to physical therapists and chiropractors through a printed catalog and through an on-line e-commerce site. Through our EmpiCare business, we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

        Chattanooga.    Our Chattanooga Group offers products in the clinical rehabilitation market in the following categories:

  •
  clinical electrotherapy devices (such as TENS, NMES, laser, ultrasound and light therapy);

  •
  clinical traction devices; and

  •
  other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

International Rehabilitation Segment

        Our International Rehabilitation Segment, which generates most of its revenues in Europe, is divided into three main businesses:

  •
  the international sales of our DonJoy, ProCare and Aircast products, including rigid knee bracing products, orthopedic soft goods, cold therapy products and vascular systems;

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

  •
  our Ormed business, which provides bracing, CPM, electrotherapy and other products in Germany; and

  •
  our Cefar-Compex business, which provides electrotherapy products for medical and consumer markets and other physical therapy and rehabilitation products primarily in Europe.

        We sell our Domestic and International Rehabilitation Segment products through a variety of distribution channels. We sell our home therapy products to wholesale customers and directly to patients. We recognize wholesale revenue when we ship our products to our wholesale customers. We recognize home therapy retail revenue, both rental and purchase, when our product has been dispensed to the patient and the patient's insurance has been verified. We recognize revenue for product shipped directly to the patient at the time of shipment. For retail products that are sold from our inventories consigned at clinic locations, we recognize revenue when we receive notice that the device has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization from the insurance company has been obtained, when required.

        We sell our DonJoy products through a network of independent sales representatives. We record revenues from sales made by sales representatives, who are paid commissions, when the product is shipped to the customer. For certain of our other products, we sell directly to the patient and bill a third party payor, if applicable, on behalf of the patient.

        We sell our ProCare, Aircast and clinical rehabilitation products to distributors. We record revenue at the time product is shipped to the distributor. Distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell or use the products and have no price protection except for distributors who participate in our rebate program.

        We sell our products to customers outside the United States through wholly owned subsidiaries or independent distributors. We record revenue from sales to distributors at the time product is shipped to the distributor. Our international distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell the products and have no price protection. We record revenue from sales made by our wholly owned subsidiaries at the time product is shipped to the customer.

Surgical Implant Segment

        Our Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market. We currently market and sell our Surgical Implant Segment products to hospitals and orthopedic surgeons through independent commissioned sales representatives in the United States and through independent distributors outside the United States.

        We sell our Surgical Implant Segment products through a network of independent sales representatives in the United States, as well as distributors outside the United States. We record revenues from sales made by sales representatives, who are paid commissions at the time the product is used in a surgical procedure (implanted in a patient) and a purchase order is received from the hospital. We record revenues from sales to customers outside the United States at the time the product is shipped to the distributor. We include amounts billed to customers for freight in revenue. Our international distributors, who sell the products to their customers, take title to the products, have no rights of return and assume the risk for credit and obsolescence. Distributors are obligated to pay us

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

within specified terms, regardless of when they sell the products. In addition, there is no price protection available to distributors.

        Information regarding our reportable business segments is presented below (in thousands). This information excludes the impact of certain expenses not allocated to segments, primarily general corporate expenses. All prior periods presented have been restated to reflect our current reportable segments.

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Net sales:
Domestic Rehabilitation Segment	$321,398	$35,766	$206,911	$201,163
International Rehabilitation Segment	104,145	14,373	46,141	38,098
Surgical Implant Segment	66,591	7,763	51,331	54,465

Consolidated net sales	$492,134	$57,902	$304,383	$293,726

Gross profit:
Domestic Rehabilitation Segment	$181,519	$18,698	$114,084	$113,906
International Rehabilitation Segment	57,714	6,638	27,807	22,151
Surgical Implant Segment	47,037	5,779	35,212	42,296

Consolidated gross profit	$286,270	$31,115	$177,103	$178,353

Operating income:
Domestic Rehabilitation Segment	$(8,255)	$(17,382)	$3,629	$36,401
International Rehabilitation Segment	888	(901)	640	6,197
Surgical Implant Segment	2,322	(12,640)	5,404	10,708

Income from operations of reportable segments	(5,045)	(30,923)	9,673	53,306
Expenses not allocated to segments	(34,391)	(11,224)	(32,471)	(9,619)

Consolidated operating income (loss)	$(39,436)	$(42,147)	$(22,798)	$43,687

        The accounting policies of the reportable segments are the same as the accounting policies of the Company. We allocate resources and evaluate the performance of segments based on net sales, gross profit, operating income and other non-GAAP measures. Moreover, we do not allocate assets to reportable segments because a significant portion of assets are shared by the segments.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

Geographic Area

        Following are our net sales by geographic area (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Net sales:
United States	$359,313	$41,007	$234,791	$230,437
France	24,257	3,575	6,156	1,399
Germany	45,418	6,418	31,982	41,161
Spain	11,732	1,524	4,130	1,116
Other	51,414	5,378	27,324	19,613

	$492,134	$57,902	$304,383	$293,726

*
Net sales are attributed to countries based on location of customer. For the Successor year ended December 31, 2007, and the period November 4, 2006 through December 31, 2006 and the Predecessor period January 1, 2006 through November 3, 2006 and the year ended December 31, 2005, we had no individual customer or distributor that accounted for 10% or more of total annual revenues.

        Following are our long-lived assets by geographic area as of December 31, 2007 and 2006 (in thousands):

	December 31, 2007	December 31, 2006
United States	$2,592,799	$751,914
International	118,013	103,911

	$2,710,812	$855,825

12. INCOME TAXES

        DJO is the taxpayer in the U.S., while our foreign subsidiaries are subjected to income tax in the applicable local jurisdictions. Although DJOFL is not a U.S. taxpayer, pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the tax expense of DJO has been pushed down to the stand alone financial statements of DJOFL.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. INCOME TAXES (Continued)

        The components of income (loss) from continuing operations before income taxes for the applicable periods consist of the following (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
U.S. operations	$(123,228)	$(49,380)	$(56,905)	$10,788
Foreign operations	(1,282)	(933)	(551)	4,760

	$(124,510)	$(50,313)	$(57,456)	$15,548

        The income tax provision (benefit) for the applicable periods consists of the following (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Current income taxes:
U.S. Federal and State	$1,321	$27	$489	$6,816
Foreign	3,397	59	1,343	2,175
Deferred income taxes:
U.S. Federal and State	(43,944)	(8,474)	(12,325)	(2,724)
Foreign	(3,277)	(368)	(959)	(206)

	$(42,503)	$(8,756)	$(11,452)	$6,061

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. INCOME TAXES (Continued)

        The difference between the tax expense (benefit) derived by applying the U.S. Federal statutory income tax rate of 35% to net income (loss) and the expense (benefit) recognized in the consolidated financial statements is as follows (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	Year Ended December 31, 2005
Expense (benefit) derived by applying the Federal statutory income tax rate to income (loss) before income taxes	$(43,579)	$(17,609)	$(20,110)	$5,442
Add (deduct) the effect of:
State tax provision (benefit), net	(3,211)	(816)	(1,343)	453
Nondeductible IPR&D	1,050	8,820	1,364	—
Nondeductible transaction costs	—	1,426	4,750	—
SFAS 123(R), related to incentive stock options	—	—	2,561	—
Change in German tax laws	(1,458)	—	—	—
Permanent differences and other, net	4,695	(577)	1,326	166

	$(42,503)	$(8,756)	$(11,452)	$6,061

        The components of deferred income tax assets and liabilities as of December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$112,678	$20,764
Inventory	5,671	7,424
Receivables	15,344	16,027
Accrued compensation	1,672	691
Accrued expenses	3,050	—
Transfer pricing	2,373	—
Other	1,593	1,592

	142,381	46,498
Deferred tax liabilities:
Property and equipment	(5,428)	(4,769)
Intangible assets	(454,280)	(115,647)
Foreign currency translation	(7,648)	(1,789)
Other	(16,196)	(4,506)
Valuation allowance	(16,489)	(5,285)

	(500,041)	(131,996)

Net deferred tax liabilities	$(357,660)	$(85,498)

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. INCOME TAXES (Continued)

        As a result of the DJO Merger and the Prior Transaction, we recorded significant acquired intangible assets for which no tax basis exists and, as such, a significant deferred tax liability was recorded under purchase accounting. Taxable temporary differences will reverse within the carryforward period for the existing deferred tax assets.

        At December 31, 2007 we maintain approximately $464.2 million of net operating loss carryforwards in the U.S., which expire over a period of 1 to 20 years. Our European net operating loss carryforwards of approximately $27.6 million generally are not subject to expiration dates, unless we trigger certain events. Included in prepaid expenses and other current assets are $1.9 million and $5.3 of U.S. income tax receivables as of December 31, 2007 and 2006, respectively.

        At December 31, 2007 and 2006, we recorded gross deferred tax assets of $142.4 million and $46.5 million and valuation allowances of $16.5 million and $5.3 million, respectively. We have recorded a valuation allowance against European net operating loss carryforwards due to uncertainties regarding our ability to realize these deferred tax assets. The majority of the valuation allowance was recorded as an adjustment to goodwill as these loss carryforwards were acquired in connection with the Empi, Compex and the Prior Transaction (see Note 2).

        As a result of the DJO Merger and the Prior Transaction, we no longer intend to permanently reinvest in our foreign operations. In connection with the Prior Transaction, we recorded deferred tax liabilities of $5.3 million in purchase accounting and a deferred tax benefit of $0.7 million for the period November 4, 2006 through December 31, 2006. In connection with the DJO Merger, deferred tax liabilities of $7.6 million were recorded in purchase accounting. We recorded a deferred tax expense of $0.9 million for the twelve months ended December 31, 2007.

        We and our subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recognized a $5.9 million increase in liabilities for gross unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of goodwill. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(in thousands)
Balance at January 1, 2007	$6,979
Additions based on tax positions related to the current year	458
Additions for tax positions of prior years	8,016
Additions due to acquisition of businesses	1,829
Reductions for tax positions of prior years	(1,059)

Balance at December 31, 2007	$16,223

        Included in the balance at December 31, 2007, is $3.4 million of gross uncertain tax positions that we anticipate will decrease in the next twelve months related to our Empi acquisition. This reduction will not impact our effective tax rate. In addition, there is approximately $1.4 million of federal tax benefit not included in the above reconciliation. We recognize interest accrued and penalties related to unrecognized tax benefits as a component of income tax expense. During the Successor year ended

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. INCOME TAXES (Continued)

December 31, 2007, we recognized a reduction of $0.7 million in interest and penalties. We have $0.2 million for the payment of interest and penalties accrued at December 31, 2007.

13. RESTRUCTURING AND RELATED CHARGES

        In 2007 and 2006, we implemented several restructuring and reorganization programs, including workforce reductions and the exit and consolidation of facilities, related primarily to the integration of businesses we have acquired. To date, our restructuring efforts have primarily related to the integration of Compex, which was acquired on February 24, 2006, and the integration of our Cefar-Compex S.A. operations following the acquisition of Cefar on November 7, 2006. During 2006, our restructuring activities included the divestiture of the Compex U.S. consumer product line, the closing of the Compex billing operations located in Tampa, Florida, and the integration of those operations into our existing operations in Minnesota, and the closure and sale of the Compex corporate headquarters located in New Brighton, Minnesota. During 2007, we initiated restructuring initiatives to centralize certain research and development activities and reorganize certain sales and administrative functions in our Cefar-Compex S.A. European operations. As of December 31, 2007, these restructuring activities are substantially complete and included in our restructuring reserve is approximately $0.4 million related to estimated facility exit costs.

        In connection with the IOMED and Saunders acquisitions, during the third quarter of 2007, certain positions were eliminated resulting in involuntary employee termination costs in the amount of approximately $1.2 million and $0.3 million, respectively. Additionally, during the fourth quarter of 2007, management approved a plan to exit the facilities that had housed IOMED's administrative, manufacturing, and research and development operations prior to our acquisition on August 9, 2007. As of December 31, 2007, approximately $1.0 million and $0.8 million has been accrued in our consolidated balance sheet related to estimated severance and facility exit costs related to the IOMED acquisition, respectively, and we have also accrued $0.1 million related to severance costs related to the Saunders acquisition.

        At the time of the DJO Merger, management had begun to assess and formulate plans to restructure the operations of DJO to eliminate certain duplicative activities, reduce the cost structure and better align product and operating expenses with the existing markets in which we compete. The plan was approved and initiated after the consummation of the DJO Merger. In the fourth quarter of 2007, we announced the relocation of our headquarters to Vista, California. Activities were also initiated with respect to the relocation of certain manufacturing operations from our Chattanooga, Tennessee location to Tijuana, Mexico. We also announced the future termination of certain employees related to the move of certain activities of our BGS product line operations from Vista, California to Minneapolis. Internationally, we anticipate facility closures in Germany and certain other locations in an effort to integrate and realize cost synergies in our international operations. As of December 31, 2007, approximately $5.3 has been accrued related to severance and facility exit costs. Additionally, we recorded a liability of $2.1 million related to purchase of rights to distributor territories and also assumed $1.9 million of severance paid to a former executive officer of a business acquired by DJO Opco prior to the DJO Merger which was fully paid subsequent to the end of the year. Our restructuring activities are ongoing and additional charges will be recorded in future periods.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

13. RESTRUCTURING AND RELATED CHARGES (Continued)

        In certain cases, estimated severance and facility exit costs have been accrued as a liability with a corresponding increase to goodwill in accordance with the guidance specified in Emerging Issues Task Force Issue Number 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). However, not all of our restructuring costs meet the accrual requirements of EITF 95-3 and certain integration costs are expensed as incurred.

        A summary of the activity relating to the restructuring for the Successor twelve month period ended December 31, 2007 and for the period from November 4, through December 31, 2006, and for the Predecessor period from January 1, 2006 through November 3, 2006 is as follows (in thousands):

	Lease Termination Costs	Severance	Purchase of Rights to Distributor Territories	Total
Predecessor
Balance at January 1, 2006	$—	$—	$—	$—
Expensed during period	—	751	—	751
Compex acquisition costs	391	457	—	848
Payments made during period	—	(124)	—	(124)

Balance at November 3, 2006	391	1,084	—	1,475

Successor
Expensed during period	(45)	430	—	385
Adjustments to goodwill	—	—	—	—
Payments made during period	—	(125)	—	(125)

Balance at December 31, 2006	346	1,389	—	1,735
Expensed during period	—	1,953	—	1,953
Adjustments to goodwill	1,331	5,131	2,127	8,589
Payments made during period	(385)	(2,325)	—	(2,710)
Adjustments to reserve	24	(53)	—	(29)
Foreign currency translation	33	(8)	—	25

Balance at December 31, 2007	$1,349	$6,087	$2,127	$9,563

14. COMMITMENTS AND CONTINGENCIES

Commitments

        As of December 31, 2007, we had entered into purchase commitments for inventory, capital acquisitions and other services totaling approximately $127.6 million in the ordinary course of business. This amount includes our obligation to purchase $10.4 million from Medireha, which is 50% owned by us, through 2009 under a distribution agreement granting us exclusive rights to the distribution of products that Medireha manufactures. In addition, included is $9.5 million committed in each of 2008 and 2009 to purchase certain supplies from a Minnesota corporation related to our electrotherapy products. Finally, we have a commitment of $7.0 million for annual monitoring fees to be paid to Blackstone Management Partners V L.L.C. ("BMP") through 2019.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. COMMITMENTS AND CONTINGENCIES (Continued)

        The following table summarizes our contractual obligations as of December 31, 2007 associated with fixed commitments for purchase and service obligations for the next five years and thereafter (in thousands):

Year Ending December 31,
2008	$38,020
2009	19,599
2010	7,000
2011	7,000
2012	7,000
Thereafter	49,000

        Operating Leases.    We lease building space, manufacturing facilities and equipment under non-cancelable operating lease agreements that expire at various dates. We record rent incentives as deferred rent and amortize as reductions to lease expense over the lease term in accordance with FASB Statement No. 13, "Accounting for Leases (as amended)". The aggregate minimum rental commitments under non-cancelable leases for the periods shown at December 31, 2007, are as follows (in thousands):

Year Ending December 31,
2008	$10,205
2009	9,342
2010	7,583
2011	6,302
2012	5,925
Thereafter	34,647

        Rental expense under operating leases totaled approximately $4.3 million and $0.6 million for the Successor year ended December 31, 2007 and for the period November 4, 2006 through December 31, 2006, respectively. Rent expense was approximately $2.6 million and $2.3 million, for the Predecessor period January 1, 2006 through November 3, 2006 and for the year ended December 31, 2005, respectively. Scheduled increases in rent expense are amortized on a straight line basis over the life of the lease.

        Capital Leases.    Leased equipment under capital leases, included in property and equipment in the accompanying consolidated financial statements, at December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Equipment	$550	$409
Furniture and fixtures	266	266
Less—accumulated amortization	(222)	(33)

	$594	$642

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

        We have recorded approximately $1.1 million as a contingent liability and an adjustment to goodwill relating to litigation against Compex regarding a dispute over custom duties and VAT on imported goods prior to the date of acquisition. On February 6, 2007, a judgment in the dispute with the custom officials was issued by the court which resulted in partial unfavorable rulings for each side. Both sides have appealed the ruling and a final judgment is expected to be received early in 2008. We believe the amount accrued for in our consolidated balance sheet as of December 31, 2007 is adequate should a loss occur.

        On July 7, 2006, a purported class action complaint, Louis Dudas et al. v. Encore Medical Corporation et al., was filed against DJO and its directors in the District Court of Travis County, Texas, 345th Judicial District (the "Texas Action"). Recently, Blackstone was added as a defendant. On July 18, 2006, a second purported class action complaint, Robert Kemp et al. v. Alastair J. Clemow et al. (the "Delaware Action") was filed by a putative stockholder of DJO in the Court of Chancery of the State of Delaware, New Castle County, against DJO and its directors. Blackstone and Grand Slam Holdings, LLC were also named as defendants in the Delaware Action. The Delaware Action was dismissed in February 2007 with no liability accruing to DJO or the other defendants.

        The Texas Action is still in preliminary stages and we cannot presently predict the outcome of the lawsuit, although we believe it is without merit. The Texas Action complaint alleges that DJO's directors breached their fiduciary duties by, inter alia, agreeing to an allegedly inadequate acquisition price in connection with the Blackstone Merger Agreement. The complaint seeks, among other things, to rescind any actions that have already been taken to consummate the Blackstone Merger Agreement, rescissory damages and the plaintiffs' reasonable costs and attorneys' and experts' fees.

        Due to the nature of our business, we are subject to a variety of audits by government agencies and other private interests. In connection with audits of our compliance with federal requirements for our facilities and related quality and manufacturing processes, the U.S. Food and Drug Administration (the "FDA") had previously informed us in January 2007 that they believed that certain discrete processes related to our Surgical Implant Segment did not conform with Current Good Manufacturing Practices ("CGMP"). During the year, we submitted a response and met with FDA representatives, and instituted the necessary changes and improvements in our policies and procedures to correct these issues. During the first quarter of 2008, the FDA concluded their follow-up investigation concerning the January 2007 warning letter. We received no observations and all areas of concern were addressed satisfactorily.

        The manufacturing and marketing of orthopedic medical products entails risk of product liability. From time to time, we have been, and currently we are, subject to product liability claims and litigation. In the future, we may again be subject to additional product liability claims, which could have a negative impact on our business. We currently carry product liability insurance up to a limit of $25.0 million, subject to aggregate self-insurance retention of $750,000 and a deductible of $50,000 on non-invasive and $250,000 on invasive products. Our insurance policy is subject to annual renewal. We believe our current product liability insurance coverage is adequate. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us. As of December 31, 2007 and December 31, 2006, we have accrued approximately $1.9 million and $2.3 million, respectively, for

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. COMMITMENTS AND CONTINGENCIES (Continued)

product liability claims expense based upon previous claim experience in part due to the fact that we have exceeded the coverage limits on certain claims.

        On February 22, 2005, we acquired substantially all of the assets of OTI, which included a line of spinal implant products and several total knee and hip implant designs for approximately $15.7 million. The acquisition consideration was subject to adjustment based upon the final balance sheet as of the closing date, which was the subject of a dispute between the former OTI shareholders and us. In 2006 the parties concluded an arbitration that resulted in an award of approximately $326,000 to DJO to reflect a lower inventory value at the date of closing than was originally determined by OTI. We were involved in the defense of a patent infringement claim against us and OTI, which was settled with a payment of $400,000 to the counterparty in 2006. We had also been in a related dispute with OTI and its chief executive officer over certain representations and warranties that were made under the Asset Purchase Agreement that governs the OTI acquisition (the "OTI APA"). This dispute had been the subject of litigation in which each party had asserted certain claims, including our claim for indemnification from the approximately $1.7 million escrow fund that was established pursuant to the OTI APA specifically for the purpose of funding indemnification claims. Previously, we had reflected the costs that we had incurred to date related to the litigation for which we believed we were entitled to indemnification as an account receivable of approximately $1.6 million. During the fourth quarter of 2007, the dispute was settled. The net effect of the various disputes and litigation settlements resulted in the recognition of approximately $0.4 million of intangible assets associated with the settlement of a previous patent infringement claim against us discussed above whereby we previously paid $0.4 million in exchange for a license to use the related technology.

15. RELATED TRANSACTIONS

Management Stockholder's Agreement

        Certain members of DJO's management are parties to DJO's management stockholders agreement, dated November 3, 2006, among DJO, Grand Slam Holdings, LLC ("BCP Holdings"), Blackstone, certain of its affiliates, and such members of DJO's management and current executive officers (the "Management Stockholders Agreement"). In conjunction with the DJO Merger, certain incoming executives of DJO (the "new management stockholders") have become parties to the Management Stockholders Agreement on the same terms and conditions as set forth therein, subject to the following exceptions, which by amendment (the "Amendment") will apply only to the new management stockholders and any other persons becoming a party thereto after November 20, 2007. The Management Stockholders Agreement currently provides that if a management stockholder voluntarily resigns from DJO for any reason other than "good reason" (as defined in the Management Stockholders Agreement) and a Blackstone Parent Stockholder exercises its call rights after such termination, the management stockholder would receive the lower of fair market value or "cost" for the management stockholder's callable shares. The Amendment provides that, unless a new management stockholder was terminated by DJO for "cause" (as defined in the Amendment) or unless the new management stockholder voluntarily terminated employment and such termination would have constituted a termination for "cause" if it would have been initiated by DJO, such new management stockholder would receive fair market value for such new management stockholder's shares callable upon the exercise of a call right.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. RELATED TRANSACTIONS (Continued)

        The Management Stockholders Agreement imposes significant restrictions on transfers of shares of DJO's common stock held by management stockholders and provides a right of first refusal to DJO (or Blackstone), if DJO fails to exercise such right) on any proposed sale of DJO's common stock held by a management stockholder following the lapse of the transfer restrictions and prior to the occurrence of a "qualified public offering" (as such term is defined in that agreement) of DJO. In addition, prior to a qualified public offering, Blackstone will have drag-along rights, and management stockholders will have tag-along rights, in the event of a sale of DJO's common stock by Blackstone to a third party (or in the event of a sale of BCP Holdings' equity interests to a third party) in the same proportion as the shares or equity interests sold by Blackstone. If, prior to either the lapse of the transfer restrictions or a qualified public offering, a management stockholder's employment is terminated, DJO will have the right to repurchase all shares of its common stock held by such management stockholder for a period of one year from the date of termination of employment (or the until the date that is one year following the exercise of the stock options used to acquire such common stock, if later). If DJO does not exercise this repurchase right during the applicable repurchase period, then Blackstone will generally have the right to repurchase such shares for a period of 30 days thereafter. The Management Stockholders Agreement also provides that, after the occurrence of a qualified public offering, the management stockholders will receive customary piggyback registration rights with respect to shares of DJO common stock held by them.

        On December 13, 2006, DJO, BCP Holdings, Blackstone and certain of its affiliates entered into a stockholders agreement with Sidney Braginsky, one of DJO's directors. The terms and conditions of the stockholders agreement with Mr. Braginsky are the same, in all material respects, as the management stockholders agreement described above.

Transaction and Monitoring Fee Agreement

        Under the New Transaction and Monitoring Fee Agreement, DJO paid BMP, at the closing of the DJO Merger, a $15.0 million transaction fee and $0.6 million for related expenses. Also pursuant to this agreement, at the closing of the DJO Merger, DJO paid Blackstone Advisory Services, L.P., an affiliate of BMP ("BAS"), a $3.0 million advisory fee in consideration of the provision of certain strategic and other advice and assistance by BAS on behalf of BMP.

        Under the New Transaction and Monitoring Fee Agreement, BMP (including through its affiliates and representatives) will continue to provide certain monitoring, advisory and consulting services to DJO, on substantially the same terms and conditions as the transaction and monitoring fee agreement executed in connection with the Prior Transaction ("Old Transaction and Monitoring Fee Agreement"), for an annual monitoring fee which has been increased from $3.0 million to the greater of $7.0 million and 2.0% of consolidated EBITDA (as defined in the New Transaction and Monitoring Fee Agreement). At any time in connection with or in anticipation of a change of control of DJO, a sale of all or substantially all of DJO's assets or an initial public offering of common stock of DJO or its successor, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the transaction and monitoring fee agreement, assuming a hypothetical termination date of the agreement to be the twelfth anniversary of such election. The monitoring fee agreement will continue until the earlier of the twelfth anniversary of the date of the agreement or such date as DJO and BMP may mutually determine. DJO will agree to indemnify BMP and its affiliates, directors, officers, employees, agents and representatives from and against all liabilities

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. RELATED TRANSACTIONS (Continued)

relating to the services contemplated by the transaction and monitoring fee agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates of the services contemplated by, the transaction and monitoring fee agreement. During the twelve month period ended December 31, 2007, we recorded approximately $3.0 million related to the monitoring fee under the Old Transaction and Monitoring Fee Agreement, which has been recorded as a component of selling, general and administrative expense.

16. DERIVATIVE INSTRUMENTS

        We make use of debt financing as a source of funds and are therefore exposed to interest rate fluctuations in the normal course of our business. We operate internationally and are therefore exposed to foreign currency exchange rate fluctuations in the normal course of our business, in particular to changes in the Mexican Peso due to our Mexico-based manufacturing operations that incur costs that are largely denominated in Mexican Pesos. As part of our risk management strategy, we use derivative instruments to hedge portions of our exposure. Before acquiring a derivative instrument to hedge a specific risk, potential natural hedges are evaluated. Derivative instruments are only utilized to manage underlying exposures that arise from our business operations. Factors considered in the decision to hedge an underlying market exposure include the materiality of the risk, the volatility of the market, the duration of the hedge, and the availability, effectiveness and cost of derivative instruments. As of December 31, 2007, we had outstanding hedges in the form of forward contracts to purchase Mexican Pesos aggregating a U.S. dollar equivalent of $10.7 million.

        The Old Senior Secured Credit Facility, which was repaid on November 20, 2007 in connection with the DJO Merger, was subject to a floating interest rate. We managed the risk of unfavorable movements in interest rates by hedging a portion of the outstanding loan balance, thereby locking in a fixed rate on a portion of the principal and reducing the effect of rising interest rates and making interest expense more predictable. In February 2007, we swapped variable rates for fixed rates on $175.0 million of the borrowings under the Old Senior Secured Credit Facility. We had two agreements in place for a notional amount of $100.0 million and $75.0 million, expiring in 2010 and 2012, respectively. Under these agreements, we paid a fixed rate of 5.17% and received a variable rate equal to the then current three month LIBOR rate. On November 19, 2007, in anticipation of the DJO Merger and incurrence of new indebtedness, we terminated these swaps and recognized $4.8 million of related interest expense. On November 20, 2007, we entered into a new interest rate swap agreement for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% amortizing through an expiration date of 2009.

        The fair value of our interest rate swap agreement recorded on the balance sheet as of December 31, 2007 was a loss of approximately $3.9 million and is recorded in other non-current liabilities. We believe our interest rate swaps are highly effective. Derivative net gains (losses) on our interest rate swap agreements of $0.7 million, $0.5 million, and $(0.2) million, on a pre-tax basis, were included in interest expense in the Successor year ended December 31, 2007 and in the Predecessor period from January 1, 2006 through November 3, 2006, and for the year ended December 31, 2005, respectively. Included in loss on early extinguishment of debt for 2007 is $(4.8) million related to the termination of swaps in connection with the DJO Merger as discussed above. Derivative gains and losses on cash flow hedges that qualify as accounting hedges are reported as accumulated other comprehensive income net of tax, until such time as they are reported in income along with the hedged item.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

17. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

        The following represents the unaudited quarterly consolidated financial data for the periods presented (in thousands):

	Successor
	For the three months ended
	Mar 31, 2007	Jun 30, 2007	Sep 29, 2007	Dec 31, 2007
Net sales	$106,707	$106,253	$108,431	$170,743
Gross Profit	61,425	62,392	66,149	96,304
Operating income	310	333	2,800	(42,879)
Net income	(11,087)	(8,078)	(5,939)	(57,318)

	Predecessor				Successor
	Jan 1, 2006 through Apr 1, 2006	April 2, 2006 through Jul 1, 2006	Jul 2, 2006 through Sep 30, 2006	Oct 1, 2006 through Nov 3, 2006	Nov 4, 2006 through Dec 31, 2006
Net sales	$86,912	$95,915	$92,911	$28,645	$57,902
Gross Profit	51,798	57,755	57,424	10,126	31,115
Operating income (loss)	6,579	7,350	10,557	(47,284)	(42,147)
Net income (loss)	(2,524)	(785)	754	(44,221)	(41,634)

18. EMPLOYEE BENEFIT PLANS

        We have multiple qualified defined contribution plans, which allow for voluntary pre-tax contributions by employees. We pay all general and administrative expenses of the plans and may make contributions to the plans. Based on 50% of the first 6% of employee contributions, we made matching contributions of approximately $1.2 million to the plan in existence for both the Predecessor periods January 1, 2006 through November 3, 2006 and the year ended December 31, 2005. We also made matching contributions to the plan of approximately $1.6 million and $0.2 million for the Successor year ended December 31, 2007 and the period from November 4, 2006 through December 31, 2006, respectively. The plans provide for discretionary contributions by us as approved by the Board of Directors. There have been no such discretionary contributions through December 31, 2007.

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        On November 20, 2007, in connection with the DJO Merger, DJOFL and its direct wholly-owned subsidiary, Finco, issued $575.0 million aggregate principal amount of the 10.875% Notes. Finco has only nominal assets and does not conduct any operations. The 10.875% Indenture generally prohibits Finco from holding any assets, becoming liable for any obligations, or engaging in any business activity. The 10.875% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior subordinated basis by all of the DJOFL's domestic subsidiaries (other than the co-issuer) that are 100% owned, directly or indirectly, by DJOFL (the "Guarantors"). Our foreign subsidiaries (the "Non-Guarantors"), do not guarantee the notes. The Guarantors also unconditionally guarantee the New Senior Secured Credit Facility.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

        On November 3, 2006, in connection with the Prior Transaction, DJOFL and its direct wholly-owned subsidiary, Finco, issued $200.0 million aggregate principal amount of the 11.75% Notes. Finco was formed solely to act as a co-issuer of the 11.75% Notes, has only nominal assets and does not conduct any operations. The 11.75% Indenture generally prohibits Finco from holding any assets, becoming liable for any obligations, or engaging in any business activity. The 11.75% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior subordinated basis by all of the DJOFL's domestic subsidiaries (other than the co-issuer) that are 100% owned, directly or indirectly, by DJOFL (the "Guarantors"). Our foreign subsidiaries (the "Non-Guarantors"), do not guarantee the notes. The Guarantors also unconditionally guarantee the New Senior Secured Credit Facility.

        The following tables present the financial position, results of operations and cash flows of DJOFL, the Guarantors, the Non-Guarantors and Eliminations as of the years ended December 31, 2007 and 2006 and for the period from November 4, 2006 to December 31, 2006. In addition, the following tables present the results of operations and cash flows of the Predecessor, the Guarantors, the Non-Guarantors, and Eliminations for the period from January 1, 2006 to November 3, 2006, and for the year ended December 31, 2005. The Guarantors in the tables relating to the Predecessor period include EMIHC, a previously wholly owned direct subsidiary of DJOFL which was liquidated on December 31, 2006. EMIHC was the borrower under the Old Credit Facility which was fully repaid in connection with the Prior Transaction and the issuer of the 9.75% Notes, which was repurchased pursuant to a tender offer in connection with the Prior Transaction.

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries
Condensed Consolidating Balance Sheet
As of December 31, 2007
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$519	$44,694	$18,258	$—	$63,471
Accounts receivable, net	—	120,949	33,818	—	154,767
Inventories, net	—	94,908	22,868	(6,872)	110,904
Deferred tax assets	—	29,145	—	(146)	28,999
Prepaid expenses and other current assets	9	13,669	3,641	—	17,319

Total current assets	528	303,365	78,585	(7,018)	375,460
Property and equipment, net	—	70,413	12,949	(1,717)	81,645
Goodwill	—	1,132,388	68,894	—	1,201,282
Intangible assets, net	—	1,324,191	36,170	—	1,360,361
Investment in subsidiaries	1,140,111	184,420	53,114	(1,377,645)	—
Intercompany receivable	1,344,358	—	—	(1,344,358)	—
Other non-current assets	61,587	4,220	1,717	—	67,524

Total assets	$2,546,584	$3,018,997	$251,429	$(2,730,738)	$3,086,272

Liabilities, Minority Interests and Membership Equity
Current liabilities:
Accounts payable	$54	$34,722	$8,800	$—	$43,576
Accrued expenses	10,116	66,985	26,666	—	103,767
Long-term debt and capital leases, current portion	10,650	752	2,807	—	14,209

Total current liabilities	20,820	102,459	38,273	—	161,552
Long-term debt and capital leases, net of current portion	1,816,864	287	1,447	—	1,818,598
Deferred tax liabilities	—	376,778	9,881	—	386,659
Intercompany payable	—	1,255,008	89,350	(1,344,358)	—
Other non-current liabilities	3,912	9,348	—	—	13,260

Total liabilities	1,841,596	1,743,880	138,951	(1,344,358)	2,380,069
Minority interests	—	—	1,215	—	1,215
Membership equity	704,988	1,275,117	111,263	(1,386,380)	704,988

Total liabilities, minority interests and membership equity	$2,546,584	$3,018,997	$251,429	$(2,730,738)	$3,086,272

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries
Condensed Consolidating Balance Sheet
As of December 31, 2006
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$12	$22,650	$8,241	$—	$30,903
Accounts receivable, net	—	50,593	18,301	—	68,894
Inventories, net	—	58,707	9,188	(222)	67,673
Deferred tax assets	—	21,598	4,282	(146)	25,734
Prepaid expenses and other current assets	21	11,103	483	—	11,607

Total current assets	33	164,651	40,495	(368)	204,811
Property and equipment, net	—	35,141	8,157	(2,047)	41,251
Goodwill	—	414,079	61,643	—	475,722
Intangible assets, net	—	281,992	35,250	—	317,242
Investment in subsidiaries	387,419	(41,601)	47,731	(393,549)	—
Intercompany receivable	287,144	—	—	(287,144)	—
Other non-current assets	19,940	762	908	—	21,610

Total assets	$694,536	$855,024	$194,184	$(683,108)	$1,060,636

Liabilities, Minority Interests and Membership Equity
Current liabilities:
Accounts payable	$—	$13,455	$5,440	$—	$18,895
Accrued expenses	7,909	17,607	12,463	—	37,979
Long-term debt and capital leases, current portion	3,500	332	2,673	—	6,505

Total current liabilities	11,409	31,394	20,576	—	63,379
Long-term debt and capital leases, net of current portion	545,625	783	1,629	—	548,037
Deferred tax liabilities	—	99,152	12,080	—	111,232
Intercompany payable	—	192,819	94,325	(287,144)	—
Other non-current liabilities	—	1,871	—	—	1,871

Total liabilities	557,034	326,019	128,610	(287,144)	724,519
Minority interests	—	—	909	—	909
Membership equity	137,502	529,005	64,665	(395,964)	335,208

Total liabilities, minority interests and membership equity	$694,536	$855,024	$194,184	$(683,108)	$1,060,636

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Condensed Consolidating Statement of Operations
For the Successor Year Ended December 31, 2007
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$396,302	$113,057	$(17,225)	$492,134
Cost of sales	—	165,789	57,073	(16,998)	205,864

Gross profit	—	230,513	55,984	(227)	286,270
Operating expenses:
Selling, general and administrative	2,942	220,969	47,304	(52)	271,163
Research and development	—	16,998	4,049	—	21,047
Amortization of acquired intangibles	—	30,803	2,693	—	33,496

Operating income (loss)	(2,942)	(38,257)	1,938	(175)	(39,436)
Other income (expense):
Interest income	21,590	5,101	344	(25,903)	1,132
Interest expense	(72,085)	(22,216)	(4,011)	25,903	(72,409)
Other income (expense), net	(14,446)	(22,876)	496	37,568	742
Loss on early extinguishment of debt	(14,539)	—	—	—	(14,539)

Loss from continuing operations before income taxes and minority interests	(82,422)	(78,248)	(1,233)	37,393	(124,510)
Provision (benefit) for income taxes	—	(42,262)	(241)	—	(42,503)
Minority interests	—	—	415		415

Loss from continuing operations	(82,422)	(35,986)	(1,407)	37,393	(82,422)
Discontinued operations:
Income from discontinued operations, net of tax	—	—	—	—	—

Net loss	$(82,422)	$(35,986)	$(1,407)	$37,393	$(82,422)

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Condensed Consolidating Statement of Operations
For the Successor Period November 4, 2006 through December 31, 2006
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$43,556	$14,626	$(280)	$57,902
Cost of sales	—	18,959	8,113	(285)	26,787

Gross profit	—	24,597	6,513	5	31,115
Operating expenses:
Selling, general and administrative	1,088	33,707	6,304	—	41,099
Research and development	—	27,377	751	—	28,128
Amortization of acquired intangibles	—	3,608	427	—	4,035

Operating loss	(1,088)	(40,095)	(969)	5	(42,147)
Other income (expense):
Interest income	2,517	751	43	(2,999)	312
Interest expense	(8,560)	(2,776)	(274)	2,999	(8,611)
Other income (expense), net	(34,503)	87	46	34,503	133

Loss from continuing operations before income taxes and minority interests	(41,634)	(42,033)	(1,154)	34,508	(50,313)
Benefit for income taxes	—	(8,513)	(243)	—	(8,756)
Minority interests	—	—	39	—	39

Loss from continuing operations	(41,634)	(33,520)	(950)	34,508	(41,596)
Discontinued operations:
Loss from discontinued operations, net of tax	—	(38)	—	—	(38)

Net loss	$(41,634)	$(33,558)	$(950)	$34,508	$(41,634)

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Condensed Consolidating Statement of Operations
For the Predecessor Period January 1, 2006 through November 3, 2006
(in thousands)

	DJO	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$256,744	$49,579	$(1,940)	$304,383
Cost of sales	—	107,259	21,984	(1,963)	127,280

Gross profit	—	149,485	27,595	23	177,103
Operating expenses:
Selling, general and administrative	—	157,191	21,973	—	179,164
Research and development	—	11,482	3,290	—	14,772
Amortization of acquired intangibles	—	4,150	1,815	—	5,965

Operating income (loss)	—	(23,338)	517	23	(22,798)
Other income (expense):
Interest income	—	14,741	113	(14,327)	527
Interest expense	—	(40,077)	(258)	14,327	(26,008)
Other income (expense), net	(46,776)	(24,293)	(926)	71,972	(23)
Loss on early extinguishment of debt	—	(9,154)	—	—	(9,154)

Loss from continuing operations before income taxes and minority interests	(46,776)	(82,121)	(554)	71,995	(57,456)
Provision (benefit) for income taxes	—	(12,263)	752	59	(11,452)
Minority interests	—	—	158	—	158

Loss from continuing operations	(46,776)	(69,858)	(1,464)	71,936	(46,162)
Discontinued operations:
Loss from discontinued operations, net of tax	—	(614)	—	—	(614)

Net loss	$(46,776)	$(70,472)	$(1,464)	$71,936	$(46,776)

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Condensed Consolidating Statement of Operations
For the Predecessor Year Ended December 31, 2005
(in thousands)

	DJO	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$261,487	$41,002	$(8,763)	$293,726
Cost of sales	—	105,262	18,839	(8,728)	115,373

Gross profit	—	156,225	22,163	(35)	178,353
Operating expenses:
Selling, general and administrative	—	106,305	13,731	—	120,036
Research and development	—	8,497	1,080	—	9,577
Amortization of acquired intangibles	—	3,378	1,675	—	5,053

Operating income	—	38,045	5,677	(35)	43,687
Other income (expense):
Interest income	2	20,865	124	(20,598)	393
Interest expense	—	(49,107)	—	20,598	(28,509)
Other income (expense), net	12,558	31,902	(1,041)	(43,442)	(23)

Income from continuing operations before income taxes and minority interests	12,560	41,705	4,760	(43,477)	15,548
Provision for income taxes	—	4,032	1,956	73	6,061
Minority interests	—	—	140	—	140

Income from continuing operations	12,560	37,673	2,664	(43,550)	9,347
Discontinued operations:
Gain on disposal of discontinued operations, net of tax	—	2,445	—	—	2,445
Income from discontinued operations, net of tax	—	538	—	—	538

Net income	$12,560	$40,656	$2,664	$(43,550)	$12,330

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidating Statement of Cash Flows
For the Successor Year Ended December 31, 2007
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net loss	$(82,422)	$(35,986)	$(1,407)	$37,393	$(82,422)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	11,430	4,072	(758)	14,744
Amortization of intangibles	—	30,802	2,694	—	33,496
Amortization of debt issuance costs	4,862	—	—	—	4,862
Loss on early extinguishment of debt	9,744	—	—	—	9,744
Stock-based compensation	—	1,541	—	—	1,541
Loss on disposal of assets	—	252	544	(114)	682
Deferred income taxes	—	(43,134)	(4,087)	—	(47,221)
Non-cash income from subsidiaries	14,447	23,122	—	(37,569)	—
Provision for doubtful accounts and sales returns	—	21,581	847	—	22,428
Inventory reserves	—	2,975	605	—	3,580
Minority interests	—	—	415	—	415
Excess tax benefit associated with stock option exercises	—	(370)	—	—	(370)
Acquired in-process research and development	—	3,000	—	—	3,000
Net effect of discontinued operations	—	378	—	—	378
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(14,442)	(859)	—	(15,301)
Inventories	—	5,278	1,289	508	7,075
Prepaid expenses, other assets and liabilities	92	1,111	364	—	1,567
Accounts payable and accrued expenses	2,258	11,616	(831)	—	13,043

Net cash provided by (used in) operating activities	(51,019)	19,154	3,646	(540)	(28,759)
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(1,312,678)	(432)	—	(1,313,110)
Proceeds from sale of assets held for sale	—	4,500	91	—	4,591
Purchases of property and equipment	—	(10,622)	(3,880)	540	(13,962)
Other	—	(583)	—	—	(583)

Net cash used in investing activities	—	(1,319,383)	(4,221)	540	(1,323,064)
FINANCING ACTIVITIES:
Intercompany	(1,170,504)	1,160,126	10,378	—	—
Investment by Parent	—	434,599	—	—	434,599
Payments on long-term obligations	(446,126)	(271,868)	(427)	—	(718,421)
Proceeds from long-term obligations	1,724,022	294	34	—	1,724,350
Payment of debt issuance costs	(55,866)	—	—	—	(55,866)
Excess tax benefit associated with stock option exercises	—	370	—	—	370
Repurchase of Prior Transaction Management Rollover Options		(1,248)			(1,248)
Dividend paid to minority interests	—	—	(226)	—	(226)

Net cash provided by financing activities	51,526	1,322,273	9,759	—	1,383,558
Effect of exchange rate changes on cash and cash equivalents	—	—	833	—	833

Net increase (decrease) in cash and cash equivalents	507	22,044	10,017	—	32,568
Cash and cash equivalents at beginning of period	12	22,650	8,241	—	30,903

Cash and cash equivalents at end of period	$519	$44,694	$18,258	$—	$63,471

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Condensed Consolidating Statement of Cash Flows
For the Successor Period November 4, 2006 through December 31, 2006
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net loss	$(41,634)	$(33,558)	$(950)	$34,508	$(41,634)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	1,721	627	21	2,369
Amortization of intangibles	—	3,608	427	—	4,035
Amortization of debt issuance costs	654	—	—	—	654
Stock-based compensation	—	105	—	—	105
Asset impairment	—	1,282	134	(188)	1,228
Deferred income taxes	—	(8,427)	(415)	—	(8,842)
Non-cash income from subsidiaries	34,503	(259)	—	(34,244)	—
Provision for doubtful accounts and sales returns	—	492	21	—	513
Inventory reserves	—	944	13	—	957
Minority interests	—	—	39	—	39
In process research and development	—	25,200	—	—	25,200
Net effect of discontinued operations	—	457	—	—	457
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	6,043	18	—	6,061
Inventories	—	1,346	1,726	(161)	2,911
Prepaid expenses, other assets and liabilities	(21)	2,340	323	—	2,642
Accounts payable and accrued expenses	1,631	(12,691)	(1,464)	—	(12,524)

Net cash provided by (used in) operating activities	(4,867)	(11,397)	499	(64)	(15,829)
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	—	(13,008)	—	(13,008)
Acquisition of ReAble (Prior Transaction)	—	(522,072)	—	—	(522,072)
Purchases of property and equipment	—	(1,046)	(349)	64	(1,331)

Net cash used in investing activities	—	(523,118)	(13,357)	64	(536,411)
FINANCING ACTIVITIES:
Investment by Blackstone	—	357,000	—	—	357,000
Intercompany	(523,428)	508,702	14,726	—	—
Proceeds from long-term obligations	550,000	—	370	—	550,370
Payments on long-term obligations	(875)	(335,238)	—	—	(336,113)
Payment of debt issuance costs	(20,818)	—	—	—	(20,818)

Net cash provided by financing activities	4,879	530,464	15,096	—	550,439
Effect of exchange rate changes on cash and cash equivalents	—	824	(550)	—	274

Net increase (decrease) in cash and cash equivalents	12	(3,227)	1,688	—	(1,527)
Cash and cash equivalents at beginning of period	—	25,101	7,329	—	32,430

Cash and cash equivalents at end of period	$12	$21,874	$9,017	$—	$30,903

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Condensed Consolidating Statement of Cash Flows
For the Predecessor Period January 1, 2006 through November 3, 2006
(in thousands)

	DJO	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net loss	$(46,776)	$(70,472)	$(1,464)	$71,936	$(46,776)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	6,471	2,804	(436)	8,839
Amortization of intangibles	—	4,150	1,815	—	5,965
Amortization of debt issuance costs	—	1,765	—	—	1,765
Loss on early extinguishment of debt	—	9,154	—	—	9,154
Non-cash interest expense	—	91	—	—	91
Stock-based compensation	—	10,631	—	—	10,631
Asset impairment and loss on disposal of assets	—	321	317	(250)	388
Deferred income taxes	335	(12,856)	(822)	59	(13,284)
Non-cash income from subsidiaries	46,777	25,474	—	(72,251)	—
Provision for doubtful accounts and sales returns	—	21,604	159	—	21,763
Inventory reserves	—	7,473	90	—	7,563
Excess tax benefit associated with stock option exercises	—	(2,543)	—	—	(2,543)
Minority interests	—	—	158	—	158
Acquired in-process research and development	—	2,103	1,794	—	3,897
Net effect of discontinued operations	—	5,155	—	—	5,155
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	3,116	2,387	—	5,503
Inventories	—	(10,457)	294	429	(9,734)
Prepaid expenses, other assets and liabilities	3,299	(5,009)	(108)	—	(1,818)
Accounts payable and accrued expenses	1,215	10,869	(2,126)	—	9,958

Net cash provided by (used in) operating activities	4,850	7,040	5,298	(513)	16,675
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(4,340)	2,547	—	(1,793)
Acquisition of intangible assets	—	(110)	(134)	—	(244)
Purchases of property and equipment	—	(10,297)	(2,520)	513	(12,304)
Proceeds from sale of assets	—	69	—	—	69

Net cash used in investing activities	—	(14,678)	(107)	513	(14,272)
FINANCING ACTIVITIES:
Intercompany	(9,477)	7,330	2,147	—	—
Proceeds from long-term obligations	—	25,300	—	—	25,300
Payments on long-term obligations	—	(20,791)	(4,629)	—	(25,420)
Payment of debt issuance costs	—	(10)	—	—	(10)
Excess tax benefit associated with stock options	—	2,543	—	—	2,543
Proceeds from issuance of common stock	9,002	—	—	—	9,002
Proceeds from notes received for sale of common stock	846	—	—	—	846

Net cash provided by (used in) financing activities	371	14,372	(2,482)	—	12,261
Effect of exchange rate changes on cash and cash equivalents	—	—	566	—	566

Net increase in cash and cash equivalents	5,221	6,734	3,275	—	15,230
Cash and cash equivalents at beginning of period	308	13,588	3,304	—	17,200

Cash and cash equivalents at end of period	$5,529	$20,322	$6,579	$—	$32,430

DJO Finance LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

19. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC and Subsidiaries

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2005
(Predecessor)
(in thousands)

	DJO	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income	$12,560	$40,656	$2,664	$(43,550)	$12,330
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	—	6,586	3,019	(909)	8,696
Amortization of intangibles	—	3,378	1,675	—	5,053
Amortization of debt issuance costs	—	2,177	—	—	2,177
Non-cash interest expense	—	100	—	—	100
Stock-based compensation	30	140	(10)	—	160
Asset impairments and loss on disposal of assets	—	522	1,181	(328)	1,375
Deferred income taxes	—	(2,253)	(764)	87	(2,930)
Earnings from subsidiaries	(12,555)	(30,887)	—	43,442	—
Provision for doubtful accounts and sales returns	—	5,708	400	—	6,108
Inventory reserves	—	4,687	123	—	4,810
Minority interest	—	—	140	—	140
Tax provision associated with stock options	45	—	—	—	45
Net effect of discontinued operations, net of gain on disposal	—	(2,382)	—	—	(2,382)
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(10,461)	2,096	—	(8,365)
Inventories	—	(11,722)	(616)	(232)	(12,570)
Prepaid expenses, other assets and liabilities	(1,101)	3,350	190	—	2,439
Accounts payable and accrued expenses	80	3,700	(1,476)	70	2,374

Net cash provided by (used in) operating activities	(941)	13,299	8,622	(1,420)	19,560
INVESTING ACTIVITIES:
Acquisition of businesses	—	(21,648)	—	—	(21,648)
Purchases of property and equipment	—	(8,175)	(3,395)	3,560	(8,010)
Proceeds from sale of assets	—	8	—	—	8
Proceeds from sale of discontinued operations	—	9,291	—	—	9,291
Net effect of discontinued operations	—	(5)	—	—	(5)

Net cash used in investing activities	—	(20,529)	(3,395)	3,560	(20,364)
FINANCING ACTIVITIES:
Intercompany	53	2,464	(377)	(2,140)	—
Intercompany cash dividends	—	4,554	(4,554)	—	—
Proceeds from long-term obligations	—	14,700	—	—	14,700
Payments on long-term obligations	—	(15,481)	(74)	—	(15,555)
Payment of debt issuance costs	—	(642)	—	—	(642)
Dividends paid to minority interest	—	—	(198)	—	(198)
Proceeds from issuance of common stock	355	—	—	—	355
Proceeds from notes received for sale of common stock	102	—	—	—	102

Net cash provided by (used in) financing activities	510	5,595	(5,203)	(2,140)	(1,238)
Effect of exchange rate changes on cash and cash Equivalents	—	—	(647)	—	(647)

Net decrease in cash and cash equivalents	(431)	(1,635)	(623)	—	(2,689)
Cash and cash equivalents at beginning of year	739	15,223	3,927	—	19,889

Cash and cash equivalents at end of year	$308	$13,588	$3,304	$—	$17,200

 DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	March 29, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$67,694	$63,471
Accounts receivable, net	168,187	154,767
Inventories, net	105,475	110,904
Deferred tax assets, net	29,703	28,999
Prepaid expenses and other current assets	20,712	17,319

Total current assets	391,771	375,460
Property and equipment, net	80,695	81,645
Goodwill	1,206,170	1,201,282
Intangible assets, net	1,344,517	1,360,361
Other non-current assets	64,268	67,524

Total assets	$3,087,421	$3,086,272

Liabilities, Minority Interests, and Membership Equity
Current liabilities:
Accounts payable	$38,750	$43,576
Accrued interest	52,415	10,131
Long-term debt and capital leases, current portion	14,410	14,209
Other current liabilities	80,496	93,636

Total current liabilities	186,071	161,552
Long-term debt and capital leases, net of current portion	1,818,989	1,818,598
Deferred tax liabilities, net	378,016	386,659
Other non-current liabilities	23,189	13,260

Total liabilities	2,406,265	2,380,069

Minority interests	1,510	1,215
Commitments and contingencies
Membership equity:
Additional paid-in capital	823,465	822,854
Accumulated deficit	(148,218)	(124,056)
Accumulated other comprehensive income	4,399	6,190

Total membership equity	679,646	704,988

Total liabilities, minority interests, and membership equity	$3,087,421	$3,086,272

See accompanying notes to condensed consolidated financial statements.

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	Three Months Ended
	March 29, 2008	March 31, 2007
Net sales	$239,728	$106,707
Cost of sales	95,084	45,282

Gross profit	144,644	61,425
Operating expenses:
Selling, general and administrative	110,612	50,973
Research and development	6,676	3,635
Amortization of acquired intangibles	19,116	6,507

Operating income	8,240	310
Other income (expense):
Interest income	587	217
Interest expense	(45,187)	(14,021)
Other income, net	1,343	143

Loss before income taxes and minority interests	(35,017)	(13,351)
Benefit for income taxes	(11,055)	(2,341)
Minority interests	200	77

Net loss	$(24,162)	$(11,087)

See accompanying notes to condensed consolidated financial statements.

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	March 29, 2008	March 31, 2007
OPERATING ACTIVITIES:
Net loss	$(24,162)	$(11,087)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,661	3,080
Amortization of intangibles	19,116	6,507
Amortization of debt issuance costs	3,506	960
Stock-based compensation	611	384
Asset impairments and loss on disposal of assets	165	113
Deferred income taxes	(12,208)	(3,548)
Provision for doubtful accounts and sales returns	4,440	2,322
Inventory reserves	1,518	268
Minority interests	200	77
Excess tax benefit associated with stock option exercises	—	(17)
Net effect of discontinued operations, net of gain on disposal	—	376
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(16,172)	(12,341)
Inventories	4,623	3,557
Prepaid expenses, other assets and liabilities	(3,459)	(5,369)
Accrued interest	42,284	5,611
Accounts payable and other current liabilities	(18,690)	7,066

Net cash provided by (used in) operating activities	7,433	(2,041)
INVESTING ACTIVITIES:
Acquisition of intangible assets	(675)	—
Acquisition of businesses, net of cash acquired	—	(4,200)
Purchases of property and equipment	(4,272)	(4,432)
Proceeds from sale of assets	2	3,573
Other, net	454	—

Net cash used in investing activities	(4,491)	(5,059)
FINANCING ACTIVITIES:
Payments on long-term obligations	(108)	(988)
Excess tax benefit associated with stock option exercises	—	17
Dividend paid to minority interests	—	(226)

Net cash used in financing activities	(108)	(1,197)
Effect of exchange rate changes on cash and cash equivalents	1,389	99

Net increase (decrease) in cash and cash equivalents	4,223	(8,198)
Cash and cash equivalents at beginning of period	63,471	31,679

Cash and cash equivalents at end of period	$67,694	$23,481

Supplemental disclosures of cash flow information:
Cash paid for interest	$52	$7,327
Cash paid for income taxes	$1,156	$1,236

See accompanying notes to condensed consolidated financial statements.

DJO Finance LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

        Basis of Presentation and Principles of Consolidation.    We are a global provider of high-quality, orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, spine surgeons, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        We currently market and distribute our products through three operating segments, Domestic Rehabilitation, International Rehabilitation, and Surgical Implant. Our Domestic and International Rehabilitation Segments offer non-invasive medical products that are used before and after surgery to assist in the repair and rehabilitation of soft tissue and bone, and to protect against further injury; electrotherapy devices and accessories used to treat pain and restore muscle function; iontophoretic devices and accessories used to deliver medication; clinical therapy tables, traction equipment and other clinical therapy equipment; orthotic devices used to treat joint and spine conditions; orthopedic soft goods; rigid knee braces; and vascular systems which include products intended to prevent deep vein thrombosis following surgery. Our Surgical Implant Segment offers a comprehensive suite of reconstructive joint products.

        On November 20, 2007, a subsidiary of ReAble Therapeutics, Inc. ("ReAble") was merged into DJO Opco Holdings, Inc. ("DJO Opco"), with DJO Opco continuing as the surviving corporation (the "DJO Merger"). As a result of the DJO Merger, DJO Opco became a subsidiary of ReAble Therapeutics Finance LLC, which was itself a subsidiary of ReAble. Following the DJO Merger, ReAble was renamed DJO Incorporated ("DJO"), ReAble Therapeutics Finance LLC was renamed DJO Finance LLC ("DJOFL") and ReAble Finance Corporation, the co-issuer of both the 10.875% senior notes and 11.75% senior subordinated notes (see Note 7), was renamed DJO Finance Corporation ("Finco").

        Except as otherwise indicated, references to "us", "we", "our", "DJO", or "our Company", refers to DJO and its consolidated subsidiaries.

        DJOFL directly or indirectly through its subsidiaries, owns all of the operating assets of DJO. Minority interests reflect the 50% ownership of Medireha GmbH ("Medireha"), not owned by us, which we have consolidated due to our controlling interest. Our controlling interest consists of our 50% ownership and our control of one of the two director seats, our rights to prohibit certain business activities that are not consistent with our plans for the business and our exclusive distribution rights for products manufactured by Medireha. All significant intercompany balances and transactions have been eliminated in consolidation.

        The accompanying unaudited condensed consolidated financial statements as of March 29, 2008 and for the three months ended March 29, 2008 and March 31, 2007 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007. The accompanying unaudited condensed consolidated financial statements as of March 29, 2008 and for the three months ended March 29, 2008 and March 31, 2007 have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the financial position, operating results and cash flows for the interim date and interim periods presented. Results for the interim periods are not necessarily indicative of the results to be achieved for the entire year or future periods.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to contractual allowances, doubtful accounts, inventories, rebates, product returns, warranty obligations, income taxes, intangible assets and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

        Cash and Cash Equivalents.    Cash consists of deposits with financial institutions. We consider all short-term, highly liquid investments and investments in money market funds and commercial paper with original maturities of less than three months at the time of purchase to be cash equivalents. While our cash and cash equivalents are on deposit with high-quality institutions, such deposits exceed FDIC insured limits.

        Financial Instruments.    We utilize derivative instruments to manage our exposure to market risks such as changes in interest rates and foreign currency exchange rates. In accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", we record derivative instruments as assets or liabilities in the condensed consolidated balance sheets, measured at fair value.

        Foreign Currency Translation.    The financial statements of our international subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of consolidated membership equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the condensed consolidated statements of operations as either a component of costs of goods sold or other income or expense, depending on the nature of the transaction.

        Comprehensive loss consists of the following components (in thousands):

	Three Months Ended
	March 29, 2008	March 31, 2007
Net loss, as reported	$(24,162)	$(11,087)
Foreign currency translation adjustments	4,201	(64)
Change in fair value of interest rate swap, net of tax	(5,992)	(1,058)

Comprehensive loss	$(25,953)	$(12,209)

        Reclassifications.    The condensed consolidated financial statements and accompanying footnotes reflect certain reclassifications, including the reclassification of certain shipping costs from selling, general and administrative expenses to cost of sales. These reclassifications have been made to prior period condensed consolidated financial statements to conform to the current period presentation.

        Recent Accounting Pronouncements.    In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" which requires entities to disclose the fair values of derivative instruments and their gains and losses in a tabular format and to disclose derivative-features that are credit risk-related. The statement is effective for fiscal years beginning after November 15, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" which requires entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. The statement is effective for fiscal years beginning after December 15, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The statement is effective for fiscal years beginning after December 15, 2008. We will adopt this statement as of the beginning of 2009 and are currently assessing the potential impact of adoption.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No. 115" which permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material impact on our results of operations or financial condition.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. At March 29, 2008, our interest rate swaps (see Note 14) were carried at fair value measured on a recurring basis. Fair values are determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy.

2. ACQUISITIONS

        As part of our growth strategy, we have completed three material business acquisitions since the beginning of 2007. We believe that the acquisition of these businesses has allowed us to serve our patients and their professional caregivers more effectively. In addition, through the acquisition of these businesses, we have achieved and expect to continue to achieve certain synergies that should reduce our combined manufacturing costs and selling and distribution costs, and enhance our product offerings and research and development efforts.

        We account for acquisitions in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"). The results of operations attributable to each acquisition are included in the condensed consolidated financial statements from the date of acquisition.

Acquisition of DJO Opco Holdings, Inc.

        On July 15, 2007, we entered into an Agreement and Plan of Merger (the "DJO Merger Agreement") with DJO Opco, formerly known as DJO Incorporated, providing for the DJO Merger pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which was consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 in cash for each share of common stock of DJO Opco they then held), $15.2 million related to the fair value of stock options held by DJO Opco management that were exchanged for options to purchase DJO common stock, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by our primary shareholder, an affiliate of Blackstone Capital Partners V, L.P. ("Blackstone"), borrowings under our senior secured credit facility (the "Senior Secured Credit Facility"), and proceeds from the newly issued 10.875% senior notes due 2014 (the "10.875% Notes") (see Note 7 for further information).

        We are currently integrating the operations of ReAble with those of DJO Opco. See Note 11 for further details.

Acquisition of IOMED, Inc.

        On August 9, 2007, a subsidiary of DJOFL acquired IOMED, Inc. ("IOMED"), which develops, manufactures and markets active drug delivery systems used primarily to treat acute local inflammation in the physical and occupational therapy and sports medicine markets. The purchase price was $23.3 million and consisted of $21.1 million in cash payments to former IOMED equity holders at $2.75 per share, $0.8 million related to the fair value of vested stock options that were outstanding at the time of the acquisition, and $1.4 million in direct acquisition costs. The IOMED acquisition was primarily financed with borrowings under our then existing revolving credit facility.

Acquisition of The Saunders Group, Inc.

        On July 2, 2007, a subsidiary of DJOFL completed its purchase of substantially all of the assets of The Saunders Group, Inc. ("Saunders") for total cash consideration of $40.9 million, including $0.9 million of acquisition costs (the "Saunders Acquisition"). Saunders is a supplier of rehabilitation products to physical therapists, chiropractors, athletes, athletic trainers, physicians and patients, with a specialty in patented traction devices, back supports, and equipment for neck and back disorders. The Saunders Acquisition was financed with funds borrowed under our then existing senior credit facilities.

        The fair values of the assets acquired and the liabilities assumed in connection with the acquisition of the businesses discussed above were estimated in accordance with SFAS 141 and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The purchase price for the acquisitions remained preliminary as of March 29, 2008, and may be subject to adjustments as we finalize our estimates of certain items, including severance amounts for employees terminated, certain acquired inventories and accounts receivable and accruals for certain contingent liabilities that existed on the acquisition dates.

        The purchase prices for our recent acquisitions were allocated as follows to the fair values of the net tangible and intangible assets acquired, including the cumulative impact of adjustments made to such allocations through March 29, 2008 (see Note 5):

(in thousands):	DJO Opco	IOMED	Saunders	Wtd. Avg. Useful Lives
Current assets	$172,177	$8,971	$6,783
Tangible non-current assets	67,519	853	273
Liabilities assumed (see Note 11)	(684,387)	(6,100)	(628)
Acquired in-process research and development	3,000	—	—
Identifiable intangible assets:
Technology-based	354,000	6,616	10,171	3 - 20 years
Customer-based	328,000	2,512	6,369	10 - 16 years
Trademarks and tradenames	356,000	1,777	4,423	Indefinite
Goodwill	678,424	8,676	13,537	N/A

Purchase price	$1,274,733	$23,305	$40,928

        Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed.

        The purchase price allocation for the DJO Opco acquisition included values assigned to certain specific identifiable intangible assets aggregating $1,038.0 million. An aggregate value of $354.0 million was assigned to patents and existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the patents and technology acquired. An aggregate value of $328.0 million was assigned to certain DJO Opco customer relationships for group purchase organization (GPO) customers and certain other customers existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those GPOs and other customers. A value of $356.0 million was assigned to tradenames and trademarks, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the tradenames and trademarks acquired. A value of $678.4 million, representing the difference between the total purchase price and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

        We acquired DJO Opco to expand our product offerings, increase our addressable market, increase the size of our international business and increase our revenues. We also believe there are significant cost reduction synergies that may be realized as we integrate the acquired business. These are among the factors that contributed to a purchase price for the DJO Opco acquisition that resulted in the recognition of goodwill.

3. ACCOUNTS RECEIVABLE RESERVES

        A summary of activity in our accounts receivable reserves for doubtful accounts and sales returns is presented below (in thousands):

	Three Months Ended
	March 29, 2008	March 31, 2007
Balance, beginning of period	$30,954	$513
Provision for doubtful accounts and sales returns	4,440	2,322
Write-offs, net of recoveries	(5,863)	(15)

Balance, end of period	$29,531	$2,820

4. INVENTORIES

        Inventories consist of the following (in thousands):

	March 29, 2008	December 31, 2007
Components and raw materials	$33,800	$35,534
Work in process	6,308	6,626
Finished goods	51,966	54,411
Inventory held on consignment	22,501	22,159

	114,575	118,730
Less—inventory reserves	(9,100)	(7,826)

	$105,475	$110,904

        In connection with the DJO Merger, the carrying value of the acquired DJO Opco inventory was increased by approximately $9.4 million to its estimated fair value as of the acquisition date. This amount was amortized through cost of sales over a three month period based upon the estimated turn of the acquired inventory, of which the final $4.7 million was recorded in the three months ended March 29, 2008.

        A summary of the activity in our reserves for estimated slow moving, excess, obsolete and otherwise impaired inventory is presented below (in thousands):

	Three Months Ended
	March 29, 2008	March 31, 2007
Balance, beginning of period	$7,826	$918
Provision charged to cost of sales	1,518	268
Recoveries (write-offs) charged to reserve	(244)	163

Balance, end of period	$9,100	$1,349

        The write-offs to the reserve were principally related to the disposition of fully reserved inventory.

5. GOODWILL AND INTANGIBLE ASSETS

        A summary of adjustments to our goodwill balance for the three months ended March 29, 2008 is as follows (in thousands):

Balance, beginning of period	$1,201,282
Adjustment related to DJO Opco acquisition	(680)
Foreign currency translation adjustments	5,568

Balance, end of period	$1,206,170

        During the quarter ended March 29, 2008, goodwill related to the DJO Opco acquisition was adjusted to reflect changes in our preliminary estimates of the acquired property and equipment and assumed liabilities (see Note 11).

        Identifiable intangible assets consisted of the following as of March 29, 2008 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Intangibles, Net
Amortizable intangible assets:
Technology-based	$458,138	$(27,974)	$430,164
Customer-based	477,942	(28,673)	449,269

	$936,080	$(56,647)	$879,433

Indefinite-lived intangible assets:
Trademarks			$457,686
Accumulated foreign currency translation adjustments			7,398

Total identifiable intangible assets			$1,344,517

        Identifiable intangible assets consisted of the following as of December 31, 2007 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Intangibles, Net
Amortizable intangible assets:
Technology-based	$457,463	$(18,484)	$438,979
Customer-based	477,942	(19,047)	458,895

	$935,405	$(37,531)	$897,874

Indefinite-lived intangible assets:
Trademarks			$457,686
Accumulated foreign currency translation adjustments			4,801

Total identifiable intangible assets			$1,360,361

        Our amortizable intangible assets are being amortized over useful lives ranging from 1 to 20 years.

        Future estimated amortization expense related to acquired intangible assets is as follows (in thousands):

Remaining 2008	$57,108
2009	75,838
2010	74,899
2011	73,588
2012	72,459
Thereafter	525,541

$879,433

        Our goodwill and intangible assets are allocated by segment as follows (in thousands):

March 29, 2008:	Goodwill	Intangibles, net
Domestic Rehabilitation Segment	$960,702	$1,089,176
International Rehabilitation Segment	198,062	226,167
Surgical Implant Segment	47,406	29,174

Total	$1,206,170	$1,344,517

December 31, 2007:	Goodwill	Intangibles, net
Domestic Rehabilitation Segment	$961,382	$1,104,093
International Rehabilitation Segment	192,494	226,842
Surgical Implant Segment	47,406	29,426

Total	$1,201,282	$1,360,361

6. OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following (in thousands):

	March 29, 2008	December 31, 2007
Wages and related expenses	$21,444	$31,232
Commissions and royalties	12,853	13,114
Taxes	6,483	6,119
Restructuring costs (see Note 11)	4,130	9,563
Professional fees	5,874	6,693
Other accrued liabilities	29,712	26,915

	$80,496	$93,636

7. LONG-TERM DEBT AND CAPITAL LEASES

        Long-term debt (including capital lease obligations) consists of the following (in thousands):

	March 29, 2008	December 31, 2007
Term loan under Senior Secured Credit Facility, net of unamortized original issue discount ($12.1 million and $12.5 million at March 29, 2008 and December 31, 2007, respectively)	$1,052,887	$1,052,514
10.875% Senior notes	575,000	575,000
11.75% Senior subordinated notes	200,000	200,000
Loans and revolving credit facilities at various European Banks	4,527	4,239
Capital lease obligations and other	985	1,054

	1,833,399	1,832,807
Less current portion	(14,410)	(14,209)

Long-term debt and capital leases, net of current portion	$1,818,989	$1,818,598

Senior Secured Credit Facility

        On November 20, 2007, in connection with the DJO Merger, DJOFL and DJO Holdings LLC ("Holdings") entered into the Senior Secured Credit Facility. The Senior Secured Credit Facility consists of a six and a half-year $1,065.0 million term loan facility and a six-year $100.0 million revolving credit facility. We issued the term loan facility of the Senior Secured Credit Facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. The $12.6 million discount is being amortized as additional interest expense over the term of the term loan facility and increases the reported outstanding balance accordingly. As of March 29, 2008, no amounts were drawn related to our revolving credit facility; however, $0.9 million was used to secure outstanding letters of credit.

        Interest Rate and Fees.    Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in the U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        On November 20, 2007, we entered into an interest rate swap agreement for a notional amount of $515.0 in an effort to hedge our exposure to fluctuating interest rates related to a portion of our Senior Secured Credit Facility (see Note 14). As of March 29, 2008, our weighted average interest rate for all borrowings under the Senior Secured Credit Facility was 7.83%.

        In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Principal payments.    We are required to pay annual payments in equal quarterly installments on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount during the first six years and three months following the closing of the Senior Secured Credit Facility, with any remaining amount payable at maturity. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

        Prepayments.    The Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with (1) 50% (which percentage can be reduced to 25% or 0% upon our attaining certain leverage ratios) of our annual excess cash flow, as defined; (2) 100% of the net cash proceeds above an annual amount to be agreed from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to exceptions to be agreed upon, including a 100% reinvestment right if reinvested or committed to reinvest within 15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter; and (3) 100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the Senior Secured Credit Agreement. The foregoing mandatory prepayments will be applied to the term loan facilities in direct order of maturity. We may voluntarily prepay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

        Guarantee and Security.    All obligations under the Senior Secured Credit Facility are unconditionally guaranteed by Holdings and each existing and future direct and indirect wholly-owned domestic subsidiary of DJOFL other than immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the "Guarantors").

        All obligations under the Senior Secured Credit Facility, and the guarantees of those obligations, are secured by pledges of 100% of the capital stock of DJOFL, 100% of the capital stock of each wholly owned domestic subsidiary and 65% of the capital stock of each wholly owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and a security interest in, and mortgages on, substantially all tangible and intangible assets of Holdings, DJOFL and each Guarantor.

        Certain Covenants and Events of Default.    The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        In addition, the Senior Secured Credit Facility requires us to maintain a declining maximum senior secured leverage ratio, as defined, starting at 5.1:1 as of the twelve months ended June 28, 2008 and stepping down over time to 3.25:1 by the end of 2011. The Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default. Although we are not required to maintain this ratio until the period ending June 28, 2008, our maximum senior secured leverage ratio was within the initial covenant level as of March 29, 2008.

10.875% Senior Notes Payable

        On November 20, 2007, DJOFL and Finco (collectively, the "Issuers") issued $575.0 million aggregate principal amount of 10.875% Notes under an indenture dated as of November 20, 2007 (the "10.875% Indenture") among the Issuers, the guarantors party thereto and The Bank of New York, as trustee. In April 2008, we filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") relating to an exchange offer to exchange these privately issued 10.875% Notes for registered 10.875% Notes. The registration statement is being reviewed by the Commission and must be declared effective prior to commencing the exchange offer.

        The 10.875% Notes require semi-annual interest payments of approximately $31.3 million each May 15 and November 15 and are due November 15, 2014. The market value of the 10.875% Notes was approximately $550.6 million as of March 29, 2008 and was determined using trading prices for the notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 10.875% Notes.

        Optional Redemption.    Under the 10.875% Indenture, prior to November 15, 2011, DJOFL has the option to redeem some or all of the 10.875% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2011, DJOFL may redeem some or all of the 10.875%

Notes at a redemption price of 105.438% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.719% and 100.000% of the then outstanding principal balance at November 2012 and November 2013, respectively. Additionally, from time to time, before November 15, 2010, DJOFL may redeem up to 35% of the 10.875% Notes at a redemption price equal to 110.875% of the principal amount then outstanding, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 10.875% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 10.875% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 10.875% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of March 29, 2008, we were in compliance with all applicable covenants.

11.75% Senior Subordinated Notes Payable

        In November 2006, the Issuers issued and sold $200.0 million aggregate principal amount of the 11.75% senior subordinated notes due 2014 (the "11.75% Notes"). The 11.75% Notes require semi-annual interest payments of approximately $11.8 million each May 15 and November 15 and are due November 15, 2014. We filed a registration statement on Form S-4 with the Commission relating to an exchange offer to exchange these privately issued 11.75% Notes for registered 11.75% Notes. The registration statement was declared effective on May 2, 2007. The exchange offer was completed on June 5, 2007.

        The market value of the 11.75% Notes was approximately $175.0 million as of March 29, 2008 and was determined using trading prices for the notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 11.75% Notes.

        The 11.75% Notes contain similar provisions as the 10.875% Notes with respect to change of control and covenant requirements. Under the Indenture governing the 11.75% Notes (the "11.75% Indenture"), prior to November 15, 2010, DJOFL has the option to redeem some or all of the 11.75% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2010, DJOFL may redeem some or all of the 11.75% Notes at a redemption price of 105.875% of the then outstanding principal balance plus accrued and unpaid interest on the notes. The redemption price decreases to 102.938% and 100.000% of the then outstanding principal balance at November 2011 and November 2012, respectively. Additionally, from time to time, before November 15, 2009, DJOFL may redeem up to 35% of the 11.75% Notes at a redemption price equal to 111.75% of the principal amount then outstanding, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Our ability to continue to meet the covenants related to our indebtedness specified above in future periods will depend, in part, on events beyond our control, and we may not continue to meet those ratios. A breach of any of these covenants in the future could result in a default under the Senior

Secured Credit Facility, the 11.75% Indenture and the 10.875% Indenture (collectively, the "Indentures"), at which time the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

Cefar Indebtedness

        In connection with the acquisition in November 2006 of Cefar, a leading European provider of electrotherapy and rehabilitation devices, we assumed debt outstanding under revolving credit facilities and term loans to various European banks. At March 29, 2008, the balances outstanding were $2.6 million for the revolving credit facilities and $1.9 million for the term loans.

Debt Issue Costs

        We incurred $30.7 million, $24.0 million, and $10.2 million of debt issue costs in connection with the Senior Secured Credit Facility, the 10.875% Notes, and the 11.75% Notes, respectively. These costs have been capitalized and are included in other non-current assets in the condensed consolidated balance sheets at March 29, 2008 and December 31, 2007. Debt issue costs are being amortized over the terms of the respective debt instruments through November 2014.

8. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION

2007 Incentive Stock Plan

        In connection with the acquisition of ReAble by Blackstone on November 3, 2006 (the "Prior Transaction"), we adopted the 2006 Stock Incentive Plan (the "2006 Plan"). In connection with the DJO Merger, we terminated the 2006 Plan and adopted the DJO Incorporated 2007 Incentive Stock Plan (the "2007 Plan"), which provides for the grant of stock options and other stock-based awards to key employees, directors and consultants. Outstanding options to purchase ReAble common stock originally issued under the 2006 Plan are now governed by the terms of the 2007 Plan. The total number of shares of common stock of DJO that may be issued under the 2007 Plan is 7,500,000 shares, subject to adjustment in certain events. Options issued under the 2007 Plan can be either incentive stock options or non-qualified stock options. The exercise price of stock options granted under the 2007 Plan will not be less than 100% of the fair market value of the underlying shares on the date of grant, as determined under the 2007 Plan, and will expire no more than ten years from the date of grant. In addition, DJO adopted a form of non-statutory stock option agreement (the "DJO Form Option Agreement") for awards under the 2007 Plan. Under the DJO Form Option Agreement, one-third of stock options will vest over a specified period of time (typically five years) contingent solely upon the awardees' continued employment with us ("Time-Based Tranche"). Another one-third of stock options will vest over a specified performance period (typically five years) from the date of grant upon the achievement of certain pre-determined performance targets based on Adjusted EBITDA and free cash flow over time ("Performance-Based Tranche"), as defined in the DJO Form Option Agreement, while the final one-third vests based upon achieving enhanced pre-determined performance targets based on EBITDA and free cash flow ("Enhanced Performance-Based Tranche"). The DJO Form Option Agreement includes certain forfeiture provisions upon an awardees' separation from service with us.

        On February 21, 2008, we granted 4,234,427 stock options under the 2007 Plan to our executive officers, senior management, and certain other employees. In addition, in an effort to align our objectives following the DJO Merger with vesting requirements for previously issued stock options under the 2006 Plan, we cancelled all stock options originally granted under the 2006 Plan, except for 63,806 vested Time-Based Tranche options held by 72 employees, and concurrently issued the same or a greater number of options to each 2006 Plan participant under the 2007 Plan (the "Replacement Options"). These Replacement Options were valued in accordance with the modification provisions pursuant to SFAS No. 123(R), "Share-Based Payment", whereby the fair value of the options immediately prior to the date of modification is compared to the fair value of the options at the date of modification, with the incremental fair value, if any, being recognized as future compensation expense. However, under no circumstances can compensation expense be reduced to an amount lower than the original fair value at the date of grant. Replacement Options have an exercise price of $16.46 per share, vest ratably over a predefined period as further described below, and have a contractual term of ten years from the date of modification. The assumptions utilized to determine fair value for Replacement Options were the same as those used to compute the fair value of new options granted during the current quarter. We did not recognize any additional compensation expense during the three months ended March 29, 2008 as a result of the modification.

        Options under the 2007 Plan become exercisable with respect to 25% of the Time-Based Tranche on December 31, 2008, 20% of the Time-Based Tranche on December 31, 2009, 18.33% of the Time-Based Tranche on each December 31, 2010 and 2011, and 18.34% on December 31, 2012 if such optionee remains employed with us or any of our subsidiaries or affiliates as of each such date. As previously discussed, each of the Performance-Based and Enhanced Performance-Based Tranches contain Adjusted EBITDA and free cash flow targets, with the Enhanced Performance-Based Tranche requiring greater performance than the Performance-Based Tranche. The optionee may earn the right to exercise the option to purchase up to 25% of the Performance-Based or both the Performance-Based and Enhanced Performance-Based Tranches on December 31, 2008 if the applicable performance targets are achieved, up to 20% of the Performance-Based or both the Performance-Based and Enhanced Performance-Based Tranches on December 31, 2009 if the applicable performance targets are achieved, up to 18.33% of the Performance-Based or both the Performance- Based and Enhanced Performance-Based Tranches on each December 31, 2010 and 2011, and up to 18.34% of the Performance-Based or both the Performance-Based and Enhanced Performance-Based Tranches on December 31, 2012, if the applicable performance targets are achieved as of such dates, and provided that the optionee remains employed with us or any of our subsidiaries or affiliates as of each such date.

        Both new options granted and Replacement Options contain change-in-control provisions that cause the vesting of a portion of the tranches upon the occurrence of a change-in-control, as follows: 1) the option shares in the Time-Based Tranche will become immediately exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control and 2) the option shares of the Performance-Based Tranche and the Enhanced Performance-Based Tranche for the year in which such change-in-control is consummated and for any subsequent performance periods will become immediately exercisable if the optionee remains in continuous employment of the Company until the consummation of the change-in-control.

        We recorded non-cash compensation expense of approximately $0.6 million and $0.4 million in the three months ended March 29, 2008 and March 31, 2007, respectively, associated with stock options issued under the 2007 Incentive Stock Plan and the 2006 Stock Incentive Plan, respectively. We record compensation expense for awards with a performance condition only to the extent deemed probable of achievement, with the exception of market-based options originally issued under the 2006 Plan which were modified during the first quarter of 2008 and reallocated to the Time-Based, Performance-Based and Enhanced Performance-Based Tranches. The expense related to the modified stock options is recognized ratably over the expected term of the stock options using the original grant date fair value regardless of the probability of achieving the performance conditions. We are required to reassess at each reporting period whether achievement of any performance condition is probable, at which time we would recognize the related compensation expense over the remaining performance or service period, if any. For the three months ended March 29, 2008, we recorded expense related to the Performance-Based Tranche as management deems probable that the related performance targets will be achieved for the current fiscal year. To date, no amount has been recorded related to the Enhanced

Performance-Based Tranche, as achievement of the performance criteria for that tranche is not deemed probable at this time.

Summary of Assumptions and Activity

        The fair value of each option award is estimated on the date of grant, or modification, using the Black-Scholes-Merton option pricing model for service and performance based awards, and a binomial model for market based awards. In estimating fair value for both new options issued under the 2007 Plan and Replacement Options, expected volatility was based completely on implied volatility of comparable publicly-traded companies. Expected life assumptions were derived from a review of annual historical employee exercise behavior of option grants with similar vesting periods, modified to consider our current status as a privately-owned company. Expected life is calculated in two tranches based on the employment level defined as executive or employee. The risk-free rate used to calculate fair value of market condition stock options is based on the contractual life of the option, whereas the risk-free rate used in calculating fair value of service and performance-based stock options is based on the expected term of the option. In all cases, the risk-free rate is based on the U.S. Treasury yield bond curve in effect at the time of grant.

        The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience. The key assumptions used in determining fair value of share based payment awards for the three month periods ended March 29, 2008 and March 31, 2007 were as follows:

	Three Months Ended
	March 29, 2008	March 31, 2007
Expected dividends	0.0%	0.0%
Expected volatility	27.4% - 60.0%	56.0% - 60.0%
Risk-free rate	2.8% - 4.7%	4.7%
Expected term (in years)	4.9 - 7.1 years	5.2 - 7.1 years

        A summary of option activity under the 2007 Plan for the three months ended March 29, 2008 is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	3,550,627	$12.97
Granted, including Replacement Options	4,234,427	16.46
Exercised	—	—
Forfeited, including options cancelled	(1,062,244)	16.46

Outstanding at March 29, 2008	6,722,810	$14.62	9.08	$12,458,820

Exercisable at March 29, 2008	2,480,425	$11.46	7.69	$12,458,820

        For the three months ended March 29, 2008 and March 31, 2007, the weighted-average grant-date fair value of stock options granted was $5.34 and $9.37, respectively.

        There were no stock options exercised during the three months ended March 29, 2008 or March 31, 2007.

        Total unrecognized stock-based compensation expense, related to nonvested stock options under the 2007 Plan, net of expected forfeitures, was $20.7 million as of March 29, 2008. We anticipate this expense to be recognized over a weighted-average period of approximately 4.8 years. However, compensation expense associated with performance-based options under the 2007 Plan, with the exception of those that were issued in connection with a modification, will be recognized only to the extent achievement of certain performance targets are deemed probable.

Restricted Stock

        On March 13, 2007, we granted 15,189 shares of restricted stock awards to an executive officer pursuant to the terms of a restricted stock agreement under the 2006 Plan. The shares are subject to a vesting schedule over a period of three years with the final vesting on November 3, 2009. On November 20, 2007, we granted 24,300 shares of restricted stock awards to the same executive officer pursuant to the terms of a restricted stock agreement under the 2007 Incentive Stock Plan, which will all vest on January 1, 2009.

        As of March 29, 2008, a total of 39,489 shares of restricted stock were outstanding, of which a total of 34,427 shares were not vested. No restricted stock awards were granted, vested, or forfeited during the three months ended March 29, 2008. Related compensation expense is recognized on a straight-line basis over the respective vesting period. As of March 29, 2008, there was approximately $0.4 million of total unrecognized compensation expense related to unvested restricted stock. This expense is expected to be recognized over a weighted-average period of approximately 1.1 years.

9. SEGMENT AND GEOGRAPHIC INFORMATION

        Prior to the fourth quarter of 2007, we operated and accounted for our results as two reportable segments: the Orthopedic Rehabilitation Segment and the Surgical Implant Segment. In the fourth quarter of 2007, in connection with the DJO Merger, which resulted in significant changes in our executive team, including a new Chief Executive Officer, who has been identified as the Chief Operating Decision Maker pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we effected an operational reorganization, which resulted in the creation of the three operating segments further described below.

        Following the DJO Merger, we provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. Our reportable segments are managed separately because each segment requires different sales and marketing strategies and in some cases offers different products. We currently develop, manufacture and distribute our products through three operating segments.

        The Domestic Rehabilitation and International Rehabilitation Segments offer non-invasive medical products that are used before and after surgery to assist in the repair and rehabilitation of soft tissue and bone, and to protect against further injury; electrotherapy devices and accessories used to treat pain and restore muscle function; iontophoretic devices and accessories used to deliver medication; clinical therapy tables and traction equipment; and orthotics devices used to treat joint and spine conditions. We sell our Domestic Rehabilitation Segment products through a variety of distribution channels. We sell our home therapy products to wholesale customers and directly to patients. We recognize wholesale revenue when we ship our products to our wholesale customers. We recognize home therapy retail revenue, both rental and purchase, when our product has been dispensed to the patient and the patient's insurance has been verified. We recognize revenue for product shipped directly to the patient at the time of shipment. For retail products that are sold from our inventories consigned at clinic locations, we recognize revenue when we receive notice that the device has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization from the insurance company has been obtained, when required.

        We sell our DonJoy products through a network of independent sales representatives. We record revenues from sales made by sales representatives, who are paid commissions, when the product is shipped to the customer. For certain of our other products, we sell directly to the patient and bill a third party payor, if applicable, on behalf of the patient.

        We sell our ProCare, Aircast and clinical rehabilitation products to distributors. We record revenue at the time product is shipped to the distributor. Distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell or use the products and have no price protection except for distributors who participate in our rebate program.

        We sell our International Rehabilitation products to customers outside the United States through wholly owned subsidiaries or independent distributors. We record revenue from sales to distributors at the time product is shipped to the distributor. Our international distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell the products and have no price protection. We record revenue from sales made by our wholly owned subsidiaries at the time product is shipped to the customer.

        The Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market. We currently market and sell our Surgical Implant Segment products to hospitals and orthopedic surgeons through independent commissioned sales representatives in the United States and through independent distributors outside the United States. We record revenues from sales made by sales representatives, who are paid commissions at the time the product is used in a surgical procedure (implanted in a patient) and a purchase order is received from the hospital. We record revenues from sales to customers outside the United States at the time the product is shipped to the distributor. We include amounts billed to customers for freight in revenue. Our international distributors, who sell the products to their customers, take title to the products, have no rights of return and assume the risk for credit and obsolescence. Distributors are obligated to pay us within specified terms, regardless of when they sell the products. In addition, there is no price protection available to distributors.

        Information regarding our reportable business segments is presented below (in thousands). This information excludes the impact of certain expenses not allocated to segments, primarily general corporate expenses. Information for the three months ended March 31, 2007 has been restated to reflect our current reportable segments.

	Three Months Ended
	March 29, 2008	March 31, 2007
Net sales:
Domestic Rehabilitation Segment	$164,140	$67,894
International Rehabilitation Segment	56,425	22,012
Surgical Implant Segment	19,163	16,801

Consolidated net sales	$239,728	$106,707

Gross profit:
Domestic Rehabilitation Segment	$96,681	$39,401
International Rehabilitation Segment	33,193	10,413
Surgical Implant Segment	14,770	11,611

Consolidated gross profit	$144,644	$61,425

Operating income:
Domestic Rehabilitation Segment	$11,566	$5,593
International Rehabilitation Segment	6,476	(801)
Surgical Implant Segment	2,363	643

Income from operations of reportable segments	20,405	5,435
Expenses not allocated to segments	(12,165)	(5,125)

Consolidated operating income	$8,240	$310

        The accounting policies of the reportable segments are the same as the accounting policies of the Company. We allocate resources and evaluate the performance of segments based on net sales, gross profit, operating income and other non-GAAP measures. We do not allocate assets to reportable segments because a significant portion of assets are shared by the segments.

Geographic Area

        Following are our net sales by geographic area, based on location of customer (in thousands):

	Three Months Ended
	March 29, 2008	March 31, 2007
Net sales:
United States	$173,773	$77,813
Germany	20,240	9,795
Other Europe, Middle East, & Africa	35,452	15,242
Asia Pacific	3,100	1,514
Other	7,163	2,343

	$239,728	$106,707

        Following are our long-lived assets by geographic area (in thousands):

	March 29, 2008	December 31, 2007
United States	$2,561,308	$2,592,799
International	134,342	118,013

	$2,695,650	$2,710,812

10. INCOME TAXES

        Income taxes for the interim periods presented have been included in the accompanying unaudited condensed consolidated financial statements on the basis of an estimated annual effective tax rate, adjusted for discrete items. The tax benefit for these periods differed from the amount which would have been recorded using the U.S. statutory tax rate due primarily to the impact of foreign taxes and deferred taxes on the assumed repatriation of foreign earnings.

        For the three month period ended March 29, 2008, we recorded approximately $11.1 million of income tax benefit on a pre-tax loss of approximately $35.0 million, net of offsetting tax expense for foreign taxes, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items. During the three month period ended March 31, 2007, we recorded approximately $2.3 million of income tax benefit on a pre-tax loss of approximately $13.4 million, net of offsetting tax expense for foreign taxes, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). We adopted the provisions of FIN 48 on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Our gross unrecognized tax benefit has not materially changed from the $16.2 million recorded as of December 31, 2007.

11. RESTRUCTURING AND RELATED CHARGES

        We have implemented several restructuring and reorganization programs, including workforce reductions and the exit and consolidation of facilities, related primarily to the integration of businesses we have acquired. At present, our restructuring efforts are primarily related to the integration of DJO Opco following the DJO Merger. As of March 29, 2008, these restructuring activities are ongoing and additional expenses are expected to be incurred in future periods.

        At the time of the DJO Merger, management had begun to assess and formulate plans to restructure the operations of DJO to eliminate certain duplicative activities, reduce the cost structure and better align product and operating expenses with the existing markets in which we compete. The plan was approved and initiated after the consummation of the DJO Merger. In the fourth quarter of 2007, we announced the relocation of our headquarters to Vista, California. Activities were also initiated with respect to the relocation of certain manufacturing operations from our Chattanooga, Tennessee location to Tijuana, Mexico. We also announced the future termination of certain employees related to the move of certain activities of our Bone Growth Stimulation ("BGS") product line operations from Vista, California to Minneapolis, Minnesota. Internationally, we anticipate facility closures in Germany and certain other locations in an effort to integrate and realize cost synergies in our international operations. As of March 29, 2008, approximately $3.0 million was accrued related to severance and facility exit costs not yet paid. Additionally, approximately $1.1 million has been accrued as of March 29, 2008 related to purchase of rights to distributor territories in connection with the DJO Merger. We also assumed $1.9 million of severance paid to a former executive officer of a business acquired by DJO Opco prior to the DJO Merger, of which the full amount was paid during the current quarter.

        In certain cases, estimated severance and facility exit costs have been accrued as a liability with a corresponding increase to goodwill in accordance with the guidance specified in Emerging Issues Task Force Issue Number 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). However, not all of our restructuring costs meet the accrual requirements of EITF 95-3 and certain integration costs are expensed as incurred.

        A summary of the activity relating to the restructuring for the three month period ended March 29, 2008 is as follows (in thousands):

	Lease Termination Costs	Severance	Purchase of Rights to Distributor Territories	Total
Balance, beginning of period	$1,349	$6,087	$2,127	$9,563
Expensed during period	—	1,334	—	1,334
Adjustments to goodwill	46	(809)	(318)	(1,081)
Payments made during period	(222)	(4,769)	(571)	(5,562)
Adjustments to reserve	(23)	(42)	(123)	(188)
Foreign currency translation	39	25	—	64

Balance, end of period	$1,189	$1,826	$1,115	$4,130

12. COMMITMENTS AND CONTINGENCIES

        In December 2006, we recorded approximately $1.1 million as a contingent liability with an offsetting adjustment to goodwill relating to litigation against Compex Technologies, Inc. ("Compex") regarding a dispute over custom duties and VAT on imported goods prior to the date of acquisition. In February 2007, a judgment in the dispute with the custom officials was issued by the court which resulted in partial unfavorable rulings for each side. Both sides have appealed the ruling and a final judgment is expected to be received in mid-2008. We believe the amount accrued for in our condensed consolidated balance sheet as of March 29, 2008 is adequate should a loss occur.

        In August 2007 and September 2007, two purported shareholder class action lawsuits were filed in California Superior Court, in the County of San Diego, on behalf of DJO Opco's public stockholders, challenging DJO Opco's proposed merger with ReAble. The court ordered the two lawsuits consolidated for all purposes in September 2007.

        The two original complaints named DJO Opco, ReAble and the current members of DJO Opco's board of directors as defendants. One of the original complaints also named Blackstone as a defendant. The two substantially similar original complaints alleged, among other things, that the individual defendants breached their fiduciary duties of care, good faith and loyalty by approving the proposed merger with an allegedly inadequate price, without adequately informing themselves of DJO Opco's highest transactional value, and without adequately marketing DJO Opco to other potential buyers. The original complaints also alleged that the individual defendants and DJO Opco failed to make full and adequate disclosures in the preliminary proxy statement regarding the proposed merger. The original complaints pray for, among other things, class certification, declaratory relief, an injunction of the proposed merger or a rescission order, corrective disclosures to the proxy statement, damages, interest, attorneys' fees, expert fees and other costs; and such other relief as the court may find just and proper.

        In November 2007, the parties entered into a memorandum of understanding ("MOU"), pursuant to which the parties agreed to settle the consolidated action subject to court approval. The MOU provides for dismissal of the consolidated action with prejudice upon approval of a stipulation by the court. Pursuant to the terms of the MOU, the defendants acknowledged that the consolidated action resulted in a decision to provide additional information to DJO Opco's shareholders in the definitive proxy statement concerning the proposed merger and to modify certain terms in the merger agreement and to pay certain attorneys' fees, costs, and expenses incurred by the plaintiffs. As stated in the MOU, defendants deny all allegations of wrongdoing, fault, liability or damage to the plaintiffs and the putative class in the consolidated action and deny that they are engaged in any wrongdoing or violation of law or breach of duty. Defendants also do not make any admission that the supplemental disclosures are material. The parties have signed a settlement agreement containing these terms and have requested court approval. On April 8, 2008, the court entered an order granting preliminary approval of the settlement and scheduled a hearing for June 13, 2008 for final approval after providing notice and opportunity to be heard to the members of the class.

        Due to the nature of our business, we are subject to a variety of audits by government agencies and other private interests. In connection with audits of our compliance with federal requirements for our facilities and related quality and manufacturing processes, the U.S. Food and Drug Administration (the "FDA") had previously informed us in January 2007 that they believed that certain discrete processes related to our Surgical Implant Segment did not conform with Current Good Manufacturing Practices ("CGMP"). During the year, we submitted a response and met with FDA representatives, and instituted the necessary changes and improvements in our policies and procedures to correct these issues. During the first quarter of 2008, the FDA officially concluded their investigation concerning the January 2007 warning letter, indicating that all areas of concern were resolved satisfactorily.

        The manufacturing and marketing of orthopedic medical products entails risk of product liability. From time to time, we have been, and currently we are, subject to product liability claims and litigation. In the future, we may again be subject to additional product liability claims, which could have a negative impact on our business. We currently carry product liability insurance up to a limit of $25.0 million, subject to aggregate self-insurance retention of $750,000 and a deductible of $50,000 on non-invasive and $250,000 on invasive products. Our insurance policy is subject to annual renewal. We believe our current product liability insurance coverage is adequate. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us. As of March 29, 2008 and December 31, 2007, we have accrued approximately $2.0 million and $1.9 million, respectively, for product liability claims expense based upon previous claim experience in part due to the fact that we have exceeded the coverage limits on certain claims.

13. RELATED PARTY TRANSACTIONS

        In connection with the DJO Merger, Blackstone Management Partners V L.L.C. ("BMP") has agreed to provide certain monitoring, advisory and consulting services to us for an annual monitoring fee equal to the greater of $7.0 million and 2% of consolidated EBITDA as defined in the Transaction and Monitoring Fee Agreement, payable in the first quarter of each year. Prior to the DJO Merger, the annual BMP monitoring fee was equal to $3.0 million. At any time in connection with or in anticipation of a change of control of DJOFL, a sale of all or substantially all of DJOFL's assets or an initial public offering of common stock of DJOFL, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the transaction and monitoring fee agreement, assuming a hypothetical termination date of the agreement to be the twelfth anniversary of such election. The monitoring fee agreement will continue until the earlier of the twelfth anniversary of the date of the agreement or such date as DJOFL and BMP may mutually determine. DJOFL will agree to indemnify BMP and its affiliates, directors, officers, employees, agents and representatives from and against all liabilities relating to the services contemplated by the transaction and monitoring fee agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates of the services contemplated by, the transaction and monitoring fee agreement. During the three month periods ended March 29, 2008 and March 31, 2007, we paid $7.0 million and $3.0 million, respectively, related to the monitoring fee, and recorded approximately $1.8 million and $0.8 million, respectively, as a component of selling, general and administrative expense.

14. DERIVATIVE INSTRUMENTS

        We make use of debt financing as a source of funds and are therefore exposed to interest rate fluctuations in the normal course of our business. We operate internationally and are therefore exposed to foreign currency exchange rate fluctuations in the normal course of our business, in particular to changes in the Mexican Peso due to our Mexico-based manufacturing operations that incur costs that are largely denominated in Mexican Pesos. As part of our risk management strategy, we use derivative instruments to hedge portions of our exposure. Before acquiring a derivative instrument to hedge a specific risk, potential natural hedges are evaluated. Derivative instruments are only utilized to manage underlying exposures that arise from our business operations. Factors considered in the decision to hedge an underlying market exposure include the materiality of the risk, the volatility of the market, the duration of the hedge, and the availability, effectiveness and cost of derivative instruments. As of March 29, 2008, we had outstanding hedges in the form of forward contracts to purchase Mexican Pesos aggregating a U.S. dollar equivalent of $16.6 million.

        Our credit facilities are subject to floating interest rates. We manage the risk of unfavorable movements in interest rates by hedging a portion of the outstanding loan balance, thereby locking in a fixed rate on a portion of the principal, reducing the effect of possible rising interest rates and making interest expense more predictable. In February 2007, we swapped variable rates for fixed rates on $175.0 million of the borrowings under the then existing revolving credit facility. We had two agreements in place for a notional amount of $100.0 million and $75.0 million, expiring in 2010 and 2012, respectively. Under these agreements, we paid a fixed rate of 5.17% and received a variable rate equal to the then current three month LIBOR rate. On November 19, 2007, in anticipation of the DJO Merger and incurrence of new indebtedness, we terminated these swaps and recognized $4.8 million of related interest expense. On November 20, 2007, we entered into a new interest rate swap agreement for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% amortizing through an expiration date in 2009.

        The fair value of our interest rate swap agreement recorded in the accompanying condensed consolidated balance sheets as of March 29, 2008 and December 31, 2007 was a loss of approximately $13.8 million and $3.9 million, respectively, and is recorded in other non-current liabilities. We believe our interest rate swap is highly effective. Derivative net gains on our interest rate swap agreement of $0.8 million and $0.1 million, on a pre-tax basis, were included in interest expense in the three months ended March 29, 2008 and March 31, 2007, respectively. Derivative gains and losses are reported as accumulated other comprehensive income, net of tax, until such time as they are reported in income along with the hedged item.

15. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        On November 20, 2007, in connection with the DJO Merger, DJOFL and its direct wholly-owned subsidiary, Finco, issued the 10.875% Notes with an aggregate principal amount of $575.0 million. On November 3, 2006, DJOFL and Finco issued the 11.75% Notes with an aggregate principal amount of $200.0 million. Finco was formed solely to act as a co-issuer of the notes, has only nominal assets and does not conduct any operations. The Indentures generally prohibit Finco from holding any assets, becoming liable for any obligations, or engaging in any business activity. The 10.875% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior basis by all of the DJOFL's domestic subsidiaries (other than the co-issuer) that are 100% owned, directly or indirectly, by DJOFL (the "Guarantors"). The 11.75% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior subordinated basis by the Guarantors. Our foreign subsidiaries (the "Non-Guarantors") do not guarantee the notes. The Guarantors also unconditionally guarantee the Senior Secured Credit Facility.

        The following tables present the financial position, results of operations and cash flows of DJOFL, the Guarantors, the Non-Guarantors and certain eliminations as of March 29, 2008 and December 31, 2007 and for the three months ended March 29, 2008 and March 31, 2007, respectively.

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidating Balance Sheet

As of March 29, 2008

(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$49,169	$18,525	$—	$67,694
Accounts receivable, net	—	129,128	39,059	—	168,187
Inventories, net	—	90,464	22,565	(7,554)	105,475
Deferred tax assets, net	—	29,849	—	(146)	29,703
Prepaid expenses and other current assets	805	17,110	2,797	—	20,712

Total current assets	805	315,720	82,946	(7,700)	391,771
Property and equipment, net	—	68,646	13,718	(1,669)	80,695
Goodwill	—	1,123,916	82,254	—	1,206,170
Intangible assets, net	—	1,306,276	38,241	—	1,344,517
Investment in subsidiaries	1,149,636	154,670	56,922	(1,361,228)	—
Intercompany receivable	1,364,774	—	—	(1,364,774)	—
Other non-current assets	58,454	4,016	1,798	—	64,268

Total assets	$2,573,669	$2,973,244	$275,879	$(2,735,371)	$3,087,421

Liabilities, Minority Interests and Membership Equity
Current liabilities:
Accounts payable	$18	$29,480	$9,252	$—	$38,750
Long-term debt and capital leases, current portion	10,650	752	3,008	—	14,410
Other current liabilities	52,366	52,912	27,633	—	132,911

Total current liabilities	63,034	83,144	39,893	—	186,071
Long-term debt and capital leases, net of current portion	1,817,237	217	1,535	—	1,818,989
Deferred tax liabilities, net	—	367,412	10,604	—	378,016
Intercompany payable	—	1,275,936	88,838	(1,364,774)	—
Other non-current liabilities	13,752	9,437	—	—	23,189

Total liabilities	1,894,023	1,736,146	140,870	(1,364,774)	2,406,265
Minority interests	—	—	1,510	—	1,510
Membership equity	679,646	1,237,098	133,499	(1,370,597)	679,646

Total liabilities, minority interests and membership equity	$2,573,669	$2,973,244	$275,879	$(2,735,371)	$3,087,421

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidating Balance Sheet

As of December 31, 2007

(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$519	$44,694	$18,258	$—	$63,471
Accounts receivable, net	—	120,949	33,818	—	154,767
Inventories, net	—	94,908	22,868	(6,872)	110,904
Deferred tax assets, net	—	29,145	—	(146)	28,999
Prepaid expenses and other current assets	9	13,669	3,641	—	17,319

Total current assets	528	303,365	78,585	(7,018)	375,460
Property and equipment, net	—	70,413	12,949	(1,717)	81,645
Goodwill	—	1,132,388	68,894	—	1,201,282
Intangible assets, net	—	1,324,191	36,170	—	1,360,361
Investment in subsidiaries	1,140,111	184,420	53,114	(1,377,645)	—
Intercompany receivable	1,344,358	—	—	(1,344,358)	—
Other non-current assets	61,587	4,220	1,717	—	67,524

Total assets	$2,546,584	$3,018,997	$251,429	$(2,730,738)	$3,086,272

Liabilities, Minority Interests and Membership Equity
Current liabilities:
Accounts payable	$54	$34,722	$8,800	$—	$43,576
Long-term debt and capital leases, current portion	10,650	752	2,807	—	14,209
Other current liabilities	10,116	66,985	26,666	—	103,767

Total current liabilities	20,820	102,459	38,273	—	161,552
Long-term debt and capital leases, net of current portion	1,816,864	287	1,447	—	1,818,598
Deferred tax liabilities, net	—	376,778	9,881	—	386,659
Intercompany payable	—	1,255,008	89,350	(1,344,358)	—
Other non-current liabilities	3,912	9,348	—	—	13,260

Total liabilities	1,841,596	1,743,880	138,951	(1,344,358)	2,380,069
Minority interests	—	—	1,215	—	1,215
Membership equity	704,988	1,275,117	111,263	(1,386,380)	704,988

Total liabilities, minority interests and membership equity	$2,546,584	$3,018,997	$251,429	$(2,730,738)	$3,086,272

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidating Statement of Operations

For the Three Month Period Ended March 29, 2008

(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$196,763	$63,267	$(20,302)	$239,728
Cost of sales	—	79,378	36,057	(20,351)	95,084

Gross profit	—	117,385	27,210	49	144,644
Operating expenses:
Selling, general and administrative	—	88,894	21,720	(2)	110,612
Research and development	—	5,957	719	—	6,676
Amortization of acquired intangibles	—	18,590	526	—	19,116

Operating income	—	3,944	4,245	51	8,240
Other income (expense):
Interest income	15,749	1,442	152	(16,756)	587
Interest expense	(44,960)	(15,923)	(1,060)	16,756	(45,187)
Other income (expense), net	5,049	376	967	(5,049)	1,343

Income (loss) before income taxes and minority interests	(24,162)	(10,161)	4,304	(4,998)	(35,017)
Provision (benefit) for income taxes	—	(12,157)	1,102	—	(11,055)
Minority interests	—	—	200	—	200

Net income (loss)	$(24,162)	$1,996	$3,002	$(4,998)	$(24,162)

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidating Statement of Operations

For the Three Month Period Ended March 31, 2007

(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$84,991	$23,014	$(1,298)	$106,707
Cost of sales	—	33,916	12,634	(1,268)	45,282

Gross profit	—	51,075	10,380	(30)	61,425
Operating expenses:
Selling, general and administrative	—	41,272	9,701	—	50,973
Research and development	—	2,755	880	—	3,635
Amortization of acquired intangibles	—	5,862	645	—	6,507

Operating income (loss)	—	1,186	(846)	(30)	310
Other income (expense):
Interest income	3,959	737	63	(4,542)	217
Interest expense	(13,942)	(4,198)	(423)	4,542	(14,021)
Other income (expense), net	(1,104)	59	84	1,104	143

Loss before income taxes and minority interest	(11,087)	(2,216)	(1,122)	1,074	(13,351)
Provision (benefit) for income taxes	—	(2,646)	305	—	(2,341)
Minority interests	—	—	77	—	77

Net income (loss)	$(11,087)	$430	$(1,504)	$1,074	$(11,087)

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidating Statement of Cash Flows

For the Three Month Period Ended March 29, 2008

(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(24,162)	$1,996	$3,002	$(4,998)	$(24,162)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	4,636	1,222	(197)	5,661
Amortization of intangibles	—	18,590	526	—	19,116
Amortization of debt issuance costs	3,506	—	—	—	3,506
Stock-based compensation	—	611	—	—	611
Asset impairments and loss on disposal of assets	—	115	57	(7)	165
Deferred income taxes	—	(12,208)	—	—	(12,208)
Non-cash income from subsidiaries	(5,049)	—	—	5,049	—
Provision for doubtful accounts and sales returns	—	4,264	176	—	4,440
Inventory reserves	—	1,449	69	—	1,518
Minority interests	—	—	200	—	200
Changes in operating assets and liabilities, net of acquired assets and liabilities:				—
Accounts receivable	—	(12,393)	(3,779)	—	(16,172)
Inventories	—	3,682	944	(3)	4,623
Prepaid expenses, other assets and liabilities	(795)	(3,739)	1,075	—	(3,459)
Accounts payable and other current liabilities	42,212	(18,238)	(380)	—	23,594

Net cash provided by (used in) operating activities	15,712	(11,235)	3,112	(156)	7,433
INVESTING ACTIVITIES:
Acquisition of intangible assets	—	(675)	—	—	(675)
Purchases of property and equipment	—	(2,962)	(1,466)	156	(4,272)
Proceeds from sale of assets	—	2	—	—	2
Other, net	—	(450)	904	—	454

Net cash used in investing activities	—	(4,085)	(562)	156	(4,491)
FINANCING ACTIVITIES:
Intercompany	(16,231)	19,865	(3,634)	—	—
Payments on long-term obligations	—	(70)	(38)	—	(108)

Net cash provided by (used in) financing activities	(16,231)	19,795	(3,672)	—	(108)
Effect of exchange rate changes on cash and cash equivalents	—	—	1,389	—	1,389

Net increase (decrease) in cash and cash equivalents	(519)	4,475	267	—	4,223
Cash and cash equivalents at beginning of period	519	44,694	18,258	—	63,471

Cash and cash equivalents at end of period	$—	$49,169	$18,525	$—	$67,694

DJO Finance LLC and Subsidiaries

Unaudited Condensed Consolidating Statement of Cash Flows

For the Three Month Period Ended March 31, 2007

(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(11,087)	$430	$(1,504)	$1,074	$(11,087)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	2,394	872	(186)	3,080
Amortization of intangibles	—	5,862	645	—	6,507
Amortization of debt issuance costs	960	—	—	—	960
Stock-based compensation	—	384	—	—	384
Asset impairments and loss on disposal of assets	—	(17)	150	(20)	113
Deferred income taxes	—	(2,923)	(625)	—	(3,548)
Non-cash income from subsidiaries	1,104	—	—	(1,104)	—
Provision for doubtful accounts and sales returns	—	2,236	86	—	2,322
Inventory reserves	—	203	65	—	268
Minority interests	—	—	77	—	77
Excess tax benefit associated with stock option exercises	—	(17)	—	—	(17)
Net effect of discontinued operations, net of gain on disposal	—	376	—	—	376
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(11,599)	(742)	—	(12,341)
Inventories	—	1,601	1,885	71	3,557
Prepaid expenses, other assets and liabilities	21	(5,108)	(282)	—	(5,369)
Accounts payable and other current liabilities	5,700	7,540	(563)	—	12,677

Net cash provided by (used in) operating activities	(3,302)	1,362	64	(165)	(2,041)
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(4,200)	—	—	(4,200)
Proceeds from sale of assets	—	3,480	93	—	3,573
Purchases of property and equipment	—	(3,780)	(817)	165	(4,432)

Net cash used in investing activities	—	(4,500)	(724)	165	(5,059)
FINANCING ACTIVITIES:
Intercompany	4,171	(4,132)	(39)	—	—
Payments on long-term obligations	(873)	(197)	82	—	(988)
Excess tax benefit associated with stock option exercises	17	—	—	—	17
Dividend paid to minority interests	—	—	(226)	—	(226)

Net cash provided by (used in) financing activities	3,315	(4,329)	(183)	—	(1,197)
Effect of exchange rate changes on cash and cash equivalents	—	—	99	—	99

Net increase (decrease) in cash and cash equivalents	13	(7,467)	(744)	—	(8,198)
Cash and cash equivalents at beginning of period	12	22,650	9,017	—	31,679

Cash and cash equivalents at end of period	$25	$15,183	$8,273	$—	$23,481

Report of Independent Auditors

To the Board of Directors and Stockholders
DJO Incorporated:

        We have audited the accompanying consolidated balance sheets of DJO Incorporated as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DJO Incorporated at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the consolidated financial statements, DJO Incorporated changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

/s/ ERNST & YOUNG LLP

San Diego, California
February 26, 2007

DJO Incorporated

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value data)

	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$7,006	$1,107
Accounts receivable, net of provisions for contractual allowances and doubtful accounts of $38,602 and $26,792 at December 31, 2006 and 2005, respectively	90,236	62,068
Inventories, net	47,214	24,228
Deferred tax asset, net	10,797	7,066
Prepaid expenses and other current assets	14,521	4,387

Total current assets	169,774	98,856
Property, plant and equipment, net	32,699	15,396
Goodwill	277,495	101,235
Intangible assets, net	160,124	51,242
Debt issuance costs, net	5,634	2,479
Deferred tax asset, net	18,251	32,437
Other assets	4,357	3,019

Total assets	$668,334	$304,664

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$17,338	$10,270
Accrued compensation	14,171	6,310
Accrued commissions	4,133	3,483
Long-term debt, current portion	831	5,000
Accrued interest	3,984	385
Accrued taxes	3,738	550
Accrued restructuring costs	—	417
Other accrued liabilities, current portion	22,967	9,680

Total current liabilities	67,162	36,095
Long-term debt, less current portion	326,419	42,500
Accrued pension	201	—
Other accrued liabilities, long-term	4,283	—
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued and outstanding at December 31, 2006 and 2005	—	—
Common stock, $0.01 par value; 39,000,000 shares authorized, 23,317,934 shares and 22,137,860 shares issued and outstanding at December 31, 2006 and 2005, respectively	233	221
Additional paid-in capital	163,711	133,656
Accumulated other comprehensive income	1,984	492
Retained earnings	104,341	91,700

Total stockholders' equity	270,269	226,069

Total liabilities and stockholders' equity	$668,334	$304,664

See accompanying Notes.

DJO Incorporated

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Years Ended December 31,
	2006	2005	2004
Net revenues	$413,058	$286,167	$255,999
Costs of goods sold	166,106	105,289	95,164

Gross profit	246,952	180,878	160,835
Operating expenses:
Sales and marketing	129,081	86,241	78,984
General and administrative	48,176	29,432	27,727
Research and development	8,988	6,350	5,627
Amortization of acquired intangibles	15,166	4,996	4,731
Restructuring costs	—	—	4,693

Total operating expenses	201,411	127,019	121,762
Income from operations	45,541	53,859	39,073
Other income (expense):
Interest expense	(20,181)	(4,667)	(9,431)
Interest income	802	249	472
Prepayment premium and other costs related to debt prepayment	(2,347)	—	(7,760)
Other income (expense)	300	(980)	683

Other income (expense), net	(21,426)	(5,398)	(16,036)

Income before income taxes	24,115	48,461	23,037
Provision for income taxes	(11,474)	(19,263)	(9,022)

Net income	$12,641	$29,198	$14,015

Net income per share:
Basic	$0.55	$1.34	$0.66

Diluted	$0.54	$1.29	$0.63

Weighted average shares outstanding used to calculate per share information:
Basic	22,810	21,786	21,221

Diluted	23,522	22,699	22,209

See accompanying Notes.

DJO Incorporated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share data)

				Notes Receivable From Stockholders And Officers for Stock Purchases
	Common Stock				Accumulated Other Comprehensive Income
			Additional Paid-in Capital			Retained Earnings	Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2003	18,304,269	$183	$69,545	$(1,988)	$1,106	$48,487	$117,333
Transfer of interest receivable to notes receivable from management	—	—	—	(92)	—	—	(92)
Proceeds from payment of notes receivable	—	—	—	331	—	—	331
Stock options granted for services	—	—	63	—	—	—	63
Net proceeds from issuance of common stock under Employee Stock Purchase Plan	346,919	3	1,614	—	—	—	1,617
Net proceeds from exercise of stock options	483,040	5	4,128	—	—	—	4,133
Tax benefit of stock option exercises	—	—	4,315	—	—	—	4,315
Proceeds from sale of common stock, net of expenses of $1,077	3,162,500	32	56,499	—	—	—	56,531
Expenses of sale of common stock by stockholders	—	—	(245)	—	—	—	(245)
Repurchases of common stock	(837,300)	(8)	(14,780)	—	—	—	(14,788)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(175)	—	(175)
Net income	—	—	—	—	—	14,015	14,015

Total comprehensive income							13,840

Balance at December 31, 2004	21,459,428	215	121,139	(1,749)	931	62,502	183,038
Proceeds from payment of notes receivable	—	—	—	1,749	—	—	1,749
Stock options granted for services	—	—	219	—	—	—	219
Net proceeds from issuance of common stock under Employee Stock Purchase Plan	59,767	—	1,028	—	—	—	1,028
Net proceeds from exercise of stock options	618,665	6	7,715	—	—	—	7,721
Tax benefit of stock option exercises	—	—	3,455	—	—	—	3,455
Reversal of expenses from 2004 sale of common stock	—	—	100	—	—	—	100
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(439)	—	(439)
Net income	—	—	—	—	—	29,198	29,198

Total comprehensive income							28,759

Balance at December 31, 2005	22,137,860	221	133,656	—	492	91,700	226,069

Stock options granted for services	—	—	54	—	—	—	54
Net proceeds from issuance of common stock under Employee Stock Purchase Plan	63,964	1	1,709	—	—	—	1,710
Net proceeds from exercise of stock options	1,116,110	11	15,820	—	—	—	15,831
Tax benefit of stock option exercises	—	—	2,709	—	—	—	2,709
Stock-based compensation	—	—	9,763	—	—	—	9,763
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	2,420	—	2,420
Change in fair value of derivative	—	—	—	—	(928)	—	(928)
Net income	—	—	—	—	—	12,641	12,641

Total comprehensive income							14,133

Balance at December 31, 2006	23,317,934	$233	$163,711	$—	$1,984	$104,341	$270,269

See accompanying Notes.

DJO Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2006	2005	2004
Operating activities
Net income	$12,641	$29,198	$14,015
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for contractual allowances and doubtful accounts	42,546	34,594	30,556
Provision for excess and obsolete inventories	1,432	983	(113)
Restructuring costs	—	—	4,693
Depreciation and amortization	26,288	13,320	13,070
Step-up to fair value of inventory charged to costs of goods sold	1,498	404	438
Amortization of debt issuance costs and discount on senior subordinated notes	867	560	808
Write-off of debt issuance costs and discount on senior subordinated notes	2,347	—	3,025
Liquidation preference on redemption of senior subordinated notes	—	—	4,735
Write-off of property, plant and equipment	852	—	—
Excess tax benefits from stock options exercised	(2,709)	—	—
Stock-based compensation	9,674	—	—
Other	52	219	63
Changes in operating assets and liabilities:
Accounts receivable	(56,115)	(49,681)	(33,353)
Inventories	(15,465)	(2,599)	(3,635)
Other assets	155	912	856
Accounts payable	498	2,970	(1,403)
Accrued compensation	(819)	826	(1,065)
Accrued commissions	650	(942)	(214)
Accrued interest	3,599	(333)	(15)
Deferred income taxes, including excess stock option exercise benefits in 2006	8,766	17,580	9,044
Accrued restructuring costs	(417)	(1,871)	(3,171)
Other accrued liabilities	4,856	924	1,136

Net cash provided by operating activities	41,196	47,064	39,470
Investing activities
Purchases of property, plant and equipment	(16,009)	(5,144)	(5,959)
Net proceeds from disposals of property, plant and equipment	4,221	—	—
Purchase of Axmed business	(16,564)	—	—
Purchase of Aircast business	(299,702)	—	—
Purchase of Superior Medical Equipment business	—	(3,045)	—
Purchase of Encore Medical OSG business	—	(9,491)	—
Purchase of dj Nordic business and related earn-out payments, net of cash acquired	(125)	(125)	(578)
Purchases of intangible assets	—	(76)	(3,277)
Change in other assets, net	(1,140)	(1,454)	(360)

Net cash used in investing activities	(329,319)	(19,335)	(10,174)
Financing activities
Proceeds from long-term debt	366,000	8,000	—
Repayment of long-term debt	(86,250)	(55,500)	(5,000)
Net proceeds from exercise of stock options	15,831	7,721	4,133
Net proceeds from issuance of common stock under Employee Stock Purchase Plan	1,710	1,028	1,617
Excess tax benefits from stock options exercised	2,709	—	—
Debt issuance costs	(6,369)	(665)	(313)
Proceeds from payment of notes receivable	—	1,749	331
Net proceeds from issuance of common stock	—	—	56,286
Repurchases of common stock	—	—	(14,788)
Repayment of senior subordinated notes	—	—	(75,000)
Prepayment premium on redemption of senior subordinated notes	—	—	(4,735)

Net cash provided by (used in) financing activities	293,631	(37,667)	(37,469)
Effect of exchange rate changes on cash and cash equivalents	391	(137)	209

Net increase (decrease) in cash and cash equivalents	5,899	(10,075)	(7,964)
Cash and cash equivalents at beginning of year	1,107	11,182	19,146

Cash and cash equivalents at end of year	$7,006	$1,107	$11,182

Supplemental disclosure of cash flow information:
Interest paid	$15,220	$4,436	$3,844
Income taxes paid, net	$1,984	$1,263	$618
See accompanying Notes.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

1. Organization and Summary of Significant Accounting Policies

        DJO Incorporated, formerly dj Orthopedics, Inc. (the Company), is a global medical device company specializing in rehabilitation and regeneration products for the non-operative orthopedic, spine and vascular markets.

Basis of Presentation and Principles of Consolidation

        The accompanying consolidated financial statements present the historical financial position and results of operations of the Company and include the accounts of its operating subsidiary, DJO, LLC, formerly dj Orthopedics, LLC, (DJO), DJO's wholly owned Mexican subsidiary that manufactures a majority of DJO's products under Mexico's maquiladora program and DJO's wholly owned subsidiaries in Canada, Germany, France, the United Kingdom, Denmark, Spain and Tunisia. These consolidated financial statements also include the accounts of Aircast Incorporated and its wholly owned domestic and international subsidiaries from and subsequent to April 7, 2006, the date on which the Company acquired Aircast Incorporated (see Note 3). All intercompany accounts and transactions have been eliminated in consolidation. In May 2006, the Company purchased the minority stockholders' proportionate share of the net assets of the Company's subsidiary in Tunisia and the Tunisian subsidiary became a wholly owned subsidiary (see Note 3).

Use of Estimates in the Preparation of Financial Statements

        The preparation of these financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to contractual allowances, doubtful accounts, inventories, rebates, product returns, warranty obligations, income taxes, intangible assets and stock-based compensation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash Equivalents

        Cash equivalents are short-term, highly liquid investments and consist of investments in money market funds and commercial paper with maturities of three months or less at the time of purchase.

Fair Value of Financial Instruments

        In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, the following methods and assumptions were used in estimating fair value disclosures:

  •
  Cash and Cash Equivalents and Accounts Receivable.    The carrying amounts approximate fair values because of the short maturities of these instruments and the reserves for contractual allowances and doubtful accounts which, in the opinion of management, are adequate to state accounts receivable at their fair value.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

  •
  Long-Term Debt.    Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, management of the Company believes the fair value of long-term debt approximates its carrying value at December 31, 2006.

  •
  Derivative Instruments.    The Company utilizes derivative instruments, specifically an interest rate swap agreement and forward contracts, to manage its exposure to market risks such as interest and foreign currency exchange rate risks. In accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company records derivative instruments as assets or liabilities in the consolidated balance sheet, measured at fair value.

Accrued Pension

        The Company assumed liabilities related to certain pension plans in connection with the acquisition of Aircast Incorporated in April 2006. The pension plans cover two current international employees and one former international employee of the Company who are entitled to pension benefits as part of the terms of their employment agreements. The accrued pension costs were $0.2 million as of December 31, 2006.

Discounts and Allowances

        Accounts receivable in the accompanying consolidated balance sheets are presented net of reserves for estimated payment discounts and allowances for doubtful accounts. Accounts receivable is also presented net of contractual allowances for reimbursement amounts from our third-party payor customers based on negotiated contracts and historical experience for non-contracted payors.

Long-Lived Assets

        Property, plant and equipment and intangible assets are recorded at cost. The Company provides for depreciation of property, plant and equipment (three to seven years) and amortization of intangible assets (four months to 20 years) using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their estimated useful lives or the terms of the related leases.

Computer Software Costs

        The Company applies the American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. This standard requires companies to capitalize qualifying computer software costs, incurred during the application development stage and then amortizes the costs over the estimated useful life of the software. The Company is amortizing computer software costs over lives of three to seven years. The Company has unamortized capitalized computer software costs aggregating $2.1 million and $2.2 million at December 31, 2006 and 2005, respectively. Capitalized computer software amortization expense was approximately $1.3 million, $1.1 million and $1.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

Debt Issuance Costs

        Debt issuance costs are capitalized. The Company amortizes these costs over the lives of the related debt instruments (currently, five years) and classifies the amortization expense with interest expense in the accompanying consolidated statements of income.

Inventories

        Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Revenue Recognition

        The Company distributes its products in the United States and international markets primarily through networks of agents, distributors and the Company's direct sales force that market its products to orthopedic and spine surgeons, podiatrists, orthopedic and prosthetic centers, third-party distributors, hospitals, surgery centers, physical therapists, athletic trainers and other healthcare professionals.

        The Company recognizes revenue pursuant to Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenues from third-party insurance payors are recorded net of estimated contractual allowances, which are accrued as a percent of revenues based on actual historical experience. Revenues are also reduced by allowances for estimated returns and rebates related to sales transacted through distribution agreements that provide the distributors with a right to return excess and obsolete inventory. Estimated returns, based on historical actual returns, are accrued in accordance with the provisions of SFAS No. 48, Revenue Recognition When Right of Return Exists, in the period sales are recognized. In addition, rebates are accrued at the time of sale based upon historical experience and estimated revenue levels in accordance with agreed upon terms with customers. The Company includes amounts billed to customers for freight in revenue.

Warranty Costs

        Some products have a limited warranty and estimated warranty costs are accrued based on historical experience in the period sales are recognized. Warranty costs are included in costs of goods sold and were $0.6 million, $0.9 million and $1.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

        Changes in accrued warranty during the three years ended December 31, 2006, 2005 and 2004 are as follows (in thousands):

Balance at December 31, 2003	$424
Warranty expense accrued	1,261
Warranty costs incurred	(1,284)

Balance at December 31, 2004	401
Warranty expense accrued	872
Warranty costs incurred	(880)

Balance at December 31, 2005	393
Warranty expense accrued	583
Warranty costs incurred	(548)

Balance at December 31, 2006	$428

Advertising Expense

        Advertising costs are expensed as incurred. The Company incurred $1.1 million, $0.7 million and $0.5 million in advertising expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

Foreign Currency Translation

        The financial statements of the Company's international operations where the local currency is the functional currency are translated into United States (U.S.) dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of consolidated stockholders' equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statements of operations as either a component of costs of goods sold or other income or expense, depending on the nature of the transaction. The aggregate exchange rate gain or (loss) included in determining net income for the years ended December 31, 2006, 2005 and 2004 was $0.2 million, ($0.6) million and $0.6 million, respectively.

Concentration of Credit Risk

        The Company sells the majority of its products in the United States to orthopedic professionals, distributors, specialty dealers, buying groups, insurance companies, managed care companies and certain governmental payors such as Medicare. International sales comprised 20%, 12% and 11% of the Company's net revenues for the years ended December 31, 2006, 2005 and 2004, respectively, and are sold through its wholly owned subsidiaries and certain independent distributors. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company also provides a reserve for estimated bad debts. In addition, approximately 45% and 49% of the Company's net receivables at December 31, 2006 and 2005, respectively, are from third-

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

party payors. Management reviews and revises its estimates for credit losses from time to time and such credit losses have been within management's estimates.

        During the three years ended December 31, 2006, the Company had no individual customer or distributor that accounted for 10% or more of total annual revenues.

Per Share Information

        Earnings per share are computed in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of weighted average common share equivalents potentially issuable upon the exercise of stock options. For purposes of computing diluted earnings per share, weighted average common share equivalents (computed using the treasury stock method) do not include stock options with an exercise price that exceeds the average fair market value of the Company's common stock during the periods presented. Dilutive securities totaling 0.3 million, 0.2 million and 1.6 million shares for the years ended December 31, 2006, 2005 and 2004, respectively, were excluded from diluted earnings per share because of their anti-dilutive effect. For the years ended December 31, the weighted average shares outstanding used to calculate basic and diluted share information consist of the following (in thousands):

	2006	2005	2004
Shares used in basic net income per share—weighted average shares outstanding	22,810	21,786	21,221
Net effect of dilutive common share equivalents based on treasury stock method	712	913	988

Shares used in computations of diluted net income per share	23,522	22,699	22,209

Stock-Based Compensation

        Prior to the adoption of SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) on January 1, 2006, the Company accounted for its employee stock option plans and employee stock purchase plan using the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and its related interpretations, and had adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation and its related interpretations. Accordingly, no compensation expense was recognized in net income for the Company's fixed stock option plans or its employee stock purchase plan (ESPP), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant (or within permitted discounted prices as it pertains to the ESPP).

        As of January 1, 2006, the Company began recording compensation expense associated with stock options and other equity-based compensation in accordance with SFAS No. 123(R), using the modified prospective transition method and therefore has not restated results for prior periods. Under the modified prospective transition method, stock-based compensation expense for 2006 includes: 1) compensation expense for all stock-based awards granted on or after January 1, 2006 as determined

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R) and 2) stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years. As a result of the adoption of SFAS No. 123(R), the Company's net income for the year ended December 31, 2006, has been reduced by stock-based compensation expense, net of taxes, of approximately $7.7 million. See Note 7 for additional information regarding stock-based compensation.

        Through December 31, 2006, the Company accounted for its employee stock option plans and employee stock purchase plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and its related interpretations, and has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation and its related interpretations. Accordingly, no compensation cost has been recognized for the Company's fixed stock option plans or stock purchase plan. In accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, stock options and warrants issued to consultants and other non-employees as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The Company recognizes this expense over the period the services are provided; however, the amount of expense related to these types of arrangements has never been significant.

Income Taxes

        The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Comprehensive Income (Loss)

        The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, and unrealized gains and losses on investments, are reported, net of related tax, to arrive at comprehensive income (loss).

Recently Issued Accounting Standards

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109, Accounting for Income Taxes, (FIN 48). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. Management is currently determining the impact to the Company's financial statements of the adoption of FIN 48.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except Statement No. 123(R) and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

Purchase of Rights to Distributor Territories

        From time to time the Company purchases rights to certain distributor territories in the U.S. and then sells the distribution rights to another party for similar amounts. These distribution reorganizations are intended to achieve several objectives, including improvement of sales results within the affected territories. The Company generally receives promissory notes for the resale amounts, which are recorded as notes receivable and included in other current and long-term assets in the

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

accompanying consolidated balance sheets. For the years ended December 31, 2006 and December 31, 2005, the Company purchased and resold territory rights for amounts aggregating $3.3 million and $2.1 million, respectively, and did not record any gains or losses from the transfer of these distribution rights. For the years ended December 31, 2006 and 2005, purchase price aggregating $3.3 million and $2.0 million, respectively, was recorded as notes receivable and is included in other current or long-term assets, depending on maturity, and will be repaid over periods ranging from three years to five years. For the year ended December 31, 2005, purchase price aggregating $0.1 million, based on an estimate of future savings in selling expense, was capitalized as an intangible asset and will be amortized over the period of cost reduction.

Goodwill and Other Intangible Assets

        The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. On an ongoing basis, absent any indicators of impairment, the Company performs an annual impairment evaluation during the fourth quarter, as of October 1 each year of its goodwill balances that were acquired through the end of the previous fiscal year. With the exception of goodwill related to the Regeneration acquisition of $39 million, the Company believes that the goodwill acquired through December 31, 2005 benefits the entire enterprise and since its reporting units share the majority of the Company's assets, the Company compares the total carrying value of the Company's consolidated net assets (excluding Regeneration net assets) to the fair value of the Company. With respect to goodwill related to the Regeneration acquisition, the Company compares the carrying value of the goodwill related to the Regeneration segment to the fair value of the Regeneration segment.

        The Company has acquired licenses to certain patents aggregating $4.2 million. These amounts are recorded as intangible assets and are amortized over the remaining life of the patents, through June 2010.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. Organization and Summary of Significant Accounting Policies (Continued)

        Components of intangible assets acquired in business combinations and acquired as individual assets are as follows (in thousands):

	December 31, 2006				December 31, 2005
	Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Patented and existing technology	5–20	$83,701	$(27,209)	$56,492	$53,887	$(20,722)	$33,165
Customer base	15–20	69,457	(16,005)	53,452	21,173	(8,125)	13,048
Trademarks	20	47,511	(1,911)	45,600	—	—	—
Licensing agreements	5	4,200	(1,498)	2,702	4,200	(1,076)	3,124
Other	0.3–20	2,984	(1,106)	1,878	4,465	(2,560)	1,905

		$207,853	$(47,729)	$160,124	$83,725	$(32,483)	$51,242

Intangible assets not subject to amortization:
Goodwill	N/A	$291,443	$(13,948)	$277,495	$115,183	$(13,948)	$101,235

        Amortization expense related to intangible assets was $17.2 million, $7.6 million and $7.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Future amortization expense of intangible assets is estimated to be $160.1 million, as follows: 2007—$19.8 million, 2008—$19.0 million, 2009—$17.7 million, 2010—$17.6 million, 2011—$17.4 million and thereafter—$68.6 million.

        The change in the carrying value of goodwill from December 31, 2004 through December 31, 2006 is as follows (in thousands):

Balance at December 31, 2004	$96,639
Acquired Superior Medical Equipment goodwill	2,373
Acquired Encore Medical goodwill	2,301
Other, primarily purchase price adjustments	(78)

Balance at December 31, 2005	101,235
Acquired Axmed goodwill (see Note 3)	14,637
Acquired Aircast goodwill (see Note 3)	159,384
Other, primarily purchase price adjustments	2,239

Balance at December 31, 2006	$277,495

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. Financial Statement Information

        Inventories.    Inventories consist of the following at December 31 (in thousands):

	2006	2005
Raw materials	$17,920	$7,335
Work-in-progress	753	1,010
Finished goods	30,615	18,203

	49,288	26,548
Less reserves, primarily for excess and obsolete inventories	(2,074)	(2,320)

	$47,214	$24,228

        Prepaid Expenses and Other Current Assets.    Prepaid expenses and other current assets consist of the following at December 31 (in thousands):

	2006	2005
Held-for-sale assets	$6,960	$—
Prepaid expenses	4,050	2,992
Other current assets	3,511	1,395

Prepaid expenses and other current assets, net	$14,521	$4,387

        Held-for-sale assets consist of the Aircast manufacturing facility in New Jersey and the Aircast Germany facility. These held-for-sale facilities were vacated in connection with the Company's integration of the Aircast business and are no longer in use.

        Property, Plant and Equipment.    Property, plant and equipment consists of the following at December 31 (in thousands):

	2006	2005
Leasehold improvements	$10,703	$5,514
Furniture, fixtures and equipment	60,540	43,537

	71,243	49,051
Less accumulated depreciation and amortization	(38,544)	(33,655)

	$32,699	$15,396

        Depreciation expense was approximately $8.4 million, $5.1 million and $5.3 million for the years ended December 31, 2006, 2005 and 2004, respectively, and amortization of leasehold improvements included in property, plant and equipment was approximately $0.7 million, $0.6 million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. Financial Statement Information (Continued)

        Accrued Compensation.    Accrued compensation consists of the following at December 31 (in thousands):

	2006	2005
Accrued vacation	$2,894	$1,884
Accrued bonus	1,398	1,874
Accrued workers' compensation	854	1,558
Accrued severance related to Aircast acquisition	7,427	—
Other accrued compensation	1,598	994

	$14,171	$6,310

        Other Accrued Liabilities.    Other accrued liabilities, current portion, consists of the following at December 31 (in thousands):

	2006	2005
Accrued contract fees	$2,626	$1,743
Accrued professional fees	1,326	750
Deferred rent, current portion	453	250
Other accrued liabilities, current portion	18,562	6,937

	$22,967	$9,680

        Other accrued liabilities, long-term, consists of the following at December 31 (in thousands):

	2006	2005
Deferred rent, long-term	$3,355	$—
Fair value of interest rate swap	928	—

	$4,283	$—

        Deferred rent relates primarily to the Company's new headquarters in Vista, California (see Note 10).

3. Acquisitions

        The Company accounts for acquisitions in accordance with SFAS No. 141, Business Combinations. SFAS No. 141 replaced prior accounting standards and eliminated pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

Aircast Acquisition

        On April 7, 2006, the Company completed the acquisition, under an agreement signed on February 27, 2006, of all the outstanding capital stock of Aircast Incorporated (Aircast) for approximately $291.6 million in cash, funded with the proceeds of a new credit agreement as described

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

3. Acquisitions (Continued)

in Note 5. The Company also incurred approximately $4.9 million in transaction costs and other expenses in connection with the acquisition and accrued approximately $11.1 million of estimated costs in connection with the Company's plan to integrate the acquired business, including severance expenses. Of this total estimated amount, approximately $7.4 million is related to severance and retention payments that had not been paid out as of December 31, 2006. This amount is included in accrued compensation in the accompanying unaudited consolidated balance sheet at December 31, 2006. Aircast designs and manufactures ankle and other orthopedic bracing products, cold therapy products and vascular therapy systems.

        In April 2006, the Company began its integration of the Aircast business. The integration plan consisted of: 1) integrating the Aircast sales force into the Company's existing sales force, 2) closing the Aircast New Jersey manufacturing facility and moving the manufacturing of the Aircast products to the Company's Tijuana, Mexico manufacturing facility, other than the vascular systems products, which were moved to the Company's Vista, California facility, 3) closing the Aircast New Jersey corporate headquarters and integrating the administrative functions into the Company's Vista facility and the Company's distribution facility in Indianapolis, Indiana, and 4) closing various international Aircast locations and integrating their operations into the Company's existing locations in those countries, including France, Germany and the United Kingdom. In conjunction with this integration plan, the Company accrued approximately $11.4 million in severance costs for approximately 300 Aircast employees. The Company expects to complete the termination of the affected Aircast employees by March 2007.

        Severance costs accrued in 2006 for Aircast employees as a result of the Company's integration of the acquired business are as follows (in thousands):

	Total Costs Incurred	Cash Payments	Accrued Liability At December 31, 2006
Employee severance	$11,371	$(3,944)	$7,427

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

3. Acquisitions (Continued)

        The fair values of the assets acquired and the liabilities assumed in connection with the Aircast acquisition were estimated in accordance with SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. The purchase price remains preliminary as of December 31, 2006 and may be subject to adjustment as the Company finalizes its estimates of certain items, including severance amounts for Aircast employees terminated as a result of the Company's integration of the acquired business, values of held-for-sale assets, certain acquired inventories and accounts receivable and accruals for certain contingent liabilities that existed on the acquisition date. The purchase price was allocated as follows to the fair values of the net tangible and intangible assets acquired, including the cumulative impact of adjustments made to such allocations through December 31, 2006:

Fair value of net tangible assets acquired and liabilities assumed (in thousands):
Cash	$508
Accounts receivable, net	12,957
Inventories, net	8,134
Prepaid expenses and other current assets	2,730
Fixed assets, net	17,787
Deferred tax asset	3,371
Other assets	33
Accounts payable	(3,134)
Accrued compensation	(986)
Deferred tax liability	(6,706)
Other accrued liabilities	(8,041)
Accrued pension	(300)

		26,353
Fair value of identifiable intangible assets acquired:
Patents and existing technology	28,700
Customer contracts and related relationships—GPO	6,900
Customer contracts and related relationships—Other	38,300
Trade names and trademarks	47,400
Favorable leasehold interest in Germany	600

		121,900
Goodwill		159,384

Total purchase price allocation		$307,637

        The identifiable intangible assets are being amortized over their estimated useful lives, which range from seven to twenty years.

        The purchase price allocation included values assigned to certain specific identifiable intangible assets aggregating $281.3 million. An aggregate value of $28.7 million was assigned to patents and existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to the Company's ownership of the patents and technology acquired. An aggregate

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

3. Acquisitions (Continued)

value of $6.9 million was assigned to certain Aircast customer relationships for group purchase organization (GPO) customers and an aggregate value of $38.3 million was assigned to certain Aircast customer relationships for other customers existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those GPO and other customers. A value of $47.4 million was assigned to trade names and trademarks, determined primarily by estimating the present value of future royalty costs that will be avoided due to the Company's ownership of the trade names and trademarks acquired. A value of $0.6 million was assigned to favorable leasehold interest in Germany, determined by estimating the present value of future rent expense that will be avoided due to the favorable lease rate on the German property. A value of $159.4 million, representing the difference between the total purchase price and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

        The Company acquired Aircast to expand its product offerings, increase the size of its international business and increase its revenues. The Company also believes there are significant cost reduction synergies that may be realized when the acquired business is integrated. These are among the factors that contributed to a purchase price for the Aircast acquisition that resulted in the recognition of goodwill.

        The accompanying consolidated statements of income reflect the operating results of the Aircast business since April 7, 2006. Assuming the acquisition of Aircast had occurred on January 1 of the respective years, the pro forma unaudited results of operations would have been as follows (in thousands):

	Year Ended
	December 31, 2006	December 31, 2005
Net revenues	$437,980	$382,811
Net income	$10,635	$21,842
Net income per share:
Basic	$0.47	$1.00
Diluted	$0.45	$0.96
Weighted average shares outstanding used to calculate per share information:
Basic	22,810	21,786
Diluted	23,522	22,699

        The above pro forma unaudited results of operations do not include pro forma adjustments relating to costs of integration or post-integration cost reductions that might have been incurred or realized by the Company prior to or in excess of actual amounts incurred or realized in the period from the actual acquisition date of April 7, 2006 through December 31, 2006.

Axmed Acquisition

        On January 2, 2006, the Company completed the acquisition, under an agreement originally signed on December 15, 2005, of the shares of Newmed SAS (Axmed) for cash payments aggregating

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

3. Acquisitions (Continued)

13 million Euros (approximately $15.8 million), which included payment of certain debts of Axmed. The Company expects to make additional payments of 0.9 million Euros (approximately $1.2 million) based on achievement of certain revenue targets for 2006 and profitability targets for the second half of 2006. The Company included such future earn-out in the allocation of the original purchase price, as shown below, based on the expectation that the 2006 revenue targets will be met. The Company also incurred $0.4 million in certain transaction costs and other expenses in connection with the acquisition. Axmed, through wholly owned subsidiaries in France and Spain, operating under the trade name Axmed, is engaged in the design, manufacture and sale of orthopedic rehabilitation devices, including rigid knee braces and soft goods. Axmed also owned 70% of a manufacturing subsidiary in Tunisia, which provides low cost manufacturing capabilities to the Axmed group. In May 2006, the Company purchased the minority stockholders' proportionate share of the net assets of the Company's subsidiary in Tunisia for approximately $0.5 million and the Tunisian subsidiary became a wholly owned subsidiary.

        The fair values of the assets acquired and the liabilities assumed in connection with the Axmed acquisition were estimated in accordance with SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. The total purchase price, including the amount paid to acquire the minority interest, was allocated as follows to the fair values of the net tangible and intangible assets acquired, including the cumulative impact of adjustments made to such allocations through December 31, 2006:

Fair value of net tangible assets acquired and liabilities assumed (in thousands):
Cash	$103
Accounts receivable, net	1,642
Inventories, net	2,228
Other current assets	312
Fixed assets, net	691
Other assets	47
Accounts payable	(3,436)
Accrued compensation	(711)
Deferred tax liability	(1,063)
Other accrued liabilities	(498)

		(685)
Fair value of identifiable intangible assets acquired:
Customer relationships	2,800
Existing technology	1,000
Trade names and trademarks	100

		3,900
Goodwill		14,637

Total purchase price allocation		$17,852

        The identifiable intangible assets are being amortized over their estimated useful lives, which range from one to nine years.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

3. Acquisitions (Continued)

        The purchase price allocation included values assigned to certain specific identifiable intangible assets aggregating $3.9 million. An aggregate value of $2.8 million was assigned to certain Axmed customer relationships existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those customers. A value of $1.0 million was assigned to existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to the Company's ownership of the technology acquired. A value of $0.1 million was assigned to trade names and trademarks, determined primarily by estimating the present value of future royalty costs that will be avoided due to the Company's ownership of the trade names and trademarks acquired. A value of $14.6 million, representing the difference between the total purchase price, including the amount paid to acquire the remaining minority interest, and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

        The Company acquired the Axmed business to increase its sales and marketing presence in France and through the Axmed subsidiary in Spain, to develop a direct sales presence in Spain. Axmed also adds research and development capabilities in Europe, as well as manufacturing capabilities in Tunisia which, although on a smaller scale, are very similar to the Company's manufacturing capabilities in Mexico. These are among the factors that contributed to a purchase price for the Axmed acquisition that resulted in the recognition of goodwill.

4. Restructuring Costs

        Accrued restructuring costs in the accompanying consolidated balance sheet at December 31, 2005, included $0.4 million of lease termination and other exit costs remaining from an amount accrued in 2002. This amount related to vacant land previously leased by the Company and was netted against other costs accounted for as deferred rent at December 31, 2006 (see Note 10).

5. Long-Term Debt

        The Company's long-term debt consists of the following at December 31 (in thousands):

	2006	2005
New term loan due in installments through April 7, 2013 bearing interest at LIBOR plus 1.5%	$327,250	$—
Old term loan paid off by new term loan in 2006	—	47,500
Less current portion	(831)	(5,000)

Long-term portion of term loan	$326,419	$42,500

New Credit Agreement and Interest Rate Swap Agreement

        On April 7, 2006, the Company entered into a new credit agreement with a syndicate of lenders and with Wachovia Bank, National Association, as administrative agent, to finance the Aircast acquisition described in Note 3 and provide available financing for future Company operations. The new credit agreement provided for total borrowings of $400 million, consisting of a term loan of $350 million, which was fully drawn at closing and up to $50 million available under a revolving credit

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

5. Long-Term Debt (Continued)

facility. As of December 31, 2006, the balance outstanding under the term loan was $327.3 million and $47.8 million was available under the revolving credit facility, net of outstanding letters of credit. The new credit agreement replaced the Company's previously existing credit agreement and approximately $46.3 million of debt outstanding under the former agreement was paid off by borrowings under the new agreement. Under the new credit agreement, up to $25 million of outstanding borrowings may be denominated in British Pounds or Euros.

        Borrowings under the new term loan and on the new revolving credit facility bear interest at variable rates (either a LIBOR rate or the lenders' base rate, as elected by the Company) plus a margin. Under the new agreement, the interest rate for the term loan is LIBOR plus a margin of 1.50% (6.88% at December 31, 2006), or the lenders' base rate plus a margin of 0.50%. The applicable margin on the revolving credit facility varies based on the Company's leverage ratio. The interest rate for the revolving credit facility is LIBOR plus an applicable margin of 1.25% to 2.00%, or the lenders' base rate plus an applicable margin of 0.25% to 1.00%. At the Company's current leverage ratio, the applicable interest rate on the revolving credit facility is either LIBOR plus 1.75% or the lender's base rate plus 0.75%. In connection with the new credit agreement, the Company entered into an interest rate swap agreement for a notional amount of $250 million of the term loan.

        Subsequent to December 31, 2006, the Company borrowed an aggregate of $5.0 million under the revolving credit facility to provide funds needed to pay certain costs of the integration of Aircast.

        Interest Rate Swap Agreement.    On April 11, 2006, the Company entered into an interest rate swap agreement with Wachovia Bank which converts the variable LIBOR rate to a fixed LIBOR rate of 5.29% for a term of five years. Accordingly, with respect to a notional amount of $250 million of the term loan, the Company's interest rate is fixed at 6.79% (5.29% plus applicable margin of 1.50%) for the term of the swap. The notional amount of $250 million is scheduled to amortize to zero over the term of the swap in proportion to expected future cash flows. As of December 31, 2006, the outstanding notional amount of the interest rate swap was $250 million and the fair market value of the swap reflected a loss of approximately $0.9 million. The Company's interest rate swap qualifies as a cash flow hedge under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In accordance with SFAS No. 133, the fair market value of the swap at December 31, 2006 was recorded as a long-term liability, with the change in such fair value accounted for in accumulated other comprehensive income (loss) included in stockholders' equity in the accompanying consolidated balance sheet. The weighted average interest rate applicable to the Company's borrowings as of December 31, 2006 was 6.81%.

        Repayment.    The Company was initially required to make quarterly principal payments of $0.9 million on the term loan, beginning in June 2006. The balance of the term loan, if any, is due in full on April 7, 2013. In 2006 the Company made $21.0 million of prepayments on the term loan. Under the new credit agreement, prepayments are applied to reduce outstanding principle balance in direct order of maturity to payments scheduled over next twelve months and thereafter to remaining scheduled principal payments on a prorated basis. Accordingly, the Company's required principal payments have been reduced to $0.8 million per quarter and begin in December 2007. Any borrowings under the revolving credit facility are due in full on April 7, 2012. The Company is also required to make annual mandatory prepayments on the term loan in an amount equal to 50% of its excess cash

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

5. Long-Term Debt (Continued)

flow if the Company's ratio of total debt to consolidated EBITDA exceeds 2.50 to 1.00. Excess cash flow represents the Company's net income adjusted for extraordinary gains or losses, depreciation, amortization and other non-cash charges, changes in working capital, changes in deferred revenues, payments for capital expenditures and permitted acquisitions and repayment of certain indebtedness. In addition, the term loan is subject to mandatory prepayments in an amount equal to (a) 100% of the net cash proceeds of certain debt issuances by the Company; (b) 50% of the net cash proceeds of certain equity issuances by the Company if the Company's ratio of total debt to consolidated EBITDA exceeds 2.50 to 1.00; (c) 100% of the net cash proceeds of certain insurance, condemnation awards or other compensation in respect to any casualty event; and (d) 100% of the net cash proceeds of certain asset sales or other dispositions of property by the Company, in each case subject to certain exceptions. The Company is not required to make any mandatory prepayments for the year ended December 31, 2006.

        Future minimum annual principal payments for the term loan as of December 31, 2006 are as follows (in thousands):

2007	$831
2008	3,323
2009	3,322
2010	3,322
2011	3,322
2012 and thereafter	313,130

$327,250

        Security; Guarantees.    The Company's obligations under the new credit agreement are irrevocably guaranteed, jointly and severally, by the Company, all our current and future U.S. subsidiaries. In addition, the credit agreement and the guarantees thereunder are secured by substantially all of the Company's U.S. assets, including real and personal property, inventory, accounts receivable, intellectual property and other intangibles.

        Covenants.    The new credit agreement imposes certain restrictions on the Company, including restrictions on the ability to incur indebtedness, incur or guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends or make other distributions (except for certain tax distributions), redeem or repurchase equity, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, make capital expenditures, grant liens, sell assets and engage in certain other activities. The new credit agreement requires the Company to maintain: a ratio of total debt to consolidated EBITDA of no more than 4.50 to 1.00 and gradually decreasing to 2.50 to 1.00 for the first quarter of 2010 and thereafter; and a ratio of consolidated EBITDA to fixed charges of at least 1.50 to 1.00. Material violations of these covenants and restrictions, or the payment terms described above, can result in an event of default and acceleration of the entire indebtedness. The Company was in compliance with all covenants as of December 31, 2006.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

5. Long-Term Debt (Continued)

        Debt issuance costs.    The Company capitalized debt issuance costs of approximately $6.4 million in association with the new credit agreement, which are being amortized over the term of the agreement. Remaining debt issuance costs of $5.6 million, net of accumulated amortization, were included in the accompanying balance sheet at December 31, 2006. At December 31, 2005, the Company had $2.5 million of remaining debt issuance costs related to prior credit agreements, net of accumulated amortization, included in the accompanying balance sheet.

Write-off of Debt Issuance Costs

        In connection with the repayment of its previous credit agreement, the Company wrote-off approximately $2.3 million in April 2006 representing the net carrying value of debt issuance costs capitalized in connection with the previous agreement.

Redemption of Senior Subordinated Notes

        In June 2004, the Company redeemed all of its outstanding senior subordinated notes for $79.7 million, including a redemption premium of $4.7 million. The redemption was funded by net proceeds of $56.5 million from the Company's February 2004 sale of common stock and from existing cash. As a result of the redemption, the Company recorded a charge in 2004 of $7.8 million, including a redemption premium of $4.7 million, unamortized debt issuance costs of $2.3 million and original issue discounts of $0.8 million.

6. Related Party Transactions

        In 2005 and 2004, certain management stockholders who previously purchased shares of the Company's stock in exchange for promissory notes, fully repaid the entire balances of such notes, including interest, owed to the Company. Amounts repaid included $1.8 million paid in 2005 and $0.3 million paid in 2004.

7. Common and Preferred Stock

        At December 31, 2006, the Company had a total of 23,317,934 shares of common stock outstanding.

        In June 2004, the Company completed a public offering of 3,072,379 shares of its common stock. All of these shares were sold by certain of the Company's stockholders and the Company did not receive any of the net proceeds. The Company incurred costs of $0.2 million related to this offering, which were recorded as a reduction in the Company's additional paid-in capital.

        In February 2004, the Company completed a public offering of 8,625,000 shares of its common stock. The offering consisted of 3,162,500 shares of common stock sold by the Company at $19.00 per share for net proceeds, after underwriters' commissions and other costs, of $56.5 million and 5,462,500 shares sold by certain of the Company's stockholders.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

7. Common and Preferred Stock (Continued)

Stock Options and Stock-Based Compensation

2001 Omnibus Plan

        The 2001 Omnibus plan provides for awards of stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units, stock bonuses, stock unit awards and cash bonuses to key personnel, including consultants and advisors. Except as hereafter described and subject to equitable adjustments to reflect certain corporate events, the maximum number of shares of the Company's common stock with respect to which awards may be granted under the Omnibus Plan is 7,181,868 at December 31, 2006. On each January 1, commencing with January 1, 2003, the number of shares of common stock available for issuance under the Omnibus Plan is automatically increased by a number of shares equal to 3% of the number of shares of common stock outstanding on the previous December 31. In addition, shares of common stock reserved for but not subject to options granted under the 1999 Option Plan or subject to awards that are forfeited, terminated, canceled or settled without the delivery of common stock under the Omnibus Plan and the 1999 Option Plan will increase the number of shares available for awards under the Omnibus Plan. Also, shares tendered to DJO Incorporated in satisfaction or partial satisfaction of the exercise price of any award under the Omnibus Plan or the 1999 Option Plan will increase the number of shares available for awards under the Omnibus Plan to the extent permitted by Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Omnibus Plan is administered by the Compensation Committee of the Company's Board of Directors, which has the sole and complete authority to grant awards under the Omnibus Plan to eligible employees and officers of, and consultants and advisors to, DJO Incorporated and its subsidiaries. Most options granted under the Omnibus Plan are subject to vesting in equal annual installments over four years. Options granted under the Omnibus Plan expire ten years from the date of grant. At December 31, 2006 options to purchase 3,821,204 shares had been granted. At December 31, 2006 and 2005, 646,980 and 828,520 shares were exercisable, respectively. On December 31, 2006, 3,360,664 shares were available for future grant under the Omnibus Plan. On January 1, 2007, the shares available for future grant were increased by 699,538 shares to 4,060,202 shares.

1999 Option Plan

        Under the Company's Fifth Amended and Restated 1999 Option Plan (the 1999 Option Plan), 1,993,174 common shares have been reserved for issuance upon exercise of options granted under the plan. The 1999 Option Plan is administered by the Compensation Committee. The plan will expire on August 19, 2015 unless the Company terminates it before that date. The 1999 Option Plan provides for the grant of nonqualified options to officers, directors and employees of, and consultants and advisors to, DJO Incorporated.

        The Company granted options to purchase an aggregate of 944,542 shares of common stock under the 1999 Option Plan through 2001. As of December 31, 2006 and 2005, options to purchase 57,333 and 236,733 shares issued under the 1999 Option Plan were outstanding and all exercisable, respectively. No future options will be granted under the 1999 Option Plan, and all shares of common stock, which would otherwise have been available for issuance under the 1999 Option Plan are available for issuance under the 2001 Omnibus Plan.

2001 Non-Employee Director's Stock Option Plan

        The Company has adopted the DJO Incorporated 2001 Non-Employee Directors' Stock Option Plan. In December 2005, the Company's Board amended this plan as follows: (1) upon initial election

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

7. Common and Preferred Stock (Continued)

to the Board, a director will receive an option grant covering 15,000 options at an exercise price equal to 100% of the fair market value of the common stock as of such date, such options will be fully vested upon date of grant; and (2) ongoing director options granted after the effective date of the amendment will vest over a three-year period, with one-third vesting on each of the first three anniversary dates of the grant. Options granted under this plan expire ten years from the date of grant. A total of 1,500,000 shares of the Company's common stock have been reserved for issuance under the plan. A total of 460,000 and 355,000 options had been granted under the Plan at December 31, 2006 and 2005, respectively. No options were granted under this plan prior to 2002. As of December 31, 2006, options to purchase 285,000 shares issued under the Director Plan were exercisable.

Stock-Based Compensation

        Expense recognized under SFAS No. 123(R) is recognized on a straight-line basis over the vesting period of the underlying equity instruments. As of December 31, 2006, approximately 4.4 million shares were available for grant under the Company's Stock Option Plans and 1.2 million shares were available for issuance under the Company's ESPP. Effective January 1, 2006, the benefits provided under the Company's Stock Option Plans and the Company's ESPP are considered stock-based compensation, subject to the provisions of SFAS No. 123(R). For the year ended December 31, 2006, the application of SFAS No. 123(R) resulted in the following adjustments to amounts that would have been reported under previous accounting standards (in thousands):

	Year Ended December 31, 2006
	Under Previous Accounting	SFAS No. 123(R) Adjustments	As Reported Under SFAS No. 123(R)
Costs of goods sold	$165,119	$987	$166,106
Operating expenses:
Sales and marketing	124,566	4,525	129,081
General and administrative	44,547	3,629	48,176
Research and development	8,455	533	8,988
Income from operations	55,215	(9,674)	45,541
Provision for income taxes	(13,495)	2,021	(11,474)
Net income	20,294	(7,653)	12,641
Basic net income per share	$0.89	$0.34	$0.55
Diluted net income per share	$0.87	$0.33	$0.54

        The Company's worldwide effective tax rate increased in connection with its adoption of SFAS No. 123(R) as of January 1, 2006. The aggregate SFAS No. 123(R) compensation expense results in a reduced tax benefit rate due to the required tax accounting for the mix of the Company's outstanding and unvested incentive stock options and non-qualified stock options and the Company's ESPP.

        Prior to the Company's adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in its consolidated statements of cash flows, in accordance with the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-15, Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option. Statement No. 123(R) requires the benefit of tax deductions in excess of the compensation cost recognized for those options to be

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

7. Common and Preferred Stock (Continued)

classified as financing cash inflows rather than operating cash inflows, on a prospective basis. For the year ended December 31, 2006, the excess tax benefits from stock options exercised was $2.7 million.

        The fair value of each equity award is estimated on the date of grant using the Black-Scholes valuation model for option pricing using the assumptions noted in the following table. Expected volatility rates are based on the historical volatility (using daily pricing) of the Company's stock. In accordance with SFAS No. 123(R), the Company reduces the calculated Black-Scholes value by applying a forfeiture rate, based upon historical pre-vesting option cancellations. The expected term of options granted is estimated based on a number of factors, including the vesting term of the award, historical employee exercise behavior for both options that have run their course and outstanding options, the expected volatility of the Company's stock and an employee's average length of service. The risk-free interest rate is determined based upon a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the option award. For years ended December 31:

	2006	2005	2004
Stock Option Plans:
Expected volatility	58.2%	59.6%	71.5%
Risk-free interest rate	4.9%	3.8%	3.2%
Forfeitures	7.6%	7.5%	10.0%
Dividend yield	—	—	—
Expected term (in years)	3.7	3.7	4.0
Employee Stock Purchase Plan:
Expected volatility	36.3%	61.7%	61.7%
Risk-free interest rate	5.0%	2.7%	1.5%
Dividend yield	—	—	—
Expected term (in years)	0.5	0.7	1.3

        The following table illustrates the pro forma effect on net income and earnings per share for the years ended December 31, 2005 and 2004, under the disclosure only provisions of SFAS No. 123, as if the fair value method had been applied to all outstanding and unvested awards (in thousands, except per share amounts):

	2005	2004
Net income as reported	$29,198	$14,015
Total stock-based employee compensation expense determined under fair value method for all option plans and stock purchase plan, net of related tax effects	(6,993)	(6,356)

Pro forma net income	$22,205	$7,659
Basic net income per share:
As reported	$1.34	$0.66

Pro forma	$1.02	$0.36

Diluted net income per share:
As reported	$1.29	$0.63

Pro forma	$0.98	$0.34

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

7. Common and Preferred Stock (Continued)

        The pro forma effect on net income as shown above is not necessarily indicative of potential effects on results for future years. The weighted average fair value of options granted during 2005 and 2004 was $12.54 and $12.09 per share, respectively.

        The following table summarizes option activity under all plans from December 31, 2003 through December 31, 2006:

	Number of Shares	Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2003	3,332,231	$2.97-$25.92	$13.78
Granted	1,234,200	17.99-26.65	21.75
Exercised	(483,040)	2.97-17.00	8.51
Cancelled	(264,416)	3.52-25.92	19.10

Outstanding at December 31, 2004	3,818,975	2.97-26.65	16.74
Granted	395,000	20.07-31.81	26.47
Exercised	(618,665)	2.97-26.65	12.47
Cancelled	(452,227)	3.52-25.92	22.09

Outstanding at December 31, 2005	3,143,083	2.97-31.81	18.22

Granted	824,900	36.57-44.09	39.26
Exercised	(1,116,110)	2.97-31.81	14.18
Cancelled	(202,083)	4.05-39.40	23.59

Outstanding at December 31, 2006	2,649,790	3.52-44.09	25.99

        The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding as of December 31, 2006	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable as of December 31, 2006	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
$3.52–$10.80	337,213	5.7	6.21	256,463	$5.75	5.5
12.25–18.00	77,549	5.8	15.34	58,049	14.63	5.2
19.35–31.81	1,431,728	7.6	23.78	674,801	23.99	7.6
36.57–44.09	803,300	9.4	39.26	—	—	—

3.52–44.09	2,649,790	7.9	25.99	989,313	18.72	6.9

        The aggregate intrinsic value of options outstanding at December 31, 2006 was approximately $44.6 million and the aggregate intrinsic value of options exercisable at December 31, 2006 was approximately $23.8 million. The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $27.2 million. The weighted-average fair value per share for options that were not vested at December 31, 2005, not vested at December 31, 2006, vested during the year ended December 31, 2006 and cancelled/expired/forfeited during the year ended December 31,

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

7. Common and Preferred Stock (Continued)

2006, were $11.22, $30.33, $17.39 and $23.59, respectively. At December 31, 2006, there was approximately $21.4 million of compensation expense that has not yet been recognized related to non-vested stock-based awards. That expense is expected to be recognized over a weighted-average period of 1.4 years. During the year ended December 31, 2006, cash received from options exercised was $15.8 million.

Employee Stock Purchase Plan

        The Employee Stock Purchase Plan provides for the issuance of up to 1,576,365 shares of the Company's common stock. During each purchase period, eligible employees may designate between 1% and 15% of their cash compensation, subject to certain limitations, to be deducted from their cash compensation for the purchase of common stock under the plan. Through December 31, 2006, the purchase price of the shares under the plan is equal to 85% of the lesser of the fair market value per share on the first day of each twenty-four month offering period or the last day of each six-month purchase period during the offering period. Effective January 1, 2006, the offering period of the plan was reduced to six months. On January 1 of each year, the aggregate number of shares reserved for issuance under this plan increases automatically by a number of shares equal to 1.0% of the Company's outstanding shares on December 31 of the preceding year. The Company's Board of Directors or the Compensation Committee may reduce the amount of the increase in any particular year. The aggregate number of shares reserved for issuance under the Employee Stock Purchase Plan may not exceed 5,000,000 shares. Through December 31, 2006, 561,212 shares had been issued under the Employee Stock Purchase Plan. On January 1, 2007, the number of shares reserved for issuance under the Employee Stock Purchase Plan was increased by 233,179 shares and total shares reserved for issuance were 1,469,711.

Repurchases of Common Stock

        The Company's board of directors authorized a stock repurchase program in September 2004 that allowed the Company to repurchase up to $20 million of its common stock. The shares could be repurchased at times and prices as determined by management and could be completed through open market or privately negotiated transactions. The repurchase program provided that repurchases would be made in accordance with applicable state and federal law and in accordance with the terms and subject to the restrictions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Shares would be retired and cancelled upon repurchase. Through December 31, 2004, the Company had repurchased 837,300 shares of its common stock at an average price of $17.62 per share, for an aggregate total cost of approximately $14.8 million. No additional shares were repurchased in 2005 and the stock repurchase program expired in September 2005.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

8. Income Taxes

        The (provision) benefit for income taxes, including deferred taxes, on income before income taxes is as follows for the years ended December 31 (in thousands):

	2006	2005	2004
Current
Federal	$(2,245)	$(631)	$(30)
State	(1,207)	(422)	184
Foreign	(2,146)	(629)	(268)

	(5,598)	(1,682)	(114)
Deferred
Federal	(3,105)	(14,709)	(7,097)
State	(2,137)	(2,914)	(1,403)
Foreign	(634)	42	(408)

	(5,876)	(17,581)	(8,908)
Provision for income taxes	$(11,474)	$(19,263)	$(9,022)

        Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	2006	2005
Deferred tax assets (liabilities):
Amortization of intangible assets	$9,868	$26,766
Accrued expenses	4,831	2,169
Allowance for doubtful accounts	2,532	3,149
Provision for excess and obsolete inventories	3,245	2,167
Net operating loss carryforwards	5,001	5,627
Depreciation of fixed assets	2,230	(752)
FAS123(R) stock-based compensation	1,665	—
Other, net	(323)	377

Net deferred tax assets	$29,049	$39,503

        Realization of the Company's deferred tax assets is dependent on the Company's ability to generate future taxable income prior to the expiration of net operating loss carryforwards. Based on the Company's historical and expected future taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax assets at December 31, 2006. No valuation allowance was provided for any of the Company's deferred tax assets at December 31, 2006 or 2005.

        The Company utilizes the with-or-without method in order to determine when excess tax benefits from stock-based compensation are realized under SFAS No. 123(R). Under the with-or-without method, excess tax benefits from stock-based compensation are not deemed to be realized until after

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

8. Income Taxes (Continued)

the utilization of net operating loss carryforwards from ordinary operations. At December 31, 2006, deferred tax assets do not include $5.6 million of excess tax benefits from stock-based compensation. Upon realization of such benefits, the Company will increase additional paid-in capital and reduce taxes payable.

        As of December 31, 2006, the Company has U.S. federal net operating loss carryforwards of $27.6 million, which begin to expire in 2022. As a result of the Company's 2004 stock offerings (see Note 7), certain changes in the Company's ownership may limit future annual utilization of the Company's federal net operating loss carryforwards. The Company also has $15.8 million of various state net operating loss carryforwards, which begin to expire in 2007 and does not have any material foreign net operating loss carryforwards.

        The reconciliation of income tax attributable to income before provision for income taxes at the U.S. federal statutory rate to income tax provision in the accompanying statements of income for the years ended December 31 is as follows:

	2006	2005	2004
Federal tax at statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	7.0%	4.2%	3.4%
FAS123(R) stock-based compensation	6.0%	—	—
Other	(0.4)%	0.6%	0.8%

	47.6%	39.8%	39.2%

        The Company made income tax payments, net of (refunds), totaling $2.0 million, $1.3 million and $0.6 million in the years ended December 31, 2006, 2005 and 2004, respectively.

        For the years ended December 31, 2006, 2005 and 2004, income tax benefits of $2.7 million, $3.5 million and $4.3 million, respectively, were credited to stockholders' equity related to the exercise of employee stock options.

        Income before income taxes includes the following components for the years ended December 31 (in thousands):

	2006	2005	2004
United States	$16,113	$46,862	$21,270
Foreign	8,002	1,599	1,767

	$24,115	$48,461	$23,037

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $9.2 million at December 31, 2006. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to generate foreign tax credits. Determination of the amount of unrecognized deferred U.S. income tax

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

8. Income Taxes (Continued)

liability is not practicable because of the complexities associated with its hypothetical calculation; however, the Company does not believe the amount would be material.

        The Company is subject to ongoing audits from various taxing authorities in the jurisdictions in which it does business. It does not have a history of significant adjustments to its tax accruals as a result of these audits. The Company believes that its accruals for tax liabilities are adequate for all tax periods subject to audit.

9. Segment and Related Information

        The following are the Company's current reportable segments.

  •
  Domestic Rehabilitation consists of the sale of the Company's rehabilitation products (rigid knee braces, soft goods and pain management products) in the United States through three sales channels, DonJoy, ProCare/Aircast and OfficeCare.

        Through the DonJoy sales channel, the Company sells its rehabilitation products utilizing a few of the Company's direct sales representatives and a network of approximately 340 independent commissioned sales representatives who are employed by approximately 40 independent sales agents. These sales representatives are primarily dedicated to the sale of the Company's products to orthopedic surgeons, podiatrists, orthopedic and prosthetic centers, hospitals, surgery centers, physical therapists, athletic trainers and other healthcare professionals. Because certain of the DonJoy product lines require customer education on the application and use of the product, these sales representatives are technical specialists who receive extensive training both from the Company and the agent and use their expertise to help fit the patient with the product and assist the orthopedic professional in choosing the appropriate product to meet the patient's needs. After a product order is received by a sales representative, the Company generally ships the product directly to the orthopedic professional and pays a sales commission to the agent. These commissions are reflected in sales and marketing expense in the Company's consolidated financial statements. For certain custom rigid braces and other products, we sell directly to the patient and bill a third-party payor, if applicable, on behalf of the patient. The Company refers to this portion of its DonJoy channel as its Insurance channel.

        Through the ProCare/Aircast sales channel, which is comprised of approximately 100 direct and independent representatives that manage over 380 dealers focused on primary and acute facilities, the Company sells its rehabilitation products to national third-party distributors, other regional medical supply dealers and medical product buying groups, generally at a discount from list prices. The majority of these products are soft goods which require little or no patient education. The distributors and dealers generally resell these products to large hospital chains, hospital buying groups, primary care networks and orthopedic physicians for use by the patients.

        Through the OfficeCare sales channel, the Company maintains an inventory of rehabilitation products (mostly soft goods) on hand at orthopedic practices for immediate distribution to the patient. For these products, the Company arranges billing to the patient or third-party payor after the product is provided to the patient. As of December 31, 2006, the OfficeCare program was located at over 1,000 physician offices throughout the United States. The Company has contracts with over 700 third-party payors.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

9. Segment and Related Information (Continued)

  •
  Regeneration consists of the sale of the Company's bone growth stimulation products in the United States. The Company's OL1000 product is sold through a combination of the DonJoy channel direct sales representatives and approximately 124 additional sales representatives dedicated to selling the OL1000 product, of which approximately 57 are employed by the Company. The SpinaLogic product is also included in this segment and was, until the end of 2004, sold by DePuy Spine in the U.S. under an exclusive sales agreement. In January 2005, the Company amended the agreement with DePuy to divide the U.S. into territories in which DePuy Spine has exclusive sales rights and non-exclusive territories in which the Company is permitted to engage in its own sales efforts or retain another sales agent. In early 2006, the agreement was further modified to be non-exclusive in all territories. These products are sold either directly to the patient or to independent distributors. The Company arranges billing to the third-party payors or patients, for products sold directly to the patient.

  •
  International consists of the sale of the Company's products in foreign countries through wholly owned subsidiaries or independent distributors. The Company sells its products in over 70 foreign countries, primarily in Europe, Australia, Canada and Japan.

        Set forth below is net revenues, gross profit and operating income information for the Company's reporting segments for the years ended December 31 (in thousands). This information excludes the impact of other expenses not allocated to segments, which are comprised of (i) general corporate expenses for all periods presented and (ii) restructuring costs associated with certain manufacturing moves in 2004. Information for the Domestic Rehabilitation and International segments includes the impact of purchase accounting and related amortization of acquired intangible assets related to the Aircast acquisition on April 7, 2006. Information for the International segment also includes the impact of purchase accounting and related amortization of acquired intangible assets related to the Axmed acquisition on January 2, 2006. For the years ended December 31, 2006 and 2005, Domestic Rehabilitation income from operations was reduced by amortization of acquired intangible assets amounting to $5.8 million and $0.3 million, respectively. For the years ended December 31, 2006 and 2005, International income from operations was reduced by amortization of acquired intangible assets amounting to $4.8 million and $0.1 million, respectively. For the years ended December 31, 2006, 2005 and 2004, Regeneration income from operations was reduced by amortization of acquired intangible assets amounting to $4.6 million, $4.6 million and $4.7 million, respectively. For the year ended

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

9. Segment and Related Information (Continued)

December 31, 2004, Regeneration income from operations was also reduced by restructuring charges of $3.8 million related to the integration of the business operations of the segment.

	2006	2005	2004
Net Revenues:
Domestic Rehabilitation	$267,083	$197,279	$177,481
Regeneration	64,507	55,474	49,658
International	81,468	33,414	28,860

Consolidated net revenues	$413,058	$286,167	$255,999

Gross Profit:
Domestic Rehabilitation	$137,316	$109,752	$100,200
Regeneration	59,531	49,710	43,032
International	50,105	21,416	17,603

Consolidated gross profit	$246,952	$180,878	$160,835

Income from operations:
Domestic Rehabilitation	$35,905	$41,878	$36,341
Regeneration	14,436	14,623	7,836
International	11,947	8,430	5,398

Income from operations of reportable segments	62,288	64,931	49,575
Expenses not allocated to segments	(16,747)	(11,072)	(10,502)

Consolidated income from operations	$45,541	$53,859	$39,073

        For the years ended December 31, 2006, 2005 and 2004, the Company had no individual customer or distributor that accounted for 10% or more of total annual revenues.

        The accounting policies of the reportable segments are the same as the accounting policies of the Company. The Company allocates resources and evaluates the performance of segments based on income from operations and therefore has not disclosed certain other items, such as interest, depreciation and amortization by segment as permitted by SFAS No. 131. The Company does not allocate assets to reportable segments because a significant portion of assets are shared by the segments.

        Net revenues, attributed to geographic location based on the location of the customer, for the years ended December 31, were as follows (in thousands):

	2006	2005	2004
United States	$331,590	$252,753	$227,139
Europe	64,676	23,424	20,369
Other countries	16,792	9,990	8,491

Total consolidated net revenues	$413,058	$286,167	$255,999

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

9. Segment and Related Information (Continued)

        Total assets by region at December 31 were as follows (in thousands):

	2006	2005
United States	$619,599	$295,257
International	48,735	9,407

Total consolidated assets	$668,334	$304,664

10. Commitments and Contingencies

        The Company is obligated under various noncancellable operating leases for land, buildings, equipment and vehicles through approximately June 2021. Certain of the leases provide that the Company pay all or a portion of taxes, maintenance, insurance and other operating expenses, and certain of the rents are subject to adjustment for changes as determined by certain consumer price indices and exchange rates. The Company is headquartered in Vista, California and operates manufacturing locations in Vista, California, Tijuana, Mexico and Sfax, Tunisia. The Company also leases warehouse and office space in Indiana, Connecticut, Arizona, Germany, Canada, France, Spain, the United Kingdom, Italy, Belgium and Denmark.

        Minimum annual lease payment commitments for noncancellable operating leases as of December 31, 2006 are as follows (in thousands):

2007	$6,186
2008	5,396
2009	5,064
2010	4,521
2011	4,520
2012 and thereafter	32,155

$57,842

        In late 2004, the Company entered into a lease agreement with Professional Real Estate Services, Inc. (PRES) under which PRES undertook to build a new 110,000 square foot corporate headquarters facility for the Company on vacant land in Vista, California. The Company occupies the facility under a 15-year lease, which commenced in August 2006 upon completion of the facility, with two five-year options to extend the term. The Company vacated its former facilities in Vista. Included in income from operations in the accompanying consolidated statements of income, the Company wrote-off the net book value of approximately $0.9 million of leasehold improvements for the former facilities in the third quarter of 2006. Rent expense for the new facility will be recorded on a straight-line basis over the lease term at approximately $1.9 million per year.

        In February 2005, PRES purchased the Company's former facilities as well as the real property underlying the new lease. Effective on the purchase date, a lease for the vacant land on which the Company was previously obligated was terminated. In connection with the new lease, the Company's leases for its former Vista facilities were terminated early in August 2006. Those leases would otherwise have continued until February 2008. In August 2006, the Company made a lump sum rent payment to

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

10. Commitments and Contingencies (Continued)

PRES of approximately $1.5 million, representing 40% of the rent that would have been due under the former facilities leases from the early termination date through the original expiration date. If PRES is able to lease the Company's former facilities during what would have remained of the term of the Company's existing leases, a portion of that sum may be refunded to the Company. The lump sum rent payment, net of a remaining $0.4 million accrual related to lease termination costs originally accrued in 2002 (see Note 4), is being accounted for as additional rent expense over the term of the new lease and is included in the annual rent expense amount noted above.

        In connection with the new lease, the Company and PRES incurred costs of approximately $7.9 million related to negotiated tenant improvements and other improvements to the new facility. This amount has been recorded as an addition to property and equipment and will be amortized over the shorter of the estimated useful life or the 15 year lease term, in the amount of approximately $0.5 million per year.

        The amounts paid by PRES for tenant improvements of approximately $3.9 million, net of the lump sum rent payment made by the Company and other costs aggregating $0.2 million, have been included in deferred rent at December 31, 2006 and are included in other accrued liabilities, current and long-term, in the accompanying consolidated balance sheet (see Note 2).

        Aggregate rent expense was approximately $8.4 million, $6.4 million and $5.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Contingencies

        From time to time, the Company has been involved in lawsuits arising in the ordinary course of business. This includes patent and other intellectual property disputes between its various competitors and the Company. With respect to these matters, management believes that it has adequate insurance coverage or has made adequate accruals for related costs, and it may also have effective legal defenses. The Company is not aware of any pending lawsuits that could have a material adverse effect on its business, financial condition and results of operations.

11. Employee Benefit Plan

        The Company has a qualified 401(k) profit-sharing plan covering substantially all of its U.S. employees. Effective January 1, 2006, the Company matches 50 percent of employee contributions up to six percent of total compensation. Through December 31, 2005, the Company matched 100% of the first $500 contributed annually by each employee and 30 percent of additional employee contributions up to six percent of total compensation. The Company's matching contributions related to this plan were $0.7 million, $0.5 million and $0.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The plan also provides for discretionary Company contributions as approved by the Board of Directors. There have been no such discretionary contributions through December 31, 2006.

DJO Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

12. Quarterly Results (unaudited)

        The Company operates its business on a manufacturing calendar, with its fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of one five-week and two four-week periods. The first and fourth quarters may have more or less working days from year to year based on the days of the week on which holidays and December 31 fall.

        The following table summarizes certain of the Company's operating results by quarter for 2006 and 2005:

	Year Ended December 31, 2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(In thousands, except per share date and operating days)
Net revenues	$82,563	$106,525	$113,205	$110,765	$413,058
Gross profit	50,854	63,613	67,865	64,620	246,952
Income from operations	11,812	10,738	14,302	8,689	45,541
Net income	$5,981	$1,292	$4,359	$1,009	$12,641
Basic net income per share	$0.27	$0.06	$0.19	$0.04	$0.55
Diluted net income per share	$0.26	$0.06	$0.18	$0.04	$0.54
Number of operating days	64	64	63	61	252

	Year Ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(In thousands, except per share date and operating days)
Net revenues	$70,250	$68,827	$72,133	$74,957	$286,167
Gross profit	44,029	44,254	45,632	46,963	180,878
Income from operations	12,421	13,022	13,926	14,490	53,859
Net income	$6,597	$6,929	$7,536	$8,136	$29,198
Basic net income per share	$0.31	$0.32	$0.34	$0.37	$1.34
Diluted net income per share	$0.29	$0.31	$0.33	$0.35	$1.29
Number of operating days	65	64	63	61	253

DJO INCORPORATED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value data)

	September 29, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$11,956	$7,006
Accounts receivable, net of provisions for contractual allowances and doubtful accounts of $49,753 and $38,602 at September 29, 2007 and December 31, 2006, respectively	96,348	90,236
Inventories, net	43,422	47,214
Deferred tax asset, net, current portion	10,813	10,797
Prepaid expenses and other current assets	10,730	14,521

Total current assets	173,269	169,774
Property, plant and equipment, net	30,226	32,699
Goodwill	281,176	277,495
Intangible assets, net	144,764	160,124
Debt issuance costs, net	4,899	5,634
Deferred tax asset, net	10,288	18,251
Other assets	5,135	4,357

Total assets	$649,757	$668,334

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$13,675	$17,338
Accrued compensation	11,123	14,171
Accrued commissions	4,870	4,133
Accrued interest	3,116	3,984
Accrued taxes	4,148	3,738
Long-term debt, current portion	—	831
Other accrued liabilities, current portion	18,215	22,967

Total current liabilities	55,147	67,162
Long-term debt, less current portion	285,500	326,419
Other accrued liabilities, long-term	5,354	4,484
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued and outstanding at September 29, 2007 and December 31, 2006	—	—
Common stock, $0.01 par value; 39,000,000 shares authorized, 23,657,860 shares and 23,317,934 shares issued and outstanding at September 29, 2007 and December 31, 2006, respectively	237	233
Additional paid-in-capital	179,863	163,711
Accumulated other comprehensive income	4,009	1,984
Retained earnings	119,647	104,341

Total stockholders' equity	303,756	270,269

Total liabilities and stockholders' equity	$649,757	$668,334

See accompanying Notes.

DJO INCORPORATED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Net revenues	$119,784	$113,205	$354,869	$302,293
Costs of goods sold	45,501	45,340	140,841	119,961

Gross profit	74,283	67,865	214,028	182,332
Operating expenses:
Sales and marketing	35,621	33,398	111,795	92,375
General and administrative	11,336	13,075	35,229	35,709
Research and development	2,018	2,580	6,185	6,745
Amortization of acquired intangibles	4,503	4,510	13,490	10,651
Merger costs	2,539	—	2,539	—

Total operating expenses	56,017	53,563	169,238	145,480
Income from operations	18,266	14,302	44,790	36,852
Interest expense, net of interest income	(5,321)	(6,284)	(16,932)	(15,684)
Other income, net	322	439	1,227	254

Income before income taxes	13,267	8,457	29,085	21,422
Provision for income taxes	(6,552)	(4,098)	(12,974)	(9,790)

Net income	$6,715	$4,359	$16,111	$11,632

Net income per share:
Basic	$0.28	$0.19	$0.68	$0.51

Diluted	$0.28	$0.18	$0.67	$0.50

Weighted average shares outstanding used to calculate per share information:
Basic	23,641	22,968	23,536	22,620

Diluted	24,251	23,598	24,082	23,330

See accompanying Notes.

DJO INCORPORATED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended
	September 29, 2007	September 30, 2006
Operating activities
Net income	$16,111	$11,632
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for contractual allowances and doubtful accounts	41,997	30,146
Provision for excess and obsolete inventories	1,473	1,167
Depreciation and amortization	22,595	18,645
Amortization of debt issuance costs	735	618
Excess tax benefits from stock options exercised	(1,819)	—
Stock-based compensation expense	8,058	6,836
Step-up to fair value of inventory charged to costs of goods sold	—	1,498
Write-off of debt issuance costs	—	2,347
Other	—	47
Changes in operating assets and liabilities, net	(41,676)	(35,927)

Net cash provided by operating activities	47,474	37,009
Investing activities
Purchases of property, plant and equipment	(5,467)	(12,485)
Purchase of businesses, net of cash acquired	(5,977)	(313,634)
Proceeds from disposal of asset held for sale	3,365	—
Changes in other assets	(1,554)	(958)

Net cash used in investing activities	(9,633)	(327,077)
Financing activities
Proceeds from long-term debt	7,000	366,000
Repayment of long-term debt	(48,750)	(79,250)
Debt issuance costs	—	(6,328)
Net proceeds from issuance of common stock	6,303	12,020
Excess tax benefits from stock options exercised	1,819	—

Net cash (used in) provided by financing activities	(33,628)	292,442
Effect of exchange rate changes on cash and cash equivalents	737	176

Net increase in cash and cash equivalents	4,950	2,550
Cash and cash equivalents at beginning of period	7,006	1,107

Cash and cash equivalents at end of period	$11,956	$3,657

See accompanying Notes.

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. General

Business and Organization

        DJO Incorporated (the Company) is a global provider of solutions for musculoskeletal and vascular health, specializing in rehabilitation and regeneration products for the non-operative orthopedic, spine and vascular markets.

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements as of September 29, 2007 and for the three and nine months ended September 29, 2007 and September 30, 2006 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006. The accompanying unaudited condensed consolidated financial statements as of September 29, 2007 and for the three and nine months ended September 29, 2007 and September 30, 2006 have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of normal recurring accruals and the adjustments described in Note 3) which, in the opinion of management, are necessary for a fair presentation of the financial position, operating results and cash flows for the interim date and interim periods presented. Results for the interim periods are not necessarily indicative of the results to be achieved for the entire year or future periods.

        The accompanying unaudited condensed consolidated financial statements present the historical financial position and results of operations of the Company and include the accounts of its operating subsidiary, DJO, LLC (DJO), DJO's wholly owned Mexican subsidiary that manufactures a majority of DJO's products under Mexico's maquiladora program and DJO's wholly owned subsidiaries in several international countries. These unaudited condensed consolidated financial statements also include the accounts of Aircast Incorporated and its wholly owned domestic and international subsidiaries from and subsequent to April 7, 2006, the date on which the Company acquired Aircast Incorporated (see Note 3). All intercompany accounts and transactions have been eliminated in consolidation.

        The preparation of these unaudited condensed consolidated financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to contractual allowances, doubtful accounts, inventories, rebates, product returns, warranty obligations, income taxes, goodwill and other intangible assets, and stock based compensation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

        The Company's fiscal year ends on December 31. Each quarter consists of one five-week and two four-week periods.

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

1. General (Continued)

Cash Equivalents

        Cash equivalents are short-term, highly liquid investments and consist of investments in money market funds and commercial paper with maturities of three months or less at the time of purchase.

Financial Instruments

        The Company utilizes derivative instruments, specifically an interest rate swap agreement and forward contracts to purchase foreign currencies, to manage its exposure to market risks such as changes in interest rates and foreign currency exchange rates. In accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company records derivative instruments as assets or liabilities in the consolidated balance sheet, measured at fair value.

Per Share Information

        Earnings per share are computed in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of weighted average common share equivalents potentially issuable upon the exercise of stock options. For purposes of computing diluted earnings per share, weighted average common share equivalents (computed using the treasury stock method) do not include stock options with an exercise price that exceeds the average fair market value of the Company's common stock during the periods presented. The weighted average shares outstanding used to calculate basic and diluted share information consists of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Shares used in computations of basic net income per share—weighted average shares outstanding	23,641	22,968	23,536	22,620
Net effect of dilutive common share equivalents based on treasury stock method	610	630	546	710

Shares used in computations of diluted net income per share	24,251	23,598	24,082	23,330

Stock-Based Compensation

        The Company records compensation expense associated with stock options and other equity-based compensation in accordance with SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)). The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years. The Company's net income for each of the three month periods ended September 29, 2007 and September 30, 2006, have been reduced by stock-based compensation expense, net of taxes, of approximately $2.3 million. The Company's net

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

1. General (Continued)

income for the nine months ended September 29, 2007 and September 30, 2006, has been reduced by stock-based compensation expense, net of taxes, of approximately $5.5 million and $5.3 million, respectively. See Note 7 for additional information regarding stock-based compensation.

Recently Issued Accounting Standards

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation were required to be adopted for fiscal periods beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. See Note 5 for further details.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except for Statement No. 123(R) and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

1. General (Continued)

Foreign Currency Translation

        The financial statements of the Company's international subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of consolidated stockholders' equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statements of income as either a component of costs of goods sold or other income or expense, depending on the nature of the transaction. The Company incurred an aggregate foreign currency transaction gain in the three and nine months ended September 29, 2007 of approximately $0.3 million and $0.8 million, respectively. The aggregate foreign currency transaction gain included in determining net income for both the three and nine months ended September 30, 2006 was approximately $0.4 million.

Proposed Merger

        On July 15, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with ReAble Therapeutics Finance LLC, a Delaware limited liability company ("Parent"), and Reaction Acquisition Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). Parent is controlled by affiliates of The Blackstone Group ("Blackstone"). The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Company's Board of Directors (the "Board") and a Transaction Committee of the Board comprised entirely of independent directors and are subject to certain closing conditions, including the approval of the Company's stockholders. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent. As of the effective time of the Merger, each issued and outstanding share of common stock of the Company will generally be cancelled and converted into the right to receive $50.25 in cash, without interest. The Merger Agreement also provides that, at the effective time of the Merger, each outstanding option to purchase common stock, vested and unvested, will be cancelled and the holders will be entitled to receive a cash payment equal to the excess, if any, of the per share merger price of the option multiplied by the number of shares subject to the option, less applicable withholding taxes. Parent has provided the Company an equity commitment from an affiliate of Blackstone and obtained debt financing commitments, the proceeds of which will provide for the necessary funds to consummate the transactions contemplated by the Merger Agreement. The Merger Agreement provided for a 50-day "go-shop" provision during which the Company was permitted to solicit competing takeover proposals. This go-shop period ended on September 4, 2007 and the Company did not receive any takeover proposals during the go-shop period. Commencing with the completion of the go-shop period, the Company is subject to a "no-shop" provision, which restricts its ability to solicit, discuss or negotiate competing proposals. The no-shop restriction does not apply to any party that submits a written takeover proposal after the go-shop period that the Board determines in good faith constitutes or could reasonably be expected to lead to a "Superior Proposal" as defined in the Merger Agreement, and that failure to enter into discussions or negotiations with such party would reasonably be expected to result in a breach of the Board's fiduciary duties.

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

1. General (Continued)

        The Merger Agreement contains certain termination rights for both the Company, including if the Company receives a takeover proposal that the Board determines in good faith constitutes a Superior Proposal and that failure to terminate would reasonably be expected to result in a breach of its fiduciary duties, and otherwise complies with the terms of the Merger Agreement, and Parent under specified circumstances. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay a fee of $37.4 million to Parent. If the Company's stockholders do not approve the Merger, the Company will be required to reimburse up to $5.0 million of Parent's expenses. If the Merger does not occur because Parent is unable to obtain debt financing, Parent will be required to pay a fee of $37.4 million to the Company. An affiliate of Blackstone has delivered to the Company a limited guaranty of Parent's obligation to pay certain amounts under the Merger Agreement (including the $37.4 million fee), up to a maximum amount equal to $100 million. Consummation of the Merger remains subject to several conditions, including the adoption of the Merger Agreement by the Company's stockholders, the absence of certain legal impediments, and other customary closing conditions. Subject to the completion of these closing conditions, the proposed merger is expected to close in the fourth quarter of 2007.

        On August 31, 2007 and September 6, 2007, two purported shareholder class action lawsuits were filed in California Superior Court, in the County of San Diego, on behalf of the Company's public stockholders, challenging the Company's proposed merger with Parent. The court ordered the two lawsuits consolidated for all purposes on September 21, 2007. See Note 8 for further details.

Merger Costs

        Merger costs of $2.5 million included in the accompanying statements of income for the three and nine months ended September 29, 2007 consist of certain costs related to the proposed merger with ReAble Therapeutics Finance LLC discussed above.

2. Financial Statement Information

        Inventories consist of the following (in thousands):

	September 29, 2007	December 31, 2006
Raw materials	$16,183	$17,920
Work-in-progress	1,435	753
Finished goods	28,432	30,615

	46,050	49,288
Less reserves, primarily for excess and obsolete inventories	(2,628)	(2,074)

Inventories, net	$43,422	$47,214

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

2. Financial Statement Information (Continued)

        Prepaid expenses and other current assets consist of the following (in thousands):

	September 29, 2007	December 31, 2006
Held-for-sale assets	$1,904	$6,960
Prepaid expenses	5,374	4,050
Other current assets	3,452	3,511

Prepaid expenses and other current assets, net	$10,730	$14,521

        Held-for-sale assets as of September 29, 2007 consisted of the Aircast Germany facility. Held-for-sale assets as of December 31, 2006 also included the Aircast manufacturing facility in New Jersey. These held-for-sale facilities were vacated in connection with the Company's integration of the Aircast business and are no longer in use. In August 2007, the Company sold the former Aircast manufacturing building and land in New Jersey for net proceeds of $3.4 million.

        Other accrued liabilities, current portion, consists of the following (in thousands):

	September 29, 2007	December 31, 2006
Accrued contract fees	$3,997	$2,626
Accrued professional fees	1,607	1,326
Deferred rent, current portion	474	453
Other accrued liabilities, current portion	12,137	18,562

Other accrued liabilities, current portion	$18,215	$22,967

        Other accrued liabilities, long-term, consists of the following (in thousands):

	September 29, 2007	December 31, 2006
Deferred rent, long-term	$3,301	$3,355
Fair value of interest rate swap	1,782	928
Accrued pension	271	201

Other accrued liabilities, long-term	$5,354	$4,484

        Deferred rent relates primarily to the Company's headquarters in Vista, California.

3. Acquisitions and Investments

Aircast Acquisition

        On April 7, 2006, the Company completed the acquisition, under an agreement signed on February 27, 2006, of all the outstanding capital stock of Aircast Incorporated (Aircast) for approximately $291.6 million in cash. The Company also incurred approximately $4.9 million in transaction costs and other expenses in connection with the acquisition and accrued approximately

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

3. Acquisitions and Investments (Continued)

$10.5 million of estimated costs in connection with the Company's plan to integrate the acquired business, including severance expenses.

        In April 2006, the Company began its integration of the Aircast business. The integration plan consisted of: 1) integrating the Aircast sales force into the Company's existing sales force, 2) closing the Aircast New Jersey manufacturing facility and moving the manufacturing of the Aircast products to the Company's Tijuana, Mexico manufacturing facility, with the exception of Aircast's vascular systems products, which were moved to the Company's Vista, California facility, 3) closing the Aircast New Jersey corporate headquarters and integrating the administrative functions into the Company's Vista facility and the Company's distribution facility in Indianapolis, Indiana, and 4) closing various international Aircast locations and integrating their operations into the Company's existing locations in those countries including France, Germany and the United Kingdom. In conjunction with this integration plan, the Company accrued approximately $10.8 million in severance costs for approximately 300 Aircast employees. The Company completed the termination of the affected Aircast employees in March 2007. Of this total estimated amount, approximately $2.0 million of severance payments have not been paid out as of September 29, 2007, and are not expected to be fully paid out until the first quarter of 2008. This amount is included in accrued compensation in the accompanying unaudited consolidated balance sheet at September 29, 2007.

        Severance costs accrued as of September 29, 2007 for Aircast employees as a result of the Company's integration of the acquired business are as follows (in thousands):

	Total Costs Incurred	Cash Payments	Accrued Liability At September 29, 2007
Employee severance	$10,752	$(8,744)	$2,008

        The accompanying consolidated statements of income reflect the operating results of the Aircast business since April 7, 2006. Assuming the acquisition of Aircast had occurred on January 1, 2006, the pro forma unaudited results of operations would have been as follows (in thousands):

Nine Months Ended September 30, 2006
Net revenues	$327,215
Net income	$9,626
Net income per share:
Basic	$0.43
Diluted	$0.41
Weighted average shares outstanding used to calculate per share information:
Basic	22,620
Diluted	23,330

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

3. Acquisitions and Investments (Continued)

        The above pro forma unaudited results of operations do not include pro forma adjustments relating to costs of integration or post-integration cost reductions that might have been incurred or realized by the Company in excess of actual amounts incurred or realized through September 30, 2006.

Purchase of Rights to Distributor Territories

        From time to time the Company purchases rights to certain distributor territories in the U.S. and then sells the distribution rights to another party for similar amounts. These distribution reorganizations are intended to achieve several objectives, including improvement of sales results within the affected territories. The Company generally receives promissory notes for the resale amounts, which are recorded as notes receivable and included in other current and long-term assets in the accompanying unaudited consolidated balance sheet. For the nine months ended September 29, 2007, the Company purchased and resold territory rights for amounts aggregating $1.4 million and did not record any material gains or losses from the transfer of these distribution rights.

Fu1190 Note Investment

        In March 2007, the Company entered into a Note Purchase Agreement ("Agreement") with Fu1190 Sports, Inc. ("Fu1190") under which the Company agreed to loan to Fu1190 a total of $1.5 million in exchange for a Secured Convertible Promissory Note ("Note"). The Note bears interest at the rate of 12% per annum, with accrued interest payable quarterly and all principal payable on the third anniversary of the Note. The Note is secured by all assets of Fu1190 and is convertible at the option of the Company into 2,573,781 shares of Series C Preferred Stock of Fu1190, representing approximately 14% of the equity of Fu1190. The Agreement provides that, prior to conversion of the Note, the Company shall have the right of first refusal on any acquisition of Fu1190 and on future debt or equity financings by Fu1190. Fu1190 is a manufacturer of orthopedic products, including a patented protective soccer headgear, and has appointed the Company a world-wide distributor of the protective soccer headgear. The Note is included in other long-term assets in the accompanying unaudited consolidated balance sheet.

4. Comprehensive Income

        Comprehensive income consists of the following components (in thousands):

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Net income, as reported	$6,715	$4,359	$16,111	$11,632
Foreign currency translation adjustment	1,694	(53)	2,879	1,521
Change in fair value of interest rate swap	(1,769)	(2,208)	(854)	(1,197)

Comprehensive income	$6,640	$2,098	$18,136	$11,956

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

5. Income Taxes

        As discussed in Note 1, the Company adopted the provisions of FIN 48 on January 1, 2007. No previously unrecognized tax benefits were recorded as of the date of adoption. As a result of the implementation of FIN 48, the Company recognized a $1.4 million increase in unrecognized tax benefits. A portion of the transition adjustment related to historical exposures of the Company and was recorded as permitted by FIN 48 as a reduction of retained earnings in the amount of approximately $0.8 million. A portion of the transition adjustment related to Aircast exposures created prior to the Company's acquisition of Aircast and was therefore recorded as an increase of approximately $0.6 million in goodwill related to the Aircast acquisition. The offset of the transition adjustment was recorded as a reduction to deferred tax assets and additional taxes payable.

        The transition adjustment included approximately $0.2 million of interest and approximately $0.1 million of penalties related to the unrecognized tax benefits. Interest costs and penalties related to income taxes are classified as part of the income tax provision in the Company's financial statements.

        Of the transition adjustment, a portion related to estimated possible transfer pricing exposures. Such estimates will be evaluated each quarter based on changes to transfer pricing and changes in foreign exchange rates. An estimate of the range of reasonably possible future changes cannot be made. United States federal and most state tax returns for all years after 2002 are subject to future examination by tax authorities. Open tax years for foreign jurisdictions vary.

        The Company's balance of unrecognized tax benefits as of September 29, 2007 remained unchanged at $1.4 million. There were no changes required to be made to the balance as there were no new tax positions taken by the Company during the current period, no settlements with taxing authorities and no lapses of applicable statutes of limitations. Included in the balance of unrecognized tax benefits is $0.8 million of tax benefits that, if recognized, would impact the effective tax rate. Also included in the balance of unrecognized tax benefits is $0.6 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes and goodwill.

6. Segment and Related Information

        The following are the Company's reportable segments.

  •
  Domestic Rehabilitation consists of the sale of the Company's rehabilitation products (rigid knee braces, soft goods, cold therapy and vascular systems products) in the United States through three sales channels, DonJoy, ProCare/Aircast and OfficeCare.

          Through the DonJoy sales channel, the Company sells its rehabilitation products utilizing a few of the Company's direct sales representatives and a network of approximately 392 independent commissioned sales representatives who are employed by approximately 44 independent sales agents. These sales representatives are primarily dedicated to the sale of the Company's products to orthopedic surgeons, podiatrists, orthopedic and prosthetic centers, hospitals, surgery centers, physical therapists, athletic trainers and other healthcare professionals. Because certain of the DonJoy product lines require customer education on the application and use of the product, these sales representatives are technical specialists who receive extensive training both from the Company and the agent and use their expertise to help fit the patient with the product and assist the orthopedic professional in choosing the appropriate product to meet the patient's needs. After a product order is received by a sales representative, the Company generally ships the product

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

6. Segment and Related Information (Continued)

  directly to the orthopedic professional and pays a sales commission to the agent. These commissions are reflected in sales and marketing expense in the Company's consolidated financial statements. For certain custom rigid braces and other products, the Company sells directly to the patient and bill a third-party payor, if applicable, on behalf of the patient. The Company refers to this portion of its DonJoy channel as its Insurance channel.

          Through the ProCare/Aircast sales channel, which is comprised of approximately 100 direct and independent representatives that manage over 380 dealers focused on primary and acute facilities, the Company sells its rehabilitation products to national third-party distributors, other regional medical supply dealers and medical product buying groups, generally at a discount from list prices. The majority of these products are soft goods which require little or no patient education. The distributors and dealers generally resell these products to large hospital chains, hospital buying groups, primary care networks and orthopedic physicians for use by the patients.

          Through the OfficeCare sales channel, the Company maintains an inventory of rehabilitation products (mostly soft goods) on hand at orthopedic practices for immediate distribution to the patient. For these products, the Company arranges billing to the patient or third-party payor after the product is provided to the patient. As of September 29, 2007, the OfficeCare program was located at over 1,200 physician offices throughout the United States. The Company has contracts with over 750 third-party payors.

  •
  Regeneration consists of the sale of the Company's bone growth stimulation products in the United States. The Company's OL1000 product is sold through a combination of the DonJoy channel direct sales representatives and approximately 155 additional sales representatives dedicated to selling the OL1000 product, of which approximately 67 are employed by the Company. The SpinaLogic product is also included in this segment and is sold through a combination of several independent companies focused on selling spine products, including DePuy Spine and International Rehabilitative Science's Inc. (which does business as RS Medical), and certain direct sales representatives. These products are sold either directly to the patient or to independent distributors. The Company arranges billing to the third-party payors or patients, for products sold directly to the patient.

  •
  International consists of the sale of the Company's products in foreign countries through wholly owned subsidiaries or independent distributors. The Company sells its products in over 75 foreign countries, primarily in Europe, Canada, Japan and Australia.

        Set forth below are net revenues, gross profit and operating income for the Company's reporting segments for the three and nine months ended September 29, 2007 and September 30, 2006 (in

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

6. Segment and Related Information (Continued)

thousands). This information excludes the impact of expenses not allocated to segments, which are comprised primarily of general corporate expenses.

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Net revenues:
Domestic rehabilitation	$74,935	$74,640	$219,842	$196,506
Regeneration	19,105	15,767	55,878	47,953
International	25,744	22,798	79,149	57,834

Consolidated net revenues	119,784	113,205	354,869	302,293

Gross profit:
Domestic rehabilitation	39,897	38,915	112,346	102,967
Regeneration	17,705	14,428	51,675	44,213
International	16,681	14,522	50,007	35,152

Consolidated gross profit	74,283	67,865	214,028	182,332

Income from operations:
Domestic rehabilitation	12,155	11,033	24,821	30,310
Regeneration	6,111	3,139	16,538	10,560
International	6,261	4,530	18,396	8,851

Income from operations of reportable segments	24,527	18,702	59,755	49,721
Expenses not allocated to segments	(6,261)	(4,400)	(14,965)	(12,869)

Consolidated income from operations	$18,266	$14,302	$44,790	$36,852

Number of operating days	63	63	191	191

        The accounting policies of the reportable segments are the same as the accounting policies of the Company. The Company allocates resources and evaluates the performance of segments based on income from operations and therefore has not disclosed certain other items, such as interest, depreciation and amortization by segment. The Company does not allocate assets to reportable segments because a significant portion of assets are shared by the segments.

        For the three and nine months ended September 29, 2007 and September 30, 2006, the Company had no individual customer or distributor that accounted for 10% or more of total revenues.

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

6. Segment and Related Information (Continued)

        Net revenues, attributed to the geographic location of the customer, were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
United States	$94,040	$90,407	$275,720	$244,459
Europe	19,713	17,732	61,641	45,784
Other countries	6,031	5,066	17,508	12,050

Total consolidated net revenues	$119,784	$113,205	$354,869	$302,293

        Total assets by region were as follows (in thousands):

	September 29, 2007	December 31, 2006
United States	$594,119	$619,599
International	55,638	48,735

Total consolidated assets	$649,757	$668,334

7. Stock-Based Compensation

        The Company has three stock option plans which provide for the issuance of options to employees, officers, directors and consultants: the 2001 Omnibus Plan, the 1999 Option Plan and the 2001 Non-Employee Director's Stock Option Plan (Stock Option Plans). Eligible employees can also purchase shares of the Company's common stock at 85% of its fair market value on either the first day or the last day, whichever reflects the lowest fair market price, of each six-month offering period under the Company's Employee Stock Purchase Plan (ESPP). Stock options granted under the Stock Option Plans have terms of up to ten years from the date of grant, and generally vest over a four-year period. The expense recognized under SFAS No. 123(R) is recognized on a straight-line basis over the vesting period. As of September 29, 2007, approximately 4.6 million shares were available for grant under the Stock Option Plans and 1.4 million shares were available for issuance under the ESPP.

        The Company's worldwide effective tax rate increased in connection with its adoption of SFAS No. 123(R) as of January 1, 2006. The aggregate SFAS No. 123(R) compensation expense results in a reduced tax benefit rate due to the required tax accounting for the mix of the Company's outstanding and unvested incentive stock options and non-qualified stock options.

        The fair value of each equity award is estimated on the date of grant using the Black-Scholes valuation model for option pricing using the assumptions noted in the following table. Expected volatility rates are based on the historical volatility (using daily pricing) of the Company's stock. In accordance with SFAS No. 123(R), the Company reduces the calculated Black-Scholes value by applying a forfeiture rate, based upon historical pre-vesting option cancellations. The expected term of options granted is estimated based on a number of factors, including the vesting term of the award, historical employee exercise behavior for both options that have run their course and outstanding options, the expected volatility of the Company's stock and an employee's average length of service.

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

7. Stock-Based Compensation (Continued)

The risk-free interest rate is determined based upon a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the option award.

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Stock Option Plans:
Expected volatility	43.2%	49.5%	45.4%	49.5%
Risk-free interest rate	4.1%	4.7%	4.7%	4.7%
Forfeitures	8.0%	7.5%	8.0%	7.5%
Dividend yield	—	—	—	—
Expected term (in years)	4.1	3.7	4.0	3.7
Employee Stock Purchase Plan:
Expected volatility	38.4%	31.0%	38.4%	38.0%
Risk-free interest rate	4.6%	5.2%	4.6%	4.9%
Dividend yield	—	—	—	—
Expected term (in years)	0.5	0.5	0.5	0.5

        The following table summarizes option activity under all plans from December 31, 2006 through September 29, 2007:

	Number of Shares	Price per Share	Weighted Average Exercise Price per Share	Weighted Average Remaining Life in Years
Outstanding at December 31, 2006	2,649,790	$3.52-$44.09	$25.99	6.9
Granted	59,300	41.72-41.99	41.94	N/A
Exercised	(195,308)	3.96-26.65	15.39	N/A
Cancelled/Expired/Forfeited	(104,575)	3.76-41.99	32.24	N/A

Outstanding at March 31, 2007	2,409,207	3.52-44.09	26.97	7.8
Granted	539,500	39.07-39.99	39.85	N/A
Exercised	(86,999)	4.05-39.40	18.19	N/A
Cancelled/Expired/Forfeited	(23,800)	3.52-39.40	32.63	N/A

Outstanding at June 30, 2007	2,837,908	3.52-44.09	29.64	8.0
Granted	—	N/A	N/A	N/A
Exercised	(29,925)	4.05-39.40	24.73	N/A
Cancelled/Expired/Forfeited	(1,500)	39.40	39.40	N/A

Outstanding at September 29, 2007	2,806,483	3.52-44.09	29.69	7.8

Exercisable at September 29, 2007	1,067,814	3.52-41.72	22.33	6.7
Remaining reserved for grant at September 29, 2007	4,646,162

        The aggregate intrinsic value of options outstanding at September 29, 2007 was approximately $54.5 million and the aggregate intrinsic value of options exercisable at September 29, 2007 was

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

7. Stock-Based Compensation (Continued)

approximately $28.6 million. The total intrinsic value of options exercised during the three and nine months ended September 29, 2007 was approximately $0.7 million and $7.3 million, respectively. The weighted-average fair value per share for options that were not vested at December 31, 2006, not vested at March 31, 2007, vested during the three months ended March 31, 2007 and cancelled/expired/forfeited during the three months ended March 31, 2007, were $30.33, $31.69, $14.79 and $32.24, respectively. The weighted-average fair value per share for options that were not vested at December 31, 2006, not vested at June 30, 2007, vested during the three months ended June 30, 2007 and cancelled/expired/forfeited during the three months ended June 30, 2007, were $30.33, $33.56, $36.37 and $32.63, respectively. The weighted-average fair value per share for options that were not vested at December 31, 2006, not vested at September 29, 2007, vested during the three months ended September 29, 2007 and cancelled/expired/forfeited during the three months ended September 29, 2007, were $30.33, $34.21, $20.62 and $39.40, respectively. At September 29, 2007, there was approximately $20.1 million of compensation expense that had not yet been recognized related to non-vested stock-based awards. That expense is expected to be recognized over a weighted-average period of 1.4 years, subject to the impact of the merger agreement discussed below. During the three months ended September 29, 2007, cash received from options exercised was $0.7 million.

        The merger agreement discussed in Note 1 above provides that, except as otherwise agreed in writing by the holder and Parent (as defined in Note 1), each outstanding option to purchase common stock under the Stock Option Plans, vested or unvested, will be cancelled and only entitle the holder to receive a cash payment equal to the excess, if any, of the per share merger consideration over the per share exercise price of the applicable stock option, multiplied by the number of shares subject to the stock option, less any applicable taxes required to be withheld. In accordance with the merger agreement, immediately prior to the merger closing date there will be an early termination of the offering period, under the ESPP, that began on July 1, 2007 and participants' payroll deductions will be applied to purchase shares in accordance with the terms of the ESPP. These shares will be treated in the same manner as the Company's other outstanding common stock in the merger. The ESPP will terminate immediately prior to the closing of the merger.

8. Contingencies

        From time to time, the Company is involved in legal and administrative disputes and proceedings arising in the ordinary course of business. With respect to these matters, management believes that it has adequate insurance coverage or has made adequate accruals for related costs, and it may also have effective legal defenses. The Company is not aware of any pending proceedings or lawsuits that could have a material adverse effect on its business, financial condition and results of operations. As part of its business as a government supplier, both for Medicare and Medicaid beneficiaries and under contracts with veterans and other military agencies, the Company is subject to periodic audits of its billing and pricing practices and of its general compliance to contract terms and regulatory requirements, and the Company is exposed to claims of recovery and related fines and penalties if these audits reveal noncompliance. One of the Company's supply contracts with a government agency has expired, and the Company has requested the government to permit the products sold under the expired contract to be moved to a comparable contract held by Aircast and to be sold under that contract. The agency will review compliance by the Company of its pricing obligations during the past five-year term of the expiring contract. Although the Company believes that it has been in material

DJO INCORPORATED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

8. Contingencies (Continued)

compliance with those obligations, no assurance can be given that the agency will agree with the Company's analysis or that it will not seek repayment based on pricing discrepancies.

Pending Stockholder Litigation

        On August 31, 2007 and September 6, 2007, two purported shareholder class action lawsuits were filed in California Superior Court, in the County of San Diego, on behalf of the Company's public stockholders, challenging the Company's proposed merger with Parent. The court ordered the two lawsuits consolidated for all purposes on September 21, 2007. The court further ordered that plaintiffs shall file a consolidated amended complaint as soon as practicable, and that the defendants need not respond to either of the two original complaints.

        The two original complaints named the Company, ReAble Therapeutics, Inc., an affiliate of Parent, and the current members of the Company's board of directors as defendants. One of the original complaints also named Blackstone as a defendant. The two substantially similar original complaints alleged, among other things, that the individual defendants breached their fiduciary duties of care, good faith and loyalty by approving the proposed merger with an allegedly inadequate price, without adequately informing themselves of the Company's highest transactional value, and without adequately marketing the company to other potential buyers. The original complaints also alleged that the individual defendants and the Company failed to make full and adequate disclosures in the preliminary proxy statement regarding the proposed merger. The original complaints pray for, among other things, class certification, declaratory relief, an injunction of the proposed merger or a rescission order, corrective disclosures to the proxy statement, damages, interest, attorneys' fees, expert fees and other costs; and such other relief as the court may find just and proper.

        Discovery is ongoing and the parties have stipulated to a November 2, 2007 hearing on plaintiffs' preliminary injunction motion, and a related briefing schedule. The Company believes that the lawsuit is without merit and intends to vigorously oppose it.

9. Subsequent Event

        In October 2007, in anticipation of the repayment of all amounts outstanding under the Company's credit agreement in connection with the completion of its pending merger with ReAble Therapeutics Finance LLC, the Company paid $2.1 million to terminate its interest rate swap agreement.

Report of Independent Auditors

Board of Directors and Stockholders
Aircast, Inc. and Aircast International Sales, LLC

        We have audited the accompanying combined balance sheets of Aircast, Inc. and Aircast International Sales, LLC as of December 7, 2004 and December 31, 2003, and the related combined statements of income, changes in stockholders' and members' equity and cash flows for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing on opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Aircast, Inc. and Aircast International Sales, LLC at December 7, 2004 and December 31, 2003, and the combined results of their operations and their cash flows for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        Our audits were conducted for the purpose of forming an opinion on the combined financial statements taken as a whole. The additional information, listed in the table of contents is presented for purposes of additional analysis and is not a required part of the combined financial statements. Such information has been subjected to the auditing procedures applied in our audits of the combined financial statements, and in our opinion, is fairly stated in all material respects in relation to the combined financial statements taken as a whole.

                      /s/  Ernst & Young LLP

MetroPark, New Jersey
May 18, 2005

Aircast, Inc. and Aircast International Sales, LLC

Combined Balance Sheets

	December 7, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$1,788,859	$1,837,702
Accounts receivable, net of allowance for doubtful accounts of $138,997 and $324,068, respectively	12,042,880	11,848,875
Inventories, net	4,961,246	4,100,888
Prepaid pension	1,989,565	2,964,893
Prepaid expenses and other current assets	2,574,468	2,484,018
Asset held for sale	—	525,109
Note receivable from stockholder—current portion	2,350,139	—

Total current assets	25,707,157	23,761,485
Property and equipment, net	15,114,418	15,799,772
Other intangible assets, net	3,136,639	3,379,206
Goodwill	4,323,355	4,323,355
Note receivable from stockholder	—	2,350,139
Other assets	225,231	306,150

Total assets	$48,506,800	$49,920,107

Liabilities and stockholders' and members' equity
Current liabilities:
Accounts payable	$2,143,953	$3,646,063
Accrued expenses	13,111,128	5,292,008
Notes payable to stockholders	4,524,202	4,524,202
Distribution payable to stockholders	4,652,250	—
Current portion of capital lease obligation	—	2,208,698
Borrowings under revolving line of credit	6,208,764	4,809,780
Current portion of long-term debt	6,449,906	1,583,333

Total current liabilities	37,090,203	22,064,084
Capital lease obligation, less current portion	—	139,670
Minimum pension liability	5,322,699	3,700,105
Long-term debt, less current portion	—	6,289,367

Total liabilities	42,412,902	32,193,226
Commitments and contingencies
Stockholders' and members' equity:
Aircast, Inc.:
Class A voting common stock, no par value; authorized 1,000 shares, 400 shares issued	1,000	1,000
Class B non-voting common stock, no par value; authorized 9,000 shares, 7,500 shares issued	—	—
Aircast International Sales, LLC:
Members' equity	9,161,359	9,161,359
Retained earnings	9,412,012	19,839,247
Accumulated other comprehensive loss	(4,482,553)	(3,276,805)
Treasury stock, 2,100 shares, at cost	(7,997,920)	(7,997,920)

Total stockholders' and members' equity	6,093,898	17,726,881

Total liabilities and stockholders' and members' equity	$48,506,800	$49,920,107

See accompanying notes.

Aircast, Inc. and Aircast International Sales, LLC

Combined Statements of Income

	Period from January 1, 2004 through December 7, 2004	Year ended December 31, 2003
Net sales	$87,953,832	$89,329,856
Cost of goods sold	29,662,605	30,784,071

Gross profit	58,291,227	58,545,785
Selling, general and administrative expenses	43,240,558	41,061,492
Research and development expenses	1,334,568	1,237,305

Income from operations	13,716,101	16,246,988
Interest expense	732,141	627,130
Other income, net	(315,907)	(286,454)

Income before provision for income taxes	13,299,867	15,906,312
Provision for income taxes	2,284,702	1,381,089

Net income	$11,015,165	$14,525,223

See accompanying notes.

Aircast, Inc. and Aircast International Sales, LLC

Combined Statements of Changes in Stockholders' and Members' Equity

	Common Stock
						Accumulated Other Comprehensive Loss
	Class A Voting	Class B Non-voting	Members' Equity	Retained Earnings	Comprehensive Income		Treasury Stock
Balance at December 31, 2002	$1,000	$—	$9,161,359	$31,321,335		$(990,071)	$(7,997,920)
Comprehensive income:
Net income				14,525,223	$14,525,223
Other comprehensive income:
Minimum unfunded pension liability					(3,700,105)	(3,700,105)
Foreign currency translation adjustments					1,413,371	1,413,371

Total comprehensive income					$12,238,489

Distributions				(26,007,311)

Balance at December 31, 2003	1,000	—	9,161,359	19,839,247		(3,276,805)	(7,997,920)
Comprehensive income:
Net income				11,015,165	$11,015,165
Other comprehensive income:
Minimum unfunded pension liability					(1,622,594)	(1,622,594)
Foreign currency translation adjustments					416,846	416,846

Total comprehensive income					$9,809,417

Distributions				(21,442,400)

Balance at December 7, 2004	$1,000	$—	$9,161,359	$9,412,012		$(4,482,553)	$(7,997,920)

See accompanying notes.

Aircast, Inc. and Aircast International Sales, LLC

Combined Statements of Cash Flows

	Period from January 1, 2004 through December 7, 2004	Year ended December 31, 2003
Operating activities
Net income	$11,015,165	$14,525,223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,620,637	2,721,514
Amortization	325,064	349,248
Net gain on disposal of property and equipment	(106,945)	(107,943)
Changes in operating assets and liabilities:
Accounts receivable	117,674	(1,212,970)
Inventories	(646,916)	778,911
Prepaid expenses and other assets	23,707	(75,144)
Accounts payable	(1,594,157)	(1,754)
Accrued expenses	7,454,160	705,518
Prepaid pension	1,067,331	959,473

Net cash provided by operating activities	20,275,720	18,642,076
Investing activities
Capital expenditures	(1,656,976)	(1,942,602)
Proceeds from sale of property and equipment	638,080	890,620

Net cash used in investing activities	(1,018,896)	(1,051,982)
Financing activities
Loans to stockholder	—	(1,728,043)
Payment of distributions	(16,790,150)	(20,255,205)
Payment of capital lease obligation	(2,348,368)	(264,947)
Proceeds from capital lease obligation	—	1,920,000
Proceeds from line of credit	1,398,984	10,501,417
Repayment of line of credit	—	(7,973,945)
Proceeds from debt	—	1,344,596
Repayment of debt	(1,422,794)	(1,967,660)

Net cash used in financing activities	(19,162,328)	(18,423,787)
Effect of exchange rate on cash and cash equivalents	(143,339)	196,301

Decrease in cash and cash equivalents	(48,843)	(637,392)
Cash and cash equivalents, beginning of period	1,837,702	2,475,094

Cash and cash equivalents, end of period	$1,788,859	$1,837,702

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$591,146	$427,417

Income taxes	$1,393,817	$1,367,859

Supplemental schedule of non-cash investing and financing activities
Distribution declared by Aircast International Sales, LLC for notes payable	$—	$5,752,106

Distribution declared by Aircast, Inc.	$4,652,250	$—

Satisfaction of payment of stockholder notes payable	$—	$1,227,904

See accompanying notes.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements

December 7, 2004

1. Organization and Summary of Significant Accounting Policies

Organization

        The accompanying combined financial statements include the accounts of Aircast, Inc. and Aircast International Sales, LLC ("AI Sales") and its wholly-owned subsidiaries (combined "Aircast" or the "Company") which consists of the following legal entities:

    Aircast Europe GmbH
    Aircast Limited London
    Aircast Limited Liability Partnership London
    SCS Aircast France
    Aircast S.r.l. Italy
    Aircast Ges. mbH Austria
    Aircast Ges. mbH & Co. KG Austria
    Aircast Schweiz GmbH Germany
    Aircast Schweiz GmbH & Co. KG Germany
    Aircast AB Sweden
    Aircast Kommanditbolag Sweden
    Aircast CV Belgium
    Aircast BVBA Belgium
    Aircast Asia-Pacific Limited

        See Note 14 which describes the sale of the Company on December 7, 2004.

        AI Sales is owned by various individuals with various ownership percentages. For purposes of these combined financial statements these individuals are defined as members. The same individuals also own 100% of Aircast, Inc. with various ownership percentages.

        All significant intercompany accounts and transactions have been eliminated in the combining statements. The combined statements are expressed in United States dollars.

        Aircast is a globally recognized leader in delivering scientifically based, pioneering devices for the functional management (protected early use) of joint injuries, fractures, edema and deep vein thrombosis ("DVT"). The Company operates production, distribution, and office facilities in New Jersey, Germany, and Hong Kong and markets its products worldwide.

AI Sales

        AI Sales was formed under the provisions of the New Jersey Limited Liability Company Act by the filing of a Certificate of Limited Liability Company with the Office of the Secretary of State of New Jersey on July 1, 1997. AI Sales is a holding company for investments in foreign affiliate companies. These foreign affiliate companies are distributors of the Company's product to European countries.

Term

        The term of the partnership shall continue indefinitely, unless terminated in accordance with the provisions of the Operating Agreement of Aircast International Sales, LLC, dated November 20, 1998.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

1. Organization and Summary of Significant Accounting Policies (Continued)

Distributions and Withdrawals

        In general, the General Manager shall cause cash derived from the conduct of AI Sales' business to be distributed to the Members or retained by AI Sales and credited to the Members Capital Account in proportion to their ownership interest.

Allocation of Profit and Loss

        In general, net profits are allocated to the Members in proportion to their ownership interest and net losses (if any) are allocated to each Member in the proportion that the positive balance in such Member's Capital Account bears to the aggregate positive balances of the Capital Accounts of all such Members, without creating or increasing a Capital Account Deficit.

Revenue Recognition

        Revenue is recognized when devices are received by customers.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Significant estimates included in the preparation of these financial statements include provisions made for doubtful accounts, useful lives for depreciation and goodwill and other asset impairments.

Cash Equivalents

        The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts. This allowance reflects the Company's estimate of the amount of its receivables that it will be unable to collect. The Company makes this estimate based upon a combination of an analysis of accounts receivable on a specific accounts basis and historical write-off experience.

Inventories

        Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

1. Organization and Summary of Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense while improvements and replacements are capitalized. The cost and accumulated depreciation of property sold or retired are removed from the accounts and gains and losses, if any, are reflected in earnings for the period. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and improvements	25 to 30 years
Furniture, fixtures and office equipment	3 to 10 years
Machinery and equipment	3 to 7 years
VenaFlow equipment	5 years
Molds and dies	7 years
Exhibits	7 years

Deferred Financing Costs

        The Company capitalizes debt issuance costs, with such costs amortized over the lives of the related debt. Included in deferred financing costs at December 7, 2004 and December 31, 2003 are $178,710 of fees associated with the $7,500,000 revolving line of credit, which is being amortized over three years, and $178,710 of fees associated with the $9,500,000 revolving loan agreement, which is being amortized over six years. All of these debt issuance costs were capitalized on December 17, 2002, the date that the debt agreements were entered into. For the periods ended December 7, 2004 and December 31, 2003, amortization of deferred financing costs totaled $83,398 and $89,355, respectively. Accumulated amortization at December 7, 2004 and December 31, 2003 amounted to $172,753 and $89,355, respectively.

Long-Lived Assets

        Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no impairments recognized in these combined financial statements.

Federal and State Income Taxes

        Aircast, Inc. and its stockholders have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. This election effectively eliminates federal income tax expense at the corporate level as the Company's stockholders are taxed directly on their respective shares of the Company's profits. Aircast, Inc. also has elected to be treated as an "S Corporation" for the majority of states in which they are required to file. The stockholders are subject to state income tax on their respective share of profits of the Company. The provision for income taxes reflects the tax provision associated with those states for which the Company cannot be treated as an "S Corporation."

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

1. Organization and Summary of Significant Accounting Policies (Continued)

        AI Sales and its Members have elected to be taxed as a Limited Liability Company under the provisions of the Internal Revenue Code. This election effectively eliminates federal income tax expense at the corporate level as AI Sales' Members are taxed directly on their respective shares of AI Sales' profits. AI Sales also has elected to be treated as a Limited Liability Company for state purposes. The Members are subject to state income tax on their respective share of profits of AI Sales.

        Foreign taxes are provided at statutory rates for taxable income included in AI Sales.

Research and Development Expenses

        Research and development costs are expensed as incurred.

Shipping Expenses and Handling Income

        Expenses incurred in shipping devices to customers are recorded as part of selling, general and administrative in the amounts of $2,003,119 and $2,167,892 for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively.

        Income generated in shipping devices to customers are recorded as part of net sales in the amounts of $300,771 and $278,626 for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively.

Advertising Expense

        The Company advertises primarily in journals and through the mail to customers. Advertising costs are expensed as incurred and amounted to $967,359 and $1,100,597 for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively.

Foreign Currency Translations

        Assets and liabilities of the foreign subsidiaries are translated at rates of exchange in effect at the close of the period. The Company considers all local currency to be the functional currency. Revenues and expenses are translated at the weighted average of exchange rates in effect during the period. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included as part of the foreign currency translation adjustment component of member's equity.

Concentrations of Credit Risk

        Concentrations of credit risk with respect to accounts receivable are limited due to the number of entities comprising the Company's customer base and their dispersion across different industries and geographic areas in the United States and Europe. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. No customer accounted for over 10 percent of the Company's accounts receivable at December 7, 2004 or December 31, 2003 nor the Company's revenue for the periods then ended.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

1. Organization and Summary of Significant Accounting Policies (Continued)

        The Company's financial instruments consist primarily of cash investments, trade accounts receivable and trade accounts payable. The Company considers the book values of these instruments to be indicative of their respective fair values. The Company has cash in excess of the FDIC insurance amount of $100,000 as of December 7, 2004 and December 31, 2003 in the amounts of $2,312,089 and $540,643, respectively. The Company has mitigated the risk by placing its temporary cash investments with high credit quality institutions to limit its credit exposure.

Goodwill and Other Intangibles

        Goodwill consists of the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangibles consist of customer relationships, covenants not-to-compete, trademarks and a favorable lease agreement. Goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests on a reporting unit level. Other intangible assets that have finite lives are being amortized over their estimated useful lives.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that these items be recognized as current-period charges regardless of whether they meet the "so abnormal" criteria outlined in ARB No. 43. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial condition.

2. Goodwill and Other Intangible Assets

        The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets issued by FASB on January 1, 2002. Under this standard, goodwill is no longer amortized. The Company's $2,116,505 of definite lived intangible assets at December 7, 2004 and December 31, 2003 is being amortized over their estimated useful lives, while $1,750,000 in indefinite lived intangible assets is not being amortized, but is reviewed for impairment under SFAS No. 142.

        Under SFAS No. 142, the Company is required to review its goodwill for impairment at least annually. In general, this means that the Company must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value shown on its balance sheet. If the fair value of the goodwill is less than the recorded value, the Company is required to write-off the excess goodwill as an expense. The Company's definite lived intangibles are reviewed for impairment under SFAS No. 144. The Company completed its annual impairment analysis in 2004 and the results of the analysis did not require the Company to record any impairment charge.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

2. Goodwill and Other Intangible Assets (Continued)

        Other intangible assets consist of customer relationships, covenant not-to-compete and favorable lease agreement, which are amortized over 8 years, 7 years and 69 years, respectively. Trademarks and goodwill, which are not amortized, are subject to periodical impairment reviews. The related cost and accumulated amortization of each definite lived intangible asset is as follows:

	December 7, 2004		December 31, 2003
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Customer relationships	$1,900,000	$(666,980)	$1,900,000	$(445,313)
Covenant not-to-compete	150,000	(60,179)	150,000	(40,179)
Favorable lease agreement	66,505	(2,707)	66,505	(1,807)

	2,116,505	$(729,866)	2,116,505	$(487,299)

Less accumulated amortization	(729,866)		(487,299)

	$1,386,639		$1,629,206

        The cost of the indefinite lived intangibles as of December 7, 2004 and December 31, 2003 is $1,750,000 which relate to trademarks.

        As of December 7, 2004, estimated amortization expense of definite lived intangible assets for each of the next five years is as follows:

2005	$259,893
2006	259,893
2007	259,893
2008	259,893
2009	241,140

        At December 7, 2004, the weighted-average amortization life of definite lived intangible assets is 7.9 years.

3. Related Party Transactions

        On July 30, 2003, a distribution in the amount of $5,752,106 was declared on the books of AI Sales. Since funding was not available, each stockholder received a note payable. The notes payable are due on demand and accrue interest at 4% per annum. The balance of the notes payable at both December 7, 2004 and December 31, 2003 was $4,524,202 and the notes are classified as short-term.

        As of December 31, 2002, the Company had a loan of $1,850,000 outstanding from a stockholder at one month LIBOR plus 1.75% interest per annum payable by December 31, 2003. During 2003, the Company loaned an additional $1,728,043 at one month LIBOR plus 1.75% interest per annum also payable by December 31, 2003. During August 2003, this stockholder transferred the related notes payable from AI Sales, as described above, to Aircast, Inc. The note payable to this stockholder was in the amount of $1,227,904 and was offset against the additional $1,728,043 that was borrowed in 2003. The balance remaining outstanding at both December 7, 2004 and December 31, 2003 was $2,350,139, is a full recourse note and is classified as short-term at December 7, 2004 and long-term at December 31, 2003.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

3. Related Party Transactions (Continued)

        The Aircast Foundation is a private Foundation established in 1996 to promote scientific research and education in the area of Orthopaedic medicine and science. The Foundation issues grants throughout the year in supporting such research and educational programs. Several shareholders of Aircast are on the Board of Directors of the Foundation. For the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, Aircast made payments to the Foundation in the amounts of $770,000 and $1,005,000, respectively.

4. Inventories

        Inventories consist of the following:

	December 7, 2004	December 31, 2003
Raw materials	$3,263,148	$2,747,736
Finished goods	1,854,387	1,457,536
Work in process	9,483	19,715

	5,127,018	4,224,987
Less reserve for obsolescence	(165,772)	(124,099)

	$4,961,246	$4,100,888

5. Property and Equipment

        Property and equipment consists of the following:

	December 7, 2004	December 31, 2003
Land	$1,300,471	$1,300,471
Buildings and improvements	11,572,768	11,220,881
Furniture, fixtures and office equipment	7,655,623	7,524,351
Machinery and equipment	2,750,343	2,690,314
VenaFlow equipment	7,291,647	6,900,264
Molds and dies	1,946,835	1,618,732
Exhibits	573,194	470,649
Deposits on equipment	215,556	434,325

	33,306,437	32,159,987
Less accumulated depreciation	(18,192,019)	(16,360,215)

	$15,114,418	$15,799,772

6. Asset Held for Sale

        During 2003, the Company discontinued the use of two warehouses for storage purposes. One building was sold during 2003 for a gain of $107,914, which was recorded as "Other Income" on the statement of income, and the other building was approved for sale in 2003 meeting the plan of sale criteria in FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

6. Asset Held for Sale (Continued)

The building was sold in 2004 for a gain of $120,400, which was recorded as "Other Income" on the statement of income during the period from January 1, 2004 through December 7, 2004. The net book value of this building was $525,109 and was classified as an asset held for sale at December 31, 2003.

7. Retirement Plans

        Aircast, Inc. maintains a defined contribution plan for substantially all of its United States employees. The plan provides employees an opportunity to make pre-tax payroll contributions. However, upon conclusion of the December 7, 2004 transaction, employees are no longer able to make pre-tax payroll contributions. Aircast, Inc. does not make any contributions to the plan.

        Aircast, Inc. also maintains a defined benefit plan which covers only the employees of Aircast, Inc. On November 6, 2003, Aircast, Inc. adopted an amendment which does not allow for additional benefits to accrue for any participant and does not allow for any new participants to enter the Plan.

        The funded status of the pension plan is as follows:

	December 7, 2004	December 31, 2003
Accumulated benefit obligation	$12,446,179	$11,243,332

Projected benefit obligation (PBO)	12,446,179	11,243,332
Fair value of the plan assets	9,113,045	10,508,120

Plan assets less than PBO	(3,333,134)	(735,212)
Unrecognized actuarial net loss	5,322,699	3,700,105
Unfunded minimum pension obligation	(5,322,699)	(3,700,105)

Net pension accrual	$(3,333,134)	$(735,212)

        Pension plan assets had a fair value of $9.1 million and $10.6 million at December 7, 2004 and December 31, 2003, respectively. The allocation of plan assets at December 7, 2004 and December 31, 2003 was as follows:

	December 7, 2004	December 31, 2003
Mutual funds	7%	—
Insurance contracts	—	44%
Corporate stock	58%	24%
Corporate bonds	7%	13%
Treasury bonds	19%	2%
Cash	9%	17%

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

7. Retirement Plans (Continued)

        Investment risk is controlled by placing investments in various asset classes. The pension plan assets are allocated to multiple investment management firms.

Weighted-average assumptions
Discount rate	5.25%	6.5%
Expected return on plan assets	5.25%	6.5%
Rate of compensation increase	N/A	N/A

        The decrease in the assumption rates reflects the fact that approximately 40% of the benefits are expected to be paid out as lump sums at a 4.73% rate during 2005, while the remaining 60% was valued at a long-term corporate bond rate of 5.75%.

	Period from January 1, 2004 through December 7, 2004	Year ended December 31, 2003
Components of Net Periodic Pension Cost
Service cost	$—	$1,540,150
Interest cost	580,862	865,285
Expected return on plan assets	(583,042)	(666,322)
Amortization of unrecognized transition obligation or asset	—	24,937
Recognized net loss	87,108	260,761
Gain or loss due to settlement or curtailment	890,400	446,122

Net periodic pension cost	$975,328	$2,470,933

        Benefits are based on employees' years of service and final compensation. The Company paid benefits to employees of $2,082,041 and $470,166 during the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively. The Company estimates that the future benefits payable for the pension plan in place are as follows:

2005	$6,017,622
2006	22,168
2007	22,168
2008	22,168
2009	83,800
2010–2014	1,079,504

        Aircast, Inc. makes contributions to the plan in amounts that are intended to provide for current service and to fund past service liability, and the employees do not contribute to the plan. The Company contributed $—0- and $1,615,000 to the plan for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively. The Company does not intend to make a contribution during 2005. The Company recorded additional minimum liability of $1,622,594

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

7. Retirement Plans (Continued)

and $3,700,005 through accumulated other comprehensive income during the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively.

        The Aircast European Group also has a pension plan which covers two key employees and one former employee who are entitled to the pension benefits as part of the terms of their employment agreement. The Company recorded $180,800 and $115,636 annual pension expense on its combined statement of income during the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively, pertaining to this pension plan.

8. Income Taxes

        The provision for income taxes consists of the following:

	Period from January 1, 2004 through December 7, 2004	Year ended December 31, 2003
Current:
Foreign:
Aircast Europe GmbH	$1,106,863	$449,914
Aircast S.r.l. Italy	—	23,761
SCS Aircast France	471,407	376,084
Aircast Ges. mbH Austria	2,183	1,983
Aircast BVBA Sweden	—	682
Aircast CV Belgium	—	35,366
Aircast BVBA Belgium	—	74
Aircast LLP London	353,700	—
State	350,549	493,225

	$2,284,702	$1,381,089

        The increase in the effective tax rate from 8.7% for the year ended December 31, 2003 to 17.2% for the period from January 1, 2004 through December 7, 2004 is primarily due to an intercompany dividend which was taxed and paid by SCS Aircast France and to the use of net operating loss carryforwards by Aircast LLP London to offset taxable income during the year ended December 31, 2003, which were not available during the period from January 1, 2004 through December 7, 2004.

        Pre-tax income attributable to domestic and foreign operations is as follows:

	Period from January 1, 2004 through December 7, 2004	Year ended December 31, 2003
Domestic	$10,360,551	$13,867,973
Foreign	2,939,316	2,038,339

	$13,299,867	$15,906,312

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

8. Income Taxes (Continued)

        The Company has net operating loss carryforwards ("NOL's") of $2,269,000 and $2,107,000 at December 7, 2004 and December 31, 2003, respectively, attributable to the foreign entities consolidated with Aircast International Sales, LLC. The Company has recorded a full valuation allowance against these NOL's.

9. Accumulated Other Comprehensive Income

        The following table sets forth the components of the Company's accumulated other comprehensive income (loss):

	Foreign Currency Translation	Additional Minimum Reserve Liability	Accumulated Other Comprehensive Loss
Balance at December 31, 2002	$(990,071)	$—	$(990,071)
2003 activity	1,413,371	(3,700,105)	(2,286,734)

Balance at December 31, 2003	423,300	(3,700,105)	(3,276,805)
2004 activity	416,846	(1,622,594)	(1,205,748)

Balance at December 7, 2004	$840,146	$(5,322,699)	$(4,482,553)

10. Commitments and Contingencies

        The Company rents office facilities, equipment, and automobiles under various non-cancelable agreements with terms generally ranging from two to three years, except for one lease which does not expire until 2070.

        Future aggregate minimum lease payments under long-term leases as of December 7, 2004 are as follows:

2005	$392,568
2006	184,437
2007	78,823
2008	36,611
2009	36,611
Thereafter	1,684,116

$2,413,166

        Total rent expense relating to the Company's operating leases was $484,805 and $572,917 for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, respectively.

        The Company makes charitable donations to various charitable organizations in the form of contractual commitments and verbal commitments. Through 2007, these two types of commitments will approximate $423,500 and $420,000, respectively, as of December 7, 2004.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

10. Commitments and Contingencies (Continued)

        As of December 7, 2004, the Company has committed $90,000 related to research and development studies to be conducted during 2005.

Legal Matters

        The Company is party to legal proceedings and potential claims arising in the ordinary course of its businesses. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

11. Obligations Under Capital Leases

        On December 31, 2003, Aircast Incorporated entered into a one-year capital lease with De Lage Landen (DLL). The Base Lease Term is twelve months, which includes a factor of 6% for use tax. The Company made principal payments totaling $519,656 during the period from January 1, 2004 through December 7, 2004. On December 3, 2004, the Company accelerated their lease payments and made a lump sum principal payment of $1,400,344 and as of December 7, 2004, all requirements under the lease agreement have been satisfied.

        At December 31, 2003, the gross amount of assets under capital leases was $7,314,824 and the related accumulated amortization was $4,728,390. There are no assets under capital leases at December 7, 2004. The amortization of assets under capital leases is included in depreciation expense.

12. Long-Term Debt

        On January 1, 2003, the Company had in place a $5,500,000 revolving line of credit with Merrill Lynch. On August 11, 2003 Merrill Lynch issued a Letter of Agreement to increase the line of credit from $5,500,000 to $7,500,000. The revolving line of credit agreement is a 3-year agreement. The Company has $6,208,764 and $4,809,780 outstanding on the line of credit at December 7, 2004 and December 31, 2003, respectively. Interest is payable at LIBOR plus 1.75%. The weighted average interest rate for the period from January 1, 2004 through December 7, 2004 and year ended December 31, 2003 was 3.21% and 2.95%, respectively. The line of credit is secured by a first lien on all business assets, except real estate, of Aircast, Inc. The Company is subject to certain covenants under the line of credit, including a minimum EBITDA covenant and a minimum net worth covenant. The Company had $1,291,236 as its unused portion of the line of credit at December 7, 2004. There is no commitment fee on the unused portion of the debt.

        During 2002, Aircast, Inc. entered into a 6-year term loan agreement ("Term Loan") with the Bank of New York in the amount of $9.4 million. In turn, the Company loaned $9.3 million to AI Sales to fund AI Sales' purchase of the 50% ownership of the Aircast European Group from Albrecht GmbH on February 13, 2002, which gave AI Sales 100% ownership of Aircast European Group. On December 17, 2002, Aircast, Inc. entered into a 6-year revolving loan agreement ("Reducing Revolver") with Merrill Lynch in the amount of $9.5 million, which was used to pay the Term Loan in full, including all outstanding interest on the Term Loan. The Reducing Revolver's maximum borrowings decreased from $9.5 million by an amount equal to 1/72nd of the $9.5 million each month.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

12. Long-Term Debt (Continued)

        At December 7, 2004 the maximum borrowing amount was $6.5 million. The Company has $6,449,906 and $7,872,700 outstanding on the Reducing Revolver at December 7, 2004 and the year ended December 31, 2003, respectively. Interest is payable at LIBOR plus 2.00%. The weighted average interest rate for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003, was 3.40% and 3.20%, respectively. The Company repaid all outstanding borrowings on December 8, 2004, accordingly, the entire $6,449,906 of debt at December 7, 2004 is classified as current. There is no commitment fee on the unused portion of the debt.

        The Reducing Revolver is secured by a first lien on all business assets, except real estate, of Aircast, Inc. The Company is subject to certain covenants under the Reducing Revolver, including a minimum EBITDA covenant and a minimum net worth covenant. The Company is in compliance with all covenants at December 7, 2004.

13. Segment Information

        The Company operates in the United States, Europe and Asia. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the period from January 1, 2004 through December 7, 2004 and the year ended December 31, 2003 is as follows:

	December 7, 2004	December 31, 2003
Revenues from external customers:
Domestic	$59,133,986	$55,892,074
Foreign	28,819,846	33,437,782

Total revenues from external customers	$87,953,832	$89,329,856

Property and equipment, net:
Domestic	$11,356,735	$12,038,555
Foreign	3,757,683	3,761,217

Total consolidated property and equipment, net	$15,114,418	$15,799,772

Goodwill and other intangible assets, net:
Domestic	$—	$—
Foreign	7,459,994	7,702,561

Total consolidated goodwill and other intangible assets, net	$7,459,994	$7,702,561

14. Subsequent Event

        Effective December 8, 2004, AI Asset Acquisition Company LLC acquired certain assets and assumed certain liabilities of the Company. Under the terms of the Asset Purchase Agreement ("APA"), AI Asset Acquisition Company LLC paid approximately $159,000,000 in cash and $15,750,000 in subordinated seller notes. The Company used a portion of the proceeds from the APA to pay down their entire bank debt balance.

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

14. Subsequent Event (Continued)

Other Financial Information
Aircast, Inc. and Aircast International Sales, LLC
Combining Balance Sheet
December 7, 2004

	Aircast, Inc.	Aircast International Sales, LLC	Eliminations	Combined
Assets
Current assets:
Cash and cash equivalents	$1,344,759	$444,100	$—	$1,788,859
Accounts receivable, net	8,769,181	4,269,408	(995,709)	12,042,880
Inventories, net	3,940,607	2,907,611	(1,886,972)	4,961,246
Prepaid pension	1,989,565	—	—	1,989,565
Prepaid expenses and other current assets	1,064,351	1,510,117	—	2,574,468
Note receivable from stockholder	2,350,139	—	—	2,350,139

Total current assets	19,458,602	9,131,236	(2,882,681)	25,707,157
Property and equipment, net	11,356,735	3,757,683	—	15,114,418
Other intangible assets, net	—	3,136,639	—	3,136,639
Goodwill	—	4,323,355	—	4,323,355
Note receivable from Aircast International Sales, LLC	5,704,006	—	(5,704,006)	—
Other assets	225,231	—	—	225,231

Total assets	$36,744,574	$20,348,913	$(8,586,687)	$48,506,800

Liabilities and stockholders' and members' equity
Current liabilities:
Accounts payable	$1,811,946	$1,418,818	$(1,086,811)	$2,143,953
Accrued expenses	9,025,341	4,085,787	—	13,111,128
Notes payable to stockholders	—	4,524,202	—	4,524,202
Distribution payable to stockholders	4,652,250	—	—	4,652,250
Borrowing under revolving line of credit	6,208,764	—	—	6,208,764
Current portion of long-term debt	6,449,906	—	—	6,449,906

Total current liabilities	28,148,207	10,028,807	(1,086,811)	37,090,203
Minimum pension liability	5,322,699	—	—	5,322,699
Note payable to Aircast, Inc.	—	5,612,904	(5,612,904)	—

Total liabilities	33,470,906	15,641,711	(6,699,715)	42,412,902
Stockholders' and members' equity:
Aircast, Inc.:
Class A voting common stock	1,000	—	—	1,000
Class B non-voting common stock	—	—	—	—
Aircast International Sales, LLC:
Members' equity	—	9,161,359	—	9,161,359
Retained earnings	16,593,287	(5,294,303)	(1,886,972)	9,412,012
Accumulated other comprehensive income (loss)	(5,322,699)	840,146	—	(4,482,553)
Treasury stock, 2,100 shares, at cost	(7,997,920)	—	—	(7,997,920)

Total stockholders' and members' equity	3,273,668	4,707,202	(1,886,972)	6,093,898

Total liabilities and stockholders' and members' equity	$36,744,574	$20,348,913	$(8,586,687)	$48,506,800

Aircast, Inc. and Aircast International Sales, LLC

Notes to Combined Financial Statements (Continued)

December 7, 2004

14. Subsequent Event (Continued)

Aircast, Inc. and Aircast International Sales, LLC
Combining Statement of Income
Period from January 1, 2004 through December 7, 2004

	Aircast, Inc.	Aircast International Sales, LLC	Eliminations	Combined
Net sales	$72,069,930	$28,819,846	$(12,935,944)	$87,953,832
Cost of goods sold	29,144,791	12,466,793	(11,948,979)	29,662,605

Gross profit	42,925,139	16,353,053	(986,965)	58,291,227
Selling, general and administrative expenses	30,264,054	13,105,300	(128,796)	43,240,558
Research and development expenses	1,334,568	—	—	1,334,568

Income from operations	11,326,517	3,247,753	(858,169)	13,716,101
Interest expense	562,582	511,710	(342,151)	732,141
Other income, net	(454,785)	(203,273)	342,151	(315,907)

Income before provision for income taxes	11,218,720	2,939,316	(858,169)	13,299,867
Provision for income taxes	350,549	1,934,153	—	2,284,702

Net income	$10,868,171	$1,005,163	$(858,169)	$11,015,165

Report of Independent Auditors

Board of Directors and Stockholders
Aircast Incorporated

        We have audited the accompanying consolidated balance sheets of Aircast Incorporated as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' (deficit) equity and cash flows for the year ended December 31, 2005 and the period from October 22, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aircast Incorporated at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the year ended December 31, 2005 and the period from October 22, 2004 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

                      /s/  Ernst & Young LLP

MetroPark, New Jersey
April 5, 2006, except for Note 16,
    as to which the date is April 7, 2006

Aircast Incorporated

Consolidated Balance Sheets

	December 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$9,905,453	$10,804,634
Accounts receivable, net of allowance for doubtful accounts of $225,729 and $148,272, respectively	11,628,045	11,242,127
Inventories, net	6,547,541	7,952,452
Prepaid expenses and other current assets	2,493,729	1,581,774
Due from buyer	393,795	—

Total current assets	30,968,563	31,580,987
Property and equipment, net	19,444,015	18,934,701
Other intangible assets, net	96,300,096	107,686,822
Goodwill	47,085,649	46,350,940
Deferred financing costs, net	2,921,055	3,490,639
Fair value of derivatives	1,184,509	—
Other assets	34,255	13,500
Deferred tax asset—long-term	596,988	—

Total assets	$198,535,130	$208,057,589

Liabilities and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$3,555,459	$3,359,343
Accounts payable—stockholders	—	152,847
Accrued expenses	10,552,629	7,314,851
Accrued expenses—stockholders	842,000	50,000
Accrued expenses—affiliate	4,025,829	5,031,620
Current portion of long-term debt	2,415,951	2,750,000

Total current liabilities	21,391,868	18,658,661
Accrued pension liabilities	294,252	186,727
Long-term debt, less current portion	83,487,113	92,250,000
Seller subordinated notes	16,515,122	15,796,603

Total liabilities	121,688,355	126,891,991
Commitments and contingencies
Redeemable preferred stock, $0.01 par value; 12,492,500 shares authorized and 7,492,500 shares issued and outstanding at December 31, 2005	78,638,868	—
Stockholders' (deficit) equity:
Common stock, $0.01 par value; 3,000 shares authorized and 1,000 shares issued and outstanding at December 31, 2004	—	10
New common stock, $0.01 par value; 25,000,000 shares authorized and 8,325,000 shares issued and outstanding at December 31, 2005	83,250	—
Additional paid-in capital	4,527,882	83,249,990
Accumulated deficit	(4,000,929)	(2,133,015)
Accumulated other comprehensive (loss) income	(2,402,296)	48,613

Total stockholders' (deficit) equity	(1,792,093)	81,165,598

Total liabilities and stockholders' (deficit) equity	$198,535,130	$208,057,589

See accompanying notes.

Aircast Incorporated

Consolidated Statements of Operations

	Year ended December 31, 2005	Period from October 22, 2004 (inception) to December 31, 2004
Net sales	$96,811,036	$5,607,012
Cost of goods sold	36,219,196	3,174,010

Gross profit	60,591,840	2,433,002
Selling, general and administrative expenses	51,889,551	3,836,069
Research and development expenses	1,783,605	119,990

Income (loss) from operations	6,918,684	(1,523,057)
Interest expense	8,865,493	528,778
Other (income) expense, net	(881,611)	45,124

Loss before provision for income taxes	(1,065,198)	(2,096,959)
Provision for income taxes	802,716	36,056

Net loss	$(1,867,914)	$(2,133,015)

See accompanying notes.

Aircast Incorporated

Consolidated Statements of Changes in Stockholders' (Deficit) Equity

	Common Stock		New Common Stock					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Comprehensive Loss
Balance at October 22, 2004 (inception)	1,000	$10	—	$—	$83,249,990	$—	$—	$—
Comprehensive loss:
Net loss						(2,133,015)	(2,133,015)
Other comprehensive income:
Foreign comprehensive translation adjustments							48,613	48,613

Total comprehensive loss							$(2,084,402)

Balance at December 31, 2004	1,000	10	—	—	83,249,990	(2,133,015)		48,613
Recapitalization of Common Stock	(1,000)	(10)	8,325,000	83,250	(75,008,240)
Preferred share accretion					(3,713,868)
Comprehensive loss:
Net loss						(1,867,914)	$(1,867,914)
Other comprehensive income:
Minimum unfunded pension liability							(20,012)	(20,012)
Foreign comprehensive translation adjustments							(2,430,897)	(2,430,897)

Total comprehensive loss							$(4,318,823)

Balance at December 31, 2005	—	$—	8,325,000	$83,250	$4,527,882	$(4,000,929)		$(2,402,296)

See accompanying notes.

Aircast Incorporated

Consolidated Statements of Cash Flows

	Year ended December 31, 2005	Period from October 22, 2004 (inception) to December 31, 2004
Operating activities
Net loss	$(1,867,914)	$(2,133,015)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,005,838	146,452
Amortization	10,847,703	719,865
Deferred income taxes	(597,549)	—
Change in fair value of derivatives	(1,141,509)	—
Loss on disposal of property and equipment	14,549	—
Changes in operating assets and liabilities:
Accounts receivable	(959,397)	831,022
Inventories	930,408	1,493,756
Prepaid expenses and other assets	(517,416)	(176,069)
Accounts payable	255,037	1,362,597
Accrued expenses—affiliate	(1,005,790)	5,031,620
Accrued expenses	4,455,505	(217,634)

Net cash provided by operating activities	12,419,465	7,058,594
Investing activities
Capital expenditures	(3,017,366)	(298,825)
Purchase of business	(271,441)	(187,226,422)

Net cash used in investing activities	(3,288,807)	(187,525,247)
Financing activities
Proceeds from bank loan	—	95,000,000
Proceeds from sale of common stock	—	83,250,000
Payment of bank loan	(9,096,936)	—
Deferred financing costs	(750,000)	(2,777,326)
Seller subordinated notes	—	15,750,000
Payment to stockholder	(152,847)	—

Net cash (used in) provided by financing activities	(9,999,783)	191,222,674
Effect of exchange rate on cash and cash equivalents	(30,056)	48,613

Increase in cash and cash equivalents	(899,181)	10,804,634
Cash and cash equivalents, beginning of period	10,804,634	—

Cash and cash equivalents, end of period	$9,905,453	$10,804,634

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$8,056,393	$—
Income taxes	$497,986	$—
Supplemental schedule of non-cash financing activity
Seller subordinated interest converted to debt	$732,608	$—
Seller subordinated interest to be converted to debt	$32,514	$46,603
Financing fees	$—	$750,000

See accompanying notes.

Aircast Incorporated

Notes to Consolidated Financial Statements

December 31, 2005

1. Organization and Summary of Significant Accounting Policies

Organization

        The accompanying consolidated financial statements include the accounts of Aircast Incorporated and its wholly-owned subsidiaries (consolidated "Aircast" or the "Company").

        Aircast Incorporated, formerly known as AI Finance Holding Company, Inc., was formed under the provisions of the General Corporation Law of the State of Delaware by the filing of a Certificate of Incorporation with the Office of the Secretary of State of Delaware on October 22, 2004 (inception) and name change filed December 7, 2004. The Company had 3,000 shares of authorized Common Stock with a $0.01 par value at inception. On October 26, 2004, one share of Common Stock was sold to Thomas Weisel Capital Partners, LP in consideration of the payment of $83,250. On December 7, 2004, an additional 999 shares were sold in consideration of the payment of $83,250 per share to T. Weisel and affiliates.

        On July 21, 2005, the Company entered into a Plan of Recapitalization. An aggregate of 25,000,000 shares of Common Stock, par value $0.01 per share and an aggregate of 12,492,500 shares of Preferred Stock, par value $0.01 per share, were authorized. In exchange for each share of Old Common Stock, the stockholders received 8,325 shares of New Common Stock and 7,492.5 shares of Series A Preferred Stock. At the completion of the recapitalization, 8,325,000 shares of Common Stock and 7,492,500 shares of Series A Preferred Stock were issued and outstanding (see Note 14—Redeemable Preferred Stock for further details on the recapitalization).

        Aircast Incorporated is the parent of Aircast Holding Company LLC ("Holdings").

        Holdings is the parent of the following three wholly-owned companies: Aircast LLC, Aircast Scandinavia AB, and Aircast Asia-Pacific Limited. Aircast Scandinavia AB owns 100% of the following legal entities:

        Aircast Europe GmbH
        Aircast UK Limited
        Aircast France Sarl
        Aircast Italy S.r.l.
        Aircast Handels GmbH (Austria)
        Aircast Belgium BVBA
        Aircast Productos Medicos, S.L. (Spain)

        All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements. The consolidated financial statements are expressed in United States dollars.

        Aircast is a globally recognized leader in delivering scientifically based, pioneering devices for the functional management (protected early use) of joint injuries, fractures, edema and deep vein thrombosis ("DVT"). The Company operates production, distribution, and office facilities in New Jersey, Germany, and Hong Kong and markets its products worldwide.

Revenue Recognition

        Revenue is recognized when devices are received by customers in the U.S. Revenue is recognized when devices are shipped to customers outside of the U.S.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Significant estimates included in the preparation of these financial statements include provisions made for doubtful accounts, useful lives for depreciation and goodwill and other asset impairments.

Cash Equivalents

        The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts. This allowance reflects the Company's estimate of the amount of its receivables that it will be unable to collect. The Company makes this estimate based upon a combination of an analysis of accounts receivable on a specific accounts basis and historical write-off experience.

Inventories

        Inventory is recorded at the date of acquisition as follows: finished goods at estimated selling prices less a profit allowance for the selling effort and work-in-process and raw materials at estimated current replacement costs. Inventories at December 31, 2005 and 2004 are stated at the lower of cost (determined by the first-in, first-out method) or market.

Property and Equipment

        Property and equipment were recorded at fair values at the date of the acquisition and at cost for subsequent additions. Expenditures for maintenance and repairs are charged to expense while improvements and replacements are capitalized. The cost and accumulated depreciation of property sold or retired are removed from the accounts and gains and losses, if any, are reflected in earnings for the period. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and improvements	30 years
Furniture, fixtures and office equipment	3 to 7 years
Machinery and equipment	7 years
VenaFlow equipment	5 years
Molds and dies	7 years
Exhibits	7 years

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

1. Organization and Summary of Significant Accounting Policies (Continued)

Deferred Financing Costs

        The Company capitalizes debt issuance costs, with such costs amortized over the lives of the related debt. Included in deferred financing costs, net at December 31, 2005 and 2004 are $1,669,349 and $2,005,617, respectively, of fees associated with the $55 million term loan, which is being amortized over six years, and $1,251,706 and $1,485,022, respectively, of fees associated with the $40 million term loan, which is being amortized over six and one half years. All of these debt issuance costs were capitalized on December 7, 2004, the date that the debt agreements were entered into. For the year ended December 31, 2005 and period ended December 31, 2004, amortization of deferred financing costs totaled $569,584 and $36,687, respectively.

Contributions Made

        In accordance with SFAS 116, "Accounting for Contributions Received and Contributions Made", the Company has accrued for unconditional charitable donation commitments made by recording a liability in the amount of $1,024,100 for commitments made as of December 31, 2005 payable through 2010. The Company has recorded an expense related to these commitments of $691,100 for the year ended December 31, 2005.

Long-Lived Assets

        Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value.

Federal and State Income Taxes

        The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

Research and Development Expenses

        Research and development costs are expensed as incurred.

Shipping Expenses and Handling Income

        Expenses incurred in shipping devices to customers are recorded as part of selling, general and administrative in the amount of $2,442,399 and $173,122 for the year ended December 31, 2005 and period ended December 31, 2004, respectively.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

1. Organization and Summary of Significant Accounting Policies (Continued)

        Income generated in shipping devices to customers are recorded as part of net sales in the amount of $294,618 and $17,490 for the year ended December 31, 2005 and period ended December 31, 2004, respectively.

Advertising Expense

        The Company advertises primarily in journals and through the mail to customers. Advertising costs are expensed as incurred and amounted to $970,876 and $50,208 for the year ended December 31, 2005 and period ended December 31, 2004, respectively.

Foreign Currency Translations

        Assets and liabilities of the foreign subsidiaries are translated at rates of exchange in effect at the close of the period. The Company considers all local currency to be the functional currency. Revenues and expenses are translated at the weighted average of exchange rates in effect during the period. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included as part of the foreign currency translation adjustment component of member's equity.

Concentrations of Credit Risk

        Concentrations of credit risk with respect to accounts receivable are limited due to the number of entities comprising the Company's customer base and their dispersion across different industries and geographic areas in the United States and Europe. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. One customer accounted for 11 percent of the Company's accounts receivable at December 31, 2005. No customer accounted for over 10 percent of the Company's accounts receivable at December 31, 2004 or the Company's revenue for the year ended December 31, 2005 or period ended December 31, 2004.

        The Company's financial instruments consist primarily of cash investments, trade accounts receivable and trade accounts payable. The Company considers the book values of these instruments to be indicative of their respective fair values. The Company has cash in excess of the FDIC insurance amount of $100,000 as of December 31, 2005 and 2004 in the amounts of $7,281,747 and $8,344,402, respectively. The Company has mitigated the risk by placing its temporary cash investments with high credit quality institutions to limit its credit exposure.

Goodwill and Other Intangibles

        Goodwill consists of the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangibles consist of customer relationships, Group Purchasing Organizations contracts, covenants not-to-compete, trademarks, patents, and in-process research and development. Goodwill is not amortized and is subject to an annual impairment test on a reporting unit level. Other intangible assets that have finite lives are being amortized over their estimated useful lives.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

1. Organization and Summary of Significant Accounting Policies (Continued)

        Other intangible assets which are amortized consist of the following:

	Years Amortized
	U.S.	Europe
Patents	8	—
Trademarks	20	15
Group Purchasing Organizations contracts	15	—
Customer relationships	10	7
Non-compete agreements	3	1
In-process research and development	15	—

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that these items be recognized as current-period charges regardless of whether they meet the "so abnormal" criteria outlined in ARB No. 43. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial condition.

Derivative Financial Instruments

        Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately in earnings or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge. Derivative financial instruments are periodically used by the Company in the management of its interest rate and foreign currency exposures. Derivative financial instruments are not used for trading purposes. The fair value of the derivatives is based upon discounted expected future cash flows based on current economic indicators as calculated by the bank.

2. Acquisition

        Effective December 8, 2004, the Company acquired certain assets and liabilities of Aircast, Inc. and Aircast International Sales and its wholly-owned subsidiaries. The Company paid approximately $159,000,000 in cash and approximately $15,750,000 in subordinated seller notes. After giving effect to the amounts paid above and acquisition fees aggregating approximately $12,748,000, the total purchase price for the acquisition of certain assets and liabilities effective December 8, 2004 was approximately $187,498,000. A substantial portion of the goodwill associated with the acquisition is expected to be deductible for tax purposes.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

2. Acquisition (Continued)

        The condensed balance sheet of the acquired assets and liabilities at acquisition date were as follows:

Cash	$1,575
Accounts receivable	12,073,149
Inventory	9,523,931
Prepaid and other assets	1,435,615
Property and equipment	18,782,328
Other intangible assets	108,370,000
Excess of purchase price over fair value	47,123,592
Accounts payable	2,149,593
Accrued expense—stockholders	5,081,620
Accrued expenses	2,580,977

        The purchase price of the acquisition has been allocated to the assets acquired and liabilities assumed and the excess of purchase price over fair value has been recorded on the consolidated balance sheet at December 31, 2004 to goodwill and other intangibles (see Note 3—Goodwill and Other Intangible Assets for additional discussion of intangible assets). The acquisition was accounted for as a purchase and, accordingly, the results of operations of the acquired company are included in the consolidated statement of operations starting on December 8, 2004.

        In the asset purchase agreement, the transaction includes an earnout schedule which entitles the sellers to specific earnout payments over the course of the next 3 years of $5,000,000 per year if the Company attains revenues in the target years. These potential earnout payments are not accrued in the accompanying financial statements as they have not been earned at December 31, 2005 or 2004.

3. Goodwill and Other Intangible Assets

        Goodwill and other intangible assets are being accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets issued by the FASB on January 1, 2002. Under this standard, goodwill is no longer amortized. The Company's $96,300,096 and $107,686,822 of definite lived intangible assets at December 31, 2005 and 2004, respectively, are being amortized over their estimated useful lives.

        Under SFAS No. 142, the Company is required to review its goodwill for impairment at least annually. In general, this means that the Company must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value shown on its balance sheet. If the fair value of the goodwill is less than the recorded value, the Company is required to write-off the excess goodwill as an expense. The Company's definite lived intangibles are reviewed for impairment under SFAS No. 144.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

3. Goodwill and Other Intangible Assets (Continued)

        The related cost, accumulated amortization, and weighted-average amortization life of each definite lived intangible asset is as follows:

	December 31, 2005
	Cost	Accumulated Amortization	Remaining Weighted-Average Amortization Life
Patents	$19,380,000	$2,581,788	6.9
Trademarks	25,760,000	2,106,978	18.0
Group Purchasing Organizations contracts	11,260,000	800,026	13.9
Customer relationships	49,380,000	5,819,234	8.7
Non-compete agreements	1,330,000	672,356	1.9
In-process research and development	1,260,000	89,522	13.9

	108,370,000	$(12,069,904)

Less accumulated amortization	(12,069,904)

	$96,300,096

	December 31, 2004
	Cost	Accumulated Amortization	Remaining Weighted-Average Amortization Life
Patents	$19,380,000	$159,288	8.0
Trademarks	25,760,000	90,926	18.9
Group Purchasing Organizations contracts	11,260,000	49,359	15.0
Customer relationships	49,380,000	335,342	9.8
Non-compete agreements	1,330,000	42,740	2.6
In-process research and development	1,260,000	5,523	15.0

	108,370,000	$(683,178)

Less accumulated amortization	(683,178)

	$107,686,822

        As of December 31, 2005, estimated amortization expense of definite lived intangible assets for each of the next five years is as follows:

2006	$10,080,000
2007	10,057,644
2008	9,740,000
2009	9,740,000
2010	9,740,000

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

3. Goodwill and Other Intangible Assets (Continued)

        At December 31, 2005 and 2004, the weighted-average amortization life of definite lived intangible assets is 11.3 years and 12.1 years, respectively.

4. Related Party Transactions

        The Company has entered into a management services agreement on December 6, 2004 ("Agreement") with Tailwind Capital Partners LLC ("TCP"). The Agreement provides for various consultative services to be rendered by TCP on the Company's behalf. The fee totals $750,000 annually plus expenses, and is accrued for on a monthly basis and is recorded as part of other expense. For the year ended December 31, 2005 and the period ended December 31, 2004, the Company accrued and recorded related expense of $842,000 and $50,000, respectively. The Company had a payable to TCP for $152,847 as of December 31, 2004. This was paid on February 24, 2005.

        The Company was charged $5,031,620 as an advisory fee by TWCP Management LP, an affiliate of the Company and certain stockholders in connection with the December 8, 2004 acquisition of Aircast Incorporated. This amount was considered part of the purchase price. The advisory fee is included in accrued expenses-affiliate on the accompanying consolidated balance sheet and is $4,025,829 and $5,031,620 at December 31, 2005 and 2004, respectively.

5. Inventories

        Inventories consist of the following:

	December 31
	2005	2004
Raw materials	$4,287,498	$3,024,740
Finished goods	2,391,340	5,058,751
Work-in-process	—	8,815
Reserve for obsolescence	(131,297)	(139,854)

	$6,547,541	$7,952,452

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

6. Property and Equipment

        Property and equipment consists of the following:

	December 31
	2005	2004
Land	$4,553,109	$4,550,250
Buildings and improvements	6,406,141	6,744,221
Furniture, fixtures and office equipment	3,096,160	2,562,983
Machinery and equipment	1,811,909	1,760,853
VenaFlow equipment	3,233,675	1,748,023
Molds and dies	1,970,512	1,316,869
Exhibits	188,929	164,397
Deposits on equipment	283,648	224,204
Transportation equipment	10,924	12,718

	21,555,007	19,084,518
Less accumulated depreciation	(2,110,992)	(149,817)

	$19,444,015	$18,934,701

7. Accrued Expenses

        Accrued expenses consist of the following:

	December 31
	2005	2004
Employee compensation	$2,210,945	$2,140,422
Bonus	1,502,678	77,577
European VAT liability	1,369,759	—
Professional fees	1,163,042	3,044,046
Income tax payable	1,065,299	36,056
Accrued contributions	1,024,100	—
Interest payable	593,110	482,080
Sales commissions and royalties	508,324	611,071
Other accruals	1,115,372	923,599

	$10,552,629	$7,314,851

8. Retirement Plan

        The Company maintains a defined contribution plan for substantially all of its U.S. employees. The Company has recorded an expense for the year ended December 31, 2005 and period ended December 31, 2004 of $500,000 for both periods. The plan provides employees an opportunity to make pre-tax payroll contributions. The Company is not required to make any contributions to the plan, however, the Company made a contribution in 2005 related to the $500,000 accrual at December 31, 2004 of $500,000.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

8. Retirement Plan (Continued)

        Aircast Scandinavia AB has a pension plan which covers two key employees who are entitled to pension benefits as part of the terms of their employment agreement. The accrued pension costs of $294,252 as of December 31, 2005 reflected on the consolidated balance sheets are recorded in accordance with the amounts required under accounting principles generally accepted in the United States. The Company recorded $176,746 and $8,775 in pension expense for the year ended December 31, 2005 and period ended December 31, 2004, respectively. The Company has made contributions of $50,739 and paid benefits of $33,524 during the year ended December 31, 2005. There were no such transactions during the period ended December 31, 2004. At December 31, 2005 there was a minimum unfunded pension liability of $20,012.

9. Income Taxes

        The provision for income taxes consists of the following:

	December 31
	2005	2004
Current:
Foreign	$1,432,190	$36,056
Deferred taxes:
Foreign	(629,474)	—

Provision for income tax	$802,716	$36,056

        The components of deferred income tax assets (liabilities) are as follows:

	December 31
	2005	2004
Deferred tax assets:
Bad debt reserve	$17,163	$(2,472)
Inventory capitalization	3,986	2,666
Intangibles and goodwill	598,610	144,288
Other accruals	704,903	12,363
Contributions	124,339	7,456
Fixed assets	(688,857)	(42,539)
Inventory reserves	(28,703)	—
Unrealized (gain) loss	(468,019)	—
Net operating losses	2,509,907	480,147
Valuation allowances	(2,176,341)	(601,909)

Total deferred tax assets	$596,988	$—

        Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company established a valuation allowance at December 31, 2005 and 2004 because the

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

9. Income Taxes (Continued)

Company determined that it was more likely than not that some or all of the deferred tax assets would not be realized.

        The 2005 and 2004 provision for income taxes are different than U.S. federal statutory tax (35%) determined by applying the federal income tax rate to income before provision for income taxes, primarily due to foreign income taxes, and various non-deductible items.

        The Company has net operating loss carryforwards ("NOL's") of $5,411,874 at December 31, 2005, which expire beginning 2024 for federal tax purposes and $4,079,353, which expire at various dates for state tax purposes. The Company has NOL's of approximately $891,000 attributable to the foreign subsidiaries. The Company recorded a full valuation allowance against all federal and state NOL's and certain foreign NOL's.

        The undistributed earnings of our foreign subsidiaries amounting to approximately $2,731,000 was considered to be indefinitely reinvested at December 31, 2005. Accordingly, no provision has been recorded for U.S. income taxes that might result from repatriation of these earnings.

        Pre-tax income (loss) attributable to domestic and foreign operations is as follows:

	December 31
	2005	2004
Domestic	$(1,686,902)	$(1,414,505)
Foreign	621,704	(682,454)

	$(1,065,198)	$(2,096,959)

10. Accumulated Other Comprehensive Income

        The following table sets forth the components of the Company's accumulated other comprehensive income (loss):

	Foreign Currency Translation	Minimum Unfunded Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at October 22, 2004 (inception)	$—	$—	$—
2004 activity	48,613	—	48,613

Balance at December 31, 2004	48,613	—	48,613
2005 activity	(2,430,897)	(20,012)	(2,450,909)

Balance at December 31, 2005	$(2,382,284)	$(20,012)	$(2,402,296)

11. Commitments and Contingencies

        The Company rents office facilities, equipment, and automobiles under various non-cancelable agreements with terms generally ranging from two to three years, except for one lease which does not expire until 2070.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

11. Commitments and Contingencies (Continued)

        Future aggregate minimum lease payments under long-term leases as of December 31, 2005 are as follows:

2006	$390,890
2007	171,365
2008	58,038
2009	32,254
2010	32,254
Thereafter	1,451,410

$2,136,211

        Total lease expense relating to the Company's operating leases was $602,360 and $24,775 for the year ended December 31, 2005 and period ended December 31, 2004, respectively. After March 2006, there is no commitment on the U.S. warehouse rental facility.

        The Company makes charitable donations to various charitable organizations in the form of contractual commitments and verbal commitments. The contractual commitments have been recorded in the accompanying consolidated balance sheet and amounted to $1,024,100 at December 31, 2005. Through 2010, the verbal conditional commitments will approximate $12,000 as of December 31, 2005.

        As of December 31, 2005, the Company has committed $266,005 related to research and development studies to be conducted between 2006 and 2007.

        The Company has eight royalty agreements of which three agreements have minimum royalty payments. Future minimum requirements are comparable to the current year requirements. At December 31, 2005, the Company recorded an additional $23,750 for minimum royalty amounts due.

        The Company also has an agreement in which a third-party pays royalty income to the Company. The Company recognized royalty income of $167,493 and $-0- for the year ended December 31, 2005 and period ended December 31, 2004, respectively, and has included such amounts in net sales in the accompanying consolidated statements of operations.

Legal Matters

        The Company is party to legal proceedings and potential claims arising in the ordinary course of its businesses. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

12. Debt

        On December 7, 2004, Aircast LLC entered into two term loans with Credit Suisse First Boston as administrative agent and a group of syndicated lenders (collectively, the "Lenders"); a 6-year term loan agreement ("Term Loan A") in the amount of $55 million and a 6 1/2-year term loan agreement ("Term Loan B") in the amount of $40 million. Term Loan A is repayable in quarterly payments of $687,500 for 5 years and quarterly payments of $10,312,500 in year six. These amounts are adjusted on a pro-rata

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

12. Debt (Continued)

basis for any prepayments made. During the year ended December 31, 2005, the Company made prepayments of $6,500,000. As a result of these prepayments, as of December 31, 2005, the quarterly payments are $603,988 and the quarterly payments due in year six are $9,059,815. Term Loan B is repayable in one lump sum on June 7, 2011, the maturity date. The term loans are secured by all assets of the Company. The proceeds of both term loans were used to acquire substantially all of the assets of Aircast, Inc., a New Jersey corporation and Aircast International Sales, LLC, a New Jersey limited liability company for an aggregate purchase price of approximately $187,498,000 of which $15,750,000 is to be in the form of Seller Subordinated Notes.

        Also on December 7, 2004 Aircast LLC entered into a 5-year revolving loan with the Lenders in an aggregate principal amount at any time outstanding not in excess of $5,000,000 ("Revolver"). Under the Revolver, the Lenders may extend credit, at any time and from time to time prior to the Revolver's credit maturity date, in an aggregate principal amount at any time outstanding not in excess of $2,000,000 (the "Swingline Loan"), and the Lenders may issue Letters of Credit, in an aggregate face amount at any time outstanding not in excess of $5,000,000. The aggregate indebtedness of the Revolver, Swingline Loan and Letters of Credit may not exceed $5,000,000 at any one time. There are no borrowings outstanding under the Revolver at December 31, 2005 or 2004. There is a 0.5% commitment fee on the unused portion of the Revolver.

        There are subjective acceleration clauses within Term Loan A and B and the Revolver.

        Interest accrues annually at LIBOR plus 2.75% on Term Loan A and at LIBOR plus 7% on Term Loan B and is payable upon the maturity of the applicable 3 month LIBOR contract. The weighted average interest rate for the year ended December 31, 2005 and period ended December 31, 2004 were 6.03% and 5.25%, respectively, on Term Loan A and 10.31% and 9.50%, respectively, on Term Loan B.

        Under the term loans, the Company is subject to certain covenants including an interest coverage ratio, fixed charge coverage ratio, maximum leverage ratio and capital expenditures. As of December 31, 2005, the Company is in compliance with all of its covenants.

        Maturities of the Company's debt for each of the next five years and thereafter at December 31, 2005 are as follows:

2006	$2,415,951
2007	2,415,951
2008	2,415,951
2009	2,415,951
2010	36,239,260
Thereafter	40,000,000

        Interest Rate Swap Agreements.    As of December 31, 2005, the Company had outstanding interest rate swap agreements and an interest rate cap, both entered into during 2005, that effectively converted $60 million of its floating rate debt to fixed rate instruments. The floating rate debt being hedged by swaps consisted of $20 million of the Term Loan A which terminates in March 2009 and all $40 million of the Term Loan B which terminates in March 2008. The Company has also entered into a $20 million forward cap that begins in March 2008 and terminates in March 2010. The Company's swap and cap agreements that effectively convert a portion of its floating rate debt to fixed rate instruments

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

12. Debt (Continued)

are designated as cash flow hedges. Changes in the fair value of the Company's hedges are recorded immediately in its income statement as part of other income (expense), net, which amounted to $1,141,509 of income during the year ended December 31, 2005. The fair value of these agreements was $1,184,509 at December 31, 2005.

13. Seller Subordinated Notes

        In connection with the acquisition, the Company issued $15,750,000 of Seller Subordinated Notes. The Seller Subordinated Notes are payable in one lump sum on June 7, 2011, the maturity date. Interest accrues annually at 8% on the Seller Subordinated Notes and 3.5% is payable semi-annually. The remaining 4.5% is converted into the principal amount to be paid on June 7, 2011, the maturity date. At December 31, 2005, there was $765,122 in interest that has been recorded as long-term debt, of which $732,608 has been converted to principal as of December 31, 2005. For the year ended December 31, 2005 and period ended December 31, 2004, the Company accrued total interest of $1,277,367 and $82,849, respectively.

14. Redeemable Preferred Stock

        The Company's redeemable preferred stock consists of Series A shares, which are subject to the following rights, preferences, and limitations.

        Stockholders of Series A Preferred Stock ("Stockholders") are entitled to vote as a separate class or series pursuant to the Delaware General Corporation Law or the Certificate of Incorporation. The Stockholders are also entitled to vote together with the holders of shares of Common Stock as a single class on all matters to which the holders of Common Stock are entitled to vote and are entitled to one vote per share of Series A Preferred Stock.

        A holder of Series A Preferred Stock shall be entitled to receive cash dividends in an amount per share equal to the applicable percentage of the accreted value. Dividends are payable in cash, to the extent declared by the Board of Directors, in arrears quarterly. Dividends shall accrue daily whether or not dividends have been declared by the Board of Directors. Any dividends not declared as of any dividend payment date are added to the accreted value. Once added to the accreted value, the dividend is no longer payable in cash as a dividend but remains as part of the accreted value. Dividends are based on a per annum rate of eleven percent (11%) over a 365 day year. The accreted value is $10 per share plus any dividends not paid to date. Any dividends not paid, but added to the accreted value shall no longer be payable in cash as dividends.

        In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, Stockholders have liquidation preference and are entitled to receive unpaid dividends out of the Company's legally available assets. At December 31, 2005, the liquidation preference is equal to the preferred stock balance recorded on the balance sheet.

        In the event of a merger, Stockholders are entitled to be paid, out of the aggregate consideration receivable, an amount equal to the balance sheet amount before any payment to the common stockholders.

Aircast Incorporated

Notes to Consolidated Financial Statements (Continued)

December 31, 2005

14. Redeemable Preferred Stock (Continued)

        Shares of Series A Preferred Stock may be redeemed by the Company at the option of the Stockholders of Series A Preferred Stock.

15. Segment Information

        The Company operates in one segment, and has operations in the United States, Europe and Asia. Revenues are attributable to countries based upon the location of the customers. Geographic area information are as follows:

	Year ended December 31, 2005	Period from October 22, 2004 (inception) to December 31, 2004
Revenues from external customers:
Domestic	$64,106,803	$4,083,686
Foreign	32,704,233	1,523,326

Total revenues from external customers	$96,811,036	$5,607,012

Property and equipment, net:
Domestic	$16,318,637	$14,986,221
Foreign	3,125,378	3,948,480

Total consolidated property and equipment, net	$19,444,015	$18,934,701

Goodwill and other intangible assets, net:
Domestic	$135,708,290	$144,134,917
Foreign	7,677,455	9,902,845

Total consolidated goodwill and other intangible assets, net	$143,385,745	$154,037,762

16. Subsequent Event

        Effective April 7, 2006, dj Orthopedics, Inc. acquired 100% of the stock of Aircast Incorporated. Under the terms of the Stock Purchase Agreement, dj Orthopedics, Inc. paid approximately $291,000,000 in cash. The Company used a portion of these proceeds to pay down their entire bank debt balance. Prior to the effective date, dj Orthopedics agreed to reimburse Aircast Incorporated for certain professional fees incurred by the Company in connection with the transaction. This receivable is recorded on the accompanying balance sheet as a due from buyer at December 31, 2005.

DJO Finance LLC
DJO Finance Corporation

Offer to Exchange

        $575,000,000 aggregate principal amount of its 10 7/8% Senior Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of its outstanding 10 7/8% Senior Notes due 2014.

        Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        (a)   DJO Finance LLC, DJO, LLC and ReAble Therapeutics LLC are limited liability companies organized under the laws of Delaware.

        Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager of the limited liability company from and against any and all claims and demands whatsoever.

        In accordance with this provision, the limited liability company agreements of DJO Finance LLC and ReAble Therapeutics LLC state that to the full extent permitted by law, the company shall (a) indemnify any person or such person's heirs, distributees, next of kin, successors, appointees, executors, administrators, legal representatives or assigns who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a Member, Manager, director, officer, employee, authorized person or agent of the Company or is or was serving at the request of the company or its Members as a member, manager, director, officer, employee, authorized person or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, domestic or foreign, against expenses, attorneys' fees, court costs, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred by such person in connection with such action, suit or proceeding and (b) advance expenses incurred by a Member, Manager, officer or director in defending such civil or criminal action, suit or proceeding to the full extent authorized or permitted by laws of the State of Delaware.

        The amended and restated operating agreement of DJO, LLC provides that the company shall, to the fullest extent permitted by law, indemnify and hold harmless any member, member of the board, or any officer or employee of the company from and against all claims and demands arising by reason of the fact that such person is, or was the member, member of the board, officer or employee of the company.

        The bylaws of DJO, LLC provide that each person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a manager or officer of the company, or is or was serving at the request of the company as a manager, director, officer, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise, whether the basis of such a proceeding is alleged action in an official capacity or in any other capacity while serving as manager, officer, employee or agent, shall be indemnified and held harmless by the company to the fullest extent authorized by the Delaware Limited Liability Company Act (including indemnification for negligence or gross negligence but excluding indemnification (i) for acts or omissions involving fraud or willful misconduct or (ii) with respect to any transaction from which the indemnitee derived an improper personal benefit), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith.

        (b)   DJO Finance Corporation, DJO Incorporated and DJO Opco Holdings, Inc. are incorporated under the laws of Delaware.

        Section 145 of the Delaware General Corporation Law (the "DGCL") grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        In accordance with these provisions, the Articles of Incorporation of DJO Finance Corporation provide that the corporation shall indemnify any director or officer to the fullest extent permitted by Delaware law. The certificate of incorporation of DJO Opco Holdings, Inc. provides for indemnification of our officers and directors to the full extent permitted by law.

        The Bylaws of DJO Finance Corporation provide that the corporation shall indemnify any director or officer of the corporation, and may indemnify any other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, the bylaws provide that the corporation shall indemnify any director or officer and may indemnify any other person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or such other court shall deem proper.

        Our executive officers have entered into employment agreements with DJO Incorporated that provide that the company and its successors and /or assigns will indemnify, hold harmless, and defend the executives to the fullest extent permitted by applicable law with respect to any claims that may be brought against the executives arising out of or related to any action taken or not taken in their capacity as employees, officers or directors of the company or any of its affiliates, including, without limitation, the advancement of legal fees and expenses, as such fees and expenses are incurred by the executives. In addition, the executives shall be covered, in respect of their activities as officers or directors of the company or any of its subsidiaries, by the company's (or any of its subsidiaries') Directors and Officers liability policy or other comparable policies, if any, obtained by the company's (or any of its subsidiaries') successors, to the fullest extent permitted by such policies.

        (c)   Encore Medical, LP is a limited partnership formed under the laws of Delaware.

        Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

        In accordance with this provision, the Agreement of Limited Partnership of Encore Medical, LP provides for indemnification of the general partner, its employees, affiliates and authorized representatives, to the full extent permitted by the Delaware Revised Uniform Limited Partnership Act or other law.

        (d)   Both of Empi Corp. and Empi, Inc. are incorporated under the laws of Minnesota.

        The Minnesota Business Corporation Act provides that a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; acted in good faith; received no improper personal benefit; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions occurring in the official capacity, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in the official capacity, reasonably believed that the conduct was not opposed to the best interests of the corporation.

        A corporation may purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of this section.

        The articles of incorporation and/or the bylaws of Empi Corp. and Empi, Inc. provide that directors or officers shall have the rights to indemnification provided by Minnesota Business Corporation Act.

        (e)   Encore Medical Partners, Inc., Encore Medical Asset Corporation and Encore Medical GP, Inc. are incorporated under the laws of Nevada.

        The Nevada Revised Statutes (the "NRS") provide that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or knowing violation of law. The articles of incorporation or an amendment thereto may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the NRS.

        The NRS also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (i) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation's articles of incorporation or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, a corporation may indemnify a director, officer, employee or agent with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, if such person (i) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation's articles of incorporation or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, however, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

        The articles of incorporation of Encore Medical Partners, Inc., Encore Medical Asset Corporation and Encore Medical GP, Inc. provide that the directors of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except to the extent that any applicable law may prevent such director from being relieved of such personal liability. Any repeal or modification of this provision shall be prospective only and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of such repeal or modification.

        The bylaws of Encore Medical Partners, Inc., Encore Medical Asset Corporation and Encore Medical GP, Inc. provide that the corporation must indemnify, to the maximum extent permitted by the law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

        In addition, the bylaws of Encore Medical Partners, Inc., Encore Medical Asset Corporation and Encore Medical GP, Inc. provide that the corporation must indemnify, to the maximum extent permitted by the law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of this duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        (f)    EmpiCare, Inc. is incorporated under the laws of Kentucky.

        Section 271B.8-510 of the Kentucky Business Corporation Act (the "KBCA") permits the indemnification by a corporation of any director who is made party to a threatened, pending or completed action, suit or proceeding because he is or was a director of such corporation. To be eligible for indemnification, such person must have conducted himself in good faith and reasonably believed that his conduct, if undertaken in his official capacity with the corporation, was in the corporation's best interests, and, if not in his official capacity, was at least not opposed to the corporation's best interests. In the case of a criminal proceeding, the director must also not have reasonable cause to believe his conduct was unlawful. A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit by him. Indemnification permitted under Section 271B.8-510 of the KBCA in connection with a proceeding by or in the right of the corporation shall be limited to reasonable expenses incurred in connection with the proceeding. Section 271B.8-560 of the KBCA provides that a Kentucky corporation may indemnify its officers, employees and agents to the same extent as directors. Indemnification against reasonable expenses incurred in connection with a proceeding is, unless otherwise limited by the corporation's articles of incorporation, mandatory when a director or officer has been wholly successful on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation. A court of competent jurisdiction may also order indemnification if the director is fairly and reasonably entitled thereto in view of all relevant circumstances, whether or not he met the applicable standard of conduct or was adjudged liable to the corporation.

        The KBCA provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. Additionally, the KBCA provides that a corporation may purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation against liability asserted against or incurred by such parties in their respective capacity with the corporation.

        EmpiCare, Inc.'s articles of incorporation and bylaws do not provide for the indemnification of its directors or officers.

        (g)   IOMED, LLC is a limited liability company organized under the laws of Utah.

        Sections 1801 through 1809 of the Utah Revised Limited Liability Company Act (the "URLLCA"), subject to the limitations and procedures contained therein, provide for mandatory and discretionary indemnification of a limited liability company's managers, members and other personnel, and related matters.

        Section 1802 of the URLLCA provides that a company may indemnify an individual who was, is or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because the individual is or was a manager of a company or, while a manager of the company, is or was serving at its request as a manager, member, director, officer, partner, trustee, employee, fiduciary or agent of another company or other person or of an employee benefit plan (an "Indemnifiable Manager"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses (including attorneys' fees), incurred in the Proceeding if: (i) the conduct of the individual was in good faith; (ii) the individual reasonably believed that the individual's conduct was in, or not opposed to, the best interests of the company; and (iii) in the case of any criminal Proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. Section 1802 of the URLLCA further provides, however, that the company may not indemnify an Indemnifiable Manager thereunder: (i) in connection with a Proceeding by or in the right of the company in which the Indemnifiable Manager was adjudged liable to the company; or (ii) in connection with any other Proceeding charging improper personal benefit to the Indemnifiable Manager, whether or not in the individual's official capacity, in which the individual was adjudged liable on the basis that personal benefit was improperly received by the Indemnifiable Manager.

        Section 1803 of the URLLCA provides that, unless limited by its articles of organization, a company shall indemnify an Indemnifiable Manager who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue, or matter in the Proceeding, to which the Indemnifiable Manager was a Party because of being an Indemnifiable Manager of the company, against reasonable expenses, including attorneys' fees, incurred by the Indemnifiable Manager in connection with the Proceeding or claim to which the individual has been successful.

        In addition, Section 1805 of the URLLCA provides that, unless otherwise limited by a company's articles of organization, an Indemnifiable Manager of the company who is or was a Party to a Proceeding may apply for indemnification to the court or other decision-maker conducting the Proceeding or to another court of competent jurisdiction. The court may order indemnification if it determines that: (i) the Indemnifiable Manager is entitled to mandatory indemnification under Section 1803 of the URLLCA, in which case the court shall also order the company to pay the Indemnifiable Manager's reasonable expenses, including attorneys' fees incurred to obtain court-ordered indemnification; or (ii) the Indemnifiable Manager is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the individual met the standard of conduct set forth in Section 1802 of the URLLCA or was adjudged liable as described in that Section 1802, except that the indemnification with respect to any proceeding in which liability has been adjudged in the circumstances described in subsection (4) of Section 1802 of the URLLCA.

        Section 1804 of the URLLCA provides that a company may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Manager who is a Party to a Proceeding in advance of the final disposition of the Proceeding if the individual furnishes the company (i) a written affirmation of the individual's good faith belief that the individual has met the prescribed standard of conduct; and (ii) a written undertaking, executed personally or on the individual's behalf, to repay the advance if it is ultimately determined that the individual did not meet the standard of conduct, which undertaking must be an unlimited obligation of the individual but need not be secured and may be accepted without reference to financial ability to make repayment; and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under Sections 1801 through 1809 of the URLLCA.

        Section 1807 of the URLLCA provides that, unless a company's articles of organization provide otherwise, to the same extent as an Indemnifiable Manager, (i) a member of the company is entitled to mandatory indemnification under Section 1803 thereof and is entitled to apply for court-ordered indemnification under Section 1805 thereof; and (ii) that the company may indemnify and advance expenses to a member, employee, fiduciary or agent of the company to the same extent as an Indemnifiable Manager.

        Section 1808 of the URLLCA provides further that a company may purchase and maintain liability insurance on behalf of an individual who is or was a manager, member, employee, fiduciary, or agent of the company or who, while serving as a manager, member, employee, fiduciary, or agent of the company, is or was serving at the request of the company as a manager, member, director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic limited liability company or other person, or of an employee benefit plan against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as such, whether or not the company would have the power to indemnify the individual against the same liability under Sections 1802, 1803, and 1807 of the URLLCA.

        Section 1809 of the URLLCA provides that a provision relating to a company's indemnification of or advance for expenses that is contained in its articles of organization or operating agreement or in a resolution of its members or in a contract, except an insurance policy, or otherwise, is valid only if and to the extent the provision is not inconsistent with Sections 1801 through 1809 of the URLLCA. If the articles of organization limit indemnification or advancement of expenses, indemnification and advancement of expenses are valid only to the extent not inconsistent with the articles.

        The operating agreement of IOMED, LLC provides that the company will indemnify the member, Empi Corp., to the fullest extent authorized by law for all expenses, losses, liabilities and damages the member actually and reasonably incurs in connection with the defense or settlement of any action arising out of or relating to the conduct of the company's activities. In addition, the company may advance costs of defense of any proceeding to the member. The operating agreement of IOMED, LLC also provides that the member will not be liable to the company or any other person for an act or omission done in good faith to promote the company's best interests, unless the act or omission constitutes gross negligence, intentional misconduct or a knowing violation of law. The operating agreement also provides that no member shall be personally liable for any of the debts, liabilities or obligations of the company, nor shall a member be required to lend any funds or make any further contributions to the company.

Item 21.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits

2.1
Agreement and Plan of Merger, dated as of July 15, 2007, among DJO Finance LLC (f/k/a ReAble Therapeutics Finance LLC) ("DJOFL"), Reaction Acquisition Merger Sub, Inc., and DJO Opco Holdings, Inc. (f/k/a DJO Incorporated) ("DJO Opco") (incorporated by reference to Exhibit 2.1 to DJOFL's Current Report on Form 8-K, filed on July 20, 2007).
3.1	Certificate of Formation of DJOFL and amendments thereto (incorporated by reference to Exhibit 3.1 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
3.2	Limited Liability Company Agreement of DJOFL (incorporated by reference to Exhibit 3.2 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
3.3++	Certificate of Incorporation of DJO Finance Corporation and amendments thereto.
3.4	Bylaws of DJO Finance Corporation (incorporated by reference to Exhibit 3.4 to DJOFL's Registration of Securities on Form S-4, filed on April 18, 2007).
3.5	Certificate of Formation of ReAble Therapeutics LLC (incorporated by reference to Exhibit 3.5 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.6	Limited Liability Company Agreement of ReAble Therapeutics LLC (incorporated by reference to Exhibit 3.6 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.7	Articles of Incorporation of Encore Medical Partners, Inc. (incorporated by reference to Exhibit 3.7 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.8	Bylaws of Encore Medical Partners, Inc. (incorporated by reference to Exhibit 3.8 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.9	Articles of Incorporation of Encore Medical Asset Corporation (incorporated by reference to Exhibit 3.9 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.10	Bylaws of Encore Medical Asset Corporation (incorporated by reference to Exhibit 3.10 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.11	Articles of Incorporation of Encore Medical GP, Inc. (incorporated by reference to Exhibit 3.11 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.12	Bylaws of Encore Medical GP, Inc. (incorporated by \reference to Exhibit 3.12 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.13	Articles of Amendment and Restated Articles of Incorporation of Empi, Inc. (incorporated by reference to Exhibit 3.13 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.14	Amended Bylaws of Empi, Inc. (incorporated by reference to Exhibit 3.14 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.15	Articles of Incorporation of Empi Corp. (incorporated by reference to Exhibit 3.15 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.16	Bylaws of Empi Corp. (incorporated by reference to Exhibit 3.16 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.17++	Articles of Organization of IOMED, LLC
3.18++	Operating Agreement of IOMED, LLC

3.19	Articles of Incorporation of EmpiCare, Inc. (incorporated by reference to Exhibit 3.19 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.20	Bylaws of EmpiCare, Inc. (incorporated by reference to Exhibit 3.20 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.21	Certificate of Limited Partnership of Encore Medical, L.P. (incorporated by reference to Exhibit 3.21 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.22	Agreement of Limited Partnership of Encore Medical, L.P. (incorporated by reference to Exhibit 3.22 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.23++	Certificate of Incorporation of DJO Opco Holdings, Inc. and amendment thereto.
3.24++	Bylaws of DJO Opco Holdings, Inc.
3.25++	Certificate of Formation of DJO, LLC and amendments thereto.
3.26++	Amended and Restated Operating Agreement of DJO, LLC
3.27++	Bylaws of DJO, LLC
4.1
Indenture, dated as of November 3, 2006, among DJOFL, DJO Finance Corporation (f/k/a Encore Medical Finance Corp. and ReAble Therapeutics Finance Corporation) ("DJO Finco"), the Guarantors named therein and The Bank of New York as Trustee, governing the 11 3/4% Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.1 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.2
Registration Rights Agreement, dated as of November 3, 2006, by and among DJOFL, DJO Finco, the Guarantors named therein, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 4.2 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.3
Credit Agreement, dated as of November 3, 2006, among DJOFL, as Borrower, DJO Holdings LLC (f/k/a Encore Medical Holdings LLC and ReAble Therapeutics Holdings LLC) ("DJO Holdings") and Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto (incorporated by reference to Exhibit 4.3 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.4	Amendment No. 1 to Credit Agreement (incorporated by reference herein to Exhibit 10.1 to DJOFL's Current Report on Form 8-K filed on July 5, 2007).
4.5	Incremental Amendment No. 1 to Credit Agreement (incorporated by reference herein to Exhibit 10.2 to DJOFL's Current Report on Form 8-K filed on July 5, 2007).
4.6
Security Agreement, dated as of November 3, 2006, among DJOFL, as Borrower, DJO Holdings, certain subsidiaries of DJO Holdings identified therein and Bank of America, N.A. as Collateral Agent (incorporated by reference to Exhibit 4.4 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.7
Guaranty, dated as of November 3, 2006 among DJO Holdings and certain subsidiaries of DJO Holdings identified therein and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 4.6 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.8
Indenture, dated November 20, 2007, among DJOFL, DJO Finco, the Guarantors party thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).

4.9
Registration Rights Agreement, dated November 20, 2007, among DJOFL, DJO Finco, the Guarantors party thereto and Credit Suisse Securities (USA) LLC and Banc of America Securities LLC (incorporated by reference to Exhibit 4.2 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
4.10
Credit Agreement, dated November 20, 2007, among DJOFL, as borrower, DJO Holdings, Credit Suisse, as administrative agent, the lenders from time to time party thereto and the other agents named therein (incorporated by reference to Exhibit 4.3 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
4.11
Security Agreement, dated November 20, 2007, among DJOFL, as borrower, DJO Holdings and certain subsidiaries named therein, and Credit Suisse, as collateral agent (incorporated by reference to Exhibit 4.5 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
4.12
Guaranty Agreement, dated November 20, 2007, among DJOFL, as borrower, DJO Holdings and certain subsidiaries named therein, and Credit Suisse, as collateral agent (incorporated by reference to Exhibit 4.4 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
5.1++	Opinion of Simpson Thacher & Bartlett LLP
10.1*	1996 Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to DJO's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004).
10.2*	Form of Stock Option Agreement—1996 Incentive Stock Plan Agreement (incorporated by reference to Exhibit 10.3 to DJO's Quarterly Report for the quarterly period ended October 2, 2004).
10.3*	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.4*
Form of Nonstatutory Stock Option Agreement for 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.5*	2007 Incentive Stock Plan, dated November 20, 2007 (incorporated by reference to Exhibit 10.7 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.6*	Amendment to 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to DJOFL's Current Report on Form 8-K, filed on May 1, 2008).
10.7*	Form of Nonstatutory Stock Option Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.6 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.8*
Form of DJO Opco Directors' Nonstatutory Stock Option Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.7 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.9*
Form of Nonstatutory Stock Option Agreement under 2007 Incentive Stock Plan (Replacement Version) (incorporated by reference to Exhibit 10.8 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.10*	Form of Nonstatutory Stock Option Rollover Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.9 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).

10.11*	Form of Incentive Stock Option Rollover Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.10 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.12*
Employment Agreement between DJO and Kenneth W. Davidson, dated October 1, 2003 (incorporated by reference to Exhibit 10.1 to DJO's Current Report on Form 8-K, filed on December 17, 2003 (Commission File No. 000-26538) ).
10.13*
Amendment to Employment Agreement between DJO and Kenneth W. Davidson, dated September 25, 2006 (incorporated by reference to Exhibit 99.1 to DJO's Current Report on Form 8-K, filed on September 26, 2006 (Commission File No. 000-26538)).
10.14*
Amendment to Employment Agreement between DJO and Kenneth W. Davidson, dated November 3, 2006 (incorporated by reference to Exhibit 10.5 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.15*
Employment Agreement between DJO and Paul D. Chapman, dated February 8, 2002 (incorporated by reference to Exhibit 10.23 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (Commission File No. 000-26538)).
10.16*
Amendment to Employment Agreement between DJO and Paul D. Chapman, dated November 15, 2003 (incorporated by reference to Exhibit 10.11.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).
10.17*
Amendment to Employment Agreement between DJO and Paul D. Chapman, dated November 3, 2006 (incorporated by reference to Exhibit 10.8 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188) ).
10.18*
Employment Agreement between DJO and William W. Burke, dated August 30, 2004 (incorporated by reference to Exhibit 10.1 to DJO's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004 (Commission File No. 000-26538)).
10.19*
Amendment to Employment Agreement between DJO and William W. Burke, dated November 3, 2006 (incorporated by reference to Exhibit 10.11 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.20*
Employment Agreement between DJO and Harry L. Zimmerman, dated June 12, 2001 (incorporated by reference to Exhibit 10.7 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26538)).
10.21*
Amendment to Employment Agreement between DJO and Harry L. Zimmerman, dated November 15, 2003 (incorporated by reference to Exhibit 10.13.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).
10.22*
Amendment to Employment Agreement between DJO and Harry L. Zimmerman, dated November 3, 2006 (incorporated by reference to Exhibit 10.14 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.23*
Employment Agreement between DJO and Jack F. Cahill, dated June 12, 2001 (incorporated by reference to Exhibit 10.3 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26538)).
10.24*
Amendment to Employment Agreement between DJO and Jack F. Cahill, dated November 15, 2003 (incorporated by reference to Exhibit 10.14.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).

10.25*
Amendment to Employment Agreement between DJO and Jack F. Cahill, dated November 3, 2006 (incorporated by reference to Exhibit 10.17 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188) ).
10.26*
Employment Agreement between DJO and Scott A. Klosterman, dated June 2, 2003 (incorporated by reference to Exhibit 10.24 to DJO's Registration Statement on Form S-1, filed on July 3, 2003 (Commission File No. 333-106821) ).
10.27*
Amendment to Employment Agreement between DJO and Scott A. Klosterman, dated November 15, 2003 (incorporated by reference to Exhibit 10.15.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).
10.28*
Amendment to Employment Agreement between DJO and Scott A. Klosterman, dated November 3, 2006 (incorporated by reference to Exhibit 10.20 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.29*	Employment Agreement between DJO and Peter W. Baird, executed effective October 1, 2006 (incorporated by reference to Exhibit 10.1 to DJO's Current Report on Form 8-K, filed on October 4, 2006).
10.30*
Restricted Stock Award Agreement, granted pursuant to the 2007 Incentive Stock Plan, dated November 20, 2007, by and between DJO and Peter Baird (incorporated by reference to Exhibit 10.5 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.31*
Term Sheet for Paul D. Chapman, dated November 20, 2007, by and between DJO and Paul D. Chapman (incorporated by reference to Exhibit 10.3 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.32*
Term Sheet for Kenneth W. Davidson, dated November 20, 2007, by and between DJO and Kenneth W. Davidson (incorporated by reference to Exhibit 10.4 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.33*	Annual Bonus Plan, dated as of November 3, 2006 (incorporated by reference to Exhibit 10.23 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.34*	Outline of 2008 Annual Bonus Plan (incorporated by reference to Exhibit 10.33 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.35*
Forms of Retention Bonus Agreement, dated November 20, 2007, by and between certain executives and DJO (incorporated by reference to Exhibit 10.6 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.36*
Forms of Change in Control and Severance Agreements, dated September 19, 2007, between DJO Opco and executive officers and certain members of management (incorporated by reference to Exhibits 10.1 and 10.2 to DJO Opco's Current Report on Form 8-K, filed on September 25, 2007).
10.37
Management Stockholders Agreement, dated as of November 3, 2006, by and among DJO and the management stockholders party thereto (incorporated by reference to Exhibit 10.22 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.38
First Amendment to Management Stockholders Agreement, dated November 20, 2007, by and between DJO, certain Blackstone stockholders and certain management stockholders (incorporated by reference to Exhibit 10.2 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).

10.39
Transaction and Monitoring Fee Agreement, dated November 3, 2006, between DJO and Blackstone Management Partners V L.L.C. (incorporated by reference to Exhibit 10.24 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.40
Amended and Restated Transaction and Monitoring Fee Agreement, dated November 20, 2007, between DJO and Blackstone Management Partners V L.L.C. (incorporated by reference to Exhibit 10.1 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.41
Debt Commitment Letter from Credit Suisse, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Banc of America Bridge LLC, and Banc of America Securities LLC, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.1 to DJOFL's Current Report on Form 8-K, filed on July 20, 2007).
10.42	Equity Commitment Letter from Blackstone Capital Partners V L.P., dated as of July 15, 2007 (incorporated by reference to Exhibit 10.2 to DJOFL's Current Report on Form 8-K, filed on July 20, 2007).
12.1+	Computation of Ratio of Earnings to Fixed Charges.
21.1	Schedule of Subsidiaries of DJO Finance LLC (incorporated by reference to Exhibit 21.1 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
23.1++	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto).
23.2+	Consents of Ernst & Young LLP
23.3+	Consent of KPMG LLP
24.1++	Powers of Attorney (included in signature pages of the initial filing of this Registration Statement).
25.1++	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York with respect to the Indenture governing the 10 7/8% Senior Notes due 2014
99.1++	Form of Letter of Transmittal
99.2++	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.3++	Form of Letter to Clients
99.4++	Form of Notice of Guaranteed Delivery

*
Constitutes management contract or compensatory contract

+
Filed herewith

++
Previously filed

  (b)
  Financial Statement Schedules

DJO FINANCE LLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Allowance for Doubtful Accounts	Allowance for Sales Returns	Allowance for Sales Discounts and Other Allowances(1)
Predecessor:
Balance as of December 31, 2004	$2,591	$144	$8,726
Provision	5,900	208	49,752
Write-offs, net of recoveries	(4,827)	—	(48,158)

Balance as of December 31, 2005	3,664	352	10,320
Provision	21,832	(69)	72,872
Write-offs, net of recoveries	(6,610)	—	(56,882)

Balance as of November 3, 2006	$18,886	$283	$26,310

Successor:
Provision	329	184	11,313
Write-offs, net of recoveries	—	—	—

Balance as of December 31, 2006	329	184	11,313
Provision	21,971	550	99,803
Acquired through business acquisitions	14,229	480	39,186
Write-offs, net of recoveries	(6,654)	(135)	(99,138)

Balance as of December 31, 2007	$29,875	$1,079	$51,164

(1)
Amounts are excluded from the provisions included in the consolidated statements of cash flows as the inclusion would not provide meaningful information.

Item 22.    Undertakings.

        (a)   Each of the undersigned registrants hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)
      to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii)
      to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii)
      to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (4)   that, for the purpose of determining liability under the Securities Act to any purchaser, if the registrants are subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

          (5)   that, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities:

  Each of the undersigned registrants undertakes that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

      (i)
      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

      (ii)
      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

      (iii)
      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

      (iv)
      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (c)   Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (d)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

DJO FINANCE LLC
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 12, 2008
* Kenneth W. Davidson	Manager	June 12, 2008
* Chinh E. Chu	Manager	June 12, 2008
* Julia Kahr	Manager	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

DJO FINANCE CORPORATION
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

DJO OPCO HOLDINGS, INC.
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

DJO, LLC
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Manager (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Manager (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Manager	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

REABLE THERAPEUTICS LLC
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Manager (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Manager (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Manager	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

ENCORE MEDICAL PARTNERS, INC.
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

ENCORE MEDICAL GP, INC.
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

ENCORE MEDICAL ASSET CORPORATION
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

EMPI, INC.
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

EMPI CORP.
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

EMPICARE, INC.
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

IOMED, LLC By: EMPI CORP., its sole member
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director of Empi Corp. (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director of Empi Corp. (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director of Empi Corp.	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on June 12, 2008.

ENCORE MEDICAL, LP By: ENCORE MEDICAL GP, INC., its general partner
By:	/s/ DONALD M. ROBERTS
	Name:	Donald M. Roberts
	Title:	Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Leslie H. Cross	Chief Executive Officer and Director of Encore Medical GP, Inc. (Principal Executive Officer)	June 12, 2008
* Vickie L. Capps	Executive Vice President, Chief Financial Officer, Treasurer and Director of Encore Medical GP, Inc. (Principal Financial and Accounting Officer)	June 12, 2008
* Donald M. Roberts	Executive Vice President, General Counsel, Secretary and Director of Encore Medical GP, Inc.	June 12, 2008
*By:	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of July 15, 2007, among DJO Finance LLC (f/k/a ReAble Therapeutics Finance LLC) ("DJOFL"), Reaction Acquisition Merger Sub, Inc., and DJO Opco Holdings, Inc. (f/k/a DJO Incorporated) ("DJO Opco") (incorporated by reference to Exhibit 2.1 to DJOFL's Current Report on Form 8-K, filed on July 20, 2007).
3.1	Certificate of Formation of DJOFL and amendments thereto (incorporated by reference to Exhibit 3.1 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
3.2	Limited Liability Company Agreement of DJOFL (incorporated by reference to Exhibit 3.2 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
3.3++	Certificate of Incorporation of DJO Finance Corporation and amendments thereto.
3.4	Bylaws of DJO Finance Corporation (incorporated by reference to Exhibit 3.4 to DJOFL's Registration of Securities on Form S-4, filed on April 18, 2007).
3.5	Certificate of Formation of ReAble Therapeutics LLC (incorporated by reference to Exhibit 3.5 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.6	Limited Liability Company Agreement of ReAble Therapeutics LLC (incorporated by reference to Exhibit 3.6 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.7	Articles of Incorporation of Encore Medical Partners, Inc. (incorporated by reference to Exhibit 3.7 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.8	Bylaws of Encore Medical Partners, Inc. (incorporated by reference to Exhibit 3.8 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.9	Articles of Incorporation of Encore Medical Asset Corporation (incorporated by reference to Exhibit 3.9 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.10	Bylaws of Encore Medical Asset Corporation (incorporated by reference to Exhibit 3.10 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.11	Articles of Incorporation of Encore Medical GP, Inc. (incorporated by reference to Exhibit 3.11 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.12	Bylaws of Encore Medical GP, Inc. (incorporated by reference to Exhibit 3.12 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.13	Articles of Amendment and Restated Articles of Incorporation of Empi, Inc. (incorporated by reference to Exhibit 3.13 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.14	Amended Bylaws of Empi, Inc. (incorporated by reference to Exhibit 3.14 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.15	Articles of Incorporation of Empi Corp. (incorporated by reference to Exhibit 3.15 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.16	Bylaws of Empi Corp. (incorporated by reference to Exhibit 3.16 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.17++	Articles of Organization of IOMED, LLC
3.18++	Operating Agreement of IOMED, LLC

3.19	Articles of Incorporation of EmpiCare, Inc. (incorporated by reference to Exhibit 3.19 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.20	Bylaws of EmpiCare, Inc. (incorporated by reference to Exhibit 3.20 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.21	Certificate of Limited Partnership of Encore Medical, L.P. (incorporated by reference to Exhibit 3.21 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.22	Agreement of Limited Partnership of Encore Medical, L.P. (incorporated by reference to Exhibit 3.22 to DJOFL's Registration Statement on Form S-4, filed on April 18, 2007).
3.23++	Certificate of Incorporation of DJO Opco Holdings, Inc. and amendment thereto.
3.24++	Bylaws of DJO Opco Holdings, Inc.
3.25++	Certificate of Formation of DJO, LLC and amendments thereto.
3.26++	Amended and Restated Operating Agreement of DJO, LLC
3.27++	Bylaws of DJO, LLC.
4.1
Indenture, dated as of November 3, 2006, among DJOFL, DJO Finance Corporation (f/k/a Encore Medical Finance Corp. and ReAble Therapeutics Finance Corporation) ("DJO Finco"), the Guarantors named therein and The Bank of New York as Trustee, governing the 11 3/4% Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.1 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.2
Registration Rights Agreement, dated as of November 3, 2006, by and among DJOFL, DJO Finco, the Guarantors named therein, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 4.2 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.3
Credit Agreement, dated as of November 3, 2006, among DJOFL, as Borrower, DJO Holdings LLC (f/k/a Encore Medical Holdings LLC and ReAble Therapeutics Holdings LLC) ("DJO Holdings") and Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto (incorporated by reference to Exhibit 4.3 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.4	Amendment No. 1 to Credit Agreement (incorporated by reference herein to Exhibit 10.1 to DJOFL's Current Report on Form 8-K filed on July 5, 2007).
4.5	Incremental Amendment No. 1 to Credit Agreement (incorporated by reference herein to Exhibit 10.2 to DJOFL's Current Report on Form 8-K filed on July 5, 2007).
4.6
Security Agreement, dated as of November 3, 2006, among DJOFL, as Borrower, DJO Holdings, certain subsidiaries of DJO Holdings identified therein and Bank of America, N.A. as Collateral Agent (incorporated by reference to Exhibit 4.4 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.7
Guaranty, dated as of November 3, 2006 among DJO Holdings and certain subsidiaries of DJO Holdings identified therein and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 4.6 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
4.8
Indenture, dated November 20, 2007, among DJOFL, DJO Finco, the Guarantors party thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).

4.9
Registration Rights Agreement, dated November 20, 2007, among DJOFL, DJO Finco, the Guarantors party thereto and Credit Suisse Securities (USA) LLC and Banc of America Securities LLC (incorporated by reference to Exhibit 4.2 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
4.10
Credit Agreement, dated November 20, 2007, among DJOFL, as borrower, DJO Holdings, Credit Suisse, as administrative agent, the lenders from time to time party thereto and the other agents named therein (incorporated by reference to Exhibit 4.3 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
4.11
Security Agreement, dated November 20, 2007, among DJOFL, as borrower, DJO Holdings and certain subsidiaries named therein, and Credit Suisse, as collateral agent (incorporated by reference to Exhibit 4.5 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
4.12
Guaranty Agreement, dated November 20, 2007, among DJOFL, as borrower, DJO Holdings and certain subsidiaries named therein, and Credit Suisse, as collateral agent (incorporated by reference to Exhibit 4.4 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
5.1++	Opinion of Simpson Thacher & Bartlett LLP
10.1*	1996 Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to DJO's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004).
10.2*	Form of Stock Option Agreement—1996 Incentive Stock Plan Agreement (incorporated by reference to Exhibit 10.3 to DJO's Quarterly Report for the quarterly period ended October 2, 2004).
10.3*	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.4*
Form of Nonstatutory Stock Option Agreement for 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.5*	2007 Incentive Stock Plan, dated November 20, 2007 (incorporated by reference to Exhibit 10.7 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.6*	Amendment to 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to DJOFL's Current Report on Form 8-K, filed on May 1, 2008).
10.7*	Form of Nonstatutory Stock Option Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.6 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.8*
Form of DJO Opco Directors' Nonstatutory Stock Option Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.7 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.9*
Form of Nonstatutory Stock Option Agreement under 2007 Incentive Stock Plan (Replacement Version) (incorporated by reference to Exhibit 10.8 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.10*	Form of Nonstatutory Stock Option Rollover Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.9 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).

10.11*	Form of Incentive Stock Option Rollover Agreement under 2007 Incentive Stock Plan (incorporated by reference to Exhibit 10.10 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.12*
Employment Agreement between DJO and Kenneth W. Davidson, dated October 1, 2003 (incorporated by reference to Exhibit 10.1 to DJO's Current Report on Form 8-K, filed on December 17, 2003 (Commission File No. 000-26538) ).
10.13*
Amendment to Employment Agreement between DJO and Kenneth W. Davidson, dated September 25, 2006 (incorporated by reference to Exhibit 99.1 to DJO's Current Report on Form 8-K, filed on September 26, 2006 (Commission File No. 000-26538)).
10.14*
Amendment to Employment Agreement between DJO and Kenneth W. Davidson, dated November 3, 2006 (incorporated by reference to Exhibit 10.5 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.15*
Employment Agreement between DJO and Paul D. Chapman, dated February 8, 2002 (incorporated by reference to Exhibit 10.23 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (Commission File No. 000-26538)).
10.16*
Amendment to Employment Agreement between DJO and Paul D. Chapman, dated November 15, 2003 (incorporated by reference to Exhibit 10.11.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).
10.17*
Amendment to Employment Agreement between DJO and Paul D. Chapman, dated November 3, 2006 (incorporated by reference to Exhibit 10.8 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188) ).
10.18*
Employment Agreement between DJO and William W. Burke, dated August 30, 2004 (incorporated by reference to Exhibit 10.1 to DJO's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004 (Commission File No. 000-26538)).
10.19*
Amendment to Employment Agreement between DJO and William W. Burke, dated November 3, 2006 (incorporated by reference to Exhibit 10.11 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.20*
Employment Agreement between DJO and Harry L. Zimmerman, dated June 12, 2001 (incorporated by reference to Exhibit 10.7 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26538)).
10.21*
Amendment to Employment Agreement between DJO and Harry L. Zimmerman, dated November 15, 2003 (incorporated by reference to Exhibit 10.13.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).
10.22*
Amendment to Employment Agreement between DJO and Harry L. Zimmerman, dated November 3, 2006 (incorporated by reference to Exhibit 10.14 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.23*
Employment Agreement between DJO and Jack F. Cahill, dated June 12, 2001 (incorporated by reference to Exhibit 10.3 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 000-26538)).
10.24*
Amendment to Employment Agreement between DJO and Jack F. Cahill, dated November 15, 2003 (incorporated by reference to Exhibit 10.14.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).

10.25*
Amendment to Employment Agreement between DJO and Jack F. Cahill, dated November 3, 2006 (incorporated by reference to Exhibit 10.17 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188) ).
10.26*
Employment Agreement between DJO and Scott A. Klosterman, dated June 2, 2003 (incorporated by reference to Exhibit 10.24 to DJO's Registration Statement on Form S-1, filed on July 3, 2003 (Commission File No. 333-106821) ).
10.27*
Amendment to Employment Agreement between DJO and Scott A. Klosterman, dated November 15, 2003 (incorporated by reference to Exhibit 10.15.1 to DJO's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission File No. 000-26538)).
10.28*
Amendment to Employment Agreement between DJO and Scott A. Klosterman, dated November 3, 2006 (incorporated by reference to Exhibit 10.20 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.29*	Employment Agreement between DJO and Peter W. Baird, executed effective October 1, 2006 (incorporated by reference to Exhibit 10.1 to DJO's Current Report on Form 8-K, filed on October 4, 2006).
10.30*
Restricted Stock Award Agreement, granted pursuant to the 2007 Incentive Stock Plan, dated November 20, 2007, by and between DJO and Peter Baird (incorporated by reference to Exhibit 10.5 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.31*
Term Sheet for Paul D. Chapman, dated November 20, 2007, by and between DJO and Paul D. Chapman (incorporated by reference to Exhibit 10.3 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.32*
Term Sheet for Kenneth W. Davidson, dated November 20, 2007, by and between DJO and Kenneth W. Davidson (incorporated by reference to Exhibit 10.4 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.33*	Annual Bonus Plan, dated as of November 3, 2006 (incorporated by reference to Exhibit 10.23 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.34*	Outline of 2008 Annual Bonus Plan (incorporated by reference to Exhibit 10.33 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
10.35*
Forms of Retention Bonus Agreement, dated November 20, 2007, by and between certain executives and DJO (incorporated by reference to Exhibit 10.6 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.36*
Forms of Change in Control and Severance Agreements, dated September 19, 2007, between DJO Opco and executive officers and certain members of management (incorporated by reference to Exhibits 10.1 and 10.2 to DJO Opco's Current Report on Form 8-K, filed on September 25, 2007).
10.37
Management Stockholders Agreement, dated as of November 3, 2006, by and among DJO and the management stockholders party thereto (incorporated by reference to Exhibit 10.22 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.38
First Amendment to Management Stockholders Agreement, dated November 20, 2007, by and between DJO, certain Blackstone stockholders and certain management stockholders (incorporated by reference to Exhibit 10.2 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).

10.39
Transaction and Monitoring Fee Agreement, dated November 3, 2006, between DJO and Blackstone Management Partners V L.L.C. (incorporated by reference to Exhibit 10.24 of DJOFL's Registration Statement on Form S-4, filed on April 18, 2007 (File No. 333-142188)).
10.40
Amended and Restated Transaction and Monitoring Fee Agreement, dated November 20, 2007, between DJO and Blackstone Management Partners V L.L.C. (incorporated by reference to Exhibit 10.1 to DJOFL's Current Report on Form 8-K, filed on November 27, 2007).
10.41
Debt Commitment Letter from Credit Suisse, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Banc of America Bridge LLC, and Banc of America Securities LLC, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.1 to DJOFL's Current Report on Form 8-K, filed on July 20, 2007).
10.42	Equity Commitment Letter from Blackstone Capital Partners V L.P., dated as of July 15, 2007 (incorporated by reference to Exhibit 10.2 to DJOFL's Current Report on Form 8-K, filed on July 20, 2007).
12.1+	Computation of Ratio of Earnings to Fixed Charges.
21.1	Schedule of Subsidiaries of DJO Finance LLC (incorporated by reference to Exhibit 21.1 to DJOFL's Annual Report on Form 10-K, filed on March 28, 2008).
23.1++	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto).
23.2+	Consents of Ernst & Young LLP
23.3+	Consent of KPMG LLP
24.1++	Powers of Attorney (included in signature pages of the initial filing of this Registration Statement).
25.1++	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York with respect to the Indenture governing the 10 7/8% Senior Notes due 2014
99.1++	Form of Letter of Transmittal
99.2++	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.3++	Form of Letter to Clients
99.4++	Form of Notice of Guaranteed Delivery

*
Constitutes management contract or compensatory contract

+
Filed herewith

++
Previously filed

QuickLinks

Table of Additional Registrant Guarantors
TABLE OF CONTENTS
MARKET, RANKING AND OTHER INDUSTRY DATA
TRADEMARKS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Transactions
Sources and Uses
Corporate Structure
Corporate Information
The Blackstone Group
The Exchange Offer
The Exchange Notes
Risk Factors
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
RISK FACTORS
THE TRANSACTIONS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007
SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Grants of Plan-Based Awards in 2007
Outstanding Equity Awards at 2007 Fiscal Year-End
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF NOTES
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER
PLAN OF DISTRIBUTION
LEGAL MATTERS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DJO FINANCE LLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DJO Finance LLC and Subsidiaries Consolidated Balance Sheets (in thousands, except share and per share data)
DJO Finance LLC and Subsidiaries Consolidated Statements of Operations (in thousands)
DJO Finance LLC and Subsidiaries Consolidated Statements of Changes in Stockholders' Equity, Membership Equity, and Comprehensive Income (Loss) (in thousands)
DJO Finance LLC and Subsidiaries Consolidated Statements of Cash Flows (in thousands)
DJO Finance LLC and Subsidiaries Notes to Consolidated Financial Statements
DJO Finance LLC and Subsidiaries Condensed Consolidating Statement of Operations For the Successor Year Ended December 31, 2007 (in thousands)
DJO Finance LLC and Subsidiaries Condensed Consolidating Statement of Operations For the Successor Period November 4, 2006 through December 31, 2006 (in thousands)
DJO Finance LLC and Subsidiaries Condensed Consolidating Statement of Operations For the Predecessor Period January 1, 2006 through November 3, 2006 (in thousands)
DJO Finance LLC and Subsidiaries Condensed Consolidating Statement of Operations For the Predecessor Year Ended December 31, 2005 (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidating Statement of Cash Flows For the Successor Year Ended December 31, 2007 (in thousands)
DJO Finance LLC and Subsidiaries Condensed Consolidating Statement of Cash Flows For the Successor Period November 4, 2006 through December 31, 2006 (in thousands)
DJO Finance LLC and Subsidiaries Condensed Consolidating Statement of Cash Flows For the Predecessor Period January 1, 2006 through November 3, 2006 (in thousands)
DJO Finance LLC and Subsidiaries Condensed Consolidating Statement of Cash Flows Year Ended December 31, 2005 (Predecessor) (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidated Balance Sheets (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidated Statements of Operations (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidated Statements of Cash Flows (in thousands)
DJO Finance LLC and Subsidiaries Notes to Unaudited Condensed Consolidated Financial Statements
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidating Balance Sheet As of March 29, 2008 (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidating Balance Sheet As of December 31, 2007 (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidating Statement of Operations For the Three Month Period Ended March 29, 2008 (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidating Statement of Operations For the Three Month Period Ended March 31, 2007 (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidating Statement of Cash Flows For the Three Month Period Ended March 29, 2008 (in thousands)
DJO Finance LLC and Subsidiaries Unaudited Condensed Consolidating Statement of Cash Flows For the Three Month Period Ended March 31, 2007 (in thousands)
Report of Independent Auditors
DJO Incorporated CONSOLIDATED BALANCE SHEETS (In thousands, except share and par value data)
DJO Incorporated CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share data)
DJO Incorporated CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (In thousands, except share data)
DJO Incorporated CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
DJO Incorporated NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands)
DJO INCORPORATED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share data)
DJO INCORPORATED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
DJO INCORPORATED NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
Report of Independent Auditors
Aircast, Inc. and Aircast International Sales, LLC Combined Balance Sheets
Aircast, Inc. and Aircast International Sales, LLC Combined Statements of Income
Aircast, Inc. and Aircast International Sales, LLC Combined Statements of Changes in Stockholders' and Members' Equity
Aircast, Inc. and Aircast International Sales, LLC Combined Statements of Cash Flows
Aircast, Inc. and Aircast International Sales, LLC Notes to Combined Financial Statements December 7, 2004
Other Financial Information Aircast, Inc. and Aircast International Sales, LLC Combining Balance Sheet December 7, 2004
Aircast, Inc. and Aircast International Sales, LLC Combining Statement of Income Period from January 1, 2004 through December 7, 2004
Report of Independent Auditors
Aircast Incorporated Consolidated Balance Sheets
Aircast Incorporated Consolidated Statements of Operations
Aircast Incorporated Consolidated Statements of Changes in Stockholders' (Deficit) Equity
Aircast Incorporated Consolidated Statements of Cash Flows
Aircast Incorporated Notes to Consolidated Financial Statements December 31, 2005
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits and Financial Statement Schedules.
DJO FINANCE LLC SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (in thousands)
  Item 22. Undertakings .
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
EXHIBIT INDEX